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INDEX TO SDTB FINANCIAL STATEMENTS

FILED PURSUANT TO RULE 424(b)(3)
REG. STATEMENT NO. 333-187688

        SAN DIEGO TRUST BANK
2550 Fifth Avenue
Suite 1010
San Diego, California 92103

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear San Diego Trust Bank shareholders:

        You are cordially invited to attend a special meeting of shareholders of San Diego Trust Bank, or SDTB, to be held at 5:30 p.m., Pacific Time, on Friday, June 21, 2013 at SDTB's main branch located at 2550 5th Avenue #120, San Diego, California 92103. At the special meeting, you will be asked to consider and vote upon a proposal to approve an agreement and plan of reorganization, which is referred to in this document as the merger agreement, pursuant to which SDTB will be merged with and into Pacific Premier Bank, a wholly owned subsidiary of Pacific Premier Bancorp, Inc., or Pacific Premier.

        If the merger agreement is approved and the transaction is subsequently completed, each outstanding share of SDTB common stock will be cancelled and converted into the right to receive $13.41 in cash, without interest, or 1.114 shares of Pacific Premier common stock. Both the stock portion and the cash portion of the merger consideration will be subject to possible adjustment prior to the closing of the merger.

        SDTB shareholders will have the opportunity to elect to receive all cash, all stock, or a combination of cash and stock for all shares of SDTB common stock held by them, subject to allocation procedures which are intended to ensure that 50% of the aggregate value of the merger consideration is paid in the form of shares of Pacific Premier common stock and 50% of the aggregate merger consideration is paid in cash. Cash will be paid in lieu of any fractional share interest.

        The stock portion of the merger consideration is subject to possible downward or upward adjustment based on the average closing stock price of Pacific Premier common stock for the 10 trading day period ending on the fifth business day prior to the effective time of the merger, or the PPBI Average Share Price. The per share stock consideration of 1.114 shares of Pacific Premier common stock is subject to (i) downward adjustment if the PPBI Average Share Price is greater than $13.240 and (ii) upward adjustment if the PPBI Average Share Price is less than $10.832. If the PPBI Average Share Price is equal to or greater than $10.832 but less than or equal to $13.240, then no adjustment will be made to the per share stock consideration. In no event will the upward adjustment to the per share stock consideration increase beyond a number of shares of Pacific Premier common stock that would result in Pacific Premier issuing to SDTB shareholders in the aggregate more than 19.9% of its outstanding shares of Pacific Premier common stock at the closing of the merger. Upon completion of the merger, and based on 2,151,395 shares of SDTB common stock outstanding as of May 9, 2013 and assuming there is no adjustment to the per share stock consideration, SDTB shareholders are expected to receive 1,198,327 shares of Pacific Premier common stock.

        The implied value of the per share stock consideration to be paid to SDTB shareholders is based on the exchange ratio of 1.114 shares of Pacific Premier common stock for one share of SDTB common stock. The implied value on May 9, 2013 was $13.95, which amount was based on the closing price per share of Pacific Premier common stock on that date. The value of the stock portion of the merger consideration will fluctuate both based on the market price of Pacific Premier common stock and the fact that the exchange ratio may be subject to upward or downward adjustment, as discussed in the paragraph above and in more detail in the accompanying proxy statement/prospectus. Consequently, the value of the stock portion of the merger consideration will not be known at the time you vote on the merger agreement. Pacific Premier's common stock is listed on the Nasdaq Global Market under the symbol "PPBI." You should obtain current market quotations for the Pacific Premier common stock.

        The cash portion of the merger consideration is subject to downward adjustment if SDTB's aggregate transaction-related expenses exceed $3.0 million, on an after-tax equivalent basis, with any excess reducing the per share cash consideration by the quotient of (i) such excess amount divided by (ii) the total number of shares of issued and outstanding SDTB common stock. However, the cash portion of the merger consideration is not subject to an upward adjustment if SDTB's aggregate transaction-related expenses are less than $3.0 million, on an after-tax equivalent basis. Because the cash portion of the merger consideration is subject to possible downward adjustment, the amount of cash consideration to be received will not be known at the time you vote on the merger agreement. Although no assurances can be made as to the final amount of SDTB's transaction-related expenses as of the closing date of the merger, SDTB does not anticipate that its transaction-related expenses, on an after-tax basis, will exceed $3.0 million based on currently available information.

        Based on our reasons for the transaction described in the accompanying document, including the fairness opinion issued by our financial advisor, Keefe, Bruyette & Woods, Inc., our board of directors believes that the transaction is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote "FOR" approval of the merger agreement.

        The accompanying proxy statement/prospectus gives you detailed information about the special meeting, the transaction and related matters. In addition to being a proxy statement of SDTB, this document is the prospectus of Pacific Premier for the shares of its common stock that will be issued in connection with the transaction. We advise you to read this entire document carefully, including the considerations discussed under "Risk Factors" beginning on page 31, and the appendices to the accompanying proxy statement/prospectus, which include the merger agreement.

        Your vote is very important. The transaction cannot be completed unless the holders of a majority of the outstanding shares of SDTB common stock vote in favor of approval of the merger agreement at the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by following the instructions to vote via the Internet or by telephone indicated on the proxy card.

        We appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

Sincerely,

Michael E. Perry Chairman, President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Pacific Premier common stock to be issued in the transaction or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The securities to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        This proxy statement/prospectus is dated May 10, 2013 and is being first mailed to shareholders of SDTB on or about May 17, 2013

SAN DIEGO TRUST BANK
2550 Fifth Avenue
Suite 1010
San Diego, California 92103

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on June 21, 2013

To the shareholders of San Diego Trust Bank:

        We will hold a special meeting of shareholders of San Diego Trust Bank, or SDTB, to be held at 5:30 p.m., Pacific Time, on Friday, June 21, 2013 at SDTB's main branch located at 2550 5th Avenue #120, San Diego, California 92103, for the following purposes:

  1.
  Approval of the Merger Agreement. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of March 5, 2013, among Pacific Premier Bancorp, Inc., Pacific Premier Bank and SDTB, referred to in this notice as the merger agreement, pursuant to which SDTB will merge with and into Pacific Premier Bank, with Pacific Premier Bank as the surviving institution. This transaction is referred to in this notice as the merger. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus of which this notice is a part; and

  2.
  Adjournment. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

        No other business may be conducted at the special meeting.

        We have fixed the close of business on May 9, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only holders of SDTB common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

        The SDTB board of directors has unanimously approved the merger agreement and the transactions contemplated therein. Based on SDTB's reasons for the merger described in the attached proxy statement/prospectus, the SDTB board of directors has determined that the merger is in the best interests of SDTB and its shareholders, and unanimously recommends that shareholders vote "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

        Holders of SDTB common stock have the right to dissent from the merger and assert dissenters' rights, provided the requirements of California law governing dissenters' rights are followed. A copy of the provisions of the California General Corporation Law, which govern dissenters' rights, is attached as Appendix C to the accompanying proxy statement/prospectus.

        If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of SDTB common stock, please contact Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, at (619) 525-1727, or Toby Reschan, SDTB's Senior Executive Vice President and Chief Operating Officer, at (619) 525-1728.

        Your vote is very important.    Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card.

By Order of the Board of Directors

Michael E. Perry Chairman, President and Chief Executive Officer

San Diego, California
May 10, 2013

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Pacific Premier from documents that are not included in or delivered with this document. You can obtain these documents through the Securities and Exchange Commission, or the Commission, website at http://www.sec.gov, or by requesting them in writing or by telephone from Pacific Premier Bancorp, Inc. as follows:

Pacific Premier Bancorp, Inc.,
17901 Von Karman Ave.
Suite 1200
Irvine, California 92614
Attention: Kent J. Smith
Telephone: (949) 864-8000

        If you would like to request documents, please do so by Friday, June 14, 2013 in order to receive them before the special meeting.

        In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, or Toby Reschan, SDTB's Senior Executive Vice President and Chief Operating Officer, at the following address:

San Diego Trust Bank
2550 Fifth Avenue
Suite 1010
San Diego, California 92103

or at the following respective telephone numbers:

Michael E. Perry at (619) 525-1727
Toby Reschan at (619) 525-1728

        SDTB does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the Commission.

        For additional information, please see "Where You Can Find More Information" beginning on page 136.

i

QUESTIONS AND ANSWERS
ABOUT THE MERGER AND THE SPECIAL MEETING

        The following are some questions that you may have regarding the merger and the special meeting, and brief answers to those questions. Pacific Premier and SDTB advise you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 136.

Q:
What am I being asked to vote on?

A:
You are being asked to vote to approve the merger agreement. As a result of the merger, SDTB will cease to exist and SDTB shareholders will exchange their shares of the common stock of SDTB, or SDTB common stock, for the merger consideration, which is comprised of (i) 1.114 shares of common stock of Pacific Premier, or Pacific Premier common stock, or (ii) $13.41 in cash, without interest. Both the stock portion and the cash portion of the merger consideration are subject to adjustment prior to the consummation of the merger, as further described in "The Merger—The Merger Consideration" beginning on page 57.

  You are also being asked to consider and vote upon a proposal to grant discretionary authority to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Q.
Can I elect the type of merger consideration that I will receive in the merger?

A.
Yes. Subject to the allocation procedures described in this proxy statement/prospectus which are intended to ensure that 50% of the aggregate value of the merger consideration is paid in the form of shares of Pacific Premier common stock and 50% is paid in cash, you may elect to receive one of the following options in exchange for your SDTB common stock:

•
all cash;

•
all Pacific Premier common stock; or

•
a portion in cash and a portion in Pacific Premier common stock in amounts you select.

  Whether you receive the consideration you have selected will depend upon the election you make and the effect, if any, of the allocation procedures that are discussed in this proxy statement/prospectus. For additional information about the allocation procedures, see "The Merger—The Merger Consideration—Allocation Procedures" beginning on page 61.

Q.
How do I elect to receive cash, shares of Pacific Premier common stock or a combination of cash and stock for my shares of SDTB common stock?

A.
A form for making an election will be sent to you no later than the date that this proxy statement/prospectus is mailed to holders of record of SDTB common stock. Each SDTB shareholder should complete the election form indicating the form of merger consideration they would like to receive, whether all cash, all Pacific Premier common stock, or a combination of cash and stock in amounts determined by each SDTB shareholder, subject to the allocation procedures. For additional information about the allocation procedures, see "The Merger—The Merger Consideration—Allocation Procedures" beginning on page 61.

  For SDTB shareholder elections to be effective, an election form must be sent to and received by American Stock Transfer & Trust Company, the exchange agent, on or before 5:00 p.m., Pacific Time, on June 21, 2013. The election form should not be sent with your proxy card. Instead, use the separate envelope specifically provided for the election form and your stock certificates. If an SDTB shareholder does not timely return his or her election form and make a timely election for the type of merger consideration he or she would like to receive, such SDTB shareholder will be allocated Pacific Premier common stock and/or cash depending on the elections made by other SDTB shareholders. For additional information about the allocation procedures, see "The Merger—The Merger Consideration—Allocation Procedures" beginning on page 61.

Q:
Will I receive the form of consideration I elect to receive?

A:
Not necessarily. The allocation procedures described in this proxy statement/prospectus beginning on page 61 and set forth in the merger agreement are intended to ensure that 50% of the aggregate merger consideration paid by Pacific Premier to holders of SDTB common stock will be Pacific Premier common stock, and 50% of the aggregate consideration will be paid in cash. While SDTB shareholders will have the opportunity to elect all cash, all Pacific Premier common stock or a portion in cash and a portion in Pacific Premier common stock, there is no assurance that you will receive the form of consideration you elect with respect to the SDTB common stock you hold. If there is an oversubscription for either cash or Pacific Premier common stock, then Pacific Premier will cause the exchange agent to allocate the aggregate consideration to be received by SDTB shareholders according to the procedures set forth in this document such that 50% of the aggregate consideration is paid in cash and 50% is paid in Pacific Premier common stock.

Q:
Will I be able to trade the Pacific Premier common stock that I receive in the merger?

A:
Yes. The Pacific Premier common stock issued in the merger will be listed on the Nasdaq Global Market under the symbol "PPBI." Unless you are deemed an "affiliate" of Pacific Premier, you may sell the shares of Pacific Premier common stock you receive in the merger without restriction.

Q:
Why is my vote important?

A:
The merger agreement must be approved by the holders of a majority of the outstanding shares of SDTB common stock. If you do not vote, it will have the same effect as a vote against the merger agreement. Holders of 518,866 shares of SDTB common stock, representing approximately 24.1% of the outstanding shares of SDTB common stock, have signed shareholder agreements with Pacific Premier agreeing to vote in favor of the merger agreement.

Q:
What does the SDTB board of directors recommend?

A:
The SDTB board of directors unanimously recommends that you vote "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

Q:
Will I have dissenters' rights in connection with the merger?

A:
Yes. Holders of SDTB common stock have the right to dissent from the merger and assert dissenters' rights, provided the requirements of California law governing dissenters' rights are followed. Any SDTB shareholder who desires to exercise dissenters' rights must not have voted his, her or its shares of SDTB common stock "FOR" approval of the merger agreement. To preserve dissenters' rights, an SDTB shareholder must make a written demand for the purchase of their shares of SDTB common stock and payment to them of the fair market value of their shares of SDTB common stock within 30 days after the date on which notice of SDTB shareholder approval of the merger agreement is mailed to SDTB shareholders that did not vote "FOR" approval of the merger agreement. Simply failing to vote for, or voting against, the merger agreement does not constitute a proper written demand under the California General Corporation Law, or CGCL.

  Please read the section entitled "The Merger—Dissenters' Rights" beginning on page 88 and the sections of California law, which are set forth in Appendix C to this proxy statement/prospectus.

  Pacific Premier has the option to terminate the merger agreement if dissenters' rights are perfected and exercised with respect to ten percent (10%) or more of the outstanding shares of SDTB common stock. Please see "The Merger—Conditions to the Merger" beginning on page 64.

Q:
Are there any risks I should consider in deciding whether I vote for the merger agreement?

A:
Yes. Set forth under the heading of "Risk Factors," beginning on page 31, are a number of risk factors that you should consider carefully.

Q:
When do you expect to complete the merger?

A:
The parties expect to complete the merger late in the second quarter of 2013 or in the third quarter of 2013. However, there is no assurance when or if the merger will occur. Prior to the consummation of the merger, SDTB shareholders must approve the merger agreement at the special meeting and other conditions to the consummation of the merger must be satisfied. Pacific Premier and SDTB have received approval from each of the applicable banking regulators for the merger.

Q:
When and where is the SDTB special shareholders meeting?

A:
The special meeting will be held at 5:30 p.m., Pacific Time, on Friday, June 21, 2013 at SDTB's main branch located at 2550 5th Avenue #120, San Diego, California 92103.

Q:
Who is entitled to vote at the special meeting?

A:
The holders of record of SDTB common stock at the close of business on May 9, 2013, which is the date SDTB's board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares of SDTB common stock to be voted. Then sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by following the Internet and telephone voting instructions indicated on the proxy card. This will enable your shares of SDTB common stock to be represented and voted at the special meeting.

Q:
If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:
No. Your bank, broker or other nominee will not be able to vote shares held by it in street name on your behalf without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides to you.

Q:
What if I abstain from voting or fail to instruct my broker?

A:
If you are a holder of SDTB common stock and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, referred to as a broker non-vote, then the abstention or broker non-vote of shares of SDTB common stock will be counted towards a quorum at the special meeting, but such shares will have the same effect as a vote against the proposal to approve of the merger agreement.

  Abstentions and broker non-votes of shares of SDTB common stock will not have any effect on the proposal of the SDTB board of directors to adjourn the special meeting, if the number of affirmative votes cast for the proposal is a majority of the votes cast and such votes constitute a majority of the quorum required to transact business at the special meeting. However, if the number of affirmative votes cast for the adjournment proposal is a majority of the votes cast, but such votes do not constitute a majority of the quorum required to transact business at the special meeting, then abstentions and broker non-votes will have the same effect as a vote against the proposal of the SDTB board of directors to adjourn the special meeting.

Q.
What if I fail to instruct my broker to complete the election form?

A.
If an SDTB shareholder fails to instruct his or her broker or other nominee on which election to make, such SDTB shareholder will be treated as if he or she did not make an election with respect to the merger consideration to be received by such SDTB shareholder in exchange for his or her shares of SDTB common stock. Such shares will be treated as no-election shares and will be subject to the allocation procedures described in this proxy statement/prospectus. For additional information about the allocation procedures, see "The Merger—The Merger Consideration—Allocation Procedures" beginning on page 61.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All SDTB shareholders are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If your shares are held in street name, then you are not the shareholder of record and you must bring a legal proxy from your broker, bank or other nominee confirming that you are the beneficial owner of the shares in order to vote in person at the special meeting.

Q:
Can I change my vote?

A:
Yes. Regardless of the method used to cast a vote, if a SDTB shareholder is a holder of record, he or she may change his or her vote by:

•
delivering to SDTB prior to the special meeting a written notice of revocation addressed to Michael E. Perry, Chairman, President and Chief Executive Officer, San Diego Trust Bank, 2550 Fifth Avenue, Suite 1010, San Diego, California 92103;

•
completing, signing and returning a new proxy card with a later date before the date of the special meeting, and any earlier proxy will be revoked automatically; or

•
attending the special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke his or her proxy.

  If a SDTB shareholder has instructed a broker or other nominee to vote his or her shares of SDTB common stock, he or she must follow directions received from the broker or other nominee to change such vote.

Q:
Will SDTB be required to submit the merger agreement to its shareholders even if the SDTB board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the special meeting, SDTB is required to submit the merger agreement to its shareholders even if the SDTB board of directors has withdrawn, modified or qualified its recommendation, consistent with the terms of the merger agreement.

Q:
What is the procedure for sending in my stock certificates?

A:
SDTB shareholders will be receiving a letter of transmittal with their election form that will provide instructions for SDTB shareholders to surrender their SDTB common stock certificates in exchange for the merger consideration. The letter of transmittal will be sent to you at approximately the same time that you will be sent this proxy statement/prospectus. SDTB shareholders should follow the instructions in the letter of transmittal for how to deliver their SDTB common stock certificates in exchange for the merger consideration. The SDTB common stock certificates should not be sent with your proxy card. Instead, use the separate envelope specifically provided with the letter of transmittal for returning the SDTB stock certificates and the election form.

Q:
Who should I call with questions?

A:
If you have questions about the merger or the process for voting or if you need additional copies of this document or a replacement proxy card, please contact Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, at (619) 525-1727, or Toby Reschan, SDTB's Senior Executive Vice President and Chief Operating Officer, at (619) 525-1728.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire proxy statement/prospectus, including the merger agreement and the other documents to which we have referred you. See "Where You Can Find More Information" beginning on page 136. Page references are included in this summary to direct you to a more complete description of the topics.

        Throughout this proxy statement/prospectus, "SDTB," refers to San Diego Trust Bank, "Pacific Premier" refers to Pacific Premier Bancorp, Inc. and the "Bank" refers to Pacific Premier Bank, Pacific Premier's banking subsidiary. Also, throughout this proxy statement/prospectus, the Agreement and Plan of Reorganization, dated as of March 5, 2013, among Pacific Premier, the Bank and SDTB, is referred to as the "merger agreement." The merger of SDTB with and into the Bank is referred to as the "merger."

 Parties to the Proposed Merger (Page 95)

        Pacific Premier Bancorp, Inc.    Pacific Premier is a California-based bank holding company for the Bank, a California-chartered commercial bank. Pacific Premier's principal asset is all of the capital stock of the Bank. The Bank provides banking services to businesses, professionals and consumers in its primary market area of Southern California through ten locations in the cities of San Bernardino, Seal Beach, Huntington Beach, Los Alamitos, Irvine, Newport Beach, Palm Springs and Palm Desert, California. On March 15, 2013, the Bank completed its acquisition of First Associations Bank, or FAB, which added a new office in Dallas, Texas. The banking operations conducted in this new office will be exclusively focused on providing deposit and other services to homeowners associations, or HOAs, and HOA management companies nationwide, as discussed below. Through the Bank's branches and its Internet website at www.ppbi.com, the Bank offers a broad array of deposit and loan products and services for both businesses and consumer customers. As of December 31, 2012, Pacific Premier had, on a consolidated basis, total assets of $1.2 billion, total stockholders' equity of $134.5 million and total deposits of $904.8 million. At December 31, 2012, Pacific Premier had real estate loans and business loans collateralized by real estate totaling 67.9% of its gross loan portfolio. Beginning with the 2013 fiscal year, Pacific Premier's filing status with the Commission transitioned from a "smaller reporting company" to an "accelerated filer," as those terms are defined under Commission rules. Under the Commission's rules, Pacific Premier is permitted to continue to provide the scaled disclosure required of a "smaller reporting company" in its filings with the Commission until its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

        Based on information contained in Schedule 13Ds, Schedule 13Gs and Schedule 13Fs filed with the Commission, there are two shareholders (each of which is an institutional shareholder) who collectively beneficially own an aggregate of approximately 14.81% of Pacific Premier's outstanding common stock. These two shareholders, together with the shares of Pacific Premier common stock beneficially owned by Steven Gardner, Pacific Premier's president and chief executive officer, beneficially own an aggregate of approximately 15.63% of Pacific Premier's outstanding common stock. Pacific Premier is not aware of any agreements, arrangements or understandings between such shareholders with respect to the voting or disposition of any shares of Pacific Premier common stock.

        Other than as publicly disclosed in their respective Schedule 13Ds, Schedule 13Gs or Schedule 13Fs filed with the Commission, Pacific Premier is not aware of any increase or decrease in the beneficial ownership of these seven shareholders, including as a result of the shares of common stock sold in Pacific Premier's recently completed public offering. To the extent that any of these seven shareholders purchased additional shares of Pacific Premier common stock in the offering or purchased or sold shares of Pacific Premier common stock in the open market, through privately negotiated transactions or otherwise, their collective beneficial ownership of shares of Pacific Premier's common stock could have changed from the percentages provided above.

        Pacific Premier's principal executive offices are located at 17901 Von Karman Ave., Suite 1200, Irvine, California 92614 and its telephone number is (949) 864-8000.

  Recent Developments Involving Pacific Premier

        On March 15, 2013, Pacific Premier completed its acquisition of FAB, which operated from its headquarters in Dallas, Texas. In connection with the consummation of the FAB acquisition, Pacific Premier issued 1,279,217 shares of its common stock and paid approximately $37.2 million in cash as consideration to the holders of FAB common stock in exchange for their shares.

        Prior to the acquisition, FAB was a commercial bank that exclusively focused on providing deposit and other services to HOAs and HOA management companies nationwide. FAB did not accept retail or consumer deposits or provide other lending or other more traditional banking services to consumers or other type of commercial customers. The FAB business of servicing HOAs and HOA management companies will be joined with the Bank's existing Premier Property Banking Unit, which focuses exclusively on generating business banking relationships and servicing the specialized banking needs of property management companies, HOA management companies and their respective clients. The provision of financial services to HOAs and HOA management companies is highly competitive. The Bank's Premier Property Banking Unit will be competing nationwide with a number of other financial institutions that provide banking services for property management, HOA management companies and HOAs.

        At December 31, 2012, FAB had total assets of approximately $375.7 million, total stockholders' equity of approximately $46.2 million and total deposits of approximately $319.8 million. As of December 31, 2012, Pacific Premier and FAB would have, on a pro forma consolidated basis, total assets of approximately $1.5 billion, total stockholders' equity of $147.4 million and total deposits of $1.2 billion. See "Unaudited Pro Forma Combined Consolidated Financial Data" beginning on page 117.

        San Diego Trust Bank.    SDTB is a California-chartered commercial bank that was founded by several of San Diego's most respected banking veterans and business leaders in 2003. SDTB operates three full-service banking offices located in San Diego, (one in the downtown area and one in the Point Loma area) and Encinitas, California. As of December 31, 2012, SDTB had total assets of $242.0 million, total stockholders' equity of $25.7 million and total deposits of $187.9 million.

        SDTB's principal executive offices are located at 2550 Fifth Avenue, Suite 1010, San Diego, California 92103 and its telephone number is (619) 525-1727.

The Merger (Page 42)

        The merger agreement is attached to this proxy statement/prospectus as Appendix A, which is incorporated by reference into this proxy statement/prospectus. Please read the entire merger agreement. It is the legal document that governs the merger. Pursuant to the terms and conditions set forth in the merger agreement, SDTB will be acquired by Pacific Premier whereby SDTB will merge with and into the Bank, with the Bank as the surviving institution. The parties expect to complete the merger late in the second quarter of 2013 or in the third quarter of 2013.

SDTB's Reasons for Merger and Factors Considered by SDTB's Board of Directors (Page 47)

        Based on SDTB's reasons for the merger described herein, including the fairness opinion of Keefe Bruyette & Woods, Inc., or KBW, an independent investment banking firm, the SDTB board of directors believes that the merger is fair to SDTB shareholders and in their best interests, and unanimously recommends that SDTB shareholders vote "FOR" approval of the merger agreement. For a discussion of the circumstances surrounding the merger and the factors considered by SDTB's board of directors in approving the merger agreement, see "The Merger—SDTB's Reasons for the Merger" beginning on page 47.

Pacific Premier's Reasons for Merger (Page 49)

        As part of its business strategy, Pacific Premier evaluates opportunities to acquire bank holding companies, banks and other financial institutions. The acquisition of SDTB is consistent with this strategy and will result in the Bank expanding its operations into the new Southern California market of San Diego County. In addition to meeting one of its strategic objectives, Pacific Premier believes that the acquisition of SDTB will also (i) create new opportunities for the bank to provide its expansive products and services to the SDTB customers, (ii) improve and strengthen the Bank's deposit base with low cost core deposits and (iii) better position the Bank for long-term growth.

SDTB's Financial Advisor Believes that the Merger Consideration is Fair, From a Financial Point of View, to SDTB Shareholders (Page 49)

        KBW delivered its written opinion to SDTB's board of directors that, as of March 5, 2013, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of the outstanding SDTB common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of KBW, dated March 5, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus. SDTB's shareholders should read the opinion in its entirety. KBW provided its opinion for the information and assistance of SDTB's board of directors in connection with its consideration of the transaction. KBW did not express any view on, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SDTB, or any class of such persons in connection with the merger, whether relative to the consideration payable to the SDTB shareholders in connection with the merger or otherwise. The KBW opinion does not address the underlying business decision to proceed with the merger and is not a recommendation as to how any holder of SDTB common stock should vote or make any election with respect to the merger agreement or any related matter.

        SDTB began working with KBW in April of 2012 for the primary purpose of identifying a potential strategic merger partner, which led to contacting Pacific Premier in September, 2012 and eventually entering into the merger agreement. SDTB engaged KBW as its exclusive financial advisor in November of 2012 and pursuant to the terms of KBW's engagement as financial advisor and other advisory services, SDTB agreed to pay KBW 1% of the aggregate consideration paid in an acquisition of SDTB plus $100,000 for a fairness opinion. As of the date of this proxy statement/prospectus, SDTB has paid $100,000 in fees to KBW in connection with the merger. SDTB estimates that the remaining fee payable to KBW in connection with the merger will be approximately $306,080.

SDTB Shareholders Will Receive Cash or Shares of Pacific Premier Common Stock for Each Share of SDTB Common Stock Exchanged in the Merger (Page 57)

        At the effective time of the merger, each outstanding share of SDTB common stock (subject to certain exceptions) will, by virtue of the merger and without any action on the part of a SDTB shareholder, be converted into the right to receive, subject to possible adjustment as discussed below, (i) $13.41 in cash, without interest, subject to downward adjustment as described below, or the per share cash consideration, or (ii) 1.114 shares of Pacific Premier common stock, subject to upward or downward adjustment based on changes in the stock price of Pacific Premier common stock as described below, or the per share stock consideration. Cash will be paid in lieu of any fractional share interest.

        SDTB shareholders will have the opportunity to elect the form of consideration to be received for all shares of SDTB common stock held by them, whether all stock, all cash or a combination of stock and cash, subject to the allocation procedures provided for in the merger agreement, which are intended to ensure that 50% of the aggregate value of the merger consideration is paid in the form of shares of Pacific Premier common stock, and 50% of the aggregate merger consideration is paid in cash.

        Per Share Cash Consideration and Possible Adjustment.    The cash portion of the merger consideration will be subject to downward adjustment if SDTB's aggregate transaction-related expenses exceed $3.0 million, on an after-tax equivalent basis, with any excess amount reducing the per share cash consideration by the quotient of (i) such excess amount divided by (ii) the total number of shares of issued and outstanding SDTB common stock. Pursuant to the terms of the merger agreement, SDTB's transaction-related expenses consist of certain fixed amounts, such as SDTB's accounting and advisory fees and expenses associated with the accrual of benefits, change in control and other contractual payments and non-competition payments payable to SDTB's Chairman, Chief Executive Officer and President, Michael E. Perry, which are estimated to amount to $2.7 million in the aggregate on an after-tax basis, of which $2.5 million is in connection with payments to Mr. Perry, as well as certain amounts that are not fixed, such as SDTB's legal fees and premiums for extended directors and officers liability insurance to the extent premiums exceed 200% of current SDTB premiums. As of May 9, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, the aggregate amount of estimated fixed transaction-related expenses plus the variable transaction-related expenses actually incurred by SDTB, on an after-tax equivalent basis, totaled approximately $2.8 million. Although no assurances can be made as to the final amount of SDTB's transaction-related expenses as of the closing date of the merger, SDTB does not anticipate that its transaction-related expenses, on an after-tax basis, will exceed $3.0 million based on currently available information. The cash portion of the merger consideration is not subject to an upward adjustment if SDTB's aggregate transaction-related expenses are less than $3.0 million, on an after-tax equivalent basis. Because the cash portion of the merger consideration is subject to a downward adjustment, the amount of cash consideration to be received will not be known at the time SDTB shareholders elect the form of merger consideration they wish to receive or when SDTB shareholders vote on the merger agreement. To the extent that no downward adjustment to the per share cash consideration occurs and based on the allocation procedures which will provide for 50% of the 2,151,395 shares of SDTB common stock outstanding shall elect to receive the per share cash consideration, the cash portion of the merger consideration would be $14,425,103, or $13.41 for each share of SDTB common stock.

        Per Share Stock Consideration and Possible Adjustment.    The per share stock consideration of 1.114 shares of Pacific Premier common stock is subject to possible downward or upward adjustment based on the average closing stock price of Pacific Premier common stock for the 10 trading day period ending on the fifth business day prior to the effective time of the merger, or the PPBI Average Share Price. If the PPBI Average Share Price is greater than $13.240, then the per share stock consideration will be adjusted downward to equal (i) $14.751 divided by (ii) the PPBI Average Share Price, rounded to the nearest thousandth. If the PPBI Average Share Price is less than $10.832, then the per share stock consideration will be adjusted upward to equal (x) $12.069 divided by (y) the PPBI Average Share Price, rounded to the nearest thousandth. In no event shall the upward adjustment to the per share stock consideration increase beyond a number of shares of Pacific Premier common stock that would result in Pacific Premier issuing to SDTB shareholders in the aggregate more than 19.9% of its outstanding shares of Pacific Premier common stock at the closing of the merger. Assuming a closing date immediately prior to the date of filing of this proxy statement/prospectus, the PPBI Average Share Price would be calculated to be $12.215, and therefore no adjustment would occur to the per share stock consideration. To the extent that no adjustment to the per share stock consideration occurs and based on the allocation procedures, which provide that 50% of the 2,151,395 shares of SDTB common stock outstanding shall receive the per share stock consideration, the stock portion of the merger consideration will result in 1,198,327 shares of Pacific Premier common stock being issued.

        Aggregate Merger Consideration.    The aggregate per share cash consideration together with the aggregate per share stock consideration is referred to as the merger consideration. Upon completion of the merger, approximately $29.4 million of merger consideration will be payable to the SDTB shareholders, which assumes (i) the per share cash consideration and the per share stock consideration are not adjusted, (ii) the implied value of the per share stock consideration is $13.95 (based on the closing price per share of Pacific Premier's common stock on May 9, 2013 multiplied by the exchange ratio of 1.114) and (iii) that there are 2,151,395 shares of SDTB common stock outstanding.

        Merger Consideration Example.    The following table illustrates what the exchange ratio, the related per share stock consideration, the per share cash consideration and the aggregate stock, cash and merger consideration value, would be depending upon changes to the PPBI Average Share Price, ranging from 20% above $12.036, which was the PPBI Average Share Price as of March 5, 2013, to 20% below $12.036. The following table assumes there are 2,151,395 shares of SDTB common stock outstanding as of the closing date, and that the per share cash consideration is $13.41. The table reflects that the aggregate merger consideration paid will consist of 50% cash and 50% shares of Pacific Premier common stock, and therefore, 1,075,698 shares of SDTB common stock will be exchanged for the per share stock consideration. As described below under "The Merger—The Merger Consideration—Allocation Procedures" beginning on page 61, regardless of whether an SDTB shareholder makes an all-cash election or an all-stock election, that SDTB shareholder may nevertheless receive a mix of cash and shares of Pacific Premier common stock as merger consideration. The table does not reflect the fact that cash will be paid instead of fractional shares.

PPBI Average Share Price	Percentage Change from PPBI Average Share Price as of March 5, 2013 Announcement Date	Exchange Ratio(1)	Value of Pacific Premier Common Stock Received Per Share of SDTB Common Stock	Cash Value Received Per Share of SDTB Common Stock	Number of Shares of Pacific Premier Common Stock Issued	Aggregate Stock Value Based on Closing Average Price	Aggregate Cash Value	Aggregate Value of Merger Consideration(2)
$14.443	20.0%	1.021	$14.751	$13.41	1,098,515	$15,865,849	$14,425,103	$30,290,953
$13.841	15.0%	1.066	$14.751	$13.41	1,146,294	$15,865,849	$14,425,103	$30,290,953
$13.240	10.0%	1.114	$14.751	$13.41	1,198,327	$15,865,849	$14,425,103	$30,290,953
$12.638	5.0%	1.114	$14.079	$13.41	1,198,327	$15,144,457	$14,425,103	$29,569,560
$12.036	0.0%	1.114	$13.408	$13.41	1,198,327	$14,423,064	$14,425,103	$28,848,167
$11.434	-5.0%	1.114	$12.737	$13.41	1,198,327	$13,701,671	$14,425,103	$28,126,774
$10.832	-10.0%	1.114	$12.069	$13.41	1,198,327	$12,980,278	$14,425,103	$27,405,382
$10.231	-15.0%	1.180	$12.069	$13.41	1,268,720	$12,980,278	$14,425,103	$27,405,382
$9.629	-20.0%	1.253	$12.069	$13.41	1,348,040	$12,980,278	$14,425,103	$27,405,382

(1)
The exchange ratio has been rounded to the nearest thousandth.

(2)
Amount does not include $1,770,013, which is the aggregate cash amount payable to holders of the outstanding options with an exercise price less than $13.41 to acquire 400,841 shares of SDTB common stock.

        The implied value of the per share stock consideration based on the exchange ratio continuing to be 1.114 shares of Pacific Premier common stock for one share of SDTB common stock on May 9, 2013 was $13.95, which amount was based on the closing price per share of Pacific Premier common stock on that date. The value of the stock portion of the merger consideration will (i) fluctuate based on the market price of Pacific Premier common stock and such value on the closing date of the merger and (ii) be subject to upward or downward adjustment if the PPBI Average Share Price is either less than $10.832 or greater than $13.240, and therefore, the value of the stock portion of the merger consideration will not be known at the time you vote on the merger agreement or elect the form of merger consideration you would like to receive. Pacific Premier's common stock is listed on the Nasdaq Global Market under the symbol "PPBI." You should obtain current market quotations for the Pacific Premier common stock.

        Upon completion of the merger, and based on 2,151,395 shares of SDTB common stock outstanding as of the date of this proxy statement/prospectus and assuming there is no adjustment to the per share stock consideration, SDTB shareholders are expected to receive 1,198,327 shares of Pacific Premier common stock. Following the completion of the merger, and based on 15,437,531 shares of Pacific Premier common stock outstanding as of May 9, 2013, the former SDTB shareholders will own approximately 7.20% of the outstanding shares of Pacific Premier common stock and the current shareholders of Pacific Premier will own the remaining approximately 92.80% of the outstanding shares of Pacific Premier common stock.

        The examples above are illustrative only and are based on the assumptions indicated. The value of the merger consideration that an SDTB shareholder actually receives will be based on the actual PPBI Average Share Price calculated prior to completion of the merger. The actual PPBI Average Share Price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of SDTB common stock may not be shown in the above table.

        Fractional Shares.    No fractional shares of Pacific Premier common stock will be issued, and in lieu thereof, each holder of SDTB common stock who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by $13.41, which amount reflects per share cash consideration, rounded to the nearest whole cent.

What Will Happen to Outstanding SDTB Stock Options (Page 62)

        Pursuant to the terms of the merger agreement, each stock option to purchase shares of SDTB's common stock, referred to in this proxy statement/prospectus as an SDTB option, that is outstanding but not exercisable will be declared fully vested and exercisable for a period of three (3) months ending immediately before the anticipated closing date of the merger. Each SDTB option that remains outstanding as of the closing of the merger will be cancelled in accordance with the San Diego Trust Bank Second Amended and Restated 2003 Stock Plan, referred to in this proxy statement/prospectus as the SDTB Stock Option Plan, upon the closing of the merger and each holder of such SDTB option will be entitled to receive from Pacific Premier, as soon as reasonably practicable after the effective time of the merger, but in no event later than three (3) days after such effective time, a single lump sum cash payment equal to the product of (i) the number of shares of SDTB common stock subject to such SDTB option immediately prior to the closing of the merger, and (ii) the excess, if any, of the per share cash consideration over the exercise price per share of such SDTB option, less any applicable taxes required to be withheld with respect to such payment. If the exercise price per share of any such SDTB option is equal to or greater than the per share cash consideration, such SDTB option will be canceled without any cash payment being made in respect thereof.

When and How to Choose the Method of Payment for Your Shares (Page 60)

        Shares of SDTB common stock will be exchanged for either shares of Pacific Premier common stock, cash or a combination of stock and cash, as chosen by you, subject to the election and allocation procedures discussed herein and described in detail in the merger agreement. A form for making an election will be sent to you under separate cover no later than the date that this proxy statement/prospectus is mailed to holders of record of SDTB common stock. The election form permits you:

  •
  to elect to receive shares of Pacific Premier common stock in exchange for all shares of SDTB common stock held by you, plus cash in lieu of any fractional share interest;

  •
  to elect to receive cash in exchange for all shares of SDTB common stock held by you;

  •
  to elect to receive shares of Pacific Premier common stock with respect to some of your shares of SDTB common stock and cash with respect to your remaining shares of SDTB common stock; or

  •
  to indicate that you make no election with respect to the merger consideration to be received by you in exchange for your shares of SDTB common stock.

        In order to make an effective election, you should complete the election form and return it as instructed with the stock certificates representing your shares of SDTB common stock. The election form must be received by the designated exchange agent by 5:00 p.m., Pacific Time approximately five business days prior to the closing date of the merger. After the election deadline you will not be able to change your election and you will be bound to the election you have made, subject to the allocation procedures described in this this proxy statement/prospectus.

        Your choice will be honored to the extent possible, but because of the overall limitation on the amount of cash and shares of Pacific Premier common stock available, whether you receive the amount of cash or stock you request will depend in part on how many other SDTB shareholders submit elections and how many choose to receive cash and how many choose to receive stock. Because 50% of the aggregate value of the merger consideration will paid in the form of shares of Pacific Premier common stock, and 50% of the aggregate merger consideration will be paid in cash, SDTB shareholders may not receive exactly the form of consideration that they elect and may receive a pro rata amount of cash and Pacific Premier common stock.

        Pacific Premier will not issue fractional shares. Instead, SDTB shareholders who receive Pacific Premier common stock will receive the value of any fractional share interest in cash, without interest, determined by multiplying such fractional interest by $13.41, which amount reflects the per share cash consideration, rounded to the nearest whole cent.

        After the election form and related transmittal materials have been received and processed and following the closing of the merger, you will be sent the cash and/or Pacific Premier common stock to which you are entitled. If you hold shares in street name, you will receive information from your broker or other holder of record advising you of the process for receiving the cash and/or Pacific Premier common stock to which you are entitled.

        You will need to surrender your SDTB common stock certificates to receive the appropriate merger consideration, but you should not send us any certificates now. You will receive detailed instructions on how to exchange your shares along with your election form and transmittal materials.

Per Share Market Price and Dividend Information (Page 91)

        Shares of Pacific Premier common stock currently trade on the Nasdaq Global Market under the symbol "PPBI." Shares of SDTB common stock are quoted on the OTC Market Group's OTCQB platform, which is the middle tier of the OTC Market Group, under the symbol "SDBK."

        The following table sets forth the closing sale prices of (i) Pacific Premier common stock as reported on the Nasdaq Stock Market, and (ii) SDTB common stock as quoted on the OTCQB, on March 5, 2013, the last trading-day before Pacific Premier announced the merger, and on May 9, 2013, the last practicable trading-day before the distribution of this proxy statement/prospectus. To help illustrate the market value of the per share stock consideration to be received by SDTB's shareholders, the following table also presents the equivalent market value per share of SDTB common stock as of March 5, 2013 and May 9, 2013, which were determined by multiplying the closing price for the Pacific Premier common stock on those dates by the exchange ratio of 1.114 of a share of Pacific Premier common stock for each share of SDTB common stock. The equivalent market value per share of SDTB common stock presented below does not reflect the possible upward or downward adjustment if the PPBI Average Share Price is either less than $10.832 or greater than $13.240, or the per share cash consideration that also will be received by holders of SDTB common stock. See "The Merger—The Merger Consideration" beginning on page 57 for additional information about the merger consideration to be received by holders of SDTB common stock.

	Pacific Premier Common Stock	SDTB Common Stock	Equivalent Market Value Per Share of SDTB
At March 5, 2013	$12.40	$14.50	$13.81
At May 9, 2013	$12.52	$13.06	$13.95

        The market price of Pacific Premier common stock and SDTB common stock will fluctuate prior to the date of the special meeting, the deadline for submitting your election regarding the merger consideration and the date you receive the merger consideration. SDTB shareholders should obtain a current price quotation for the shares of Pacific Premier common stock to update the implied value for a share of SDTB common stock.

        Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future. It is Pacific Premier's current policy to retain earnings to provide funds for use in its business.

        SDTB has not declared or paid any dividends to date during 2013. SDTB declared and paid a 3% stock dividend in each of April 2011 and April 2012, respectively. As a California-chartered bank, SDTB is subject to bank regulatory restrictions on payment of dividends. Pursuant to the merger agreement, SDTB has certain restrictions on the payment of dividends to its shareholders pending the closing of the merger. See "The Merger—Business Pending the Merger" beginning on page 67.

Material Federal Income Tax Consequences of the Merger (Page 82)

        The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in the proxy statement/prospectus as the Code, and it is a condition to completion of the merger that Pacific Premier and SDTB receive a legal opinion to that effect. If the merger is completed, the merger consideration that will be paid to the holders of SDTB common stock will include shares of Pacific Premier common stock (including cash for any fractional shares) and cash.

        Assuming the merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in "The Merger—Material Federal Income Tax Consequences" of this proxy statement/prospectus, an SDTB shareholder that is a U.S. holder that receives solely shares of Pacific Premier common stock in exchange for all of its shares of SDTB common stock generally will not recognize gain or loss on such exchange, other than with respect to cash received in lieu of fractional shares of Pacific Premier common stock. An SDTB shareholder that is a U.S. Holder that receives solely cash in exchange for all of its shares of SDTB common stock generally will recognize gain or loss in connection with such exchange. An SDTB shareholder that receives shares of Pacific Premier common stock and cash in exchange for all of its shares of SDTB common stock generally will recognize gain (but not loss) on such exchange.

        Tax matters are complicated, and the tax consequences of the merger to a particular SDTB shareholder will depend in part on such shareholder's individual circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

 Date, Time and Location of the Special Meeting (Page 38)

        The special meeting will be held at 5:30 p.m., Pacific Time, on Friday, June 21, 2013, at SDTB's main branch located at 2550 5th Avenue #120, San Diego California 92103. At the special meeting, SDTB shareholders will be asked to:

  •
  approve the merger agreement; and

  •
  approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Record Date and Voting Rights for the Special Meeting (Page 39)

        Each SDTB shareholder is entitled to vote at the special meeting if he or she owned shares of SDTB common stock as of the close of business on May 9, 2013. Each SDTB shareholder will have one vote at the special meeting for each share of SDTB common stock that he or she owned on that date.

        Shareholders of record may vote by mail, telephone, via the Internet or by attending the special meeting and voting in person. Each proxy returned to SDTB by a holder of SDTB common stock, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed proxy that is returned, such proxy will be voted "FOR" approval of the merger agreement and "FOR" the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Approval of the Merger Agreement Requires the Affirmative Vote of Holders of Majority of the Issued and Outstanding Shares of SDTB Common Stock (Page 40)

        The affirmative vote of the holders of a majority of the issued and outstanding shares of SDTB common stock is necessary to approve the merger agreement on behalf of SDTB. At the close of business on the record date, there were 2,151,395 shares of SDTB common stock outstanding held by 152 holders of record. Each holder of record of SDTB common stock on the record date is entitled to one vote for each share held on all matters to be voted upon at the special meeting. If a SDTB shareholder does not vote, it will have the same effect as a vote against the merger agreement.

        Holders of 518,866 shares of SDTB common stock, representing approximately 24.1% of the outstanding shares of SDTB common stock, have signed shareholder agreements with Pacific Premier agreeing to vote in favor of the merger agreement.

        Due to the structure of the merger and the number of shares of Pacific Premier common stock to be issued to SDTB shareholders pursuant to the merger agreement, Pacific Premier shareholders are not required by law or Pacific Premier's amended and restated certificate of incorporation and amended and restated bylaws to adopt the merger agreement or approve the merger or the issuance of the Pacific Premier common stock in connection with the merger.

Management of SDTB Owns Shares Which May Be Voted at the Special Meeting (Page 41)

        As of the record date, the executive officers and directors of SDTB, as a group, held 518,866 shares of SDTB common stock, or approximately 24.1% of the outstanding SDTB common stock and have each entered into shareholder agreements with Pacific Premier and SDTB pursuant to which they have agreed, among other things, in their capacity as shareholders of SDTB, to vote their shares of SDTB common stock in favor of the merger agreement. The form of shareholder agreement is attached as Annex A to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus.

 SDTB's Shareholders Have Dissenters' Rights (Page 88)

        Under the CGCL, holders of SDTB common stock have the right to demand appraisal of their shares of SDTB common stock in connection with the merger and to receive, in lieu of the merger consideration, payment in cash, for the fair value of their shares of SDTB common stock. Any shareholder electing to exercise dissenters' rights must not have voted his, her or its shares of SDTB common stock "FOR" approval of the merger agreement and must comply with the provisions of the CGCL in order to perfect its rights of dissent and appraisal. Strict compliance with the statutory procedures is required to perfect dissenters' rights. These procedures are described later in this proxy statement/prospectus, and a copy of the relevant provisions of California law is attached as Appendix C.

SDTB is Prohibited from Soliciting Other Offers (Page 70)

        SDTB has agreed that, while the merger is pending, it will not solicit, initiate, encourage or, subject to some limited exceptions, engage in discussions with any third party other than Pacific Premier regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

Pacific Premier and SDTB Must Meet Several Conditions to Complete the Merger (Page 64)

        Completion of the merger depends on meeting a number of conditions, including the following:

  •
  shareholders of SDTB must approve the merger agreement;

  •
  Pacific Premier and SDTB must receive all required regulatory approvals for the merger, and any waiting periods required by law must have passed and no such approval may contain any condition that Pacific Premier's board of directors reasonably determines in good faith would materially reduce the benefits of the merger to such a degree that, had such condition been known, Pacific Premier would not have entered into the merger agreement;

  •
  there must be no law, injunction or order enacted or issued preventing completion of the merger;

  •
  the Pacific Premier common stock to be issued in the merger must have been approved for trading on the Nasdaq Global Market;

  •
  the representations and warranties of each of Pacific Premier and SDTB in the merger agreement must be true and correct, subject to the materiality standards provided in the merger agreement;

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  Pacific Premier and SDTB must have complied in all material respects with their respective obligations in the merger agreement;

  •
  each of the employment agreement entered into between the Bank and James T. Reschan, SDTB's Senior Executive Vice President and Chief Operating Officer, and the confidentiality, non-competition and non-solicitation agreement entered into between the Bank and Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, must not have been terminated and remain in full force and effect;

  •
  Pacific Premier and SDTB shall have received a written opinion that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  as of the closing date, SDTB's average total deposits during a specified period and Tier 1 capital must not be less than $171,000,000 and $21,200,000, respectively; and

  •
  dissenting shares must not represent 10% or more of the outstanding shares of SDTB common stock.

        Unless prohibited by law, either Pacific Premier or SDTB could elect to waive a condition that has not been satisfied and complete the merger anyway. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

Pacific Premier and SDTB Have Received Regulatory Approvals to Complete the Merger (Page 66)

        To complete the merger, the parties need the prior approval of the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the California Department of Financial Institutions, or CA DFI. Pacific Premier and SDTB have received approval from each of these banking regulators for the merger.

Pacific Premier, the Bank and SDTB may Terminate the Merger Agreement (Page 72)

        Pacific Premier, the Bank and SDTB can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of SDTB have already voted to approve it.

        Pacific Premier and the Bank on one hand or SDTB on the other hand can also terminate the merger agreement:

  •
  if the other party breaches any of its representations, warranties, covenants or agreements under the merger agreement that (i) cannot be or has not been cured within thirty (30) days of the giving of written notice to the breaching party or parties and (ii) would entitle the non-breaching party or parties not to consummate the merger;

  •
  if the merger is not consummated by September 30, 2013, except to the extent that the failure to consummate by that date is due to (i) the terminating party's failure to perform or observe its covenants and agreements in the merger agreement, or (ii) the failure of any of the SDTB shareholders (if SDTB is the party seeking to terminate) to perform or observe their respective covenants under the relevant shareholder agreement;

  •
  if any required governmental approval of the merger has been denied by final non-appealable action or an application for approval of the merger has been permanently withdrawn at the request of a governmental authority, provided that no party has the right to terminate the merger agreement if the denial is due to the terminating party's failure to perform or observe its covenants in the merger agreement; or

  •
  if the shareholders of SDTB do not approve the merger agreement.

        In addition, Pacific Premier may terminate the merger agreement at any time prior to the special meeting if the board of directors of SDTB withdraws or modifies its recommendation to the SDTB shareholders that the merger agreement be approved in any way which is adverse to Pacific Premier, or breaches its covenants requiring the calling and holding of a meeting of shareholders to consider the merger agreement and prohibiting the solicitation of other offers. Pacific Premier also may terminate the merger agreement if a third party commences a tender offer or exchange offer for 15% or more of the outstanding SDTB common stock and the board of directors of SDTB recommends that SDTB shareholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period.

 Termination Fee (Page 73)

        SDTB must pay Pacific Premier a termination fee of $1.75 million if:

  •
  Pacific Premier terminates the merger agreement as a result of a material breach by SDTB of its covenant not to solicit or engage in discussions with any other party involving an extraordinary transaction, such as a merger, business combination or sale of material amount of assets for capital stock;

  •
  Pacific Premier terminates the merger agreement as a result of the SDTB board of directors failing to recommend, or changing its recommendation, that the shareholders of SDTB approve the merger;

  •
  Pacific Premier terminates the merger agreement as a result of SDTB breaching its covenant to hold a meeting of its shareholders to vote on the merger;

  •
  Pacific Premier terminates the merger agreement as a result of a third party commencing a tender offer or exchange offer for 15% or more of the outstanding SDTB common stock and the board of directors of SDTB recommends that SDTB shareholders tender their shares in the offer or SDTB otherwise fails to recommend that they reject the offer within a specified period or if a termination of the merger agreement occurs; or

  •
  Pacific Premier terminates the merger agreement because of a breach by SDTB of its representations, warranties, covenants or agreements in the merger agreement or Pacific Premier or SDTB terminates the merger agreement because (i) the SDTB shareholders do not approve the merger agreement by the required vote at the special meeting of SDTB shareholders or (ii) the merger was not consummated prior to September 30, 2013 and no vote of the SDTB shareholders shall have occurred, an acquisition proposal from a third party has been announced or otherwise communicated, and within 12 months after the termination of the merger agreement, SDTB enters into an agreement with respect to the acquisition of SDTB or 50% or more of its securities or a majority or more of its assets (15 months if such acquisition is consummated otherwise than pursuant to an agreement).

Pacific Premier, the Bank and SDTB May Amend the Merger Agreement (Page 72)

        The parties may amend or supplement the merger agreement by written agreement at any time before the merger actually takes place; provided, however, no amendment may be made after the special meeting which by law requires further approval by the shareholders of SDTB without obtaining such approval.

SDTB's Directors and Officers Have Some Interests in the Merger that Are in Addition to or Different than Your Interests (Page 75)

        SDTB directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of SDTB, which are:

  •
  a confidentiality, non-competition and non-solicitation agreement between the Bank and Michael E. Perry, who currently serves as SDTB's Chairman, President and Chief Executive Officer, which will become effective upon consummation of the merger and termination of Mr. Perry's employment, and pursuant to which Mr. Perry will agree not to serve any financial institution operating in San Diego County in any capacity for three (3) years in consideration for receiving a fee from the Bank payable in three (3) equal annual installments of $375,000, on a pre-tax basis with the first installment payable on the closing of the merger, and the remaining two (2) installments payable on the first and second anniversaries of the closing of the merger. A copy of the confidentiality, non-competition and non-solicitation agreement entered into with

    Mr. Perry is attached as Annex E to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A;

  •
  an employment agreement between the Bank and James T. Reschan, who currently serves as SDTB's Senior Executive Vice President and Chief Operating Officer, which will become effective upon consummation of the merger and pursuant to which Mr. Reschan will become the Senior Vice President—Regional Manager for San Diego County and be responsible for sales generation and branch operations for the Bank in San Diego County. Pursuant to the employment agreement, Mr. Reschan will receive an annual base salary of $200,000. A copy of the employment agreement entered into with Mr. Reschan is attached as Annex D to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A;

  •
  SDTB's directors and executive officers will receive an aggregate amount of approximately $1,450,874 in connection with the cancellation of their SDTB options upon the consummation of the merger;

  •
  the agreement of Pacific Premier to honor indemnification obligations of SDTB for a period of six (6) years, as well as to purchase liability insurance for SDTB's directors and officers for three (3) years following the merger, subject to the terms of the merger agreement;

  •
  the agreement of Pacific Premier to assume SDTB's obligations under insurance-funded supplemental executive retirement plans with Mr. Perry, as well as receiving certain life insurance policies intended to fund these plans. As a result of the merger, Mr. Perry will begin to receive payments of $277,879 per year for ten years that he would otherwise have received if he retired at age 65 or older. At the end of that ten-year period he will receive five additional years of payments of $161,580 under a separate deferred compensation plan that, but for the merger, he would have received after retirement on or after age 65. At May 10, 2013, the life insurance policies to be received by Pacific Premier and intended to fund Mr. Perry's plans had an aggregate cash value of approximately $2,900,962 with death benefits of approximately $7,700,452 payable to SDTB;

  •
  aggregate payments over 18 months to Mr. Perry in the amount of $1,415,903, on a pre-tax basis, pursuant to the terms of his employment agreement with SDTB; and

  •
  payments to Mr. Perry upon the closing of the merger pursuant to other contractual arrangements with SDTB, the aggregate amount of which is equal to approximately $126,524, on a pre-tax basis.

        Assuming that the merger is consummated on June 30, 2013, upon the closing of the merger, pursuant to the terms of his confidentiality, non-competition and non-solicitation agreement with the Bank, as well as his employment agreement, SDTB stock options and other contractual arrangements with SDTB, Mr. Perry will be entitled to receive an aggregate of $3,274,475, on a pre-tax basis. In addition, Pacific Premier will assume SDTB's obligations under the Supplemental Executive Retirement Plans with Mr. Perry and Mr. Perry's deferred compensation agreement to pay Mr. Perry an aggregate amount of $3,586,690 over the next 15 years, for which Pacific Premier will accrue a liability upon the closing of the merger, in addition to SDTB's existing liability, in the amount of $1,648,151 on a pre-tax basis.

        The following is a tabular presentation of the payments and benefits payable to Mr. Perry in connection with the merger, as described above. The amounts set forth in the table below are approximate and based upon the assumption that the merger is completed on June 30, 2013. An earlier or later closing date for the merger would cause certain of the amounts to change, although any such changes are not expected to be material. The amounts set forth in the table below are also on a pre-tax basis and therefore cannot be directly used for purposes of calculating transaction related expenses, which are considered on an after-tax basis.

Source of Compensation	Amount to be Received upon Completion of the Merger(1)		Amount to be Received on a Deferred Basis(2)			Deferred Basis (if applicable)	Total(2)
Confidentiality, Non-Competition and Non-Solicitation Agreement	$375,000		$750,000			$375,000 on each of the first and second anniversaries of the closing of the merger.	$1,125,000
Change in Control payment pursuant to termination of Employment Agreement			$628,403	,	plus interest	Six months after the merger is completed.	$628,403	,	plus interest
Liquidated Damages in connection with termination of Employment Agreement			$787,500	,	plus interest	$137,500, plus interest six months following completion of the merger; $22,916.66 every month thereafter for the seventh through 18th months following completion of the merger; $250,000 in the first 120 days of 2014; $125,000 in the first 120 days of 2015.	$787,500	,	plus interest
Other Contractual Arrangements(3)			$126,524			Paid out or paid for monthly starting six months after the completion of the merger with some benefits lasting for 18 months following completion of the merger and other benefits for 36 months following completion of the merger.	$126,524
2009 Supplemental Executive Retirement Plan			$2,778,790	,	plus interest	$138,939.67, plus interest six months following completion of the merger; $23,156.58 every month thereafter for the seventh through 120th months following completion of the merger.	$2,778,790	,	plus interest
Deferred Compensation Plan			$807,900			$13,465 per month for five years beginning ten years after completion of the merger.	$807,900
Cash out of Stock Options	$607,048	(4)					$607,048

Total:	$982,048		$5,879,117	,	plus interest		$6,861,165	,	plus interest

(1)
All amounts are expressed on a pre-tax basis and based upon the assumption that the merger closes on June 30, 2013.

(2)
All amounts are expressed on a pre-tax basis and based upon the assumption that the merger closes on June 30, 2013. All interest is interest for six months due on the payment due six months after the completion of the merger.

(3)
Includes the value of accrued and unused vacation, Medical and Life Insurance, Auto Allowance, Home Security, certain memberships and office space (or in-kind payment to obtain similar office space) and other benefits pursuant to Mr. Perry's employment agreement with SDTB.

(4)
Based on an estimated SDTB share value of $13.41.

        The cash portion of the merger consideration will be subject to downward adjustment if SDTB's aggregate transaction-related expenses exceed $3.0 million, on an after-tax equivalent basis. Pursuant to the terms of the merger agreement, SDTB's transaction-related expenses consist of certain fixed amounts, such as SDTB's accounting and advisory fees and expenses associated with the accrual of benefits and payments payable to Mr. Perry described above, which are estimated to amount to $2.7 million in the aggregate on an after-tax basis, of which $2.5 million is associated with the accrual of benefits and payments payable to Mr. Perry described above. SDTB's transaction-related expenses also consist of certain amounts that are not fixed, such as SDTB's legal fees and premiums for extended directors' and officers' liability insurance to the extent premiums exceed 200% of current SDTB premiums. To the extent that the variable amounts cause SDTB's aggregate transaction-related expenses to exceed $3.0 million, on an after-tax equivalent basis, and the cash portion of the merger consideration is reduced by such excess, all of SDTB's transaction-related expenses, including the payments made to Mr. Perry, the liability accrued by Pacific Premier related to future payments to Mr. Perry and the premiums for extended directors' and officers' liability insurance, to the extent premiums exceed 200% of current SDTB premiums, will have the effect of reducing the merger consideration payable to SDTB's shareholders. The cash portion of the merger consideration is not subject to an upward adjustment if SDTB's aggregate transaction-related expenses are less than $3.0 million, on an after-tax equivalent basis. Although no assurances can be made as to the final amount of SDTB's aggregate transaction-related expenses, SDTB does not anticipate that its variable transaction-related expenses will cause its aggregate transaction-related expenses to exceed $3.0 million.

        The board of directors of SDTB was aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

Accounting Treatment of the Merger (Page 85)

        The merger will be accounted for under the purchase method of accounting under generally accepted accounting principles, or GAAP.

Shareholders of Pacific Premier and SDTB Have Different Rights (Page 127)

        The rights of shareholders of Pacific Premier differ from the rights of shareholders of SDTB. Pacific Premier is incorporated under the laws of the State of Delaware and SDTB is incorporated under the laws of the State of California. The rights of holders of Pacific Premier common stock are governed by the Delaware General Corporation Law, or DGCL, as well as its amended and restated certificate of incorporation and amended and restated bylaws, and the rights of holders of SDTB common stock are governed by the California Financial Code and the CGCL, as well as its articles of incorporation and bylaws. Shareholders of SDTB who will receive shares of Pacific Premier common stock in exchange for their shares of SDTB common stock and become shareholders of Pacific Premier and their rights as shareholders of Pacific Premier will be governed by Pacific Premier's amended and restated certificate of incorporation and amended and restated bylaws and the DGCL.

SELECTED HISTORICAL FINANCIAL DATA

        The following tables present selected consolidated historical financial data of Pacific Premier and selected historical financial data of SDTB.

Selected Consolidated Historical Financial Data of Pacific Premier

        Set forth below are selected historical financial data derived from Pacific Premier's audited consolidated financial statements as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. You should read the information set forth below together with Pacific Premier's consolidated financial statements and related notes included in Pacific Premier's Annual Report on Form 10-K, as amended, for the year ended December 31, 2012, which was filed with the Commission on March 14, 2013 and is incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 136.

        On March 15, 2013, Pacific Premier completed its acquisition of FAB, which operated from its headquarters in Dallas, Texas. In connection with the consummation of the FAB acquisition, Pacific Premier issued 1,279,217 shares of its common stock and $37.2 million in cash as consideration to the holders of FAB common stock in exchange for their shares. On December 11, 2012, Pacific Premier completed an underwritten public offering of 3.3 million shares of its common stock at a public offering price of $10.00 per share. The net proceeds from the offering after deducting underwriting discounts and commissions was $31.2 million. On January 9, 2013, Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the over-allotment after deducting underwriting discounts and commissions was $4.7 million.

        The selected historical financial data in the table below does not reflect either (i) the acquisition of FAB on March 15, 2013 or the 1,279,217 shares of Pacific Premier common stock and $37.2 million in cash paid as consideration to the holders of FAB common stock in exchange for their FAB shares or (ii) the sale of the 495,000 shares of Pacific Premier common stock or the related net proceeds of $4.7 million received by Pacific Premier in January 2013 as a result of the underwriters' exercise of their over-allotment option. See "Summary—Selected Unaudited Pro Forma Combined Consolidated Financial Data" on page 26 and "Unaudited Pro Forma Combined Consolidated Financial Data" beginning on page 117.

	At or for the Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Securities and FHLB stock	$95,313	$128,120	$168,428	$137,737	$70,936
Loans held for sale, net	3,681	—	—	—	668
Loans held for investment, net	974,213	730,067	555,538	566,584	622,470
Allowance for loan losses	7,944	8,522	8,879	8,905	5,881
Total assets	1,173,792	961,128	826,816	807,323	739,956
Total deposits	904,768	828,877	659,240	618,734	457,128
Total borrowings	125,810	38,810	78,810	101,810	220,210
Total liabilities	1,039,275	874,351	748,214	733,821	682,408
Total stockholders' equity	134,517	86,777	78,602	73,502	57,548
Operating Data:
Interest income	$52,947	$50,225	$41,103	$43,439	$46,522
Interest expense	7,149	9,596	12,666	20,254	25,404

Net interest income	45,798	40,629	28,437	23,185	21,118
Provision for loan losses	751	3,255	2,092	7,735	2,241

Net interest income after provision for loan losses	45,057	37,374	26,345	15,450	18,877
Net gains (loss) from loan sales	628	(3,605)	(3,332)	(351)	92
Other noninterest income (loss)	11,944	10,118	2,256	1,048	(2,264)
Noninterest expense	31,854	26,904	18,948	16,694	15,964

Income (loss) before income tax (benefit)	25,765	16,983	6,321	(547)	741
Income tax (benefit)	9,989	6,411	2,083	(87)	33

Net income (loss)	$15,776	$10,572	$4,238	$(460)	$708

Per Share Data:
Net income (loss) per share—basic	$1.49	$1.05	$0.42	$(0.08)	$0.14
Net income (loss) per share—diluted	1.44	0.99	0.38	(0.08)	0.11
Weighted average common shares outstanding—basic	10,571,073	10,092,181	10,033,836	5,642,589	4,948,359
Weighted average common shares outstanding—diluted	10,984,034	10,630,720	11,057,404	5,642,589	6,210,387
Book value per common share—basic	$9.85	$8.39	$7.83	$7.33	$11.74
Book value per common share—diluted	9.75	8.34	7.18	6.75	9.60
Performance Ratios:
Return on average assets	1.52%	1.12%	0.53%	(0.06)%	0.09%
Return on average equity	16.34	12.91	5.57	(0.76)	1.20
Average equity to average assets	9.32	8.69	9.55	7.74	7.96
Equity to total assets at end of period	11.46	9.03	9.51	9.10	7.78
Net interest rate spread	4.57	4.49	3.67	3.00	2.81
Net interest margin	4.62	4.55	3.77	3.12	2.99
Efficiency ratio(1)	59.86	56.50	59.24	63.81	83.66
Average interest-earnings assets to average deposits and borrowings	106.69	104.74	105.88	104.21	105.01

(1)
Represents the ratio of noninterest expense less other real estate owned, or OREO, operations, to the sum of net interest income before provision for loan losses and (B) total noninterest income, (ii) less gain/(loss) on sale of loans, gain/(loss) on sale of securities, and gain on the purchases of certain assets and assumptions of certain liabilities of Palm Desert National Bank from the Federal Deposit Insurance Corporation, as receiver.

	At or for the Year Ended December 31,
	2012	2011	2010	2009	2008
Asset Quality Ratios:
Nonperforming loans, net to total loans	0.22%	0.82%	0.58%	1.74%	0.83%
Nonperforming assets, net as a percent of total assets	0.38	0.76	0.40	1.66	0.71
Net charge-offs to average total loans, net	0.16	0.53	0.39	0.79	0.16
Allowance for loan losses to total loans at period end	0.81	1.15	1.56	1.55	0.94
Allowance for loan losses as a percent of nonperforming loans, gross at period end	362.38	139.87	270.95	88.94	113.10
Allowance for loan losses as a percentage of nonperforming assets	179.08	116.36	268.17	66.49	112.30
Bank Capital Ratios:
Tier 1 capital to adjusted total assets	12.07%	9.44%	10.29%	9.72%	8.71%
Tier 1 capital to total risk-weighted assets	12.99	11.68	14.12	13.30	10.71
Total capital to total risk-weighted assets	13.79	12.81	15.38	14.55	11.68
Pacific Premier Capital Ratios:
Tier 1 capital to adjusted total assets	12.71%	9.50%	10.41%	9.89%	8.99%
Tier 1 capital to total risk-weighted assets	13.61	11.69	14.16	13.41	11.11
Total capital to total risk-weighted assets	14.43	12.80	15.42	14.67	12.07

 Selected Historical Financial Data of SDTB

        Set forth below is selected historical financial data derived from SDTB's audited financial statements as of and for the years ended December 31, 2012 and 2011. SDTB shareholders should read this information in conjunction with the section of this proxy statement/prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of SDTB" beginning on page 99 and the audited financial statements of SDTB which appear in this proxy statement/prospectus following the "Index to SDTB Financial Statements" beginning on page F-1. The historical results presented in the following summary do not necessarily indicate expected results for future periods.

	As of and for the Year Ended December 31,
	2012	2011
	(Dollars in thousands, except for per share data)
Selected Balance Sheet Data:
Total assets	$242,005	$213,475
Cash and cash equivalents	58,864	33,627
Interest-bearing time deposits in other financial institutions	498	249
Securities available-for-sale, at fair value	135,749	130,793
Loans, net	36,212	38,201
FHLB stock, at cost	1,175	1,085
Total deposits	187,875	168,504
Total borrowings	25,000	20,000
Total shareholders' equity	25,734	22,741
Selected Income Statement Data:
Interest income	$7,012	$7,191
Interest expense	517	686

Net interest income	6,495	6,505
(Negative) provision for credit losses	(450)	(273)

Net interest income after provision for credit losses	6,945	6,778
Gain on the sale of securities, net	423	227
Other noninterest income	495	436

Total noninterest income	918	663
Total noninterest expense	5,495	5,574

Income before income taxes	2,368	1,867
Income taxes	553	257

Net income	$1,815	$1,610

Per Share Data:
Earnings per share:
Basic	$0.84	$0.75
Diluted	$0.82	$0.72
Weighted average common shares outstanding:
Basic	2,149,775	2,133,775
Diluted	2,206,369	2,238,575

	As of and for the Year Ended December 31,
	2012	2011
Performance Ratios:
Return on average total assets(1)	0.86%	0.80%
Return on average shareholders' equity(2)	7.33%	8.19%
Dividend payout ratio on common stock	0.00%	0.00%
Interest Rate Spread Information(3):
Average during the period	3.12%	3.32%
End-of-period	2.67%	3.01%
Net interest margin(4)	3.26%	3.49%
Noninterest expense as a percentage of average total assets	2.59%	2.77%
Efficiency ratio(5)	78.61%	80.31%
Net loans to total deposits at end-of-period	19.27%	22.67%
Average interest-earning assets to average interest-bearing liabilities	155.47%	143.94%
Capital Ratios:
Average total shareholders' equity to average total assets	11.69%	9.78%
Tier 1 capital to average total assets	9.69%	9.24%
Tier 1 capital to total risk-weighted assets	28.42%	25.59%
Total capital to total risk-weighted assets	29.67%	26.85%
Asset Quality Ratios:
Nonperforming loans to total loans at end-of-period(6)	0.00%	0.00%
Net loan charge-offs (recoveries) to average total loans	0.00%	(0.64)%
Allowance for credit losses to nonperforming loans at end-of-period	N.M.	N.M.
Allowance for credit losses to total loans at end-of-period	2.72%	3.69%

(1)
Net income as a percentage of average total assets.

(2)
Net income as a percentage of average total shareholders' equity.

(3)
Weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities for the indicated period.

(4)
Net interest income as a percentage of average interest-earning assets.

(5)
Total noninterest expense as a percentage of the sum of net interest income and total noninterest income, excluding net gains on security sales.

(6)
Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and restructured loans.

SELECTED UNAUDITED PRO FORMA COMBINED
CONSOLIDATED FINANCIAL DATA

        The following table presents selected audited financial data for Pacific Premier at and for the year ended December 31, 2012 (i) on an actual historical basis; (ii) on an as adjusted basis after giving effect to the sale of 495,000 newly issued shares of Pacific Premier common stock in January 2013 in connection with the underwriters' exercise of the over-allotment option in Pacific Premier's recently completed underwritten public offering and the completion of the acquisition of FAB by Pacific Premier on March 15, 2013, including the issuance of 1,279,217 shares of Pacific Premier common stock and payment of $37.2 million in cash as consideration to the holders of FAB common stock in exchange for their shares; and (iii) on a pro forma combined basis for the merger, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing in this proxy statement/prospectus beginning on page 120, as further adjusted after giving effect to (A) the sale of 495,000 newly issued shares of Pacific Premier common stock in connection with the underwriters' exercise of the over-allotment option in Pacific Premier's recently completed underwritten public offering and (B) the recently completed acquisition of FAB. The pro forma data in the table assumes that the merger is accounted for using the purchase method of accounting and does not give effect to the cost savings that may be realized in the merger. See "The Merger—Accounting Treatment of the Merger" on page 85.

        The information in the following table is based on, and should be read together with, the pro forma combined financial information that appears elsewhere in this proxy statement/prospectus, the historical consolidated financial information that Pacific Premier has presented in its prior filings with the Commission about Pacific Premier and FAB and which are incorporated into this proxy statement/prospectus and the historical financial information of SDTB that appears elsewhere in the proxy statement/prospectus. See "Unaudited Pro Forma Combined Consolidated Financial Data" beginning on page 117, and "Where You Can Find More Information" beginning on page 136 and "Index to SDTB Financial Statements" beginning on page F-1. The pro forma combined financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	At December 31, 2012
	Historical Pacific Premier	Pro Forma Adjusted for the Over- Allotment Option Exercise and FAB Acquisition		Pro Forma Combined with SDTB, as Adjusted for Over- Allotment Option Exercise and FAB Acquisition
	(Dollars in thousands)
Selected Financial Condition Data:
Cash and due from banks	$59,352	$150,812		$189,315
Total assets	1,173,792	1,520,789		1,748,687
Investment securities available for sale	84,066	229,424		365,173
Investment securities held to maturity	—	72,441		72,441
FHLB stock/Federal Reserve Bank stock, at cost	11,247	11,247		12,422
Loans held for sale, net	3,681	3,681		3,681
Loans held for investment, net	974,213	996,396		1,032,608
Deposits	904,768	1,224,555		1,412,430
Short term borrowings	87,000	95,172		95,172
Long term debt	38,810	38,810		63,810
Stockholders' equity	134,517	152,074		163,701
Total shares issued and outstanding	13,661,648	15,435,865	(1)	16,634,192	(1)

	At or For the Year Ended December 31, 2012
	Historical Pacific Premier	Pro Forma Adjusted for the Over- Allotment Option Exercise and FAB Acquisition		Pro Forma Combined with SDTB, as Adjusted for the Over- Allotment Option Exercise and FAB Acquisition
	(Dollars in thousands, except per share data)
Selected Income Statement Data:
Interest income	$52,947	$61,369		$68,482
Interest expense	7,149	7,940		8,457

Net interest income	45,798	53,429		60,025
Provision for loan losses	751	697		247

Net interest income after provision for loan losses	45,047	52,732		59,778
Noninterest income	12,572	16,454		17,372
Noninterest expense	31,854	38,213		43,800

Income before income taxes	25,765	30,973		33,350
Income tax	9,989	12,072		12,629

Net income	$15,776	$18,901		$20,721

Weighted Average Common Shares:
Basic	10,571,073	12,345,290	(1)	13,543,617	(2)
Diluted	10,984,034	12,758,251	(1)	13,956,578	(2)
Per Common Share Data(3):
Net income—basic	$1.49	$1.53	(6)	$1.53	(6)
Net income—diluted	1.44	1.48	(6)	1.48	(6)
Book value per common share—basic	9.85	9.85		9.84
Book value per common share—diluted	9.75	9.71		9.71
Selected Financial Ratios(3):
Return on average assets(4)	1.52%	1.38%	(6)	1.33%	(6)
Return on average stockholders' equity(5)	16.34	16.93	(6)	16.94	(6)
Average equity to average assets	9.32	8.18	(6)	7.83	(6)
Stockholders' equity to total assets at end of period	11.46	10.00		9.36
Pacific Premier Bancorp, Inc. Capital Ratios:
Tier 1 capital to adjusted total assets	0.13%	10.38%	(1)	9.19%	(2)
Tier 1 capital to total risk-weighted assets	13.61	13.26		12.55
Total capital to total risk-weighted assets	14.43	14.01		13.25

(1)
The amount reflects the consummation of the merger with FAB, as if the merger had taken place as of December 31 2012, after giving effect to the pro forma adjustments for the merger and as further adjusted after giving effect to the sale of 495,000 newly issued shares of Pacific Premier common stock on January 9, 2013 in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering and the receipt of net proceeds of approximately $4.7 million by Pacific Premier from the sale of such shares as if such shares were issued on January 1, 2012.

(2)
The amount reflects the consummation of the merger with FAB and SDTB, as if the mergers had taken place as of December 31 2012, after giving effect to the pro forma adjustments for the mergers and as further adjusted after giving effect to the sale of 495,000 newly issued shares of

  Pacific Premier common stock on January 9, 2013 in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering and the receipt of net proceeds of approximately $4.7 million by Pacific Premier from the sale of such shares as if such shares were issued on January 1, 2012.

(3)
Per Common Share Data and Selected Financial Ratios are presented only for data relating to the pro forma consolidated statements of income for the year ended December 31, 2012, and data relating to the pro forma consolidated statement of financial condition at December 31, 2012.

(4)
Calculated by dividing pro forma net income by pro forma average assets for the period indicated.

(5)
Calculated by dividing pro forma net income by pro forma average stockholders' equity for the period indicated.

(6)
The amount reflects the sale of 495,000 newly issued shares of Pacific Premier common stock on January 9, 2013 in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering as if such shares were issued on January 1, 2012. However, the amount does not reflect the use of the approximately $4.7 million of net proceeds received by Pacific Premier in connection with the offering for the period presented.

 UNAUDITED COMPARATIVE PER SHARE DATA

        The following table sets forth certain historical, pro forma and pro forma equivalent per share financial information for Pacific Premier common stock and SDTB common stock. The pro forma and pro forma equivalent per share information in the table gives effect, for the twelve month period ended December 31, 2012, to (i) the sale of 495,000 newly issued shares of Pacific Premier common stock in January 2013 in connection with the underwriters exercise of the over-allotment option in Pacific Premier's recently completed underwritten public offering; (ii) the acquisition of FAB by Pacific Premier on March 15, 2013, including the issuance of 1,279,217 shares of Pacific Premier common stock and payment of $37.2 million in cash as consideration to the holders of FAB common stock in exchange for their shares; and (iii) the merger as if the transaction had been effective on the last date of the respective periods, in the case of book value data, and as if the transaction had been effective on the first day of the respective periods, in the case of the income and dividend data. The pro forma information in the table assumes that the merger is accounted for under the purchase method of accounting. The information in the following table is based on, and should be read together with, the historical consolidated financial information that Pacific Premier has presented in its prior filings with the Commission about Pacific Premier and FAB and the historical financial information of SDTB that appears elsewhere in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 136 and "Index to SDTB Financial Statements" beginning on page F-1.

        On March 15, 2013, Pacific Premier completed its acquisition of FAB, which operated from its headquarters in Dallas, Texas. In connection with the consummation of the FAB acquisition, Pacific Premier issued 1,279,217 shares of its common stock and $37.2 million in cash as consideration to the holders of FAB common stock in exchange for their shares. On December 11, 2012, Pacific Premier completed an underwritten public offering of 3.3 million shares of its common stock at a public offering price of $10.00 per share. The net proceeds from the offering after deducting underwriting discounts and commissions was $31.2 million. On January 9, 2013, Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the over-allotment after deducting underwriting discounts and commissions was $4.7 million.

        The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Historical Pacific Premier	Historical FAB	Equivalent pro forma amount of FAB	Pro forma combined with FAB and adjusted for the over-allotment option exercise		Historical SDTB	Equivalent pro forma amount of SDTB	Pro forma combined with SDTB and adjusted for the over-allotment option exercise and FAB acquisition		Equivalent pro forma combined with FAB, SDTB and the over-allotment option exercise(4)
Net Income Per Common Share:
Basic Earnings
Year ended December 31, 2012	$1.49	N/A	N/A	$1.53	(1)(2)	$0.84	N/A	$1.53	(1)(3)	$1.70	(1)(3)
Diluted Earnings
Year ended December 31, 2012	1.44	N/A	N/A	1.48	(1)(2)	0.82	N/A	1.48	(1)(3)	1.65	(1)(3)
Dividends Declared Per Common Share (5):
Year ended December 31, 2012	—	0.30	—	N/A		0.43	—	N/A		N/A
Book Value Per Common Share:
December 31, 2012	9.85	N/A	N/A	9.85	(1)(2)	11.97	N/A	9.84	(1)(3)	10.96	(1)(3)

(1)
The amount reflects the sale of 495,000 newly issued shares of Pacific Premier common stock on January 9, 2013 in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering as if such shares were issued on January 1, 2012. However, the amount does not reflect the use of the approximately $4.7 million of net proceeds received by Pacific Premier in connection with the sale of such shares for the period presented.

(2)
Pro forma combined amounts are calculated by adding together the historical amounts reported by Pacific Premier and FAB, as adjusted for the estimated purchase accounting adjustments to be recorded in connection with the merger and the 1,279,217 shares of Pacific Premier common stock that were issued in connection with the FAB acquisition.

(3)
Pro forma combined amounts are calculated by adding together the historical amounts reported by Pacific Premier, FAB and SDTB, as adjusted for the estimated purchase accounting adjustments to be recorded in connection with the mergers and the 1,279,217 shares of Pacific Premier common stock issued in the FAB acquisition and an estimated 1,198,327 shares of Pacific Premier common stock to be issued in connection with the merger.

(4)
The equivalent pro forma per share data for SDTB is computed by multiplying the pro forma combined amounts by the exchange ratio of 1.114.

(5)
Because Pacific Premier does not pay dividends on its common stock, the equivalent pro forma cash dividends per common share is zero.

RISK FACTORS

        Prior to deciding whether or not to approve the merger agreement, SDTB shareholders should be aware of and carefully read and consider the following risks and uncertainties that are applicable to the merger agreement, the merger and Pacific Premier. SDTB shareholders should also consider the risks relating to the businesses of Pacific Premier and ownership of Pacific Premier common stock contained in Part I, Item 1A of Pacific Premier's Annual Report on Form 10-K, as amended, for the year ended December 31, 2012 that has been filed with the Commission, as well as any subsequent documents filed by Pacific Premier with the Commission, which are incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information" beginning on page 136.

SDTB shareholders may not receive the exact amount of the form of consideration that they elect.

        SDTB shareholders will have the opportunity to elect to receive either stock or cash consideration, or a combination thereof, for all shares of SDTB common stock held by them. However, the ability of an SDTB shareholder to receive the exact amount or his, her or its elected form of merger consideration is limited by the requirement that 50% of the aggregate value of the merger consideration be paid in the form of shares of Pacific Premier common stock, and 50% of the aggregate value of the merger consideration be paid in cash. The merger agreement contains proration and allocation methods to achieve this desired result. If SDTB shareholders elect to receive more than 50% of the aggregate value of the merger consideration in the form of shares of Pacific Premier common stock, the elections will be reallocated so that 50% of the aggregate value of the merger consideration is paid in the form of shares of Pacific Premier common stock. If SDTB shareholders elect to receive more than 50% of the aggregate value of the merger consideration in the form of cash, the elections will be reallocated so that 50% of the aggregate value of the merger consideration is paid in the form of cash. Therefore, SDTB shareholders may not receive the exact amount of the form of consideration that they elect.

Because the market price of Pacific Premier common stock will fluctuate, you cannot be sure of the exact value of the per share stock consideration you will receive.

        Upon the effective time of the merger, each share of SDTB common stock will be cancelled and converted into the right to receive merger consideration, consisting of shares of Pacific Premier common stock and/or cash, pursuant to the terms of the merger agreement. The value of the per share stock consideration to be received by SDTB shareholders will be based on an exchange ratio, and will fluctuate depending on the average closing prices per share of Pacific Premier common stock during the 10 consecutive trading day period ending on (and including) the fifth trading day prior to the closing date of the merger, or the PPBI Average Share Price. The PPBI Average Share Price may vary from the market price of Pacific Premier common stock on the date the merger was announced, on the date that this proxy statement/prospectus is mailed to SDTB shareholders, on the date that you elect the form of merger consideration that you wish to receive, on the date that you vote on the merger agreement and on the date of the special meeting. The exchange ratio of 1.114 shares of Pacific Premier common stock for each share of SDTB common stock is subject to (i) downward adjustment if the PPBI Average Share Price is greater than $13.240 and (ii) upward adjustment if the PPBI Average Share Price is less than $10.832. Any change in the price of Pacific Premier common stock prior to the date that the exchange ratio is set will affect the value of the merger consideration that you will receive upon the effective time of the merger.

        Because the price of Pacific Premier common stock could fluctuate during the period of time when you elect the form of merger consideration that you wish to receive and the time you actually receive your shares of Pacific Premier common stock as merger consideration, you will be subject to the risk of a decline in the price of Pacific Premier common stock during this period. SDTB does not have the right to terminate the merger agreement or to resolicit the vote of its shareholders solely because of changes in the market prices of Pacific Premier's common stock. Any adjustment to the per share stock consideration is subject to the limitation that the number of shares of Pacific Premier common stock issued at the closing of the merger may not exceed 19.9% of the outstanding shares of Pacific Premier common stock, which is referred to in this proxy statement/prospectus as the stock limit. If the stock limit is reached, no further adjustment will be made to any other merger consideration to be paid to SDTB's shareholders, and the aggregate number of shares of Pacific Premier common stock to be issued will be equal to 19.9% of the outstanding shares of Pacific Premier common stock immediately prior to the closing date. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the values and perceptions of financial services stocks generally, changes in Pacific Premier's business, operations and prospects and regulatory considerations. Many of these factors are beyond Pacific Premier's control. Accordingly, at the time of you elect the form of merger consideration that you wish to receive and at the time of the special meeting, you will not know or be able to calculate the exact value of the shares of Pacific Premier common stock you will receive upon completion of the merger.

        Pacific Premier's common stock is traded on the NASDAQ Global Market under the trading symbol "PPBI," but there has historically been a relatively low trading volume in its common stock. Although Pacific Premier recently completed a public offering of its securities, issued additional shares of common stock in connection with the completion of the FAB acquisition and expects to issue additional shares of common stock in the merger to holders of SDTB common stock, Pacific Premier may continue to experience a limited trading market for its common stock, which may cause fluctuations in the market value of its common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of its common stock. Future sales of substantial amounts of Pacific Premier common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of Pacific Premier common stock. In addition, even if a more active market in Pacific Premier common stock develops, Pacific Premier cannot assure SDTB shareholders that such a market will continue.

Because the cash portion of the merger consideration is subject to adjustment, you cannot be sure of the exact value of the per share cash consideration that you will receive upon completion of the merger.

        The per share cash consideration to be received in the merger may be subject to downward adjustment in the event that SDTB's expenses related to the merger exceed $3.0 million, on an after-tax equivalent basis. As a result of the potential downward adjustment, SDTB shareholders will not know the amount of the per share cash consideration that will be payable to shareholders of SDTB when they elect the form of merger consideration that they wish to receive or vote on the merger agreement at the special meeting. SDTB does not have the right to terminate the merger agreement or to resolicit the vote of its shareholders solely because of changes in the per share cash consideration that may occur.

The federal income tax consequences of the merger for SDTB shareholders will depend on the merger consideration received.

        The federal income tax consequences of the merger to you will depend on the form of merger consideration that you receive. You generally will not recognize any gain or loss on the exchange of your shares of SDTB common stock solely for shares of Pacific Premier common stock (other than cash received in lieu of any fractional shares of Pacific Premier common stock). However, you generally will recognize gain or loss on the exchange of all of your shares of SDTB common stock solely for cash. Finally, you generally will recognize gain (but not loss) if you receive a combination of shares of Pacific Premier common stock and cash in exchange for your shares of SDTB common stock. See "The Merger—The Merger Consideration" beginning on page 57. For a detailed discussion of the federal income tax consequences to you of the merger, see "The Merger—Material Federal Income Tax Consequences" beginning on page 82.

Directors and officers of SDTB have interests in the merger that are in addition to or different than the interests of SDTB shareholders.

        SDTB directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of SDTB, which are:

  •
  a confidentiality, non-competition and non-solicitation agreement between the Bank and Michael E. Perry, who currently serves as SDTB's Chairman, President and Chief Executive Officer, which will become effective upon consummation of the merger and termination of Mr. Perry's employment, and pursuant to which Mr. Perry will agree not to serve any financial institution operating in San Diego County in any capacity for three (3) years in consideration for receiving a fee from the Bank payable in three (3) equal annual installments of $375,000, on a pre-tax basis, with the first installment payable on the closing of the merger, and the remaining two (2) installments payable on the first and second anniversaries of the closing of the merger. A copy of the confidentiality, non-competition and non-solicitation agreement entered into with Mr. Perry is attached as Annex E to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A;

  •
  an employment agreement between the Bank and James T. Reschan, who currently serves as SDTB's Senior Executive Vice President and Chief Operating Officer, which will become effective upon consummation of the merger and pursuant to which Mr. Reschan will become the Senior Vice President—Regional Manager for San Diego County and be responsible for sales generation and branch operations for the Bank in San Diego County. Pursuant to the employment agreement, Mr. Reschan will receive an annual base salary of $200,000. A copy of the employment agreement entered into with Mr. Reschan is attached as Annex D to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A;

  •
  SDTB's directors and executive officers will receive an aggregate amount of approximately $1,450,874 in connection with the cancellation of their SDTB options upon the consummation of the merger;

  •
  the agreement of Pacific Premier to honor indemnification obligations of SDTB for a period of six (6) years, as well as to purchase liability insurance for SDTB's directors and officers for three (3) years following the merger, subject to the terms of the merger agreement;

  •
  the agreement of Pacific Premier to assume SDTB's obligations under insurance-funded supplemental executive retirement plans with Mr. Perry, as well as receiving certain life insurance policies intended to fund these plans. As a result of the merger, Mr. Perry will begin to receive payments of $277,879 per year for ten years that he would otherwise have received if he retired at age 65 or older. At the end of that ten-year period he will receive five additional years of payments of $161,580 under another a deferred compensation plan that but for the merger he would have received after retirement on or after age 65; and

  •
  aggregate payments over 18 months to Mr. Perry in the amount of $1,415,903, on a pre-tax basis, pursuant to the terms of his employment agreement with SDTB and payments to Mr. Perry upon the closing of the merger pursuant to other contractual arrangements with SDTB in the amount of $126,524, on a pre-tax basis.

        Assuming that the merger is consummated on June 30, 2013, the aggregate amount payable to Mr. Perry in connection with the consummation of the merger is approximately $3,274,475. In addition, Pacific Premier will assume SDTB's obligations under the Supplemental Executive Retirement Plans with Mr. Perry and Mr. Perry's deferred compensation agreement to pay Mr. Perry an aggregate amount of $3,586,690 over the 15 years following the closing of the merger.

        To the extent that the variable amounts of SDTB's transaction-related expenses, such as SDTB's legal fees and premiums for extended directors' and officers' liability insurance to the extent premiums exceed 200% of current SDTB premiums, cause SDTB's aggregate transaction-related expenses to exceed $3.0 million, on an after-tax equivalent basis, and the cash portion of the merger consideration is reduced by such excess, all of SDTB's transaction-related expenses, including the payments made to Mr. Perry, the liability accrued by Pacific Premier related to future payments to Mr. Perry and the premiums for extended directors' and officers' liability insurance, to the extent premiums exceed 200% of current SDTB premiums, will have the effect of reducing the merger consideration payable to SDTB's shareholders.

        These arrangements may create potential conflicts of interest. These interests of SDTB's directors and officers may cause some of these persons to view the proposed transaction differently than you view it, as a shareholder. The SDTB board of directors was aware of these interests and considered them, among other things, in their approval of the merger agreement and the transactions contemplated by the merger agreement. SDTB shareholders should consider these interests in conjunction with the recommendation of the SDTB board of directors with respect to approval of the merger. See "The Merger—Interests of Certain SDTB Officers and Directors in the Merger" beginning on page 75.

If you are an SDTB shareholder and you make a valid cash or stock election, you will not be able to sell your shares during certain times.

        If you are an SDTB shareholder of record as of the record date for the special meeting and hold your shares in certificated form, you will have to deliver a properly completed and signed form of election and your stock certificates to the exchange agent in order to make a valid cash or stock election. For further details on the determination of the election deadline, see "The Merger—The Merger Consideration—Election Procedures" beginning on page 60. The election deadline will be the fifth (5th) business day prior to the completion of the merger. You will not be able to sell any certificated shares of SDTB common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to sell any of your shares of SDTB common stock for any reason until you receive cash and/or Pacific Premier common stock following completion of the merger. Similarly, holders of book-entry shares of SDTB common stock who have made a valid election and have not revoked their election prior to the election deadline will not be able to sell any shares for which they have made a valid election after the election deadline. In the time between the election deadline and the completion of the merger, the trading price of SDTB or Pacific Premier common stock may decrease, and you might otherwise want to sell your shares of SDTB common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire SDTB.

        Until the completion of the merger, with some limited exceptions, SDTB is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Pacific Premier. In addition, SDTB has agreed to pay a termination fee to Pacific Premier in specified circumstances. These provisions could discourage other companies from trying to acquire SDTB even though those other companies might be willing to offer greater value to SDTB shareholders than Pacific Premier has offered in the merger. The payment of the termination fee could also have a material adverse effect on SDTB's financial condition.

Pacific Premier may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend on, among other things, Pacific Premier's ability to realize the anticipated revenue enhancements and to combine the businesses of Pacific Premier and SDTB in a manner that does not materially disrupt the existing customer relationships of SDTB or result in decreased revenues resulting from any loss of customers and that permits growth opportunities to occur. If Pacific Premier is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

        Pacific Premier and SDTB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Pacific Premier's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Pacific Premier and SDTB during the transition period and on the combined company following completion of the merger.

The market price of Pacific Premier common stock after the merger may be affected by factors different from those affecting the shares of SDTB or Pacific Premier currently.

        Upon completion of the merger, holders of SDTB common stock receiving the per share stock consideration will become holders of Pacific Premier common stock. Pacific Premier's business differs from that of SDTB, and, accordingly, the financial condition and results of operations of the combined company and the market price of Pacific Premier common stock after the completion of the merger may be affected by factors different from those currently affecting the financial condition and results of operations of SDTB.

The fairness opinion obtained by SDTB from its financial advisor, KBW, will not reflect changes in circumstances between the date of the merger agreement and the completion of the merger.

        Changes in the operations and prospects of SDTB or Pacific Premier, general market and economic conditions and other factors that may be beyond the control of SDTB and Pacific Premier, and on which the fairness opinion delivered by KBW to SDTB was based, may alter the value of SDTB or Pacific Premier or the market price for shares of SDTB common stock or Pacific Premier common stock by the time the merger is completed. The fairness opinion does not speak as of any date other than the date of such opinion, which was March 5, 2013, and the fairness opinion does not address the fairness of the merger consideration, from a financial point of view, at the time SDTB shareholders will be voting at the special meeting or upon completion of the merger. The merger agreement does not require that the fairness opinion of KBW be updated as a condition to the completion of the merger, and SDTB does not intend to request that the fairness opinion be updated. The fairness opinion is attached as Appendix B to this proxy statement/prospectus. For a description of the opinion that SDTB received from KBW, see "The Merger—Opinion of SDTB's Financial Advisor" beginning on page 49. For a description of the other factors considered by SDTB's board of directors in determining to approve the merger, see "The Merger—SDTB's Reasons for the Merger" beginning on page 47.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of Pacific Premier common stock and SDTB common stock to decline.

        The merger is subject to customary conditions to closing, including the receipt of the approval of the SDTB shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, Pacific Premier and SDTB may terminate the merger agreement under certain circumstances even if the merger is approved by SDTB shareholders, including if the merger has not been completed on or before September 30, 2013. If the merger is not completed, the respective trading prices of Pacific Premier common stock on the Nasdaq Global Market and of SDTB common stock on the OTCQB Market may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger agreement, see "The Merger—Conditions to the Merger" beginning on page 64.

The unaudited pro forma condensed combined financial data included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company's financial condition or results of operations following the merger.

        The unaudited pro forma condensed combined financial data contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company's financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial data. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial data may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the merger. Any potential decline in the combined company's financial condition or results of operations may cause significant variations in the stock price of the combined company.

The shares of Pacific Premier common stock to be received by SDTB shareholders as a result of the merger will have different rights than shares of SDTB common stock.

        Upon completion of the merger, SDTB shareholders will become Pacific Premier shareholders and their rights as shareholders will be governed by the Pacific Premier amended and restated certificate of incorporation and the Pacific Premier amended and restated bylaws. The rights associated with SDTB common stock are different from the rights associated with Pacific Premier common stock. See "Comparison of the Rights of Shareholders" beginning on page 127.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of Pacific Premier, the Bank and SDTB and the potential combined company and may include statements for the period following the completion of the merger. SDTB shareholders can find many of these statements by looking for words such as "expects," "projects," "anticipates," "believes," "intends," "estimates," "strategy," "plan," "potential," "possible" and other similar expressions. Statements about the expected timing, completion and effects of the merger and all other statements in this proxy statement/prospectus or in the documents incorporated by reference in this proxy statement/prospectus other than historical facts constitute forward-looking statements. Forward-looking statements involve certain risks and uncertainties that are subject to change based on factors which are, in many instances, beyond Pacific Premier's or SDTB's control. The ability of either Pacific Premier or SDTB to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" and those discussed in the filings of Pacific Premier that are incorporated into this proxy statement/prospectus by reference, as well as the following:

  •
  estimated revenue enhancements, costs savings and financial benefits from the merger may not be fully realized within the expected time frame or at all;

  •
  deposit attrition, customer loss or revenue loss following the merger may occur or be greater than expected;

  •
  that required shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all;

  •
  reputational risks and the reaction of the companies' customers to the merger;

  •
  diversion of management time on merger-related issues;

  •
  competitive pressure among depository and other financial institutions may increase significantly;

  •
  costs or difficulties related to the integration of the businesses of the Bank and SDTB may be greater than expected;

  •
  changes in the interest rate environment may reduce interest margins;

  •
  general economic or business conditions, either nationally or in the states or regions in which Pacific Premier and SDTB do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  •
  legislation or changes in regulatory requirements may adversely affect the businesses in which Pacific Premier and SDTB are engaged;

  •
  adverse changes may occur in the securities markets; and

  •
  competitors of Pacific Premier may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Pacific Premier.

        Because these forward-looking statements are subject to assumptions and uncertainties, Pacific Premier's and SDTB's actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this proxy statement/prospectus. SDTB shareholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus.

        All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Pacific Premier or SDTB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Pacific Premier and SDTB undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

GENERAL INFORMATION

        This document constitutes a proxy statement and is being furnished to all record holders of SDTB common stock in connection with the solicitation of proxies by the board of directors of SDTB to be used at a special meeting of shareholders of SDTB to be held on Friday, June 21, 2013 and any adjournment or postponement of the special meeting. The purposes of the special meeting are to consider and vote upon a proposal to approve the merger agreement among Pacific Premier, the Bank and SDTB, which provides, among other things, for the merger, and a proposal to adjourn the special meeting to the extent necessary to solicit additional votes on the merger agreement.

        This document also constitutes a prospectus of Pacific Premier relating to the Pacific Premier common stock to be issued upon completion of the merger to holders of SDTB common stock as part of the merger consideration. See "The Merger—The Merger Consideration" beginning on page 57. Based on 2,151,395 shares of SDTB common stock outstanding on May 9, 2013, an exchange ratio of 1.114, and the fact that 50% of the outstanding shares of SDTB common stock will be converted into the right to receive the per share stock consideration, approximately 1,198,327 shares of Pacific Premier common stock will be issuable to shareholders of SDTB upon completion of the merger as payment of the aggregate per share stock consideration.

        Pacific Premier has supplied all of the information contained or incorporated by reference herein relating to Pacific Premier and the Bank, and SDTB has supplied all of the information contained herein relating to SDTB.

THE SPECIAL MEETING

Time, Date and Place

        A special meeting of shareholders of SDTB will be held at 5:30 p.m., Pacific Time, on Friday, June 21, 2013 at SDTB's main branch located at 2550 5th Avenue #120, San Diego, California 92103.

Matters to be Considered

        The purposes of the special meeting are to:

  •
  consider and approve the merger agreement; and

  •
  consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

        No other business may be conducted at the special meeting. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A, and you are encouraged to read it carefully in its entirety.

 Recommendation of the SDTB Board of Directors

        The SDTB board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on SDTB's reasons for the acquisition described in this proxy statement/prospectus, including the fairness opinion of KBW, the board of directors of SDTB believes that the merger is in the best interests of SDTB's shareholders and unanimously recommends that SDTB shareholders vote "FOR" approval of the merger agreement. See "The Merger—SDTB's Reasons for the Merger" beginning on page 47. The SDTB board of directors also unanimously recommends that SDTB shareholders vote "FOR" the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Shares Outstanding and Entitled to Vote; Record Date

        The close of business on May 9, 2013 has been fixed by SDTB as the record date for the determination of SDTB shareholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were 2,151,395 shares of SDTB common stock outstanding and entitled to vote, held by approximately 152 holders of record. Each share of SDTB common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

        Shareholders of Record.    Shareholders of record may vote by mail, telephone, via the Internet or by attending the special meeting and voting in person. If a SDTB shareholder chooses to vote by mail, he or she should simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Internet and telephone voting is available until 11:59 p.m., Eastern Time, on Thursday, June 20, 2013.

        Shares Held in "Street Name."    If a SDTB shareholder's shares of SDTB common stock are held through a bank, broker or other nominee, such SDTB shareholder is considered the beneficial owner of such shares held in "street name." In such case, this proxy statement/prospectus has been forwarded by such SDTB shareholder's bank, broker or other nominee, who is considered, with respect to such shares, the shareholder of record. As the beneficial owner, a SDTB shareholder has the right to direct such bank, broker or other nominee how to vote the shares by following the voting instructions that they have sent, or will send, to the SDTB shareholder. Without specific instructions from the SDTB shareholder, the bank, broker or other nominee is not empowered to vote a SDTB shareholder's shares on non-routine matters such as the proposal to approve the merger agreement or the proposal of the SDTB board of directors to adjourn the special meeting, if necessary. Not voting these shares will have the effect of voting against the approval of the merger agreement and not voting these shares will also have the effect of voting against any proposal of the SDTB board of directors to adjourn the special meeting if the number of affirmative votes cast for the proposal is either (i) not a majority of votes cast or (ii) a majority of the votes cast but such majority does not constitute a majority of the quorum required to transact business at the special meeting. When the vote is tabulated for the proposals, broker non-votes, if any, will only be counted for purposes of determining whether a quorum is present. Accordingly, we advise each SDTB shareholder to promptly give instructions to his or her bank, broker or other nominee to vote "FOR" approval of the merger agreement and "FOR" the proposal to adjourn the special meeting, if necessary, by using the voting instruction card provided to such SDTB shareholder by his or her bank, broker or other nominee. Alternatively, if a SDTB shareholder is a beneficial owner and wishes to vote in person at the special meeting, the SDTB shareholder must provide a proxy executed in such SDTB shareholder's favor by the bank, broker or other nominee.

Revocation of Proxies

        A SDTB shareholder can revoke a proxy at any time before his or her shares are voted. If the SDTB shareholder is a shareholder of record, the SDTB shareholder can revoke a proxy by:

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  delivering to SDTB prior to the special meeting a written notice of revocation addressed to Michael E. Perry, Chairman, President and Chief Executive Officer, San Diego Trust Bank, 2550 Fifth Avenue, Suite 1010, San Diego, California 92103;

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  completing, signing and returning a new proxy card with a later date before the date of the special meeting, and any earlier proxy will be revoked automatically;

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  calling the toll-free number listed on the SDTB proxy card or by accessing the Internet site listed on the SDTB proxy card to change his or her vote by 11:59 p.m., Eastern Time, on Thursday, June 20, 2013, in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier proxy revoked; or

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  attending the special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

        If a SDTB shareholder has instructed a broker or other nominee to vote such SDTB shareholder's shares of SDTB common stock, the SDTB shareholder must follow directions received from the broker or other nominee to change his or her vote.

        Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

        Each proxy returned to SDTB (and not revoked) by a holder of SDTB common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed proxy that is returned, such proxy will be voted "FOR" approval of the merger agreement and "FOR" the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Quorum

        A quorum, consisting of the holders of a majority of the shares entitled to vote at the special meeting, must be present in person or by proxy before any action may be taken at the special meeting. Once a share of SDTB common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

        Abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. "Broker non-votes" are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions.

Vote Required

        The affirmative vote of the holders of a majority of the outstanding shares of SDTB common stock is necessary to approve the merger agreement on behalf of SDTB. The proposal to adjourn the special meeting if necessary to permit further solicitation of proxies must be approved by the affirmative vote of a majority of the shares of SDTB common stock represented and voting at the special meeting, which shares voting affirmatively must also constitute at least a majority of the required quorum.

        Because the vote required to approve the merger agreement is a majority of outstanding shares of SDTB common stock, abstentions and broker non-votes of shares of SDTB common stock will have the same effect as a vote against the proposal to approve of the merger agreement.

        With respect to the proposal of the SDTB board of directors to adjourn the special meeting, abstentions and broker non-votes of shares of SDTB common stock will not have any effect on this adjournment proposal, if the number of affirmative votes cast for this proposal is a majority of the votes cast and such votes also constitute a majority of the quorum required to transact business at the special meeting. However, if the number of affirmative votes cast for the adjournment proposal is a majority of the votes cast, but such votes do not constitute a majority of the quorum required to transact business at the special meeting, then abstentions and broker non-votes will have the same effect as a vote against the proposal of the SDTB board of directors to adjourn the special meeting.

Shares of SDTB Subject to Voting Agreements

        The directors and executive officers of SDTB, who collectively own and have the power to vote approximately 24.1% of the outstanding shares of SDTB common stock as of May 9, 2013, have entered into shareholder agreements with Pacific Premier pursuant to which they have agreed, among other things, to vote all of their shares in favor of the merger agreement. See "The Merger—Shareholder Agreements" on page 87.

        As of the close of business on the record date for the special meeting, Pacific Premier did not beneficially own any shares of SDTB common stock.

Solicitation of Proxies

        SDTB will pay for the costs of mailing this proxy statement/prospectus to its shareholders, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of SDTB may solicit proxies from shareholders of SDTB in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

        Arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and SDTB will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Attending the Special Meeting

        All holders of SDTB common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If a SDTB shareholder is not a shareholder of record and would like to vote in person at the special meeting, such SDTB shareholder must produce a proxy executed in his or her favor by the record holder of such SDTB shareholder's shares. In addition, such SDTB shareholder must bring a form of personal photo identification with him or her in order to be admitted at the special meeting. SDTB reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without SDTB's express written consent.

 Adjournments and Postponements

        Although it is not currently expected, the special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to approve the merger agreement or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Questions and Additional Information

        If a SDTB shareholder has questions about the merger or the process for voting or if additional copies of this document or a replacement proxy card are needed, please contact Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, at (619) 525-1727, or Toby Reschan, SDTB's Senior Executive Vice President and Chief Operating Officer, at (619) 525-1728.

THE MERGER
(PROPOSAL ONE)

        The following information describes the material aspects of the merger agreement and the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement which is attached as Appendix A. You should carefully read the appendices in their entirety.

 Structure of the Merger

        Pursuant to the terms and conditions set forth in the merger agreement, SDTB will be acquired by Pacific Premier whereby SDTB will merge with and into the Bank, with the Bank as the surviving institution. Following consummation of the merger, Pacific Premier intends to continue to operate all of the branches acquired from SDTB.

        Following the consummation of the merger, the Bank's articles of incorporation, as amended, and the amended and restated bylaws, as amended, as in effect immediately prior to the merger will continue as the articles of incorporation and the bylaws of the Bank. The directors and executive officers of the Bank immediately prior to the merger will continue as the directors and executive officers of the Bank after the merger, in each case until their respective successors are duly elected or appointed and qualified.

Background of the Merger

        Since the beginning of 2011, five independent community banks in San Diego County, California announced their sale to larger banks with greater resources. The board of directors of SDTB had considered some of these independent community banks that sold as potential merger partners that would contribute to building a larger San Diego-based community bank, but those potential opportunities disappeared with the sale announcements. The branches of these acquired community banks became stronger competitors of SDTB with access to more capital and gained the ability to offer expanded banking products and services to their customers.

        Throughout the fourth quarter of 2011 and the first quarter of 2012, the board of directors of SDTB discussed the many challenges facing the community banking industry, including the sluggish economic recovery, lack of meaningful demand for credit, increased regulatory burden and related expenses, and the Federal Reserve's extended zero interest rate policy. One issue of special concern to

SDTB was SDTB's investment securities portfolio which has historically generated a substantial portion of its income. The board of directors of SDTB recognized that if the current low interest rate environment continued as projected by the Federal Reserve, SDTB's higher yielding investment securities would mature and SDTB would be replacing them with lower yielding investment securities, which would significantly reduce SDTB's net income. Additionally, the board of directors of SDTB identified that its ability to increase its revenues by generating a meaningful amount of loans in the wake of the sluggish economic recovery was going to be a challenge for SDTB. In light of the foregoing and the challenging operating environment facing SDTB, the board of directors of SDTB concluded that it would be appropriate to explore the possibility of a strategic alliance or merger and instructed Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, to meet with various investment banking firms to begin considering SDTB's strategic alternatives. During the first quarter of 2012, SDTB contacted KBW, as well as a couple of other investment banks, to seek input on the M&A environment and various strategic alternatives that might be in the best interest of SDTB's shareholders.

        In mid-April 2012, SDTB began working with KBW to assist it in identifying potential strategic partners. SDTB engaged KBW as its exclusive financial advisor in November 2012. As summarized below, SDTB and KBW had conversations and/or meetings between April 2012 and October 2012, with no less than 20 different parties to gauge such parties' interest in a potential strategic transaction with SDTB. Nine potential partners, including Pacific Premier, entered into confidentiality agreements with SDTB and were provided access to SDTB's confidential information for review. Of the nine potential partners, five parties communicated either verbally or in writing proposals to acquire SDTB, which proposals were inferior to the proposal submitted by Pacific Premier. These five other proposals were inferior for a variety of reasons including a lower valuation, lack of liquidity, uncertainty of the consideration being offered, uncertainty regarding timing or a lower probability of success associated with closing the transaction.

        When SDTB started the process of analyzing potential strategic transactions, SDTB did not wish to disrupt its current operations and was concerned about confidentiality. Therefore, after discussing these matters with KBW, and before starting the process, it was agreed that it would be appropriate to contact a limited number of potential transaction partners, determine their interest in a potential transaction, and then contact additional potential transaction partners as the initial contacts were determined not to have sufficient interest. Initially, SDTB authorized KBW to contact five parties who were deemed to have interest in the San Diego market and had business models that were a good fit with SDTB. If a party informed KBW or SDTB that it had limited or no interest, the approach was to open up the process to additional potential partners. By the end of April 2012, eight parties had been contacted, with one stating that SDTB did not currently fit in its business plan. SDTB had one meeting with a potential partner in April 2012.

        In May 2012, five additional parties were contacted. As a result of the contacts made in April and in May, SDTB had seven additional meetings with potential partners. By the end of May, there were two parties that were conducting extensive due diligence of SDTB, having ongoing dialogues with SDTB management and KBW and/or were analyzing financial models of a potential acquisition transaction with SDTB. After conducting some limited due diligence, one party in June 2012 advised that they were not going to pursue an acquisition transaction at that time due to other priorities and that they would revisit a potential acquisition transaction with SDTB later in the summer. That party continued to delay its consideration of a transaction with SDTB until early October 2012, when it finally met with SDTB's management. However, after this meeting, SDTB and this party did not pursue a transaction due to the party's operational constraints. The second party continued its discussions with SDTB in June 2012 and their review and analysis of SDTB's due diligence materials. In early July 2012, the second party informed SDTB that it would be willing to proceed with further dialogue only if SDTB was willing to do a transaction at "book value" or a slight premium to book and expressed concerns of a lack of loan demand, large re-pricing risk in the securities portfolio and continual net interest margin compression. SDTB was unable to obtain an increase in this party's offer as the party cited the uncertainty in the market and its expectation of a weak economic outlook. The board of directors of SDTB decided that the indicated valuation level contained in this party's offer was not in the best interest of its shareholders and instructed KBW to continue to explore other alternatives.

        In July 2012, SDTB met with two other parties that were interested in pursuing a potential acquisition transaction. One party did not have any prior experience in acquisitions and its securities were thinly traded, which would not result in a meaningful increase in liquidity to SDTB shareholders. This party initially indicated verbally that it would consider a 100% stock transaction on a book for book exchange. SDTB continued discussions with this party until August 2012, when such party did not submit any written offer to SDTB and it was decided not to pursue a transaction. Also, in July 2012, a private equity backed bank, or Party A, approached SDTB and held an initial meeting with SDTB management to express its desire to explore a strategic transaction with SDTB. Party A continued to hold exploratory meetings with management of SDTB throughout the summer and fall of 2012.

        By the end of August 2012, KBW and SDTB had contacted 17 different parties, with 11 parties declining to pursue further dialogue for various reasons. KBW believed that it had conducted a thorough market check and suggested to SDTB's board of directors that the board of directors should bring the remaining open dialogues to a conclusion so as to avoid any unnecessary disruption to SDTB's operations. The board of directors of SDTB agreed, although it requested KBW continue to evaluate potential strategic transactions.

        In late August 2012, a privately held local bank approached SDTB and, in September and October 2012, conducted due diligence and had several meetings with SDTB management. In mid-October, this local bank verbally suggested doing a 100% stock deal, valuing SDTB common stock at book value. SDTB's board of directors concluded that merging with a larger bank that could provide increased liquidity to its shareholders at a higher price would be in the best interests of its shareholders. SDTB continued discussions with this local bank through January 2013, but the local bank did not enhance its offer.

        In September and October 2012, three additional banks communicated potential interest, one of which was Pacific Premier. The other two banks did not submit any proposals. By the end of October, SDTB asked KBW to approach both Pacific Premier and Party A to solicit written initial indications of interest. SDTB formed a Special Committee of its board of directors, including the Chair of its Audit Committee, Lead Outside Director, and Chair of the Executive Compensation Committee, to assist in the negotiation of any potential letters of interest.

        On November 7, 2012, Party A submitted an initial indication of interest to SDTB with potential consideration to SDTB's shareholders that equated to 1.15 times book value after deal expenses as of September 30, 2012, with 50% payable in cash and 50% payable in stock. Pacific Premier submitted its initial indication of interest on November 13, 2012, with potential consideration to SDTB's shareholders that equated to 1.10 times book value after deal expenses as of September 30, 2012, with 50% payable in cash and 50% payable in stock.

        The board of directors of SDTB met on November 15, 2012 to consider the two offers and subsequently asked KBW to engage in negotiations with both parties. Party A entered into an active negotiation with KBW and SDTB over the following two weeks, which resulted in Party A increasing the consideration payable to SDTB's shareholders to 1.20 times book value after deal expenses as of September 30, 2012, with 50% payable in cash and 50% payable in stock. Pacific Premier did not increase its offer. A factor that SDTB's board of directors considered was that the book value included a substantial "unrealized gain" in SDTB's securities portfolio, which was subject to volatility and fluctuated daily depending on the market level of interest rates.

        After thorough dialogue and much deliberation of the two proposals, on November 30, 2012, SDTB's board of directors decided to move forward on an exclusive basis with Party A. SDTB and Party A engaged in two weeks of extensive due diligence on one another. On December 13, 2012, the parties were unable to reach agreement on a transaction and mutually agreed to terminate their discussions.

        On December 14, 2012, SDTB contacted Pacific Premier to inform it that SDTB's exclusive negotiations with Party A had terminated. Pacific Premier then advised SDTB that it was still interested in pursuing a transaction with SDTB and began conducting additional due diligence of SDTB. On January 16, 2013, Pacific Premier submitted a revised offer letter to SDTB with total consideration payable to SDTB's shareholders (including option holders) of approximately $30 million, with 50% payable in cash and 50% payable in Pacific Premier common stock. On January 23rd, following its meeting of its board of directors, SDTB countered Pacific Premier's offer, requesting that Pacific Premier: (i) Fix the exchange ratio related to the stock portion of the consideration, (ii) Increase the consideration to shareholders by $500,000, (iii) Absorb all deal expenses, including any and all change in control payments, severance payments, investment banking fees, etc., up to $3,000,000 on an after-tax basis, (iv) Fix the cash portion of the consideration, and (v) Allow the earnings through close to accrue to the shareholders of SDTB. On January 25, 2013, Pacific Premier responded with a final proposal that increased its offer to $30.6 million, 50% of which would be payable in cash and 50% would be payable as stock, included a fixed exchange ratio for the stock portion of the merger consideration within 10% range of the value of Pacific Premier common stock as of the signing of the merger agreement and included Pacific Premier paying all of SDTB's deal expenses, including any and all change in control payments, severance payments, investment banking fees, etc., up to $3,000,000 on an after-tax basis.

        As part of its due diligence of SDTB, Pacific Premier was aware of the contractual obligations and other compensation arrangements of SDTB, including those with Mr. Perry pursuant to his employment agreement and other compensation arrangements that would involve payments in connection with a change in control transaction, such as the merger. Because the cash payments and other benefits payable to Mr. Perry were set forth in existing contractual arrangements with SDTB, with the exception of the payments pursuant to the confidentiality, non-competition and non-solicitation agreement, the amounts payable to Mr. Perry pursuant to such arrangements, which are included as part of the SDTB deal expenses to be reimbursed by Pacific Premier, were not negotiated. In connection with the merger, Pacific Premier made the decision not to retain Mr. Perry after the completion of the merger and accordingly his existing employment agreement with SDTB that is currently set to expire on December 31, 2015, will be terminating upon consummation of the merger. To that end, Pacific Premier requested as part of the transaction that Mr. Perry enter into the confidentiality, non-competition and non-solicitation agreement to protect the banking franchise it would acquire from potential competition by Mr. Perry after the merger. That agreement restricts Mr. Perry's ability to compete with Pacific Premier in the banking business in San Diego County for a three year period in exchange for three annual cash payments. Mr. Perry entering into the confidentiality, non-competition and non-solicitation agreement was one of the considerations with respect to Pacific Premier's decision to proceed with the acquisition of SDTB. See "Interests of Certain SDTB Officers and Directors in the Merger" beginning on page 75 for additional information about Mr. Perry's compensation and the terms of the confidentiality, non-competition and non-solicitation agreement. In determining the aggregate amount of consideration that Pacific Premier would pay to the shareholders of SDTB, Pacific Premier took into consideration the transaction-related expenses that it would incur, including the cash payments and other benefits payable to Mr. Perry following completion of the merger. Neither Pacific Premier nor its financial advisor, D.A. Davidson & Co., or D.A. Davidson, undertook a separate analysis to quantify the impact that these payments to Mr. Perry would have on the merger consideration to be received by the SDTB shareholders. Similar to other contractual obligations of SDTB, Pacific Premier agreed to assume the contractual obligations relating to Mr. Perry's compensation upon completion of the merger. As part of the merger, Pacific Premier will receive the benefits of insurance policies acquired by SDTB over the years, which are intended to partially fund certain of the compensation obligations owed to Mr. Perry.

        The final terms resulted in a deal valued at 1.19 times SDTB's tangible book value (including its unrealized securities gain of $4.5 million), or 1.45 times Tier 1 Capital (excluding the unrealized gain). In structuring the deal in this manner, SDTB protected its shareholders from the risk associated with the volatility of the unrealized gain in the securities portfolio.

        During discussions with potential strategic partners, SDTB's board of directors was fully aware of all the contractual obligations and other compensation arrangements of SDTB entered into with Mr. Perry over the past 10 years, including those obligations and arrangements that would involve payments in connection with a change in control transaction. SDTB's board of directors also was aware that these types of deal expenses can impact the merger consideration received by shareholders depending on the structure of a transaction and which executives are retained or terminated, similar to any liability or obligation of a target impacting the price in a transaction. Based on discussions that SDTB and KBW had with potential strategic partners, neither SDTB nor KBW is aware that the existence of SDTB's compensation arrangements with Mr. Perry was a significant factor in any of those potential strategic partners' determination whether or not to proceed with a transaction with SDTB. Significant factors discussed or raised in negotiations with potential strategic partners relating to the consideration to be paid for SDTB were (i) the projected future revenue of SDTB, which could be negatively impacted by things such as the projected margin compression, (ii) the re-pricing risk of SDTB's investment securities, (iii) the lack of meaningful demand for credit, and thus loan growth, and (iv) the positive impact of synergies of the combined bank and other cost savings due to the transaction, which could include the termination of some or all of the executive officers of SDTB.

        In light of these facts, on January 28, 2013, following review and approval by SDTB's special mergers and acquisitions committee, SDTB executed a letter of intent with Pacific Premier and agreed to move forward with negotiating a definitive agreement based on the terms outlined in the letter of intent. During February 2013, Pacific Premier and D.A. Davidson, an independent investment banking firm and Pacific Premier's financial advisor, completed their onsite due diligence of SDTB, and SDTB and KBW conducted reverse due diligence on Pacific Premier. During February 2013, SDTB, Pacific Premier and their respective advisors negotiated the terms and conditions of the draft merger agreement.

        On February 28, 2013, Pacific Premier's and the Bank's boards of directors held a special meeting at which management, D.A. Davidson and Patton Boggs LLP, legal counsel to Pacific Premier and the Bank, were represented. Management of Pacific Premier, with the assistance of its financial advisor and legal counsel, reviewed in detail the terms of the merger agreement and the structure of the merger. D.A. Davidson presented its financial analysis of the merger and rendered its oral opinion, which was subsequently confirmed in writing, that as of such date, the merger was fair, from a financial point of view, to the common shareholders of Pacific Premier. Based upon the boards of directors' review and discussion of the merger agreement and the presentation and fairness opinion from D.A. Davidson, the boards of directors of Pacific Premier and the Bank unanimously approved the merger agreement.

        On March 4, 2013, the board of directors of SDTB met with KBW and McKenna Long & Aldridge LLP, legal counsel to SDTB, to review the merger agreement. At the meeting of the board of directors of SDTB, KBW presented its financial analysis of the merger and rendered its oral opinion, which was subsequently confirmed in writing, that as of such date, the merger was fair, from a financial point of view, to the common shareholders of SDTB. SDTB's legal counsel conducted a review and discussion of the terms of the merger agreement. Following these presentations and an extensive discussion amongst the board members of the terms of the merger and payments and obligations that would be made to Mr. Perry in connection with the merger, the board of directors of SDTB unanimously approved the merger agreement.

        After the closing of the financial markets on March 5, 2013, the merger agreement was executed by the appropriate officers of Pacific Premier, the Bank and SDTB. Before the opening of the financial markets on March 6, 2013, Pacific Premier and SDTB issued a joint press release announcing the execution of the merger agreement and the terms of the proposed merger.

SDTB's Reasons for the Merger

        In reaching its conclusion to proceed with the merger and recommend adoption of the merger agreement to its shareholders, SDTB's board of directors considered information and advice from its financial advisor and its legal counsel. All material factors considered by the SDTB board of directors have been disclosed herein. In approving the merger agreement, the board of directors of SDTB considered a number of factors including the following, without assigning any specific or relative weights to the factors:

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  the belief that the terms of the merger are fair to and in the best interest of the SDTB shareholders;

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  the opinion rendered by KBW to the SDTB board of directors that the consideration to be received was fair, from a financial point of view, to the shareholders of SDTB;

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  the financial terms of the merger, including the relationship of the merger consideration to the book value of SDTB common stock and the earnings of SDTB;

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  the structure of the merger consideration, with approximately 50% of the merger consideration payable in cash and approximately 50% payable in shares of Pacific Premier common stock;

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  the tax-free nature of the Pacific Premier offer relating to the shares of Pacific Premier common stock being offered as part of the merger consideration;

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  the value of Pacific Premier common stock, including the liquidity of Pacific Premier common stock given its listing on the Nasdaq Stock Market and information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, and prospects of Pacific Premier and the Bank, including the stability of Pacific Premier's management team and Pacific Premier's positive financial performance trends;

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  Pacific Premier's agreement to absorb certain transaction-related expenses, including those relating to advisory fees, including the fee payable to KBW, and payments for accrual of benefits, change in control and other contractual payments and non-competition payments payable to SDTB's Chairman, President and Chief Executive Officer, Michael E. Perry of up to $3.0 million (on an after-tax equivalent basis) before reducing the cash portion of the merger consideration for the payment of such expenses;

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  the SDTB board of directors' review, with its legal and financial advisors, of the preliminary discussions that KBW had with twenty different parties, with some of such parties subsequently gaining access to a due diligence data room and some of such parties communicating either verbally or in writing proposals that were inferior to Pacific Premier's proposal for a variety of reasons, including a lower value or uncertain value of the consideration, uncertain timing or a lower probability of success associated with the closing of a transaction;

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  the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

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  the ability of Pacific Premier's management team to successfully integrate and operate the business of the combined company after the merger;

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  the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner;

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  the advantages of being part of a larger entity, including the potential for operating efficiencies, the effect of a higher lending limit with respect to SDTB's customers, and the generally higher trading multiples of larger financial institutions;

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  the ability of a larger institution to compete in the banking environment and to leverage overhead costs;

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  the anticipated impact on the communities served by SDTB, and the increased ability to serve the communities and its customer base through a larger branch network;

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  the possible effects of the proposed merger on SDTB's employees and customers;

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  SDTB's employees having more opportunities for advancement;

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  the current and prospective economic, regulatory and competitive environment facing the financial services industry generally, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on relatively smaller financial institutions such as SDTB;

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  the impact of repricing assets such as loans and securities to lower values due to the Federal Reserves protracted zero-interest rate policy;

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  SDTB's dependence on compressed margins due to limited revenue streams;

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  SDTB's lack of access to certain capital markets due to its relatively small size; and

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  results that could be expected to be obtained by SDTB if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by Pacific Premier.

        The SDTB board of directors also considered the potential adverse consequences of the proposed merger, including:

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  the interests of SDTB's officers and directors with respect to the merger apart from their interests as holders of SDTB common stock, and the risk that these interests might influence their decision with respect to the merger;

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  the merger agreement limiting SDTB's ability to pursue other merger opportunities;

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  the loss of autonomy associated with being an independent financial institution;

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  the potential reaction of SDTB's customers to Pacific Premier and the Bank;

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  the possibility that the merger and the related integration process could disrupt SDTB's on-going business and in the loss of customers;

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  the fact that SDTB's officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from SDTB's business, and that SDTB will incur substantial transaction costs even if the merger is not consummated;

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  that while the merger is pending, SDTB will be subject to restrictions on how it conducts business that could delay or prevent SDTB from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent; and

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  the possible effects on SDTB should the parties fail to complete the merger, including the possible effects on the price of SDTB common stock, and the associated business and opportunity costs.

        Based on the reasons stated, SDTB's board of directors believes that the merger is in the best interest of SDTB and its shareholders and unanimously recommends that the SDTB shareholders vote "FOR" approval of the merger agreement.

Pacific Premier's Reasons for the Merger

        As part of Pacific Premier's business strategy, it evaluates opportunities to acquire bank holding companies, banks and other financial institutions. The acquisition of SDTB is consistent with this strategy. Pacific Premier and the Bank entered into the merger agreement with SDTB because, among other things, Pacific Premier believes that the acquisition of SDTB will:

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  result in the expansion of Pacific Premier's footprint into San Diego County, California by adding three full-service branches;

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  enable Pacific Premier to introduce its brand, products and services into a new market with similar demographics to its current footprint;

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  provide Pacific Premier with significant opportunities for synergies due to SDTB's strong relationship-based business banking model;

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  improve and strengthen the Bank's existing deposit base by acquiring an attractive deposit franchise, which was comprised of 97.1% non-certificates of deposit and 33.6% non-interest bearing demand deposits. The merger is also expected to improve the Bank's cost of funds by combining SDTB's deposits at a cost of 0.25% during the fourth quarter of 2012 with Pacific Premier's deposits, which had a cost of 0.53% over the same period; and

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  allow Pacific Premier to utilize a portion of its capital base into a compelling investment that is efficient and profitable. For the quarter ended December 31, 2012, SDTB's efficiency ratio was 85.77%. SDTB has exceptional asset quality and eight consecutive years of profitability.

Opinion of SDTB's Financial Advisor

        On November 16, 2012, SDTB engaged KBW to render financial advisory and investment banking services to SDTB. KBW agreed to assist SDTB in assessing the fairness, from a financial point of view, of the aggregate merger consideration in the proposed merger, to the common shareholders of SDTB. SDTB selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with SDTB and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

        As part of its engagement, a representative of KBW attended the meeting of the SDTB board of directors held on March 4, 2013, at which the SDTB board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, the aggregate merger consideration was fair, from a financial point of view to the holders of SDTB common stock. KBW did not express any view on, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SDTB, or any class of such persons in connection with the merger, whether relative to the consideration payable to the SDTB shareholders in connection with the merger or otherwise. The SDTB board approved the merger agreement at this meeting.

        The full text of KBW's written opinion is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. SDTB shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

        KBW's opinion speaks only as of the date of the opinion. The opinion is directed to the SDTB board of directors and addresses only the fairness, from a financial point of view, of the aggregate merger consideration to the holders of SDTB common stock. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any SDTB shareholder as to how the shareholder should vote at the SDTB special meeting on the merger or any related matter.

        In rendering its opinion, KBW reviewed, among other things,

  •
  the merger agreement;

  •
  the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2011, and certain interim reports to stockholders and Quarterly Reports on Form 10-Q for Pacific Premier;

  •
  the annual and quarterly filings with the FDIC for the three fiscal years ended December 31, 2012 for SDTB; and

  •
  certain interim reports and other communications to stockholders and other financial information concerning the businesses and operations of SDTB and Pacific Premier, furnished to KBW by SDTB and Pacific Premier for purposes of its analysis.

        In addition, KBW held discussions with members of senior management of SDTB and Pacific Premier regarding past and current business operations, regulatory relations, financial condition and future prospects of their respective companies, and other matters KBW deemed relevant. KBW also compared certain financial and stock market information for SDTB and Pacific Premier with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, and performed other studies and analyses that it considered appropriate.

        In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of SDTB and Pacific Premier as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to KBW and assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements. KBW assumed, without independent verification, that the aggregate allowance for loan and lease losses for SDTB and the Bank were adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of SDTB, the Bank or Pacific Premier, nor did it examine any individual credit files.

        The projections furnished to KBW and used by it in certain of its analyses were prepared by SDTB's and Pacific Premier's senior management teams. SDTB and Pacific Premier do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

        For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

  •
  the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the aggregate merger consideration;

  •
  the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

  •
  each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

  •
  all conditions to the completion of the merger will be satisfied without any waivers or modifications to the merger agreement; and

  •
  in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

        KBW further assumed that the merger will be accounted for using the purchase method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW's opinion is not an expression of an opinion as to the prices at which shares of SDTB common stock or shares of Pacific Premier common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, SDTB and Pacific Premier. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the SDTB board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the SDTB board of directors with respect to the fairness of the merger consideration.

        The following is a summary of the material analyses presented by KBW to the SDTB board of directors on March 4, 2013, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the SDTB board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses performed by KBW.

        Summary of Proposal.    Pursuant to the terms of the merger agreement, each share of common stock, no par value, of SDTB not owned by SDTB and Pacific Premier or by any of Pacific Premier's wholly-owned subsidiaries (other than shares owned in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding immediately prior to the merger will be cancelled and retired and converted into the right to receive per share stock consideration or per share cash consideration, subject to adjustments as described in the Agreement. Based on Pacific Premier's 10-day average closing price on March 1, 2013 of $11.96, the aggregate merger consideration was $30.6 million and represented a price of $13.41 per SDTB share to SDTB's common shareholders.

        Selected Companies Analysis.    Using publicly available information, KBW compared the financial performance, financial condition and market performance of SDTB to the following publicly traded institutions headquartered in the Southern California counties of Imperial, Los Angeles, Orange, Riverside, San Bernardino, San Diego, or Ventura with total assets between $100 million and $600 million, and excluded announced merger targets as of March 1, 2013. Companies included in this group were:

1st Century Bancshares, Inc.	Friendly Hills Bank
Bank of Santa Clarita	Manhattan Bancorp
Bank of Southern California, N. A.	Mission Oaks Bancorp
California Republic Bancorp	Mission Valley Bancorp
CalWest Bancorp	NCAL Bancorp
Capital Bank	Ojai Community Bank
Chino Commercial Bancorp	Orange County Business Bank
Commerce National Bank	Plaza Bank
CommerceWest Bank	Premier Service Bank
Community Valley Bank	Santa Clara Valley Bank, N.A.
Coronado First Bank	Seacoast Commerce Bank
County Commerce Bank	Security California Bancorp

        Using publicly available information, KBW compared the financial performance, financial condition, and market performance of Pacific Premier to the following institutions traded on the New York Stock Exchange or Nasdaq Stock Market headquartered in California with total assets between $1.0 billion and $2.0 billion and excluded announced merger targets as of March 1, 2013. Companies included in this group were:

Bank of Marin Bancorp	Heritage Oaks Bancorp
Bridge Capital Holdings	Pacific Mercantile Bancorp
CU Bancorp	Preferred Bank
First PacTrust Bancorp, Inc.	Sierra Bancorp
Heritage Commerce Corp

        To perform this analysis, KBW used financial information as of the most recent three month period available (ended either December 31, 2012 or September 30, 2012) and market price information was as of March 1, 2013. Earnings estimates for 2013 and 2014 were taken from a nationally recognized earnings estimate consolidator for selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in SDTB's and Pacific Premier's historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

        KBW's analysis showed the following concerning SDTB's and Pacific Premier's financial condition:

	SDTB	SDTB Group Minimum	SDTB Group Maximum
Return on Average Assets	0.85%	(4.02)%	3.48%
Return on Average Equity	7.19%	(141.13)%	38.63%
Net Interest Margin	3.17%	1.61%	5.26%
Efficiency Ratio	85.8%	50.5%	177.2%

	Pacific Premier(1)	Pacific Premier Group Minimum	Pacific Premier Group Maximum
Return on Average Assets	1.42%	(0.85)%	1.28%
Return on Average Equity	14.07%	(8.44)%	12.50%
Net Interest Margin	4.88%	3.08%	5.10%
Efficiency Ratio	58.4%	54.4%	122.7%

	SDTB	SDTB Group Minimum	SDTB Group Maximum
Tangible Common Equity / Tangible Assets	10.63%	(0.36)%	22.88%
Risk-Based Capital Ratio	29.67%	10.71%	38.87%
Loans / Deposits	19.8%	45.5%	97.3%
Loan Loss Reserve / Loans	2.72%	0.65%	5.47%
Nonperforming Assets / Assets(2)	0.71%	0.00%	5.37%
Nonperforming Assets / Loans + OREO(2)	4.50%	0.00%	11.67%
Last Twelve Months Net Charge-Offs / Average Loans	0.00%	(3.21)%	12.14%

	Pacific Premier(1)	Pacific Premier Group Minimum	Pacific Premier Group Maximum
Tangible Common Equity / Tangible Assets	9.29%	8.76%	15.05%
Risk-Based Capital Ratio	14.01%	12.35%	19.36%
Loans / Deposits	82.3%	54.9%	104.2%
Loan Loss Reserve / Loans	0.79%	1.03%	2.55%
Nonperforming Assets / Assets(2)	0.29%	1.18%	6.36%
Nonperforming Assets / Loans + OREO(2)	0.44%	1.82%	10.16%
Last Twelve Months Net Charge-Offs / Average Loans	0.12%	(0.08)%	1.22%

(1)
Pacific Premier capital, balance sheet, and credit quality data pro forma for announced merger with FAB and the exercise of greenshoe from recent offering. Profitability metrics are for Pacific Premier standalone.

(2)
Nonperforming assets include nonaccrual loans, restructured loans, OREO and other nonaccrual assets.

        KBW's analysis showed the following concerning SDTB's and Pacific Premier's market performance:

	SDTB	SDTB Group Minimum	SDTB Group Maximum
Market Capitalization ($ Million)	$31.2	$0.9	$113.1
Percentage of 1-Year High	93.8%	52.6%	100.0%
1-year Stock Price Change	(6.7)%	(45.5)%	123.1%
Stock Price / Book Value per Share	1.21x	0.20x	2.25x
Stock Price / Tangible Book Value per Share	1.21x	0.20x	2.25x
Stock Price / Last Twelve Months EPS	17.2x	5.1x	35.0x
Dividend Yield	0.00%	0.00%	0.00%

	Pacific Premier(1)	Pacific Premier Group Minimum	Pacific Premier Group Maximum
Market Capitalization ($ Million)	$183.5	$100.4	$236.7
Percentage of 1-Year High	97.5%	81.4%	99.5%
1-year Stock Price Change	56.7%	(7.2)%	58.6%
Stock Price / Book Value per Share	1.21x	0.79x	1.61x
Stock Price / Tangible Book Value per Share	1.31x	0.86x	1.61x
Stock Price / Last Twelve Months EPS	8.3x	4.9x	25.0x
Stock Price / 2013e EPS(3)	11.1x	10.7x	19.8x
Stock Price / 2014e EPS(3)	9.1x	9.1x	18.4x
Dividend Yield	0.00%	0.00%	4.18%

(3)
Pacific Premier and Pacific Premier Group consensus earnings estimates per FactSet Research Systems, Inc., as compiled by SNL Financial, as of March 1, 2013.

        Contribution Analysis.    KBW analyzed the relative contribution of each SDTB and Pacific Premier to the pro forma balance sheet of the combined entity, including assets, gross loans, deposits, tangible common equity, last twelve months core net income, 2013 net income, 2014e net income and pro forma ownership. This analysis excluded any purchase accounting adjustments and was based on SDTB's closing price on March 1, 2013 of $14.50 and Pacific Premier's 10-day average closing price on March 1, 2013, of $11.96. To perform this analysis, KBW used financial information as of the three month period ended December 31, 2012. The results of KBW's analysis are set forth in the following table:

	Pacific Premier(1) as % of Total	SDTB as % of Total
Balance Sheet
Assets	86.3	13.7
Gross Loans	96.4	3.6
Deposits	86.7	13.3
Tangible Common Equity	84.5	15.5
Income Statement
LTM Core Net Income(4)	92.8	7.2
Net Income 2013e(3)(5)	93.0	7.0
Net Income 2014e(3)(5)	93.5	6.5
Pro Forma Diluted Ownership
50% Common Stock / 50% Cash(6)	92.9	7.1
100% Common Stock / 0% Cash(7)	86.0	14.0

(4)
Core net income excludes realized gains on sale of securities and negative provisions, assuming 2012 effective tax rate.

(5)
SDTB projections per SDTB management.

(6)
50% stock/ 50% cash transaction, and in-the-money options cashed out.

(7)
Hypothetical 100% stock/ 0% cash transaction, using fully diluted shares outstanding.

        Recent Transaction Analysis.    KBW reviewed publicly available information related to selected acquisitions of Western Region banks and thrifts announced after January 1, 2012, with announced (as-reported) transaction values between $10 million and $50 million where pricing was disclosed. The Western Region, as defined by KBW, includes the following 13 states: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, and Wyoming. The transactions included in the group were:

Acquiror	Acquiree
Glacier Bancorp, Inc.	Wheatland Bankshares, Inc.
Central Valley Community Bancorp	Visalia Community Bank
Coronado First Bank	San Diego Private Bank
Pacific Continental Corporation	Century Bank
Heartland Financial USA, Inc.	Heritage Bank, National Association
Umpqua Holdings Corporation	Circle Bancorp
First PacTrust Bancorp, Inc.	Private Bank of California
SKBHC Holdings LLC	ICB Financial
SKBHC Holdings LLC	PremierWest Bancorp
Washington Federal, Inc.	South Valley Bancorp, Inc.
FNB Bancorp	Oceanic Bank Holding, Incorporated
SKBHC Holdings LLC	Security Business Bancorp
Grandpoint Capital, Inc.	California Community Bank

        Transaction multiples for the merger were derived from an aggregate merger consideration of $30.6 million, which represented a price of $13.41 per SDTB share to SDTB's common shareholders, based on Pacific Premier's 10-day average closing price on March 1, 2013 of $11.96. For each transaction referred to above, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

  •
  last twelve months earnings per share based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

  •
  tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

  •
  tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

  •
  market premium based on the closing price 1-day prior to the announcement of the acquisition.

        The results of the analysis are set forth in the following table:

Transaction Price to:	Pacific Premier / SDTB Merger	Recent Transactions Minimum	Recent Transactions Maximum
Last Twelve Months EPS	16.9x	11.0x	34.7x
Tangible Book Value	1.19x	0.43x	1.51x
Core Deposit Premium	2.7%	(8.0)%	5.4%
1-Day Market Premium(8)	(7.5)%	9.3%	63.1%
1-Month Market Premium(8)	(4.2)%	11.7%	61.2%

(8)
Based on SDTB's stock price of $14.50 on March 1, 2013

        No company or transaction used as a comparison in the above analysis is identical to SDTB, Pacific Premier or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

        Financial Impact Analysis.    KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of SDTB and Pacific Premier. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Pacific Premier. In the course of this analysis, KBW used 2014 earnings estimates for Pacific Premier from a nationally recognized earnings estimate consolidator and for SDTB from SDTB management. This analysis indicated that the merger is expected to be accretive to Pacific Premier's estimated earnings per share in 2014. The analysis also indicated that the merger is expected to be dilutive to book value per share and dilutive to tangible book value per share for Pacific Premier and that Pacific Premier would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Pacific Premier following the merger will vary from the projected results, and the variations may be material.

        Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that SDTB could provide to equity holders through 2018 on a stand-alone basis. In performing this analysis, KBW used earnings estimates for 2013 to 2018, from SDTB management, and assumed discount rates ranging from 12.0% to 17.0%. The range of values was determined by adding (1) the present value of projected cash flows to SDTB shareholders from 2013 to 2017 and (2) the present value of the terminal value of SDTB's common stock. In determining cash flows available to shareholders, KBW assumed balance sheet growth per SDTB management and assumed that SDTB would maintain a tangible common equity / tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for SDTB. In calculating the terminal value of SDTB, KBW applied multiples ranging from 10.0 times to 14.0 times 2018 forecasted earnings. This resulted in a range of values of SDTB from $9.56 to $13.98 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of SDTB.

        The SDTB board of directors retained KBW as financial adviser to SDTB regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, SDTB and Pacific Premier. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of SDTB and Pacific Premier for KBW's own account and for the accounts of its customers. To the extent KBW held any such positions, it was disclosed to SDTB.

        SDTB and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger. SDTB paid KBW a cash fee of $100,000 concurrently with the rendering of the fairness opinion related to the merger. In addition, SDTB agreed to pay KBW at the time of closing of the merger a cash fee equal to 1.0% of aggregate deal value. During the past two years, KBW has provided investment banking and financial advisory services to SDTB, but has not received compensation for such services. KBW has not provided investment banking or financial advisory services to, and has not received compensation from, Pacific Premier during the past two years. KBW may in the future provide investment banking and financial advisory services to Pacific Premier and receive compensation for such services.

The Merger Consideration

        General.    At the effective time of the merger, each share of SDTB common stock outstanding immediately before the effective time of the merger, except as provided below, will, by virtue of the merger and without any action on the part of a SDTB shareholder, be converted into the right to receive the per share cash consideration or the per share stock consideration, or a combination of both, which is described below. The aggregate consideration to be paid to SDTB shareholders in the merger is referred to as the merger consideration. Since the federal income tax consequences will be dependent on the form of consideration received, you are urged to read carefully the information set forth below under "—Material Federal Income Tax Consequences" beginning on page 82.

        The merger consideration may be paid in cash in an amount equal to $13.41 per share of SDTB common stock, which is referred to as the per share cash consideration, 1.114 shares of Pacific Premier common stock, which is referred to as the per share stock consideration, or a combination of cash and Pacific Premier common stock. The cash portion of the merger consideration and the stock portion of the merger consideration are both subject to possible adjustment prior to the closing of the merger, each of which is described in more detail below. SDTB shareholders will have the opportunity to elect the form of consideration to be received for all shares of SDTB common stock held by them, subject to the allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the aggregate value of the merger consideration is paid in the form of shares of Pacific Premier common stock, and 50% of the aggregate merger consideration is paid in cash. Cash will be paid in lieu of any fractional share interest. See "—Elections," "—Election Procedures" and "—Allocation Procedures" beginning on page 60.

        The form of the consideration ultimately received by you will depend upon your election and the allocation and pro ration procedures described below. Accordingly, no guarantee can be given that your election choice will be fully honored.

        Per Share Cash Consideration and Possible Adjustment.    The cash portion of the merger consideration will be subject to downward adjustment if SDTB's aggregate transaction-related expenses exceed $3.0 million, on an after-tax equivalent basis, with any excess amount reducing the per share cash consideration by the quotient of (i) such excess amount divided by (ii) the total number of shares of issued and outstanding SDTB common stock. Pursuant to the terms of the merger agreement, SDTB's transaction-related expenses consist of certain fixed amounts, such as SDTB's accounting and advisory fees and expenses associated with the accrual of benefits, change in control and other contractual payments and non-competition payments payable to SDTB's Chairman, Chief Executive Officer and President, Michael E. Perry, which are estimated to amount to $2.7 million in the aggregate on an after-tax basis, of which $2.5 million is in connection with payments to Mr. Perry as well as certain amounts that are not fixed, such as SDTB's legal fees and premiums for extended directors and officers liability insurance to the extent premiums exceed 200% of current SDTB premiums. As of May 9, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, the aggregate amount of estimated fixed transaction-related expenses plus the variable transaction-related expenses actually incurred by SDTB, on an after-tax equivalent basis, totaled approximately $2.8 million. Although no assurances can be made as to the final amount of SDTB's transaction-related expenses as of the closing date of the merger, SDTB does not anticipate that its transaction-related expenses, on an after-tax basis, will exceed $3.0 million based on currently available information. The cash portion of the merger consideration is not subject to an upward adjustment if SDTB's aggregate transaction-related expenses are less than $3.0 million, on an after-tax equivalent basis. Because the cash portion of the merger consideration is subject to a downward adjustment, the amount of cash consideration to be received will not be known at the time SDTB shareholders elect the form of merger consideration they wish to receive or when SDTB shareholders vote on the merger agreement. To the extent that no downward adjustment to the per share cash consideration occurs and based on the allocation procedures which will provide for 50% of the 2,151,395 shares of SDTB common stock outstanding shall elect to receive the per share cash consideration, the cash portion of the merger consideration would be approximately $14,425,103, or $13.41 for each share of SDTB common stock.

        Per Share Stock Consideration and Possible Adjustment.    The per share stock consideration is subject to (i) downward adjustment if the average closing price of Pacific Premier's common stock during the 10 trading day period ending on the fifth business day prior to the effective time of the merger, which is referred to as the PPBI Average Share Price, is greater than $13.240 and (ii) upward adjustment if the PPBI Average Share Price is less than $10.832. To the extent the PPBI Average Share Price is greater than $13.240, the per share stock consideration will adjust down to a number of shares of Pacific Premier common stock equal to (X) $14.751 divided by (Y) the PPBI Average Share Price, rounded to the nearest thousandth. To the extent the PPBI Average Share Price is less than or equal to $10.832, the per share stock consideration will adjust up to a number of shares of Pacific Premier common stock equal to (A) $12.069 divided by (B) the PPBI Average Share Price, rounded to the nearest thousandth. Any proposed adjustment in the per share stock consideration is subject to the limitation that the number of shares of Pacific Premier common stock issued at the closing of the merger may not exceed 19.9% of the outstanding shares of Pacific Premier common stock, which is referred to in this proxy statement/prospectus as the stock limit. If the stock limit is reached, no other adjustment will be made to any other merger consideration to be paid to SDTB shareholders, and the aggregate number of shares of Pacific Premier common stock to be issued will be equal to 19.9% of the outstanding shares of Pacific Premier common stock immediately prior to the closing date of the merger.

        Upon completion of the merger, based on the allocation procedures which provide for 50% of the 2,151,395 shares of SDTB common stock outstanding as of the date of this proxy statement/prospectus receiving the per share stock consideration, SDTB shareholders are expected to receive 1,198,327 shares of Pacific Premier common stock. Following the completion of the merger, and based on 15,437,531 shares of Pacific Premier common stock outstanding as of May 9, 2013, the former SDTB shareholders will own approximately 7.20% of the outstanding shares of Pacific Premier common stock and the current shareholders of Pacific Premier will own the remaining approximately 92.80% of the outstanding shares of common stock.

        Shares of SDTB common stock held by SDTB shareholders who have elected to exercise their dissenters' rights will not be converted into the right to receive the merger consideration upon consummation of the merger. The dissenters' rights available to SDTB shareholders are described more fully in this proxy statement/prospectus under "—Dissenters' Rights" beginning on page 88.

Merger Consideration Example

        As discussed above, the merger consideration to be received by SDTB shareholders will be subject to change and will likely fluctuate prior to the closing of the merger, based on the PPBI Average Share Price. The following table illustrates what the exchange ratio, the related per share stock consideration, the per share cash consideration and the aggregate stock, cash and merger consideration values would be depending upon changes to the PPBI Average Share Price, ranging from 20% above $12.036, which was the PPBI Average Share Price as of March 5, 2013, to 20% below $12.036. The following table assumes there are 2,151,395 shares of SDTB common stock outstanding as of the closing date, and that the per share cash consideration is $13.41. The table also assumes that the aggregate merger consideration paid consists of 50% cash and 50% shares of Pacific Premier common stock, and therefore, 1,075,698 shares of SDTB common stock will be exchanged for the per share stock consideration. As described below under "—Allocation Procedures" beginning on page 61, regardless of whether an SDTB shareholder makes an all-cash election or an all-stock election, that SDTB shareholder may nevertheless receive a mix of cash and shares of Pacific Premier common stock as merger consideration. The table does not reflect the fact that cash will be paid instead of fractional shares.

PPBI Average Share Price	Percentage Change from PPBI Average Share Price as of March 5, 2013 Announcement Date	Exchange Ratio(1)	Value of Pacific Premier Common Stock Received Per Share of SDTB Common Stock	Cash Value Received Per Share of SDTB Common Stock	Number of Shares of Pacific Premier Common Stock Issued	Aggregate Stock Value Based on Closing Average Price	Aggregate Cash Value	Aggregate Value of Merger Consideration(2)
$14.443	20.0%	1.021	$14.751	$13.41	1,098,515	$15,865,849	$14,425,103	$30,290,953
$13.841	15.0%	1.066	$14.751	$13.41	1,146,294	$15,865,849	$14,425,103	$30,290,953
$13.240	10.0%	1.114	$14.751	$13.41	1,198,327	$15,865,849	$14,425,103	$30,290,953
$12.638	5.0%	1.114	$14.079	$13.41	1,198,327	$15,144,457	$14,425,103	$29,569,560
$12.036	0.0%	1.114	$13.408	$13.41	1,198,327	$14,423,064	$14,425,103	$28,848,167
$11.434	-5.0%	1.114	$12.737	$13.41	1,198,327	$13,701,671	$14,425,103	$28,126,774
$10.832	-10.0%	1.114	$12.069	$13.41	1,198,327	$12,980,278	$14,425,103	$27,405,382
$10.231	-15.0%	1.180	$12.069	$13.41	1,268,720	$12,980,278	$14,425,103	$27,405,382
$9.629	-20.0%	1.253	$12.069	$13.41	1,348,040	$12,980,278	$14,425,103	$27,405,382

(1)
The exchange ratio has been rounded to the nearest thousandth.

(2)
Amount does not include $1,770,013, which is the aggregate cash amount payable to holders of the outstanding options with an exercise price less than $13.41 to acquire 400,841 shares of SDTB common stock.

        The examples above are illustrative only and are based on the assumptions indicated. The value of the merger consideration that an SDTB shareholder actually receives will be based on the actual PPBI Average Share Price calculated prior to completion of the merger, as described below, which may be outside the range of the amounts set forth in the examples above. As a result, the examples above may not show the actual value of the merger consideration that SDTB shareholders will be entitled to receive upon closing of the merger.

        Fractional Shares.    No fractional shares of Pacific Premier common stock will be issued, and in lieu thereof, each holder of SDTB common stock who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by $13.41, which amount reflects the per share cash consideration, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

        Elections.    No later than the date that this proxy statement/prospectus is mailed to holders of record of SDTB common stock, American Stock Transfer & Trust Company, the exchange agent, will mail to each holder of record of SDTB common stock as of the record date for the special meeting an election form and transmittal materials for use in making the election and effecting the surrender of certificates representing shares of SDTB common stock in exchange for the merger consideration allocated to them. The election form will permit each SDTB shareholder:

  •
  to elect to receive shares of Pacific Premier common stock in exchange for all shares of SDTB common stock held by them, plus cash in lieu of any fractional share interest;

  •
  to elect to receive cash in exchange for all shares of SDTB common stock held by them;

  •
  to elect to receive shares of Pacific Premier common stock with respect to some of their shares of SDTB common stock and the cash with respect to their remaining shares of SDTB common stock, which is referred to as a "mixed election"; or

  •
  to indicate that they make no election with respect to the merger consideration to be received by them in exchange for their shares of SDTB common stock.

        Shares of SDTB common stock for which an election has been made to receive shares of Pacific Premier common stock (including pursuant to a mixed election) are referred to as "stock election shares." Shares of SDTB common stock for which an election has been made to receive the cash consideration (including pursuant to a mixed election) are referred to as "cash election shares." Shares of SDTB common stock for which no election has been made are referred to as "no-election shares."

        If an SDTB shareholder either (i) does not submit a properly completed election form in a timely fashion or (ii) revokes their election form prior to the deadline for the submission of the election form and does not resubmit a properly completed election form by the election form deadline, the shares of SDTB common stock held by that SDTB shareholder will be designated no-election shares.

        Election Procedures.    To be effective, a properly completed and executed election form must be submitted to the exchange agent on or before 5:00 p.m., Pacific Time, on June 21, 2013.

        Even if an SDTB shareholder has no preference as to the form of merger consideration, it is suggested that they return their election form and transmittal materials, together with their stock certificate(s), by the election deadline indicating that they have no preference, so that they may receive the merger consideration allocable to them promptly following completion of the exchange procedures after the merger is consummated.

        If an SDTB shareholder's shares of SDTB common stock are held in street name by a broker, only that broker or other nominee can make an election with respect to the consideration to be received by the SDTB shareholder in exchange for their shares of SDTB common stock. A broker or other nominee, however, will not be able to make the election without instructions from the SDTB shareholder. SDTB shareholders should instruct their broker or other nominee on which election to make, following the directions the broker or other nominee provides. If an SDTB shareholder fails to instruct their broker or other nominee on which election to make, the SDTB shareholder will be treated as if they did not make an election with respect to the consideration to be received by them in exchange for their shares of SDTB common stock. Such shares will be treated as no-election shares and will be subject to the allocations procedures described in this proxy statement/prospectus.

        SDTB shareholders should not return their SDTB stock certificates with the enclosed proxy, and stock certificates should not be forwarded to Pacific Premier, SDTB or any other party until SDTB shareholders have received the election form and related transmittal materials, which will be sent to them concurrently with this proxy statement/prospectus under separate cover.

        If an SDTB shareholder has a particular preference as to the form of consideration to be received for their shares of SDTB common stock, they should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which no election was made. Neither the SDTB board of directors nor its financial advisor makes any recommendation as to whether SDTB shareholders should elect to receive the cash consideration, the stock consideration or a combination of stock and cash in the merger. SDTB shareholders must make their own decision with respect to such election, bearing in mind the tax consequences of the election they choose. See "—Material Federal Income Tax Consequences" beginning on page 82.

        Allocation Procedures.    An SDTB shareholder's ability to receive all cash or all shares of Pacific Premier common stock in exchange for their shares of SDTB common stock in the merger is subject to allocation procedures that are designed to ensure that 50% of the aggregate value of the merger consideration is paid in the form of shares of Pacific Premier common stock, and 50% of the aggregate merger consideration is paid in cash.

        It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement provides for procedures to be followed if SDTB shareholders in the aggregate elect to receive more or less of the Pacific Premier common stock than Pacific Premier has agreed to issue. These procedures are summarized below.

        Pursuant to the terms of the merger agreement, the exchange agent will effect the allocation of the merger consideration among holders of shares of SDTB common stock as follows:

  •
  If the cash elections total less than the minimum cash consideration, then a sufficient number of shares will be converted into cash election shares, first from among the holders of no-election shares and then, if necessary, from among the holders of stock election shares on a pro rata basis, so that the total cash paid equals as closely as practicable the minimum cash consideration. This pro ration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares.

  •
  If the cash elections total more than the minimum cash consideration, then all no-election shares will be converted to stock election shares and a sufficient number of shares from among the holders of cash election shares (excluding shares of SDTB common stock held by dissenting shareholders) will be converted on a pro rata basis into stock election shares, so that the total cash paid equals as closely as practicable the minimum cash consideration. This pro ration will reflect the proportion that the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares.

  •
  If the cash election shares equal the minimum cash consideration, then all no election shares will be converted into stock election shares.

        Shares of SDTB common stock held by SDTB shareholders who have perfected their dissenters' rights, as described more fully in this proxy statement/prospectus under "—Dissenters' Rights" beginning on page 88, will be treated as cash election shares for purposes of the allocation procedures described above.

        In addition, if at the time of the closing of the merger, the aggregate value of the shares of Pacific Premier common stock to be exchanged for shares of SDTB common stock is less than 45% of the sum of (i) the aggregate merger consideration and (ii) the aggregate cash consideration paid by Pacific Premier to the holders of options to purchase shares of SDTB's common stock, which is described below, then Pacific Premier will cause a minimum number of no-election shares and, to the extent necessary, a minimum number of cash election shares, to be converted into stock election shares so that the aggregate value of the shares of Pacific Premier common stock exchanged for shares of SDTB common stock constitutes 45% of the sum of (i) the aggregate merger consideration and (ii) the aggregate cash consideration paid by Pacific Premier to the holders of options to purchase shares of SDTB's common stock.

SDTB Options

        Pursuant to the terms of the merger agreement, at least one hundred (100) days prior to the anticipated closing date of the merger, SDTB's board of directors is required to declare that each option to purchase shares of SDTB's common stock, referred to in this proxy statement/prospectus as an SDTB option, that is then outstanding, but that is not then exercisable, shall become fully vested and exercisable for a period of three (3) months ending immediately before the anticipated closing date of the merger. Following this acceleration declaration by the SDTB board of directors, and at least ninety (90) days prior to the anticipate closing date of the merger, SDTB is required to deliver a written notification to each holder of SDTB options, informing him or her of the declaration. The vesting and exercise will be effective on the closing date of the merger.

        Each SDTB option, vested or unvested, that remains outstanding as of the closing of the merger will be cancelled in accordance with the San Diego Trust Bank Second Amended and Restated 2003 Stock Plan, or the SDTB Stock Option Plan, upon the closing of the merger, and each holder of such SDTB option will be entitled to receive from Pacific Premier, as soon as reasonably practicable after the effective time of the merger, but in no event later than three (3) days after such effective time, a single lump sum cash payment equal to the product of (i) the number of shares of SDTB common stock subject to such SDTB option immediately prior to the closing of the merger, and (ii) the excess, if any, of the per share cash consideration over the exercise price per share of such SDTB option, less any applicable taxes required to be withheld with respect to such payment. If the exercise price per share of any such SDTB option is equal to or greater than the per share cash consideration, such SDTB option will be canceled without any cash payment being made in respect thereof.

        At least thirty (30) days prior to the expected closing date of the merger, SDTB is required to send a request to all holders of all of the then-outstanding SDTB options requesting that they return a written acknowledgment with regard to the cancellation of his or her SDTB options and the payment therefor in accordance with the terms of the merger agreement. SDTB shall use its reasonable best efforts to obtain the written acknowledgment of each holder of a then-outstanding SDTB option with regard to the cancellation of such SDTB option and the payment therefor in accordance with the terms of the merger agreement.

        Subject to the foregoing, the SDTB Stock Option Plan and all SDTB options issued thereunder will terminate at the effective time of the merger.

Procedures for Exchanging SDTB Common Stock Certificates

        No later than the date that this proxy statement/prospectus is mailed to holders of record of SDTB common stock, American Stock Transfer & Trust Company, the exchange agent, will mail to each holder of record of SDTB common stock as of the record date for the special meeting an election form and transmittal materials for use in making the election and effecting the surrender of certificates representing shares of SDTB common stock in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate of SDTB common stock for exchange and cancellation to the exchange agent, together with a duly executed election form and transmittal letter, the holder of such certificate will be entitled to receive the merger consideration allocated to them and the certificate for SDTB common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration.

        For those SDTB shareholders who surrender their stock certificates and letter of transmittal at least five (5) business days prior to the closing of the merger, Pacific Premier will use its commercially reasonable efforts to cause the exchange agent to deliver the merger consideration payable to them as a result of the merger within one (1) business day following the closing. For those SDTB shareholders who surrender their stock certificates and complete the letter of transmittal at any time after five (5) business days prior to the closing of the merger, Pacific Premier will use commercially reasonable efforts to cause the exchange agent to promptly deliver the merger consideration payable to them as a result of the merger as soon as practicable, but in no event later than five (5) business days following receipt of their stock certificates and completed letter of transmittal.

        No stock certificates representing fractional shares of Pacific Premier common stock will be issued upon the surrender for exchange of SDTB stock certificates. In lieu of the issuance of any such fractional share, Pacific Premier will pay to each former shareholder of SDTB who otherwise would be entitled to receive a fractional share of Pacific Premier common stock an amount in cash, without interest, determined by multiplying such fractional interest by $13.41, which amount reflects the per share cash consideration, rounded to the nearest whole cent.

        Any SDTB shareholder who receives shares of Pacific Premier common stock in the merger will receive dividends on Pacific Premier common stock or other distributions declared after the completion of the merger only if he or she has surrendered his or her SDTB stock certificates. Only then will the SDTB shareholder be entitled to receive all previously withheld dividends and distributions, without interest. Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future.

        After completion of the merger, no transfers of SDTB common stock issued and outstanding immediately prior to the completion of the merger will be allowed. SDTB stock certificates that are presented for transfer after the completion of the merger will be canceled and exchanged for the appropriate merger consideration.

        Pacific Premier will only issue a Pacific Premier stock certificate in a name other than the name in which a surrendered SDTB stock certificate is registered if a SDTB shareholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of SDTB common stock formerly represented by such SDTB stock certificate, and that the SDTB shareholder has paid any applicable stock transfer taxes.

        If an SDTB shareholder has lost his or her SDTB stock certificate, or the SDTB stock certificate has been lost, stolen or destroyed, the SDTB shareholder may be required to deliver an affidavit and a lost certificate bond as a condition to receiving any merger consideration to which he or she may be entitled.

 Conditions to the Merger

        Completion of the merger is subject to the satisfaction of certain conditions set forth in the merger agreement, or the waiver of such conditions by the party entitled to do so, at or before the closing date of the merger. Each of the parties' obligation to consummate the merger under the merger agreement is subject to the following conditions:

  •
  the holders of a majority of the outstanding shares of SDTB common stock must have approved the merger agreement;

  •
  all regulatory approvals required to consummate the merger by any governmental authority must have been obtained and must remain in full force and effect, all statutory waiting periods in respect thereof must have expired, and no required approval may contain any condition, restriction or requirement which Pacific Premier's board of directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Pacific Premier would not have entered into the merger agreement had such conditions, restrictions or requirements been known or could reasonably have been known at the date of the merger agreement;

  •
  no statute, rule, regulation, judgment, decree, injunction or other order shall have been enacted, issued, promulgated, enforced or entered which prohibits the consummation of the merger;

  •
  the registration statement of Pacific Premier, of which this document is a part, must have become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the Commission and not withdrawn;

  •
  the shares of Pacific Premier common stock to be issued in connection with the merger must have been approved for listing on the Nasdaq Global Market (or on any securities exchange on which the Pacific Premier common stock may then be listed); and

  •
  each of Pacific Premier and SDTB must have received an opinion of Patton Boggs LLP to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        In addition to the foregoing conditions, the obligation of Pacific Premier to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by Pacific Premier:

  •
  the representations and warranties of SDTB in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger, except as to any representation or warranty which specifically relates to an earlier date and other than, in most cases, those failures to be true and correct that have not had or are reasonably likely not to have a material adverse effect (as defined below) on SDTB, and Pacific Premier shall have received a certificate signed by the chief executive officer and chief operating officer of SDTB to that effect;

  •
  SDTB must have performed in all material respects all obligations required to be performed by it at or prior to consummation of the merger, and Pacific Premier shall have received a certificate signed by the chief executive officer and chief financial officer of SDTB to that effect;

  •
  dissenting shares shall not represent 10% or more of the outstanding SDTB common stock;

  •
  the employment agreement entered into between the Bank and Mr. Reschan, as well as the confidentiality, non-competition and non-solicitation agreement entered into between the Bank and Mr. Perry, both key executive officers of SDTB, shall not have been terminated and shall remain in full force and effect;

  •
  SDTB's average total deposits for the period commencing December 31, 2012 and ending on the month-end prior to the closing date of the merger must not be less than $171,000,000;

  •
  as of the day of the closing of the merger, SDTB shall have Tier 1 capital (as defined by federal banking regulations) of not less than $21,200,000; and

  •
  Pacific Premier must have received such certificates of SDTB's officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Pacific Premier may reasonably request.

        In addition to the other conditions set forth above, the obligation of SDTB to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by SDTB:

  •
  the representations and warranties of Pacific Premier in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger, except as to any representation or warranty which specifically relates to an earlier date and except that the representations and warranties of Pacific Premier will be deemed true and correct unless the failure or failures of those representations and warranties to be true and correct has had or is reasonably likely to have a material adverse effect (as defined below) on Pacific Premier, and SDTB shall have received a certificate signed by the chief executive officer and chief financial officer of Pacific Premier to that effect;

  •
  Pacific Premier must have performed in all material respects all obligations required to be performed by it at or prior to consummation of the merger, and SDTB shall have received a certificate signed by the chief executive officer and chief financial officer of Pacific Premier to that effect;

  •
  Pacific Premier must have provided to American Stock Transfer & Trust Company, as exchange agent, certificates, or at Pacific Premier's option, evidence of shares in book entry form, representing the number of shares of Pacific Premier common stock issuable to holders of SDTB common stock as part of the merger consideration, as well as the cash portion of the merger consideration; and

  •
  SDTB must have received such certificates of Pacific Premier's officers or others and such other documents to evidence fulfillment of the conditions to its obligations as SDTB may reasonably request.

        Under the terms of the merger agreement, a material adverse effect on either Pacific Premier or SDTB is defined to mean any effect that, taken individually or together with any other effect, (i) is material and adverse to the financial condition, results of operations or business of Pacific Premier and its subsidiaries taken as a whole or SDTB, as the case may be, or (ii) would materially impair the ability of Pacific Premier and its subsidiaries taken as a whole or SDTB, as the case may be, to perform their respective obligations under the merger agreement or otherwise materially impede the consummation of the merger. However, under the terms of the merger agreement, none of the following would be deemed to constitute a material adverse effect under subclause (i) above:

  •
  changes after March 5, 2013 in laws or regulations of general applicability to banks, savings institutions and their holding companies generally or interpretations of them by governmental authorities;

  •
  changes after March 5, 2013 in GAAP or regulatory accounting requirements applicable to banks, savings institutions or their holding companies generally;

  •
  any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism;

  •
  changes resulting from conditions affecting the banking and financial services industry or changes in global, national or regional political conditions or market conditions (including changes in prevailing interest rates or exchange rates) affecting banks, savings institutions and their holding companies generally;

  •
  the public announcement or pendency of the merger, including the impact of the merger on relationships with customers or employees;

  •
  any modifications or changes to valuation policies and practices in connection with the merger or restructuring charges taken in connection with the merger, in each case in accordance with GAAP; and

  •
  with respect to SDTB, the effects of any action or omission taken with the prior consent of Pacific Premier or as otherwise contemplated by the merger agreement,

provided that the effect of the changes described in the first, second, third and fourth bullet points above will not be excluded as a material adverse effect to the extent of a materially disproportionate impact, if any, that they have on Pacific Premier and its subsidiaries as a whole on the one hand, or SDTB on the other hand, as measured relative to similarly situated companies in the banking industry.

Bank Regulatory Approvals

        California Department of Financial Institutions; Board of Governors of the Federal Reserve System. The prior approval of each of the CA DFI and the Federal Reserve is required under the California Financial Code and the federal Bank Merger Act, respectively, to consummate the merger. Pacific Premier and SDTB have received the approval from each of these banking regulators. The approval of any application or notice merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the merger consideration to be received by, or fairness to, SDTB shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

        In reviewing the merger, the CA DFI and the Federal Reserve take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects. The regulators also take into account the record of performance of the Bank in meeting the credit needs of the communities that it serves and the Bank's regulatory rating under the Community Reinvestment Act, or CRA. The Bank and SDTB both received a "satisfactory" performance rating in their most recent CRA evaluations. In considering the merger, the California Financial Code also requires the CA DFI to consider whether the proposed transaction will be fair, just, and equitable to the bank being acquired and the surviving depository institution.

        Any transaction approved by the Federal Reserve under the Bank Merger Act may not be completed until thirty (30) days after the Federal Reserve's approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. With the approval of the Federal Reserve and the U.S. Department of Justice, the waiting period may be reduced to fifteen (15) days. While Pacific Premier and SDTB do not know of any reason that the Department of Justice would challenge regulatory approval by the Federal Reserve and believe that the likelihood of such action is remote, there can be no assurance that the U.S. Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, the result of any such challenge.

        Other Regulatory Approvals.    Neither Pacific Premier nor SDTB is aware of any other regulatory approvals that would be required for completion of the merger except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance, however, that any other approvals, if required, will be obtained.

 Business Pending the Merger

        The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the merger. These covenants, which are contained in Article IV of the merger agreement included as Appendix A to this proxy statement/prospectus, are briefly described below.

        Pending consummation of the merger, SDTB may not, among other things, take the following actions without the prior written consent of Pacific Premier:

  •
  conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees (except in the case of terminations of employees for cause) and preserve for itself and Pacific Premier the goodwill of the customers of SDTB and others with whom business relations exist;

  •
  issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or rights to acquire stock, or permit any additional shares of stock to become subject to grants of employee or director stock options or other rights, except as previously disclosed to Pacific Premier;

  •
  make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares on its capital stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

  •
  enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreement or arrangement with any director, officer or employee of SDTB or grant any salary or wage increase or increase any employee benefit, except for changes that are required by applicable law;

  •
  hire any person as an employee of SDTB or promote any employee, except (i) as previously disclosed to Pacific Premier, (ii) to satisfy contractual obligations existing as of the date of the merger agreement and previously disclosed to Pacific Premier, and (iii) persons hired to fill a vacancy arising after the date of the merger agreement, provided that the person's employment is terminable at the will of SDTB and that the person is not subject to or eligible for any severance or similar benefits or payments that would become payable as a result of the merger or its consummation;

  •
  enter into, establish, adopt, amend, or terminate or make any contributions to (except (i) as may be required by applicable law or (ii) as required under the terms of a contract, plan, arrangement or agreement existing as of the date of the merger agreement and previously disclosed to Pacific Premier), any employee benefit plan with respect to any director, officer, or employee of SDTB, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

  •
  sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except with respect to OREO;

  •
  acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, securities, deposits or properties of any other entity having a value, individually or in the aggregate, that exceeds $25,000;

  •
  make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice not exceeding $10,000 individually or $25,000 in the aggregate;

  •
  amend the SDTB articles of incorporation or bylaws or enter into a plan of consolidation, merger, share exchange, or reorganization with any person, or a letter of intent or agreement in principle with respect thereto;

  •
  implement or adopt any change in its accounting principles, practices or methods other than as may be required by changes in laws or regulations or GAAP;

  •
  except as previously disclosed to Pacific Premier or as otherwise permitted under the merger agreement, enter into, cancel, fail to renew, terminate, amend, or modify any material contract or amend or modify in any material respect any of its existing material contracts;

  •
  enter into any settlement or similar agreement with respect to any claims if the settlement, agreement, or action involves payment by SDTB of an amount that exceeds $10,000 and/or would impose any material restriction on the business of SDTB or create precedent for claims that reasonably are likely to result in a material adverse effect to SDTB;

  •
  enter into any new material line of business; introduce any material new products or services; change its material banking and operating policies, except as required by applicable law, regulation or policy, or the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered "high risk" under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility;

  •
  introduce any material new marketing campaigns or any material new sales compensation or incentive programs or arrangements (except if the material terms have been fully disclosed in writing to Pacific Premier prior to the date of the merger agreement);

  •
  enter into any derivatives contract;

  •
  incur any indebtedness for borrowed money (other than certain short-term borrowings) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice;

  •
  acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment or dispose of any debt security or equity investment;

  •
  (i) make, renew or modify any loan, loan commitment, letter of credit or other extension of credit, which are collectively referred to as the loans, other than loans made in the ordinary course of business consistent with past practice that are not in excess of $250,000 individually (with any individual loan in excess of $250,000 subject to Pacific Premier's review and consent); (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the amount set forth in clause (i) above; or (iii) enter into any loan securitization or create any special purpose funding entity;

  •
  make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

  •
  make or change any material tax election in respect of taxes relating to SDTB, settle or compromise any material tax liability of SDTB, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes of relating to SDTB, enter into any closing agreement with respect to any material amount of taxes or surrender any right to claim a material tax refund, adopt or change any method of accounting with respect to taxes relating to SDTB, file any amended tax return;

  •
  take any action that would cause the merger agreement or the merger to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, or to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Pacific Premier or its subsidiaries) or any action taken thereby, if that person or action would otherwise have been subject to the restrictive provisions of that law;

  •
  take any action that is intended or is reasonably likely to result in (i) the merger not qualifying as a "reorganization" within the meaning of Section 368(a) of the Code, (ii) any of the representations and warranties of SDTB set forth in the merger agreement being or becoming untrue in any material respect at or prior to the effective time of the merger, (iii) any of the conditions to the merger set forth in the merger agreement not being satisfied, or (iv) a material violation of any provision of the merger agreement, except as may be required by applicable law and regulation; or

  •
  enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        In connection with the application filed by Pacific Premier with the Federal Reserve for approval of the merger, Pacific Premier entered into a commitment with the Federal Reserve whereby it agreed to limit its right to approve SDTB loans, guarantees and securitizations during the period between the signing of the merger agreement through the closing of the merger to amounts of $2.0 million or more, instead of the $250,000 threshold provided for in the merger agreement, as described in the nineteenth bullet point under "—Business Pending the Merger."

        The merger agreement also provides that pending consummation of the merger, Pacific Premier may not, and will cause each of its subsidiaries not to, take the following actions without the prior written consent of SDTB:

  •
  take any action that is intended or is reasonably likely to result in (i) the merger not qualifying as a "reorganization" within the meaning of Section 368(a) of the Code, (ii) any of the representations and warranties of Pacific Premier set forth in the merger agreement being or becoming untrue in any material respect at or prior to the effective time of the merger, (iii) any of the conditions to the merger set forth in the merger agreement not being satisfied, or (iv) a material violation of any provision of the merger agreement, except as may be required by applicable law and regulation; or

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  enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Board of Directors' Covenant to Recommend the Merger Agreement

        Pursuant to the merger agreement, the SDTB board of directors is required to recommend that SDTB shareholders approve the merger agreement at all times prior to and during the meeting of SDTB shareholders at which the merger agreement is to be considered by them. The SDTB board of directors may not withdraw, modify or qualify in any manner adverse to Pacific Premier such recommendation or take any other action or make any other public statement in connection with the meeting of its shareholders inconsistent with such recommendation, except as described below. Regardless of whether the SDTB board of directors changes its recommendation, the merger agreement must be submitted to the SDTB shareholders at the meeting of SDTB shareholders for the purpose of approving the merger agreement and any other matters required to be approved by SDTB's shareholders for consummation of the transaction. SDTB may not submit to the vote of its shareholders any acquisition proposal other than the merger.

        The SDTB board of directors is permitted to change its recommendation if SDTB has complied with the merger agreement and the SDTB board of directors, based on the advice of its outside counsel, has determined in good faith that failure to do so would result in a violation of the board of directors' fiduciary duties under applicable law. If the SDTB board of directors intends to change its recommendation following an acquisition proposal, as described in "—No Solicitation" below, it must have first concluded in good faith, after giving effect to all of the adjustments to the terms and conditions of the merger agreement that may be offered by Pacific Premier, that another acquisition proposal constitutes a superior proposal, as defined in "—No Solicitation" below. SDTB also must notify Pacific Premier at least five business days in advance of its intention to change its recommendation in response to the superior proposal, including the identity of the party making the acquisition proposal, and furnish to Pacific Premier a copy of the relevant proposed transaction agreements with the party making the superior proposal and all other material documents. Prior to changing its recommendation, SDTB must, and must cause its financial and legal advisors to, during the period following its delivery of the required notice, negotiate in good faith with Pacific Premier for a period of up to five business days to the extent Pacific Premier desires to negotiate to make the adjustments in the terms and conditions of the merger agreement so that the other acquisition proposal ceases to constitute a superior proposal.

No Solicitation

        The merger agreement provides that SDTB will, and will direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives to, immediately cease any discussions or negotiations with any other parties that have been ongoing with respect to the possibility or consideration of any acquisition proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. For purposes of the merger agreement, "acquisition proposal" is defined to mean any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 10% or more of the total revenues, net income, assets, or deposits of SDTB; (ii) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of SDTB; (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of SDTB; or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SDTB, other than the transactions contemplated by the merger agreement.

        From the date of the merger agreement through the effective time of the merger, SDTB will not, and will use reasonable efforts to cause its directors, officers or employees or any other representative retained by it not to, directly or indirectly through another person (i) solicit, initiate, or encourage, including by way of furnishing information or assistance, or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any acquisition proposal, (ii) provide any confidential information or data to any person relating to any acquisition proposal, (iii) participate in any discussions or negotiations regarding any acquisition proposal, (iv) waive, terminate, modify, or fail to enforce any provision of any contractual "standstill" or similar obligations of any person other than Pacific Premier or its affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or similar agreement related to any acquisition proposal or propose to take any of these actions, or (vi) make or authorize any statement, recommendation, or solicitation in support of any acquisition proposal.

        However, prior to the date of the special meeting of the SDTB shareholders, if the SDTB board of directors determines in good faith, after consulting with its outside legal and financial advisors, that the failure to do so would breach, or would reasonably be expected to result in a breach of, its fiduciary duties under applicable law, SDTB may, in response to a bona fide, written acquisition proposal not solicited in violation of the merger agreement that the SDTB board of directors determines in good faith constitutes a superior proposal, subject to providing 48 hours prior written notice of its decision to take such action to Pacific Premier and identifying the person making the proposal and all the material terms and conditions of the proposal and compliance with the merger agreement:

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  furnish information with respect to itself and its subsidiaries to any person making the superior proposal pursuant to a customary confidentiality agreement, as determined by SDTB after consultation with its outside counsel, on terms no more favorable to the person than the terms contained in the confidentiality agreement between SDTB and Pacific Premier are to Pacific Premier; and

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  participate in discussions or negotiations regarding the superior proposal.

        For purposes of the merger agreement, "superior proposal" is defined to mean any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of SDTB common stock then outstanding or all or substantially all of SDTB's consolidated assets, that the SDTB board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions, and conditions to consummation, and after taking into account the advice of SDTB's financial advisor, which will be a nationally recognized investment banking firm, and outside counsel, (1) is more favorable from a financial point of view to its shareholders than the merger, (2) is reasonably likely to be consummated on the terms set forth, and (3) for which financing, to the extent required, is then committed or which, in the good faith judgment of the SDTB board of directors, is reasonably likely to be obtained by the third party.

        In addition to these obligations, SDTB will promptly, within 24 hours, advise Pacific Premier orally and in writing of its receipt of any acquisition proposal, or any inquiry that could reasonably be expected to lead to an acquisition proposal, and keep Pacific Premier informed, on a current basis, of the continuing status of the inquiry, including the terms and conditions of the inquiry and any changes to the inquiry, and will contemporaneously provide to Pacific Premier all materials provided to or made available to any third party pursuant to the merger agreement that were not previously provided to Pacific Premier.

        SDTB has agreed that any violations of the restrictions set forth in the merger agreement by any representative of SDTB will be deemed a breach of the merger agreement by SDTB.

        Pacific Premier, the Bank and SDTB have agreed that irreparable damage would occur in the event SDTB or any of its representatives violated any of the restrictions described above regarding discussions and negotiations with other parties with respect to the possibility or consideration of any acquisition proposal. As such, under the merger agreement, Pacific Premier is entitled to injunctive relief to prevent breaches of these restrictions and to enforce specifically the terms of these restrictions.

Representations and Warranties of the Parties

        Pursuant to the merger agreement, Pacific Premier and SDTB made certain customary representations and warranties relating to their respective companies, subsidiaries, businesses and matters related to the merger. For detailed information concerning these representations and warranties, reference is made to Article V of the merger agreement included as Appendix A to this proxy statement/prospectus. Such representations and warranties generally must remain accurate through the completion of the merger, unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See "—Conditions to the Merger" beginning on page 64.

        The merger agreement contains representations and warranties that Pacific Premier and SDTB made to and solely for the benefit of each other. These representations and warranties are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders, and, in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The assertions embodied in those representations and warranties also are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although neither Pacific Premier nor SDTB believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement.

        Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Pacific Premier's public disclosures.

Effective Time of the Merger

        Pursuant to the terms and conditions set forth in the merger agreement, SDTB will be acquired by Pacific Premier whereby SDTB will merge with and into the Bank, with the Bank as the surviving institution. The merger will become effective upon the acceptance of the articles of merger to be filed with the CA DFI and the certification and acceptance by the Secretary of State of the State of California in accordance with the provisions of applicable California law.

Amendment of the Merger Agreement

        Prior to the Effective Time, any provision of the merger agreement may be amended or modified at any time, by an agreement in writing among the parties to the merger agreement, except that after the approval of the principal terms of the merger agreement by the SDTB shareholders, no amendment shall be made which by law requires further approval by the shareholders of SDTB without obtaining such approval. The merger agreement provides that, by approving the principal terms of the merger agreement, SDTB shareholders will be deemed to have approved any amendment to the September 30, 2013 termination date described below.

Termination of the Merger Agreement

        The merger agreement may be terminated:

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  by the mutual written consent of Pacific Premier, the Bank and SDTB;

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  if the terminating party is not in material breach of any representation, warranty, covenant, or agreement contained in the merger agreement, by Pacific Premier and the Bank on one hand or SDTB on the other hand, in the event of a breach by the other party or parties of any representation, warranty, covenant, or agreement contained in the merger agreement that (i) cannot be or has not been cured within thirty (30) days of the giving of written notice to the breaching party or parties and (ii) would entitle the non-breaching party or parties not to consummate the merger;

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  by Pacific Premier and the Bank on one hand or SDTB on the other hand, in the event that the merger is not consummated by September 30, 2013, except to the extent that the failure to consummate the merger by September 30, 2013 is due to (i) the failure of the party or parties seeking to terminate to perform or observe its covenants and agreements set forth in the merger agreement, or (ii) the failure of any of the SDTB shareholders (if SDTB is the party seeking to terminate) to perform or observe their respective covenants under their respective shareholder agreements with Pacific Premier;

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  by Pacific Premier and the Bank on one hand or SDTB on the other hand, in the event the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement have been denied by final non-appealable action of the governmental authority or an application for approval has been permanently withdrawn at the request of a governmental authority, provided that no party or parties has the right to terminate the merger agreement if the denial is due to the failure of the party or parties seeking to terminate the merger agreement to perform or observe its covenants;

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  by Pacific Premier and the Bank on the one hand and SDTB on the other if approval of the merger agreement by SDTB shareholders has not been obtained by reason of the failure to obtain the required vote at the special meeting of SDTB shareholders or at any adjournment or postponement thereof;

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  by Pacific Premier, if SDTB materially breaches the covenants described under "—No Solicitation" on page 70, in any respect adverse to Pacific Premier, the SDTB board of directors fails to recommend that the shareholders of SDTB approve the merger agreement or withdraws, modifies or changes its recommendation in a manner that is adverse to Pacific Premier, or SDTB breaches its covenants requiring the calling and holding of a meeting of shareholders in accordance with the merger agreement; and

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  by Pacific Premier if a third party commences a tender offer or exchange offer for 15% or more of the outstanding SDTB common stock and the board of directors of SDTB recommends that SDTB shareholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period.

Termination Fee

        The merger agreement provides that SDTB must pay Pacific Premier a $1.75 million termination fee under the circumstances and in the manner described below:

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  if the merger agreement is terminated by Pacific Premier for any of the reasons described in the sixth or seventh bullet points under "—Termination of the Merger Agreement" on page 72, SDTB must pay the termination fee to Pacific Premier on the second business day following the termination of the merger agreement; or

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  if the merger agreement is terminated by (A) Pacific Premier pursuant to the second bullet point under "—Termination of the Merger Agreement" above, (B) either Pacific Premier or SDTB pursuant to the third bullet point under "—Termination of the Merger Agreement" above and at the time of the termination no vote of the SDTB shareholders contemplated by the merger agreement at the SDTB special meeting shall have occurred, or (C) either Pacific Premier or SDTB pursuant to the fifth bullet point under "—Termination of the Merger Agreement" above, and in the case of any termination referenced in clause (A), (B) or (C), an "acquisition proposal" (as defined under "—No Solicitation" above) shall have been publicly announced or otherwise communicated or made known to the senior management of SDTB or the board of directors of SDTB (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an acquisition proposal, or reiterated a previously expressed plan or intention to make an acquisition proposal) at any time after the date of the merger agreement and prior to the time that shareholders of SDTB vote on the merger agreement (in the case of clause (C)) or the date of termination of the merger agreement (in the case of clause (A) or (B)) and (1) within 12 months after the termination, SDTB or a SDTB subsidiary enters into an agreement with respect to a "control transaction," then SDTB shall pay to Pacific Premier an amount equal to $1.0 million on the date of execution of such agreement and upon consummation of any such "control transaction" at any time thereafter, SDTB shall pay to Pacific Premier the remainder of the termination fee on the date of such consummation and (2) if a control transaction is consummated otherwise than pursuant to an agreement with SDTB within 15 months after such termination, then SDTB shall pay to Pacific Premier the termination fee (less any amount previously paid by SDTB pursuant to clause (1) above) on the date of such consummation of such control transaction. A "control transaction" is defined as (i) the acquisition by any person whether by purchase, merger, consolidation, sale, transfer, or otherwise, in one transaction or any series of transactions, of a majority of the voting power of the outstanding securities of SDTB or SDTB Bank or a majority of the assets of SDTB or SDTB Bank, (ii) any issuance of securities resulting in the ownership by any person of more than 50% of the voting power of SDTB or by any person other than SDTB or its subsidiaries of more than 50% of the voting power of SDTB Bank, or (iii) any merger, consolidation, or other business combination transaction involving SDTB or any of its subsidiaries as a result of which the shareholders of SDTB cease to own, in the aggregate, at least 50% of the total voting power of the entity surviving or resulting from such transaction.

        Any termination fee that becomes payable pursuant to the merger agreement shall be paid by wire transfer of immediately available funds to an account designated by Pacific Premier.

        If SDTB fails to timely pay the termination fee to Pacific Premier, SDTB will be obligated to pay the costs and expenses incurred by Pacific Premier to collect such payment, together with interest.

Certain Employee Matters

        The merger agreement contains certain agreements of the parties with respect to various employee matters, which are described below.

        As soon as administratively practicable after the effective time of the merger, Pacific Premier will take all reasonable action so that employees of SDTB will be entitled to participate in the Pacific Premier and the Bank employee benefit plans of general applicability to the same extent as similarly-situated employees of Pacific Premier and its subsidiaries, provided that coverage shall be continued under the corresponding benefit plans of SDTB until such employees are permitted to participate in the Pacific Premier benefit plans. Pacific Premier and the Bank, however, shall not be under any obligation to make any grants to any former employee of SDTB under any discretionary equity compensation plan of Pacific Premier. For purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes, other than for accrual of pension benefits under, the Pacific Premier employee benefit plans, Pacific Premier will recognize years of service with SDTB to the same extent as such service was credited for such purpose by SDTB, except where such recognition would result in duplication of benefits. Nothing contained in the merger agreement shall limit the ability of Pacific Premier to amend or terminate any SDTB benefit plan in accordance with their terms at any time.

        At the time the employees of SDTB become eligible to participate in a medical, dental or health plan of Pacific Premier and its subsidiaries, Pacific Premier will cause each such plan to:

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  waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Pacific Premier;

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  provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation; and

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  waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time of the merger to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time of the merger.

        At and following the effective time of the merger, Pacific Premier shall honor and the Bank shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of SDTB and current and former directors of SDTB existing as of the effective date of the merger, as well as all bonus deferred compensation or other existing plans and policies of SDTB that were disclosed to Pacific Premier.

        Those employees of SDTB who are not offered employment by Pacific Premier or the Bank following the merger, who are not a party to an employment agreement or otherwise entitled to an existing severance package and who sign and deliver a termination and release agreement (which will be negotiated between Pacific Premier and SDTB) within 30 days of the closing of the merger will be entitled to receive a single lump sum payment of severance equal to two weeks of salary for each year of service (with a prorated amount of payment for partial years), up to a maximum of 13 weeks. These payments will be made by Pacific Premier on the date the termination and release agreement that is executed by an employee becomes effective, which date will be in the sole discretion of Pacific Premier. If SDTB also has a severance pay plan, then any amounts paid pursuant to that plan will reduce the amount that the employee will receive as severance from Pacific Premier and in no event will there be any duplication of severance pay.

Interests of Certain SDTB Officers and Directors in the Merger

        When SDTB shareholders are considering the recommendation of SDTB's board of directors with respect to approving the merger agreement, SDTB shareholders should be aware that SDTB directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of SDTB. The SDTB board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

        Stock Ownership.    The directors and executive officers of SDTB beneficially owned and had the power to vote as of May 9, 2013, a total of 518,866 shares of SDTB common stock, representing approximately 24.1% of the outstanding shares of SDTB common stock. See "Certain Beneficial Ownership of SDTB Common Stock" beginning on page 115. All of these shares are expected to be voted in favor of the merger agreement pursuant to the shareholder agreements entered into by each of the executive officers and directors of SDTB who own shares of SDTB common stock. See "—Shareholder Agreements" beginning on page 87. Each of these persons will receive the same merger consideration for their shares of SDTB common stock as the other SDTB shareholders.

        Stock Options.    The merger agreement provides that at the effective time of the merger, each option to purchase shares of SDTB common stock granted under the SDTB Stock Option Plan which is outstanding, vested or unvested, immediately prior thereto will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (1) the number of shares of SDTB common stock subject to such holder's stock option and (2) the excess, if any, of the per share cash consideration and the exercise price per share of such stock option. Pursuant to the SDTB Stock Option Plan, all outstanding stock options that are currently not vested will be vested immediately prior to the effective time of the merger and option holders will receive a lump sum cash payment for their options.

        As of the date of this proxy statement/prospectus, directors and executive officers of SDTB held options to purchase 111,222.49 and 239,230.89 shares of SDTB common stock, respectively, at prices ranging from $6.2840 to $15.7100 per share. The aggregate amount to be paid to SDTB's directors and officers for stock options held by them is approximately $1,450,874.

        Employment Agreement.    In connection with the signing of the merger agreement, the Bank entered into an employment agreement with James T. Reschan, who currently serves as SDTB's Senior Executive Vice President and Chief Operating Officer. Mr. Reschan's current employment agreement with SDTB will be terminated, and his employment agreement with the Bank will become effective, upon consummation of the Merger. A copy of the employment agreement entered into with Mr. Reschan is attached as Annex D to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

        Mr. Reschan's employment agreement with the Bank provides for Mr. Reschan to be appointed as the Bank's Senior Vice President—Regional Manager for San Diego County and will be responsible for sales generation and branch operations for the Bank in San Diego County. The employment agreement provides for a term of employment ending upon the earlier to occur of (i) three (3) years, commencing on the closing date of the merger, unless such term is extended, and (ii) the termination of the executive's employment with the Bank. Mr. Reschan will receive an annual base salary of $200,000, and Mr. Reschan will be eligible for bonuses and will be entitled to participate in any pension, retirement or other benefit plan or program given to employees and executives of the Bank, to the extent commensurate with his duties and responsibilities as fixed by the board of directors of the Bank or the President of the Bank. Mr. Reschan is entitled to a monthly automobile allowance.

        In the event that Mr. Reschan's employment with the Bank is terminated (i) by the Bank other than for cause or death or disability, and his termination occurs within two (2) years following a change in control, or (ii) by Mr. Reschan due to a material breach of his employment agreement or for good reason, then Mr. Reschan will be entitled to receive a lump sum cash severance amount equal to his base salary plus his incentive bonus for the previous year as in effect immediately prior to the date of termination, less taxes and other required withholdings. In the event that Mr. Reschan's employment with the Bank is terminated by the Bank other than for cause or death or disability, and his termination does not occur in connection with a change in control or within two (2) years after a change in control, then Mr. Reschan will be entitled to receive a lump sum cash severance amount equal to his base salary. In each circumstance described in the prior two sentences, Mr. Reschan will be entitled to receive for a period ending at the earlier of (i) the first anniversary of the date of termination or (ii) the date of his full-time employment by another employer, at no cost to Mr. Reschan, the continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which Mr. Reschan was entitled to participate immediately prior to the date of termination, other than any stock option or other stock compensation plans or bonus plans of Pacific Premier or the Bank. If Mr. Reschan's participation in any such plan, program or arrangement is barred, the Bank will arrange to provide him with benefits substantially similar to those he was entitled to receive under such plans, programs and arrangements.

        In the event that Mr. Reschan's employment is terminated as a result of disability or death during the term of the employment agreement, Mr. Reschan, or his estate in the event of death, will receive his existing base salary as in effect as of the date of termination or death, multiplied by one (1) year. If Mr. Reschan is terminated for cause, or he terminates his employment other than for disability or good reason, then he will have no right to compensation or other benefits for any period after the date of termination other than for base salary accrued through the date of termination.

        In addition, Mr. Reschan's employment agreement includes covenants whereby Mr. Reschan agrees not to, for a period of one (1) year following termination of employment with the Bank:

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  establish, acquire, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in the business of a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company operating within San Diego County, California, or have any financial interest in any of the foregoing other than a less-than-5% equity interest held solely for investment purposes;

  •
  solicit (other than general solicitations through newspapers or other media of general circulation not targeting such employees) any employees of the Bank and its affiliates who are then still employees; or

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  induce, persuade, encourage or influence any person or entity having a business relationship with the Bank or any of its affiliates to discontinue, reduce or restrict such relationship or solicit or target the deposits, loans or other products and services from or to persons or entities who were depositors, borrowers or customers of the Bank or its affiliates, except for general solicitations that are directed to the general public and not directed specifically to persons who were depositors, borrowers or customers of the Bank or its affiliates on the date of Mr. Reschan's termination of employment.

        Confidentiality, Non-Competition and Non-Solicitation Agreement.    In connection with the signing of the merger agreement, the Bank entered into a confidentiality, non-competition and non-solicitation agreement with Michael E. Perry, who currently serves as SDTB's Chairman, President and Chief Executive Officer. The confidentiality, non-competition and non-solicitation agreement with Mr. Perry will become effective upon consummation of the merger. A copy of the confidentiality, non-competition and non-solicitation agreement is attached as Annex E to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

        Pursuant to his confidentiality, non-competition and non-solicitation agreement, Mr. Perry agrees to maintain the confidentiality of specified confidential and proprietary information, and he agrees that, for a period of three (3) years following the closing of the merger, he will not:

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  establish, acquire, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in the business of a bank, credit union or industrial bank operating within San Diego County, California, or have any financial interest in any of the foregoing other than a less-than-5% equity interest held solely for investment purposes;

  •
  solicit (other than general solicitations through newspapers or other media of general circulation not targeting such employees) any employees of the Bank and its affiliates who are then still employees; or

  •
  induce, persuade, encourage or influence any person or entity having a business relationship with the Bank or any of its affiliates to discontinue, reduce or restrict such relationship or solicit or target the deposits, loans or other products and services from or to persons or entities who were depositors, borrowers or customers of the Bank or its affiliates, except for general solicitations that are directed to the general public and not directed specifically to persons who were depositors, borrowers or customers of the Bank or its affiliates on the date of the closing of the merger.

        In consideration for his non-competition and non-solicitation covenants, Mr. Perry will receive a fee from the Bank payable in three (3) equal annual installments of $375,000, on a pre-tax basis, with the first installment payable on the closing of the merger and the remaining two (2) installments payable on the first and second anniversaries of the closing of the merger. The form of confidentiality, non-competition and non-solicitation agreement is included as Annex E to the merger agreement.

        SDTB's Compensation and Retirement Arrangements with Mr. Perry.    SDTB has four compensation arrangements with Mr. Perry that will be affected as a result of his employment being terminated in connection with the merger. Pacific Premier has agreed to assume all of the obligations under these arrangements in connection with the merger.

        The amounts set forth in the discussion that follows are approximate and based upon the assumption that the merger is completed on June 30, 2013. An earlier or later closing date for the merger would cause certain of the amounts to change, although any such changes are not expected to be material. The amounts set forth in the discussion that follows are also on a pre-tax basis and therefore cannot be directly used for purposes of calculating transaction related expenses, which are considered on an after-tax basis.

        Merger-Related Payments Under Employment Agreement.    Mr. Perry currently serves SDTB under the terms of an employment agreement that would, but for the merger, terminate on December 31, 2015.

        As a result of his termination in connection with the merger, Mr. Perry is entitled to a lump sum "change in control" payment of $628,403, plus interest, that will be paid to him six months after the merger is completed. This amount is equal to approximately one times Mr. Perry's average taxable compensation from 2008 through 2012.

        In addition, Mr. Perry will receive liquidated damages designed to compensate him for the loss of salary and bonus caused by his termination. He will receive 18 months of his base salary, which is currently $275,000 per annum. The first six months of payments, plus interest, would be delayed until six months following completion of the merger. In addition, assuming the merger is completed in 2013, he would receive a full-year bonus for 2013 expected to equal $250,000, payable in the first 120 days of 2014, and a half-year bonus of $125,000, payable in the first 120 days of 2015.

        Certain of Mr. Perry's benefits are continued after the merger under his employment agreement as well. His medical and life insurance, auto allowance ($18,000 per annum), home security ($528 per annum), and make-up for lost employer contribution to 401(k) are continued for eighteen months. Certain memberships ($1,704 per annum) and office space (or in-kind payment to obtain similar office space) are provided for three years.

        Assumption of Obligations of 2009 Supplemental Executive Retirement Plan.    Pursuant to the merger agreement, Pacific Premier shall assume SDTB's obligations under Mr. Perry's 2009 Supplemental Executive Retirement Plan. The 2009 Supplemental Executive Retirement Plan provides, among other things, that should he retire on or after age 65, he would be entitled to receive monthly payments for ten years after his retirement. Under the plan, he would be entitled to a lesser amount if he retires between age 56 and 65. However, as a result of his termination in connection with the merger, under the plan, Mr. Perry will begin to receive payments of $277,879 annually, which are payable monthly beginning on the date of his termination for ten years. The initial six months of payments will be delayed until the date six months after the completion of the merger and will bear interest during that delay.

        In addition to Mr. Perry's 2009 Supplemental Executive Retirement Plan, the SDTB board of directors adopted a Supplement Executive Retirement Plan for Mr. Perry in 2007. Mr. Perry is not fully vested in his 2007 Supplement Executive Retirement Plan. As a result, Mr. Perry will not receive any payments under the 2007 Supplement Executive Retirement Plan and will forfeit any benefits he might otherwise receive from it as a result of his termination of employment in connection with merger.

        Mr. Perry's 2009 and 2007 Supplemental Executive Retirement Plans are funded by insurance policies that Pacific Premier will receive in the merger. At May 10, 2013, the life insurance policies to be received by Pacific Premier had an aggregate cash value of approximately $2,900,962 with death benefits of approximately $7,700,452 payable to SDTB.

        Effect of the Merger on Deferred Compensation Plan.    In 2011, SDTB and Mr. Perry entered into a Deferred Compensation Plan designed to provide retirement payments to him for five years after the 2009 Supplemental Executive Retirement Plan payments cease. Absent his termination in connection with this merger, payments to Mr. Perry would commence ten years after retirement at age 56 or older, and continue for five years. As a result of his termination in connection with the merger, Mr. Perry will receive annual payments of $161,580 payable monthly, for five years, beginning ten years after completion of the merger.

        Aggregate Cash Payments to Mr. Perry.    Assuming that the merger is consummated on June 30, 2013 upon the closing of the merger, pursuant to the terms of his confidentiality, non-competition and non-solicitation agreement with the Bank, as well as his employment agreement, SDTB stock options and other contractual arrangements with SDTB, Mr. Perry will be entitled to receive an aggregate of $3,274,475. In addition, Pacific Premier will assume SDTB's obligations under the Supplemental Executive Retirement Plans with Mr. Perry and Mr. Perry's deferred compensation agreement, which will entitle Mr. Perry to receive an aggregate of $3,586,690 over the 15 years following the closing of the merger, for which Pacific Premier will accrue a liability, in addition to SDTB's existing liability, in the amount of $1,648,151.

        The following is a tabular presentation of the payments and benefits payable to Mr. Perry in connection with the merger, as described above. The amounts set forth in the table below are approximate and based upon the assumption that the merger is completed on June 30, 2013. An earlier or later closing date for the merger would cause certain of the amounts to change, although any such changes are not expected to be material. The amounts set forth in the table below are also on a pre-tax basis and therefore cannot be directly used for purposes of calculating transaction related expenses, which are considered on an after-tax basis.

Source of Compensation	Amount to be Received upon Completion of the Merger(1)		Amount to be received on a Deferred Basis(2)			Deferred Basis (if applicable)	Total(2)
Confidentiality, Non-Competition and Non-Solicitation Agreement	$375,000		$750,000			$375,000 on each of the first and second anniversaries of the closing of the merger.	$1,125,000
Change in Control payment pursuant to termination of Employment Agreement			$628,403	,	plus interest	Six months after the merger is completed.	$628,403	,	plus interest
Liquidated Damages in connection with termination of Employment Agreement			$787,500	,	plus interest	$137,500, plus interest six months following completion of the merger; $22,916.66 every month thereafter for the seventh through 18th months following completion of the merger; $250,000 in the first 120 days of 2014; $125,000 in the first 120 days of 2015.	$787,500	,	plus interest
Other Contractual Arrangements(3)			$126,524			Paid out or paid for monthly starting six months after the completion of the merger with some benefits lasting for 18 months following completion of the merger and other benefits for 36 months following completion of the merger.	$126,524
2009 Supplemental Executive Retirement Plan			$2,778,790	,	plus interest	$138,939.67, plus interest six months following completion of the merger; $23,156.58 every month thereafter for the seventh through 120th months following completion of the merger.	$2,778,790	,	plus interest
Deferred Compensation Plan			$807,900			$13,465 per month for five years beginning ten years after completion of the merger.	$807,900
Cash out of Stock Options	$607,048	(4)					$607,048

Total:	$982,048		$5,879,117	,	plus interest		$6,861,165	,	plus interest

(1)
All amounts are expressed on a pre-tax basis and based upon the assumption that the merger closes on June 30, 2013.

(2)
All amounts are expressed on a pre-tax basis and based upon the assumption that the merger closes on June 30, 2013. All interest is interest for six months due on the payment due six months after the completion of the merger.

(3)
Includes the value of accrued and unused vacation, Medical and Life Insurance, Auto Allowance, Home Security, certain memberships and office space (or in-kind payment to obtain similar office space) and other benefits pursuant to Mr. Perry's employment agreement with SDTB.

(4)
Based on an estimated SDTB share value of $13.41.

        The cash portion of the merger consideration will be subject to downward adjustment if SDTB's aggregate transaction-related expenses exceed $3.0 million, on an after-tax equivalent basis. Pursuant to the terms of the merger agreement, SDTB's transaction-related expenses consist of certain fixed amounts, such as SDTB's accounting and advisory fees and expenses associated with the accrual of benefits and payments payable to Mr. Perry described above, which are estimated to amount to $2.7 million in the aggregate on an after-tax basis, of which $2.5 million is associated with the accrual of benefits and payments payable to Mr. Perry described above. SDTB's transaction-related expenses also consist of certain amounts that are not fixed, such as SDTB's legal fees and premiums for extended directors' and officers' liability insurance to the extent premiums exceed 200% of current

SDTB premiums. To the extent that the variable amounts cause SDTB's aggregate transaction-related expenses to exceed $3.0 million, on an after-tax equivalent basis, and the cash portion of the merger consideration is reduced by such excess, all of SDTB's transaction-related expenses, including the payments made to Mr. Perry, the liability accrued by Pacific Premier related to future payments to Mr. Perry and the premiums for extended directors' and officers' liability insurance, to the extent premiums exceed 200% of current SDTB premiums, will have the effect of reducing the merger consideration payable to SDTB's shareholders. The cash portion of the merger consideration is not subject to an upward adjustment if SDTB's aggregate transaction-related expenses are less than $3.0 million, on an after-tax equivalent basis. Although no assurances can be made as to the final amount of SDTB's aggregate transaction-related expenses, SDTB does not anticipate that its variable transaction-related expenses will cause its aggregate transaction-related expenses to exceed $3.0 million.

        Indemnification.    SDTB's directors, officers and employees are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in the SDTB amended articles of association and bylaws, as amended, and the merger agreement. Pursuant to the merger agreement, Pacific Premier agreed for a period of six (6) years from the closing of the merger, to indemnify and hold harmless each present and former director, officer and employee of SDTB, determined as of the effective time of the merger, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of SDTB or is or was serving at the request of SDTB as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise including, without limitation, matters related to the negotiation, execution and performance of the merger agreement or the consummation of any of the transactions contemplated by the merger agreement, to the fullest extent to which such indemnified parties would be entitled under the articles of incorporation and bylaws of SDTB, or any agreement, arrangement or understanding previously disclosed by SDTB to Pacific Premier pursuant to the merger agreement, in each case as in effect on the date of the merger agreement.

        Pursuant to the merger agreement, Pacific Premier has agreed to purchase an extended reporting period endorsement under SDTB's existing directors' and officers' liability insurance policy for SDTB's directors and officers or a substitute policy which shall provide such directors and officers with coverage following the effective time of the merger for an additional three (3) years, provided that if the cost of such insurance exceeds 200% of the annual premiums paid by SDTB for its existing directors' and officers' liability insurance, which is referred to as the maximum insurance amount, SDTB, at its discretion, shall either (a) obtain such insurance, with the excess cost and expense being considered transaction expenses for purposes of determining whether SDTB's transaction expenses exceed $3.0 million on an after-tax equivalent basis, and thus reduce the per share cash consideration pursuant to the terms of the merger agreement, or (b) obtain the most advantageous coverage as is available for the maximum insurance amount.

        Other than as set forth above, no director or officer of SDTB has any direct or indirect material interest in the merger, except insofar as ownership of SDTB common stock might be deemed such an interest.

Material Federal Income Tax Consequences

        In the opinion of Patton Boggs LLP, counsel to Pacific Premier, the material U.S. federal income tax consequences of the merger are set forth below. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change. Accordingly, the U.S. federal income tax consequences of the merger to the holders of SDTB common stock could differ from those described below.

        Except as specifically stated herein, this discussion is limited to U.S. holders (as defined below) that hold shares of SDTB common stock as capital assets within the meaning of Section 1221 of the Code for U.S. federal income tax purposes. This discussion does not address the tax consequences applicable to SDTB shareholders that are not U.S. holders, nor does it address all of the tax consequences that may be relevant to particular U.S. holders that are subject to special treatment under U.S. federal income tax laws, including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting, persons that hold SDTB common stock as part of a straddle, hedge, constructive sale or conversion transaction, and U.S. holders that acquired their shares of SDTB common stock through the exercise of an employee stock option or otherwise as compensation.

        If a partnership or other entity taxed as a partnership holds SDTB common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships holding SDTB common stock and partners in such partnerships should consult with their tax advisors about the tax consequences of the merger to them.

        This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. This discussion also does not address the tax consequences of any transaction other than the merger.

        For purposes of this section, the term "U.S. holder" means a beneficial owner of SDTB common stock that for U.S. federal income tax purposes is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source, or (iv) a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or that has validly elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        Tax Consequences of the Merger.    As a condition to the completion of the merger, Patton Boggs LLP is required to deliver an opinion, dated the closing date of the merger, to the effect that the merger will be treated as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The opinion will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the merger in a manner consistent with the opinion. The opinion will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 filed by Pacific Premier in connection with the merger (of which this joint proxy statement/prospectus is a part) and certain other documents. In rendering the opinion, counsel will rely on the representations of Pacific Premier and SDTB, to be delivered at the time of closing (and counsel will assume that any representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinion will be based on statutory, regulatory and judicial authority existing as of the date of the opinion.

        An opinion of counsel represents such counsel's best legal judgment but is not binding on the IRS or on any court. Neither Pacific Premier nor SDTB intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the opinion.

        Based on representations contained in representation letters of officers of Pacific Premier and SDTB, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the other matters set forth above, it is the opinion of Patton Boggs LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Based upon the foregoing, the material U.S. federal income tax consequences of the merger will be as described below.

        Tax Consequences of the Merger for Pacific Premier, the Bank and SDTB.    No gain or loss will be recognized by Pacific Premier, the Bank or SDTB as a result of the merger.

        Tax Consequences of the Merger for U.S. Holders of SDTB Common Stock.    The U.S. federal income tax consequences of the merger to a U.S. holder of SDTB common stock will depend on whether such U.S. holder receives shares of Pacific Premier common stock, cash or a combination of cash and Pacific Premier common stock in exchange for such U.S. holder's SDTB common stock. As discussed above under "—The Merger Consideration" beginning on page 57, SDTB shareholders will make a stock, cash or mixed stock/cash election pursuant to the terms of the merger agreement. Shares held by those SDTB shareholders who do not make an election to receive cash, stock or a combination of cash and stock will treated as no-election shares and allocated merger consideration as provided in the merger agreement. An SDTB shareholder will not know the exact amount or the form of consideration they will receive. As a result, the tax consequences to such SDTB shareholder will not be ascertainable with certainty until such shareholder knows the precise number of shares of Pacific Premier common stock and/or amount of cash that it will receive pursuant to the merger.

        Exchange of SDTB common stock solely for Pacific Premier common stock.    Except as discussed below under "—Cash in Lieu of Fractional Shares of Pacific Premier Common Stock," a U.S. holder that exchanges all of their shares of SDTB common stock solely for shares of Pacific Premier common stock pursuant to the merger will not recognize gain or loss in connection with such exchange.

        A U.S. holder's aggregate tax basis in the Pacific Premier common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below under "—Cash in Lieu of Fractional Shares of Pacific Premier Common Stock," will equal such U.S. holder's aggregate tax basis in the SDTB common stock surrendered by such U.S. holder in the merger. The holding period for the shares of Pacific Premier common stock received by such U.S. holder in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below under "—Cash in Lieu of Fractional Shares of Pacific Premier Common Stock," will include the holding period for the shares of SDTB common stock exchanged therefor.

        Exchange of SDTB common stock solely for cash.    A U.S. holder that exchanges all of its shares of SDTB common stock solely for cash pursuant to the merger will recognize gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the SDTB common stock exchanged therefor, provided that such U.S. holder does not otherwise already own, either actually or constructively, shares of Pacific Premier Common Stock. Any gain or loss will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if the U.S. holder held the shares of SDTB common stock for more than one year at the effective time of the merger. Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gains recognized by individuals, trusts and estates also may be subject to a 3.8% federal Medicare contribution tax.

        In some cases, if a U.S. holder actually or constructively owns shares of Pacific Premier common stock other than shares of Pacific Premier common stock received pursuant to the merger, the receipt of the cash may not be treated as capital gain and instead treated as having the effect of the distribution of a dividend to the U.S. holder under the tests set forth in Section 302 of the Code. These tests are complex and dependent upon the specific factual circumstances particular to each U.S. holder. As such, it is not possible to provide an opinion as to whether these tests would apply. If these tests do apply to treat the receipt of the cash as having the effect of the distribution of a dividend, then this would mean that, notwithstanding the previous paragraph, the U.S. holder may not recognize gain or loss and up to the entire amount of the cash would be treated as ordinary dividend income. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

        Exchange of SDTB common stock for a combination of Pacific Premier common stock and cash.    Except as discussed below under "—Cash in Lieu of Fractional Shares of Pacific Premier Common Stock," a U.S. holder that exchanges shares of SDTB common stock for a combination of Pacific Premier common stock and cash pursuant to the merger will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Pacific Premier common stock received in the merger, over such U.S. holder's adjusted tax basis in the shares of SDTB common stock surrendered by such U.S. holder in the merger and (ii) the amount of cash received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Pacific Premier common stock).

        A U.S. holder's aggregate tax basis in the Pacific Premier common stock received by such U.S. holder in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below under "—Cash in Lieu of Fractional Shares of Pacific Premier Common Stock," will equal such U.S. holder's aggregate tax basis in the SDTB common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (discussed below), if any, recognized by such U.S. holder in the merger (other than with respect to cash received in lieu of fractional shares of Pacific Premier common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Pacific Premier common stock). The holding period for the shares of Pacific Premier common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below under "—Cash in Lieu of Fractional Shares of Pacific Premier Common Stock," will include the holding period for the shares of SDTB common stock exchanged therefor.

        Any gain will be capital gain unless the U.S. holder actually or constructively owns Pacific Premier common stock immediately after the merger. In that case, the receipt of the cash may be treated as having the effect of the distribution of a dividend to the U.S. holder under the tests set forth in Section 302 of the Code and as described above.

        Any capital gain or loss will be long-term capital gain or loss if the U.S. holder held the shares of SDTB common stock for more than one year at the effective time of the merger. Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gains recognized by individuals, trusts and estates also may be subject to a 3.8% federal Medicare contribution tax.

        Cash in Lieu of Fractional Shares of Pacific Premier Common Stock.    A U.S. holder that receives cash instead of a fractional share of Pacific Premier common stock will be treated as having received the fractional share of Pacific Premier common stock pursuant to the merger and then having exchanged the fractional share of Pacific Premier common stock for cash in a redemption by Pacific Premier. This deemed redemption will be treated as a sale or exchange and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of SDTB common stock allocable to such fractional interest. Such gain or loss will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for the SDTB common stock exchanged by such U.S. holder is greater than one year as of the effective time of the merger. Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gains recognized by individuals, trusts and estates also may be subject to a 3.8% federal Medicare contribution tax.

        Notwithstanding the previous paragraph, if the receipt of the cash has the effect of the distribution of a dividend to the U.S. holder, as described above, all or portion of the cash would be treated as ordinary dividend income as described above.

        Information Reporting and Backup Withholding.    Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the U.S. holder, unless the U.S. holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        Reporting Requirements.    A U.S. holder that receives shares of Pacific Premier common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. tax return and that is a "significant holder" that receives Pacific Premier common stock in the merger will be required to file a statement with the significant holder's U.S. federal income tax return setting forth such significant holder's basis (determined immediately before the exchange) in the SDTB common stock surrendered and the fair market value (determined immediately before the exchange) of the SDTB common stock that is exchanged by such significant holder. A "significant holder" is a U.S. holder that receives shares of Pacific Premier common stock in the merger and that, immediately before the merger, owned at least 5% of the outstanding stock of SDTB (by vote or value) or securities of SDTB with a tax basis of $1 million or more.

        THE FOREGOING IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO SDTB SHAREHOLDERS. SDTB SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

 Accounting Treatment of the Merger

        The merger will be accounted for under the purchase method of accounting under GAAP. Under this method, SDTB's assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Pacific Premier. Any excess between the purchase price for SDTB and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Pacific Premier in connection with the merger will be amortized to expense. The financial statements of Pacific Premier issued after the merger will reflect the results attributable to the acquired operations of SDTB beginning on the date of completion of the merger.

 Expenses of the Merger

        The merger agreement provides that each of SDTB and Pacific Premier will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, except that Pacific Premier will pay at closing up to $3.0 million, on an after-tax equivalent basis, of SDTB's transaction-related expenses, which includes certain fixed amounts, such as SDTB's accounting and advisory fees and expenses associated with the accrual of benefits, change in control and other contractual payments and non-competition payments payable to SDTB's Chairman, Chief Executive Officer and President, Michael E. Perry, which are further discussed in the Section entitled "—Interests of Certain SDTB Officers and Directors in the Merger—Aggregate Cash Payments to Mr. Perry" beginning on page 79, as well as certain amounts that are not fixed, such as SDTB's legal fees and premiums for extended directors and officers liability insurance to the extent premiums exceed 200% of current SDTB premiums.

        To the extent that SDTB's aggregate expenses related to the merger, whether paid by SDTB prior to closing or by Pacific Premier at closing, exceed $3.0 million on an after-tax equivalent basis, any excess shall reduce the per share cash consideration by the quotient of (i) such excess expense amount divided by (ii) the total number of shares of issued and outstanding SDTB common stock. The per share cash consideration will not be increased if SDTB's aggregate expenses related to the merger, whether paid by SDTB prior to closing or by Pacific Premier at closing, are less than $3.0 million on an after-tax equivalent basis. Although no assurances can be made as to the final amount of SDTB's aggregate expenses related to the merger, SDTB does not anticipate that its aggregate expenses related to the merger, on an after-tax basis, will exceed $3.0 million based on currently available information. See "—The Merger Consideration" beginning on page 57. The cash portion of the merger consideration is not subject to an upward adjustment if SDTB's aggregate transaction-related expenses are less than $3.0 million, on an after-tax equivalent basis.

        Any costs or expenses related to (i) any claims brought by a third party against SDTB in connection with the merger, (ii) any retention payments made or to be made to SDTB employees, (iii) the acceleration of SDTB options, or (iv) purchasing an extended reporting period endorsement under SDTB's existing directors' and officers' liability insurance policy or a substitute policy, as described in "Interests of Certain SDTB Officers and Directors in the Merger—Indemnification" on page 81, to the extent the cost of such insurance does not exceed 200% of the annual premiums paid by SDTB for its existing directors' and officers' liability insurance policy, will not be considered SDTB transaction-related expenses or count towards the $3.0 million limit.

        As of May 9, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, the aggregate amount of estimated fixed transaction-related expenses plus the variable transaction-related expenses actually incurred by SDTB, on an after-tax equivalent basis, was approximately $2.8 million. Although no assurances can be made as to the final amount of SDTB's transaction-related expenses as of the closing date of the merger, SDTB does not anticipate that its transaction-related expenses, on an after-tax basis, will exceed $3.0 million based on currently available information.

Listing of the Pacific Premier Common Stock

        Pacific Premier has agreed to use its reasonable best efforts to cause the shares of Pacific Premier common stock to be issued to SDTB shareholders in the merger to be approved for listing on the Nasdaq Global Market.

Resale of Pacific Premier Common Stock

        The shares of common stock that SDTB shareholders receive as a result of the merger will be registered under the Securities Act. SDTB shareholders may freely trade these shares of Pacific

Premier common stock if such SDTB shareholder is not considered an "affiliate" of Pacific Premier, as that term is defined in the federal securities laws. Generally, "affiliates" include directors, certain executive officers and holders of 10% or more of the outstanding Pacific Premier common stock.

        Pacific Premier's affiliates may not sell their shares of Pacific Premier common stock acquired in the merger, unless those shares are registered under an effective registration statement under the Securities Act, or by complying with an applicable exemption from the registration requirements of the Securities Act. Pacific Premier may also place restrictive legends on certificates representing shares of Pacific Premier common stock issued to all persons who will be considered "affiliates" of Pacific Premier.

Shareholder Agreements

        In connection with the execution of the merger agreement, executive officers and directors of SDTB entered into a shareholder agreement with Pacific Premier pursuant to which each such executive officer and director agreed that at any meeting of the shareholders of SDTB, or in connection with any written consent of the shareholders of SDTB, the executive officer and director shall:

  •
  appear at such meeting or otherwise cause all shares of SDTB common stock owned by him to be counted as present thereat for purposes of calculating a quorum;

  •
  vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all shares of SDTB common stock beneficially owned by him or as to which he has, directly or indirectly, the right to direct the voting:

  •
  in favor of adoption and approval of the merger, the merger agreement and the transactions contemplated by the merger agreement;

  •
  against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SDTB contained in the merger agreement or of the director or officer contained in the shareholder agreement; and

  •
  against any acquisition proposal (as defined in "—No Solicitation" on page 70) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the performance of his, her, or its obligations under the shareholder agreement.

        Pursuant to the shareholder agreement, each SDTB executive officer and director also agreed, while the shareholder agreement is in effect, not to, directly or indirectly, sell, transfer, pledge, encumber (except for pledges or encumbrances existing as of the date of the shareholder agreement), distribute by gift, or otherwise dispose of any of the shares whether by actual disposition, physical settlement, or effective economic disposition through hedging transactions; nor to enter into any agreement with any person that violates shareholder's representations, warranties, covenants, and obligations under the shareholder agreement; nor to take any other action that reasonably could be expected to adversely effect, in any material respect, shareholder's power, authority, and ability to comply with and perform his, her, or its covenants and obligations under the shareholder agreement. Each SDTB executive officer and director also agreed not to deposit any shares in a voting trust, grant any proxy, or enter into any voting agreement or similar agreement or arrangement with respect to any shares.

        In addition, each SDTB executive officer and director agreed that, for a period of two (2) years following the consummation of the merger, they will not:

  •
  solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any employees of SDTB prior to consummation of the merger;

  •
  induce, persuade, encourage or influence any person or entity having a business relationship with Pacific Premier, the Bank or any of their affiliates to discontinue, reduce or restrict such relationship or solicit or target depositors, borrowers or customers of SDTB on the date of the merger agreement and/or as of the date the merger is consummated, except for general solicitations that are directed to the general public and not directed specifically to persons who were depositors, borrowers or customers of SDTB on the date of the merger agreement or as of the date the merger is consummated; or

  •
  disparage Pacific Premier, the Bank or any of their affiliates.

        The shareholder agreements shall remain in effect until the earlier to occur of the date, if any, of termination of the merger agreement in accordance with its terms, or the effective time of the merger.

Dissenters' Rights

        SDTB shareholders have the right to dissent from the merger and assert dissenters' rights, provided the requirements of the CGCL are followed. Any SDTB shareholder electing to exercise dissenters' rights must strictly comply with the provisions of Chapter of the CGCL.

        The following is intended to be a summary of the material provisions of the California statutory procedures required to be followed SDTB shareholders in order to demand and perfect dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the CGCL. The full text of these dissenters' provisions is reproduced in its entirety in Appendix C to this proxy statement/prospectus. If an SDTB shareholder wishes to consider exercising dissenters' rights, they should carefully review the text of Chapter 13 of the CGCL, since failure to timely and properly comply with the requirements of Chapter of the CGCL will result in the loss of dissenters' rights under California law.

        Chapter 13 of the CGCL provides SDTB shareholders who do not vote "FOR" approval of the merger agreement with the right, subject to compliance with the requirements summarized below, to dissent and demand the payment of, and to be paid in cash for, the fair market value of the shares of SDTB common stock owned by such SDTB shareholders as of the close of business on May 9, 2013, the record date for SDTB's special shareholders meeting to consider and vote upon the merger agreement. The fair market value of shares of SDTB common stock is determined as of March 5, 2013, which was the last day before the first public announcement of the terms of the merger.

        Not Vote "FOR" the Merger Agreement.    Any SDTB shareholder who desires to exercise dissenters' rights must not have voted his, her or its shares of SDTB common stock "FOR" approval of the merger agreement. If an SDTB shareholder returns a proxy without voting instructions or with instructions to vote "FOR" approval of the merger agreement, or votes in person at the SDTB shareholders special meeting "FOR" approval of the merger agreement, his, her or its shares of SDTB common stock will be counted as votes in favor of the merger agreement and such shareholder will lose any dissenters' rights. Thus, if an SDTB shareholder wishes to dissent and they execute and return a proxy, they must specify that their shares of SDTB common stock are to be voted "AGAINST" or "ABSTAIN" with respect to approval of the merger agreement.

        Written Demand for Payment.    To preserve dissenters' rights, an SDTB shareholder must make a written demand for the purchase of their shares of SDTB common stock and payment to them of the fair market value of their shares of SDTB common stock within 30 days after the date on which notice of SDTB shareholder approval (as described immediately below) of the merger agreement is mailed. Simply failing to vote for, or voting against, the merger agreement does not constitute a proper written demand under the CGCL. To comply with the requirements under the CGCL, the written demand must:

  •
  be received by SDTB (or Pacific Premier, as SDTB's successor if the merger has been consummated) not later than 30 days after the date on which the notice of approval is mailed;

  •
  specify the shareholder's name and mailing address and the number and class of shares of SDTB capital stock held of record which the shareholder demands that SDTB (or Pacific Premier, as its successor) purchase;

  •
  state that the SDTB shareholder is demanding purchase of their shares of SDTB common stock and payment of the fair market value of such shares; and

  •
  state the price that the SDTB shareholder claims to be the fair market value of their shares of SDTB common stock as of March 5, 2013, which statement of fair market value constitutes an offer by the SDTB shareholder to sell their shares of SDTB common stock to SDTB (or Pacific Premier, as its successor) at that price.

        Any written demands for payment from SDTB shareholders should be sent to SDTB at San Diego Trust Bank, 2550 Fifth Avenue, Suite 1010, San Diego, California 92103, Attention: Corporate Secretary. In the event the merger is consummated before the end of the 30-day period described above, the submissions may be made to Pacific Premier at Pacific Premier Bancorp, Inc., 17901 Von Karman Ave., Suite 1200, Irvine, California 92614, Attention: Corporate Secretary. Shares of SDTB common stock held by shareholders who have perfected their dissenters' rights in accordance with Chapter 13 of the CGCL and have not withdrawn their demands or otherwise lost their dissenters' rights are referred to in this summary as "dissenting shares."

        Notice of Approval.    If SDTB's shareholders approve the merger agreement, SDTB (or Pacific Premier, as its successor) is required within ten (10) days after the approval to send to those SDTB shareholders who did not vote "FOR" approval of the merger agreement a written notice of SDTB shareholder approval, accompanied by a copy of Sections 1300, 1302, 1303 and 1304 of the CGCL, a statement of the price determined by SDTB (or Pacific Premier, as its successor) to represent the fair market value of the dissenting shares as of March 5, 2013, and a brief description of the procedure to be followed if the SDTB shareholder desires to exercise the shareholder's dissenters' right under the CGCL. The statement of price determined by SDTB (or Pacific Premier, as its successor) to represent the fair market value of dissenting shares, as set forth in the notice of approval, will constitute an offer by SDTB (or Pacific Premier, as its successor) to purchase the dissenting shares at the stated price if the merger closes and the dissenting shares do not otherwise lose their status as such. Within 30 days after the date of the mailing of the notice of SDTB shareholder approval, a dissenting SDTB shareholder must submit to SDTB (or Pacific Premier, as its successor), or SDTB's transfer agent, for endorsement as dissenting shares, the stock certificates representing their shares of SDTB common stock as to which such SDTB shareholder is exercising dissenter's rights. If the dissenting shares are uncertificated, then the SDTB shareholder must provide written notice of the number of shares of SDTB common stock which the shareholder demands that SDTB (or Pacific Premier, as its successor) purchase within 30 days after the date of the mailing of the notice of SDTB shareholder approval.

        Submissions can be made to SDTB (or Pacific Premier, as successor) as described above, or to SDTB's transfer agent, Computershare, at 350 Indiana Street, Suite 750, Golden, CO, 80401, Attention: Adam Burnham.

        Payment of Agreed-Upon Price.    If SDTB (or Pacific Premier, as its successor) and a dissenting SDTB shareholder agree that the shareholder's shares SDTB common stock are dissenting shares and agree upon the price of the dissenting shares, the dissenting SDTB shareholder is entitled to receive the agreed price with interest at the legal rate on judgments from the date of that agreement. Payment for the dissenting shares must be made within 30 days after the later of the date of that agreement or the date on which all statutory and contractual conditions to the mergers are satisfied. Payments are also conditioned on the surrender of the certificates representing the dissenting shares.

        Determination of Dissenting Shares or Fair Market Value.    If SDTB (or Pacific Premier, as its successor) denies that the dissenting SDTB shareholder's shares of SDTB common stock are dissenting shares, or SDTB and the SDTB shareholder fail to agree upon the fair market value of the dissenting shares, then, within six months after the notice of SDTB shareholder approval of the merger is sent by SDTB (or Pacific Premier, as its successor), any SDTB shareholder demanding purchase of their shares of SDTB common stock as dissenting shares or any interested corporation may file a complaint in the superior court in the proper county praying the court to determine whether the shares of SDTB common stock are dissenting shares or the fair market value of the dissenting shares, or both, or may intervene in any action pending on such a complaint. If a complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters' rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

        On the trial of the action, the court determines the issues. If the status of the SDTB shareholder's shares of SDTB common stock as dissenting shares is in issue, the court first determines that issue. If the fair market value of the dissenting shares is in issue, the court determines, or appoints one or more impartial appraisers to determine, the fair market value of the dissenting shares.

        If the court appoints an appraiser or appraisers, the appraiser or appraisers shall proceed to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of the appraisers, shall make and file a report in the office of the clerk of the court. Thereafter, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        If the appraiser or appraisers fail to make and file a report within ten (10) days after the date of their appointment or within such further time as the court allows, or if the court does not confirm the report, the court will determine the fair market value of the dissenting shares. Subject to Section 1306 of the CGCL, the court will render a judgment against SDTB (or Pacific Premier, as its successor) for payment of an amount equal to the fair market value (as confirmed or determined by the court) of each dissenting share multiplied by the number of dissenting shares that any dissenting shareholder who is a party, or who has intervened, is entitled to require SDTB (or Pacific Premier, as its successor) to purchase, with interest at the legal rate from the date on which the judgment is entered. Any party may appeal from the judgment.

        The costs of the action, including reasonable compensation to the appraiser or appraisers to be fixed by the court, is assessed or apportioned as the court considers equitable. However, if the appraisal determined by the court is more than the price offered by SDTB (or Pacific Premier, as successor), SDTB (or Pacific Premier, as successor) will pay the costs, which may include, at the court's discretion, attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date the shareholder made the demand and submitted shares for endorsement if the value awarded by the court for the shares is more than 125% of the price offered by SDTB (or Pacific Premier, as successor).

        Maintenance of Dissenting Share Status.    Except as expressly limited by Chapter 13 of the CGCL, holders of dissenting shares continue to have all the rights and privileges incident to their shares of SDTB common stock until the fair market value of their shares of SDTB common stock is agreed upon or determined. A holder of dissenting shares may not withdraw a demand for payment unless SDTB (or Pacific Premier, as its successor) consents to the withdrawal.

        Dissenting shares lose their status as dissenting shares, and dissenting SDTB shareholders cease to be entitled to require SDTB (or Pacific Premier, as its successor) to purchase their shares of SDTB common stock, upon the happening of any of the following:

  •
  the merger is abandoned;

  •
  their shares of SDTB common stock are transferred before their submission for the required endorsement;

  •
  the dissenting SDTB shareholder and SDTB (or Pacific Premier, as its successor) do not agree on the status of the dissenting SDTB shareholder's shares of SDTB common stock as dissenting shares or do not agree on the purchase price, but neither SDTB (or Pacific Premier, as its successor) nor the shareholder files a complaint or intervenes in a pending action within six months after the date on which SDTB (or Pacific Premier, as its successor) mails a notice that SDTB's shareholders have approved the merger; or

  •
  with the consent of SDTB (or Pacific Premier, as its successor), the dissenting SDTB shareholder withdraws their demand for purchase of the dissenting shares.

        To the extent that the provisions of Chapter 5 of the CGCL (which place conditions on the power of a California corporation to make distributions to its shareholders) prevent the payment to any holders of dissenting shares of the fair market value of the dissenting shares, the dissenting SDTB shareholders will become creditors of SDTB (or Pacific Premier, as its successor) for the amount that they otherwise would have received in the repurchase of their dissenting shares, plus interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors of SDTB (or Pacific Premier, as its successor) in any liquidation proceeding, with the debt to be payable when permissible under the provisions of Chapter 5 of the CGCL.

        SDTB shareholders should be aware that the fair value of any shares of SDTB common stock as determined under Section 1300 of the CGCL could be more, the same, or less than the merger consideration.

        The failure of an SDTB shareholder to comply strictly with the CGCL requirements will result in a loss of dissenters' rights. A copy of the relevant statutory provisions is attached as Appendix C. SDTB shareholders are urged to refer to Appendix C for a complete statement concerning dissenters' rights. The foregoing summary of such rights is qualified in its entirety by reference to Appendix C.

MARKET FOR COMMON STOCK AND DIVIDENDS

Pacific Premier Market Information and Dividends

        Market Information.    Pacific Premier's common stock is traded on the Nasdaq Global Market under the symbol "PPBI." As of May 9, 2013, there were 15,437,531 shares of Pacific Premier common stock outstanding, which were held by approximately 2,089 holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

        The following table sets forth during the periods indicated the high and low sales prices of Pacific Premier common stock as reported on the Nasdaq Stock Market.

	Pacific Premier
	Market Price
	High	Low
Year Ending December 31, 2013
First Quarter	$13.29	$10.21
Second Quarter (through May 9, 2013)	13.19	11.63
Year Ending December 31, 2012
First Quarter	$8.35	$6.30
Second Quarter	8.50	7.53
Third Quarter	9.74	8.11
Fourth Quarter	11.49	9.50
Year Ending December 31, 2011
First Quarter	$7.30	$5.55
Second Quarter	7.20	6.12
Third Quarter	6.81	5.80
Fourth Quarter	7.12	5.50
Year Ending December 31, 2010
First Quarter	$5.03	$3.26
Second Quarter	5.42	4.10
Third Quarter	4.54	3.60
Fourth Quarter	5.90	4.05

        Although Pacific Premier recently completed a public offering of its securities, issued additional shares of common stock in connection with the completion of the FAB acquisition and expects to issue additional shares of common stock in the merger to holders of SDTB common stock, Pacific Premier may continue to experience a limited trading market for its common stock, which may cause fluctuations in the market value of its common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of its common stock.

        Dividends.    During the periods presented in the table above, Pacific Premier did not pay any dividends on its common stock. It is Pacific Premier's current policy to retain earnings to provide funds for use in its business. Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future.

SDTB Market Information and Dividends

        Market Information.    SDTB's equity securities consist of common stock, of which there were 2,151,395 shares outstanding, held by 152 shareholders of record, on May 9, 2013, and preferred stock, of which no shares are outstanding. Such number of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

        Trading in SDTB's common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. SDTB's common stock is not listed on any national securities exchange, although it is quoted on the OTCQB Market, or the OTCQB, under the ticker symbol "SDBK." Trades may also occur in unreported private transactions. The OTCQB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. Unlike the a national securities exchange, such as the New York Stock Exchange or the Nasdaq, the OTCQB does not impose listing standards and does not provide automated trade executions. Since January 1, 2012, SDTB common stock traded only 35% of the days the market was open.

        The following table sets forth the high and low closing bids for shares of SDTB's common stock for the periods indicated. Bid prices are based on information received from the OTCQB based on all transactions reported on the OTCQB. Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not reflect actual transactions.

	Closing Information
	High	Low
Year Ending December 31, 2013
First Quarter	$14.50	$13.01
Second Quarter (through May 9, 2013)	13.49	12.93
Year Ending December 31, 2012
First Quarter	$15.53	$12.62
Second Quarter	15.00	12.50
Third Quarter	13.50	11.75
Fourth Quarter	14.20	11.25
Year Ending December 31, 2011
First Quarter	$16.46	$11.78
Second Quarter	21.84	15.58
Third Quarter	16.02	14.56
Fourth Quarter	16.75	12.38

        The last reported trade of SDTB's common stock prior to the filing of this proxy statement/prospectus was on May 7, 2013, at $13.06. The last reported trade of SDTB's common stock on the date prior to the announcement of the merger was on February 26, 2013, at $14.50.

        Dividends.    SDTB has not declared or paid any dividends to date during 2013. SDTB declared and paid a 3% stock dividend in each of April 2011 and April 2012. Payment of stock or cash dividends in the future will depend upon its earnings and financial condition and other factors deemed relevant by its board of directors, as well as its legal ability to pay dividends, which are discussed below. Pursuant to the merger agreement, SDTB has certain restrictions on the payment of dividends to its shareholders pending the closing of the merger. See "The Merger—Business Pending the Merger" beginning on page 67.

        Holders of SDTB common stock are entitled to receive dividends, on a pro rata basis, as and when declared by its board of directors, out of funds legally available for the payment of dividends and as specified and limited by the California Financial Code and other banking regulations. Under Section 1132 of the California Financial Code, funds available for cash dividend payments by a bank are restricted to the lesser of a bank's retained earnings or a bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). Notwithstanding the provisions of Section 1132 of the California Financial Code, under Section 1133 thereof, a bank or a majority-owned subsidiary of a bank may, with prior approval from the California Department of Financial Institutions, the DFI, make a distribution to its shareholders in an amount not exceeding the greater of: (a) the retained earnings of the bank; (b) the net income of the bank for its last fiscal year; or (c) the net income of the bank for its current fiscal year. Notwithstanding the provisions of Section 1132 of the California Financial Code, under Section 1134 thereof, with prior DFI approval, a bank may make a distribution to its shareholders by means of redeeming its redeemable shares, and with prior DFI approval as well as the approval of the bank's outstanding shares, a bank may make a distribution to its shareholders in connection with a reduction of its contributed capital.

        If CA DFI finds that the shareholders' equity of SDTB is not adequate or that the payment of a dividend would be unsafe or unsound for SDTB, CA DFI may order SDTB not to pay a dividend to its shareholders. The Federal Deposit Insurance Corporation, the FDIC, also has the authority to prohibit a bank from engaging in business practices (including payment of dividends) considered by the FDIC to be unsafe or unsound.

        A more detailed discussion of SDTB dividends and restrictions thereto is set forth in this proxy statement/prospectus under "Comparisons of the Rights of Shareholders" beginning on page 127.

SDTB Securities Authorized for Issuance Under Equity Compensation Plan

        The San Diego Trust Bank Second Amended and Restated 2003 Stock Plan has been previously approved by SDTB's shareholders. SDTB has no equity compensation plans not previously approved by shareholders. The following table sets forth certain information concerning aggregate common stock options, warrants and rights authorized for issuance under the Second Amended and Restated 2003 Stock Plan.

Equity Compensation Plan Information at December 31, 2012

Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Plan (excluding securities reflected in Column 1)
457,597.07	$10.4734	40,756.07

Equivalent Market Value Per Share of SDTB Common Stock

        The following table sets forth the closing sale prices of (i) Pacific Premier common stock as reported on the Nasdaq Stock Market, and (ii) SDTB common stock as quoted on the OTCQB, on March 5, 2013, the last trading-day before Pacific Premier announced the merger, and on May 9, 2013, the last practicable trading-day before the distribution of this proxy statement/prospectus. To help illustrate the market value of the per share stock consideration to be received by SDTB's shareholders, the following table also presents the equivalent market value per share of SDTB common stock as of March 5, 2013 and May 9, 2013, which were determined by multiplying the closing price for Pacific Premier's common stock on those dates by the exchange ratio of 1.114 of a share of Pacific Premier common stock for each share of SDTB common stock. The equivalent market value per share of SDTB common stock presented below does not reflect the possible upward or downward adjustment if the PPBI Average Share Price is less than $10.832 or greater than $13.240, or the per share cash consideration that may also be received by holders of SDTB common stock. See "The Merger—The Merger Consideration" beginning on page 57 for additional information about the merger consideration to be received by holders of SDTB common stock, including the possible adjustments to the per share cash consideration and the per share stock consideration.

	Pacific Premier Common Stock	SDTB Common Stock	Equivalent Market Value Per Share of SDTB Common Stock
At March 5, 2013	$12.40	$14.50	$13.81
At May 9, 2013	$12.52	$13.06	$13.95

        Because the price of Pacific Premier common stock could fluctuate during the period of time when you elect the form of merger consideration that you wish to receive and the time you actually receive your shares of Pacific Premier common stock as merger consideration, you will be subject to the risk of a decline in the price of Pacific Premier common stock during this period. Shareholders are advised to obtain current market quotations for Pacific Premier common stock. The market price of Pacific Premier common stock at the effective time of the merger or at the time shareholders of SDTB receive Pacific Premier common stock in the merger following the consummation of the merger may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this proxy statement/prospectus or at the time of the special meeting. See "Risk Factors" beginning on page 31.

 INFORMATION ABOUT PACIFIC PREMIER

General

        Pacific Premier is a California-based bank holding company for the Bank, a California-chartered commercial bank. Pacific Premier's principal asset is all of the capital stock of the Bank. The Bank provides banking services to businesses, professionals and consumers in its primary market area of Southern California through ten locations in the cities of San Bernardino, Seal Beach, Huntington Beach, Los Alamitos, Irvine, Newport Beach, Palm Springs and Palm Desert, California. On March 15, 2013, the Bank completed its acquisition of First Associations Bank, or FAB, which added a new office in Dallas, Texas. The banking operations conducted in this new office will be exclusively focused on providing deposit and other services to homeowners associations, or HOAs, and HOA management companies nationwide. Through the Bank's branches and its Internet website at www.ppbi.com, the Bank offers a broad array of deposit and loan products and services for both businesses and consumer customers. As of December 31, 2012, Pacific Premier had, on a consolidated basis, total assets of $1.2 billion, total stockholders' equity of $134.5 million and total deposits of $904.8 million. At December 31, 2012, Pacific Premier had real estate loans and business loans collateralized by real estate totaling 67.9% of its gross loan portfolio. Beginning with the 2013 fiscal year, Pacific Premier's filing status with the Commission transitioned from a "smaller reporting company" to an "accelerated filer," as those terms are defined under Commission rules. Under the Commission's rules, Pacific Premier is permitted to continue to provide the scaled disclosure required of a "smaller reporting company" in its filings with the Commission until its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

        Based on information contained in Schedule 13Ds, Schedule 13Gs and Schedule 13Fs filed with the Commission, there are two shareholders (each of which is an institutional shareholder) who collectively beneficially own an aggregate of approximately 14.81% of Pacific Premier's outstanding common stock. These two shareholders, together with the shares of Pacific Premier common stock beneficially owned by Steven Gardner, Pacific Premier's president and chief executive officer, beneficially own an aggregate of approximately 15.63% of Pacific Premier's outstanding common stock. Pacific Premier is not aware of any agreements, arrangements or understandings between such shareholders with respect to the voting or disposition of any shares of Pacific Premier common stock. The 495,000 shares of Pacific Premier common stock issued in connection with the underwriters' exercise of their over-allotment option issued as part of its public offering of common stock in December 2012 are included in the calculation of these aggregate beneficial ownership percentages. Other than as publicly disclosed in their respective Schedule 13Ds, Schedule 13Gs or Schedule 13Fs filed with the Commission, Pacific Premier is not aware of any increase or decrease in the beneficial ownership of these seven shareholders, including as a result of the shares of common stock sold in Pacific Premier's recently completed public offering. To the extent that any of these seven shareholders purchased additional shares of Pacific Premier common stock in the offering, or purchased or sold shares of Pacific Premier common stock in the open market, through privately negotiated transactions or otherwise, their collective beneficial ownership of shares of Pacific Premier's common stock could have changed from the percentages provided above.

        On January 9, 2013, Pacific Premier issued 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of Pacific Premier's public offering of common stock in December 2012. The net proceeds from the offering after, including the underwriters' exercise of the over-allotment option, deducting underwriting discounts and commissions and estimated offering expenses were approximately $4.7 million. Pacific Premier intends to use the net proceeds of this offering for general corporate purposes, to support its ongoing and future anticipated growth and to augment the capitalization of the Bank. As of the date of this proxy statement/prospectus, the net proceeds from this offering have not been applied for any specific purpose other than being available to Pacific Premier and the Bank for general corporate purposes.

        Pacific Premier's principal executive offices are located at 17901 Von Karman Ave., Suite 1200, Irvine, California 92614 and its telephone number is (949) 864-8000.

Management and Additional Information

        Certain information relating to director and executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Pacific Premier set forth in Pacific Premier's annual report on Form 10-K, as amended, for the year ended December 31, 2012 or from Pacific Premier's 2013 annual meeting proxy statement, which are incorporated herein by reference. Shareholders wishing to obtain a copy of such document may contact Pacific Premier at its address or telephone number indicated under "Where You Can Find More Information" beginning on page 136.

INFORMATION ABOUT SDTB

Business

        SDTB is a California state chartered bank headquartered in San Diego, California. It was incorporated in June of 2003, opened for business in October of 2003, and currently operates three full-service offices in the San Diego California metropolitan area.

        SDTB is licensed to operate as a commercial bank under the California Banking Law and is subject to supervision by the California Department of Financial Institutions. In accordance with the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation insures the deposits of SDTB up to the maximum legal limit. SDTB's primary source of revenue is from investment securities and also from providing loans to customers, who are predominately small and middle-market businesses and individuals.

        SDTB offers a defined range of banking products, tailored to meet the needs of its customers, which includes secured and unsecured personal loans and lines of credit, commercial lines of credit, commercial loans for equipment financing, residential and commercial real estate loans, construction loans and bridge loans. SDTB also offer a variety of deposit products, including demand deposit accounts, interest-bearing checking accounts, money market accounts and certificates of deposit.

        At December 31, 2012, SDTB had total assets of $242 million, which were comprised of total investment securities of $135.8 million and total net loans of $36.2 million, total stockholders' equity of $25.7 million and total deposits of $187.9 million.

Competition

        The banking business in California, generally, and in SDTB's service areas, specifically, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks that have many offices operating over wide geographic areas. SDTB competes for deposits and loans principally with these major banks, community banks, savings and loan associations, finance companies, credit unions and other financial institutions located in its market areas. Among the advantages that the major banks have over SDTB are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in SDTB's service areas offer certain services (such as trust and international banking services) that are not offered directly by SDTB and, by virtue of their greater total capitalization, such banks have substantially higher lending limits.

        As of June 30, 2012, the most recent period for which figures are available, data reported by the FDIC indicated that the 637 banks and savings and loan offices then open in SDTB's primary market area, San Diego County, held approximately $60.89 billion in total deposits averaging approximately $95.6 million per banking office. SDTB's total deposits (approximately $180.5 million) in the San Diego market area constituted approximately 0.30% of the total deposits in that market.

        Moreover, all banks face increasing competition for loans and deposits from non-bank financial intermediaries such as mortgage companies, insurance companies, credit unions and securities firms.

        In order to compete, SDTB uses to the fullest extent possible the familiarity of its directors and officers with the market area and its residents and businesses and the flexibility that SDTB's independent status will permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by directors, officers and other employees. SDTB uses newspaper advertising to inform the business community of the services it offers. SDTB also utilizes emerging marketing techniques, such as the Internet and e-mail marketing, to reach target markets.

        SDTB has developed programs that are specifically addressed to the needs of entrepreneurs and their closely held businesses, professionals and their professional service firms, high net worth and high income individuals, as well as local area businesses and non-profit organizations. In the event there are customers whose loan demands exceed SDTB's lending limits, it arranges for such loans on a participation basis with other financial institutions and intermediaries. SDTB also assists those customers requiring other services not offered by SDTB to obtain those services from correspondent banks. In addition, SDTB offers ATM services by offsetting fees from foreign ATMs, courier services, bank-by-mail services remote deposit capture, online banking and direct deposit services.

Premises

        SDTB leases approximately 5,610 square feet of office space for its headquarters located at 2550 Fifth Avenue, Suite 1010, San Diego, CA 92103. The lease is with an unaffiliated third party. The lease commenced on March 15, 2006 and terminates on April 30, 2018. The monthly base rent for the premises is $13,838.00 for 2013.

        SDTB leases approximately 6,126 square feet of office space for its branch office located at 2550 Fifth Avenue, Suite 120, San Diego, CA 92103. The lease is with an unaffiliated third party. The lease commenced on November 01, 2003 and currently is month-to-month with a monthly base rent of $18,932.98.

        SDTB leases approximately 4,879 square feet of office space for its branch office located at 781 Garden View Court, Suite 100, Encinitas, CA 92024. The lease is with an unaffiliated third party. The lease commenced on October 15, 2007 and terminates on October 15, 2017. The monthly base rent for the premises is $16,543.88 for 2013.

        SDTB leases approximately 1,710 square feet of office space for its branch office located at 1110 Rosecrans Street, Suite 101, San Diego, CA 92106. The lease is with an unaffiliated third party. The lease commenced on August 15, 2010 and terminates on August 15, 2014. The monthly base rent for the premises is $3,448.40 for 2013.

        SDTB believes that its premises will be adequate for present and anticipated needs. SDTB also believes that it has adequate insurance to cover its premises.

Employees

        At December 31, 2012, SDTB had 25 full-time equivalent employees. Management of SDTB considers its relations with its employees to be good. SDTB is not a party to any collective bargaining agreement.

 Legal Proceedings

        SDTB is from time to time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to SDTB's business, it is not a party to, nor is any of its property the subject of, any material pending legal or administrative proceedings.

Effect of Existing or Probable Governmental Regulations on the Business of SDTB

        As a state-chartered bank with deposits insured by the FDIC, SDTB is subject to extensive governmental regulations on its business. Federal, state and local laws and regulations regarding the discharge of harmful materials into the environment may also have an impact on SDTB. Since SDTB is not involved in any business that manufactures, uses or transports any material amount of chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, SDTB's primary exposure to environmental laws is through its lending activities and through properties or businesses SDTB may own, lease or acquire. Based on a general survey of SDTB's loan portfolio, conversations with local appraisers and the type of lending currently and historically done by SDTB, management is not aware of any potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on SDTB.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SDTB

        This discussion presents the analysis of SDTB's financial condition and results of operations as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012. This discussion is designed to provide a more comprehensive review of the operating results and financial position of SDTB than could be obtained from an examination of the financial statements alone. This discussion should be read in conjunction with the financial statements of SDTB and the notes related thereto which appear elsewhere in this proxy statement/prospectus. See "Index to SDTB Financial Statements" beginning on page F-1.

        Statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Exchange Act, including SDTB's expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this proxy statement/prospectus are based on information available to SDTB as of the date of this proxy statement/prospectus and SDTB assumes no obligation to update any such forward-looking statements. It is important to note that SDTB's actual results could materially differ from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business areas in which SDTB conducts its operations. See "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 37.

General

        SDTB commenced operations on October 30, 2003 as a California-chartered commercial bank. SDTB is a member of the FDIC and is subject to the regulations of and periodic examinations by the CA DFI and the FDIC, its primary regulators.

        SDTB provides a wide range of financial services, including credit and deposit products, from its headquarters located in San Diego, California, as well as two full-service branches in the San Diego, California metropolitan area. SDTB's target clients include small and middle market businesses and individuals.

        SDTB's primary source of income is from the interest earned on loans and investment securities, and its primary expenses are interest paid on deposits and salaries and employee benefits.

        At December 31, 2012, SDTB had $242 million in total assets, $136 million in securities, $36 million in net loans, $188 million in total deposits and $26 million in total shareholders' equity.

        For the year ended December 31, 2012, net income totaled $1,815,000, or $0.82 per diluted share, compared to net income of $1,610,000, or $0.72 per diluted share, for the prior year. The increase in net income for the year ended December 31, 2012 was primarily due to an increase in gains on sale of securities of $196,000. SDTB recorded a (negative) provision for credit losses of ($450,000) and ($273,000) for the years ended December 31, 2012 and 2011, respectively, primarily related to a 25% decrease in the loan portfolio during the two years ended December 31, 2012 and the lack of any nonperforming or past due loans during that same period.

        The return on average total assets was 0.86% and 0.80% for 2012 and 2011, respectively. The return on average total shareholders' equity was 7.33% and 8.19% for 2012 and 2011, respectively.

 Critical Accounting Policies

        SDTB's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing practices in the banking industry. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred.

        Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for credit losses. SDTB's methodology to determine its allowance for credit losses incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date taking into account the characteristics of the loan portfolio, current economic conditions and historical credit loss experience. Although management believes that the level of the allowance as of December 31, 2012 is adequate to absorb losses inherent in SDTB's loan portfolio, a decline in the local economy or other adverse factors may result in increasing losses that cannot be reasonably predicted at this time. See "—Financial Condition" beginning on page 107.

Results of Operations

        Net Interest Income.    SDTB's earnings depend largely upon its net interest income, which is the difference between the income received from its loan and investment portfolios and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. SDTB's net interest income is affected by changes in the level and mix of interest-earning assets and interest-bearing liabilities, which are referred to as volume changes. SDTB's net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, which are referred to as rate changes. Interest rates charged on SDTB's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond SDTB's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Federal Reserve. Interest rates on deposits are affected primarily by rates charged by competitors.

        Net interest income totaled $6,495,000 for 2012, representing a decrease of $10,000, or 0.2%, from $6,505,000 for 2011. This decrease in net interest income reflects a $179,000 decrease in total interest income accompanied by a $168,000 decrease in total interest expense.

        Total interest income decreased $179,000, or 2.5%, in 2012 compared with 2011, primarily due to a lower yield of average interest-earning assets of 3.52% for 2012, which decreased from 3.85% in 2011.

        Total interest expense for the year ended December 31, 2012 decreased $169,000 or 24.6% from the year ended December 31, 2011. The decrease in total interest expense is primarily due to a decline in the rate paid on average interest-bearing liabilities, which decreased from 0.53% in 2011 to 0.40% in 2012.

        The noted decreases in interest income and interest expense are consistent with a protracted zero interest rate environment that has existed now for several years.

        Net Interest Margin and Net Interest Spread.    Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The net interest margin for the years ended December 31, 2012 and 2011 was 3.26% and 3.49%, respectively.

        The difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities is the net interest spread. The net interest spread is an indication of SDTB's ability to manage yields earned on loans and securities available-for-sale and rates paid on deposits and borrowings.

        For the year ended December 31, 2012, SDTB's net interest spread was 3.12%, as compared to 3.32% for the year ended December 31, 2011. Net interest spread did not change significantly between periods because the decrease in the yield on average total interest-earning assets was nearly offset by a decrease in the cost of average interest-bearing liabilities.

        The yield on average total interest-earning assets decreased from 3.85% for the year ended December 31, 2011 to 3.52% for the year ended December 31, 2012. The cost of average total interest-bearing liabilities declined from 0.53% for the year ended December 31, 2011 to 0.40% for the year ended December 31, 2012. Decreases in the yield on interest-earning assets occurred primarily as a result of maturities and pay-downs of loans and investment securities which were reinvested in lower yielding instruments as a result of the long downward trend in market interest rates. Decreases in the yield on interest-bearing liabilities were due to market-based downward adjustments to yields paid on various deposit products. These adjustments were made by SDTB management in response to the decreasing yields on interest-earning assets.

        The following tables show SDTB's average balances of assets, liabilities and shareholders' equity; the amount of interest income and interest expense; the average yield or rate for categories of interest-earning assets and interest-bearing liabilities; and the net interest margin and net interest spread for the indicated periods:

	Distribution, Yield and Rate Analysis of Net Interest Income For the Year Ended December 31,
	2012			2011
	(Dollars in Thousands)
	Average Balance	Interest Income or Expense	Average Yield or Rate	Average Balance	Interest Income or Expense	Average Yield or Rate
Assets:
Interest-earning assets:
Net loans(1)	$35,650	$2,363	6.63%	$41,192	$2,849	6.92%	$(486)
Securities available-for-sale	146,637	4,595	3.13%	123,092	4,277	3.47%	$318
Other interest-earning assets	16,685	54	0.32%	22,348	65	0.29%	$(11)

Total interest-earning assets	198,972	7,012	3.52%	186,632	7,191	3.85%	$(179)
Noninterest-earning assets	12,920			14,309

Total assets	$211,892			$200,941

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$11,294	$20	0.18%	$10,057	$18	0.18%	$2
Money market and savings deposits	104,255	433	0.42%	98,765	530	0.54%	$(97)
Time certificates of deposit	7,399	51	0.69%	13,683	117	0.86%	$(66)

Total interest-bearing deposits	122,948	504	0.41%	122,505	665	0.54%	$(161)
Other borrowings	5,036	13	0.26%	7,156	21	0.29%	$(8)

Total interest-bearing liabilities	127,984	517	0.40%	129,661	686	0.53%	$(169)

Noninterest-bearing liabilities:
Demand deposits	57,570			50,430
Other liabilities	1,570			1,202

Total noninterest-bearing liabilities	59,140			51,632

Total liabilities	187,124			181,293
Shareholders' equity	24,768			19,648

Total liabilities and shareholders' equity	$211,892			$200,941

Net interest income		$6,495			$6,505

Net interest spread(2)			3.12%			3.32%
Net interest margin			3.26%			3.49%
Average interest-earning assets as a percentage average interest-bearing liabilities			155.47%			143.94%

(1)
Loans are net of the allowance for credit losses and net deferred loan fees/costs. Unamortized net deferred loan fees were $46,000 and $86,000 at December 31, 2012 and 2011, respectively.

(2)
Weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities for the indicated period.

        The following table sets forth the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities, respectively, and the amount of change attributable to changes in balances ("volume changes") and changes in interest rates ("rate changes"):

	Year Ended December 31, 2012 vs. 2011 Change Due to
	Dollars in Thousands
	Volume	Rate	Total
Increase (decrease) in interest income:
Loans, net(1)	$(181)	$(305)	$(486)
Securities available-for-sale	162	156	318
Other interest-earning assets	48	(59)	(11)

Total	29	(208)	(179)

(Increase) decrease in interest expense:
Interest-bearing demand deposits	(6)	4	(2)
Savings and money market deposits	(65)	162	97
Time certificates of deposit	60	6	66
Other borrowings	(5)	13	8

Total	(16)	185	169

Increase (decrease) in net interest income	$13	$(23)	$(10)

(1)
Loans are net of unamortized net deferred fees/costs. Amortized loan fees and costs have been included in the calculation of net interest income. Net loan fees recognized in interest income totaled $45,000 and $15,000 for the years ended December 31, 2012 and 2011, respectively.

        Provision for Credit Losses.    SDTB accounts for credit risk associated with lending activities through its allowance for credit losses and provision for credit losses. The provision for credit losses is the expense recognized in the statement of income to adjust the allowance for credit losses to the level deemed appropriate by management based upon application of SDTB's allowance methodology procedures. Specifically identifiable and quantifiable losses are immediately charged-off against the allowance for credit losses. The procedures for monitoring the adequacy of the allowance for credit losses, as well as detailed information about the allowance itself, are included below. See "—Financial Condition—Allowances for Credit Losses" beginning at page 110.

        For the years ended December 31, 2012 and 2011, SDTB recorded (negative) provisions for credit losses of ($450,000) and ($273,000), respectively. The (negative) provision for credit losses reflects the impact of management's continuing assessment of the credit quality of SDTB's loan portfolio, which is affected by a variety of factors including the size and composition of the loan portfolio, information about specific borrower situations, estimated collateral values and general economic factors and reflects a 25% decrease in the loan portfolio during the two-year period ended December 31, 2012 combined with the lack of any nonperforming loans in 2012 and 2011 during that same period.

        Noninterest Income.    For the years ended December 31, 2012 and 2011, total noninterest income was $918,000 and $663,000, respectively. The year-over-year increase is primarily attributable to a $196,000 increase in gains on the sale of securities available-for-sale.

        Noninterest Expense.    For the years ended December 31, 2012 and 2011, total noninterest expense was $5,495,000 and $5,574,000, respectively, reflecting a $79,000, or 1.4%, decrease year-over-year. The decrease was primarily due to reduced depreciation expense on leasehold improvements and equipment which related to a write-down of abandoned leasehold improvements and equipment in the amount of $56,000 that occurred in 2011 that did not re-occur in 2012.

        Noninterest expense as a percentage of average total interest-earning assets improved to 2.76% for the year ended December 31, 2012, down from 2.99% for the year ended December 31, 2012. The efficiency ratio also improved year-over-year, declining from 80.3% in 2011 to 78.6% in 2012.

        The following table sets forth the major components of noninterest expense:

	For the Year Ended December 31,
	2012		2011
	(Dollars in Thousands)
	$ Amount	Percent of Total	$ Amount	Percent of Total
Salaries and employee benefits	$3,039	55%	$3,017	54%
Occupancy and fixed assets	1,032	19%	1,097	20%
Legal and other professional fees	643	12%	548	10%
Marketing and promotion	70	1%	76	1%
Office expenses	172	3%	187	3%
Correspondent bank charges	50	1%	53	1%
Messenger and delivery services	51	1%	49	1%
Other	438	8%	547	10%

Total noninterest expense	$5,495	100%	$5,574	100%

As a percentage of average earning assets		2.76%		2.99%

Efficiency ratio		78.61%		80.31%

        Provision for Income Taxes.    For the years ended December 31, 2012 and 2011, SDTB's effective tax rate was 23.3% and 13.8%, respectively. The decrease in effective tax rate is primarily attributable to tax exempt income relating to municipal bonds and income from cash surrender value of bank-owned life insurance.

Market Risk/Interest Rate Risk Management

        Market risk is the risk of loss from adverse changes in market prices or rates. SDTB's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit-taking activities. SDTB's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact SDTB's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. SDTB's management actively monitors and manages its interest rate exposure.

        Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is SDTB's objective to control risks associated with interest rate movements within tolerances approved by its board of directors. In general, management's strategy is to match asset and liability balances within maturity and repricing categories to limit SDTB's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time.

        Interest Rate Risk.    Interest rate risk is inherent in financial institutions and financial services companies. Interest rate risk results from assets and liabilities maturing or repricing at different times, from assets and liabilities repricing at the same time but in different amounts or from short-term and long-term interest rates changing by different amounts. Generally speaking, the rates of interest that SDTB earns on its assets, and pays on its liabilities, are established contractually for specified periods of time. Market interest rates change over time and if a financial institution cannot quickly adapt to interest rate changes, it may be exposed to volatility in earnings. For instance, if SDTB were to fund long-term fixed rate assets with short-term variable rate deposits and interest rates were to rise over the term of the assets, the short-term variable rate deposits would rise in cost and adversely affect net interest income. Similar risks exist when rate sensitive assets (for example, prime rate-based loans) are funded by longer-term fixed rate liabilities in a falling interest rate environment.

        SDTB uses two primary measurement processes on a quarterly basis to quantify and manage exposure to interest rate risk: net interest income and net income simulations and economic value of equity analyses. Net interest income and net income simulations are used to identify the direction and severity of interest rate risk exposure over a 12- and 24-month forecast horizon. Economic value of equity analyses are used to estimate the price sensitivity of shareholders' equity to changes in interest rates.

        SDTB also uses gap analysis to provide insight into mismatches of asset and liability cash flows. The interest rate sensitivity gap is determined by subtracting the amount of liabilities from the amount of assets that reprice during a particular time interval. A liability-sensitive position results when more assets than liabilities reprice within a given period. Conversely, an asset-sensitive position results when more assets than liabilities reprice within a given period.

        As of December 31, 2012, SDTB was generally liability sensitive at the measured time horizons, with a negative cumulative one-year gap of $66.0 million, or 27.3% of total assets, and a negative cumulative five-year gap of $42.6 million, or 17.6% of total assets. As more of its liabilities than assets will reprice over a five-year horizon, SDTB will realize lower net interest income in a rising rate environment and higher net interest income in a falling interest rate environment with all other conditions remaining constant.

        The following table sets forth the interest rate sensitivity of SDTB's interest-earning assets and interest-bearing liabilities as of December 31, 2012 using the interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual repricing patterns may differ from contractual repricing patterns, particularly with mortgage-backed securities which comprise a significant portion of total securities available-for-sale.

	As of December 31, 2012 Amounts Subject to Repricing Within:
	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Non-Rate Sensitive	Total
	(Dollars in Thousands)
Assets:
Cash and cash equivalents	$56,118	$—	$—	$—	$2,746	$58,864
Interest-bearing time deposits in other banks	249	249	—	—	—	498
Securities available-for-sale	3,650	4,500	6,700	113,194	7,705	135,749
Loans, net	13,356	4,966	17,488	1,461	(1,059)	36,212
Other assets	—	—	—	—	10,682	10,682

Total assets	$73,373	$9,715	$24,188	$114,655	$20,074	$242,005

Liabilities and shareholders' equity
Demand deposits	$—	$—	$—	$—	$63,056	$63,056
Interest-bearing demand deposits	13,816	—	—	—	—	13,816
Savings and money market deposits	105,588	—	—	—	—	105,588
Time deposits	2,629	2,121	674	—	—	5,424
Other borrowings	25,000	—	—	—	—	25,000
Noninterest-bearing liabilities and shareholders' equity	—	—	—	—	29,121	29,121

Total liabilities and shareholders' equity	$147,033	$2,121	$674	$—	$92,177	$242,005

Interest rate sensitivity gap	$(73,660)	$7,594	$23,514	$114,655
Cumulative interest rate sensitivity gap	$(73,660)	$(66,066)	$(42,552)	$72,103
As a percentage of total assets: Interest rate sensitivity gap	-30.44%	3.14%	9.72%	47.38%
Cumulative interest rate sensitivity gap	-30.44%	-27.30%	-17.58%	29.79%

Liquidity and Capital Resources

        Liquidity.    Liquidity is SDTB's ability to maintain sufficient cash flow to meet obligations as they come due, fund loan demand and take advantage of investment opportunities as they arise. Changes in liquidity can be anticipated or unanticipated. SDTB actively manages its liquidity on a daily basis because adequate liquidity is essential to address balance sheet fluctuations without causing undue rise in cost, risk or disruption to normal operating conditions. SDTB's Asset-Liability Management Committee and its board of directors periodically reviews SDTB's liquidity position.

        SDTB's principal sources of liquidity are deposit growth and principal and interest payments on loans and securities available-for-sale. To supplement these primary sources of liquidity, SDTB maintains contingent funding sources, which include unsecured overnight borrowing lines of credit totaling $9,000,000 at December 31, 2012 with two of its correspondent banks and secured borrowing facilities at the Federal Home Loan Bank of San Francisco, or the FHLB. At December 31, 2012,

SDTB had a total borrowing capacity of $55 million at the FHLB with outstanding FHLB advances totaling $25 million, leaving unused borrowing capacity of $30 million. The outstanding advances matured on January 3, 2013 and carried an interest rate of 0.26%.

        Capital Resources.    Total shareholders' equity was $26 million at December 31, 2012, compared to $23 million at December 31, 2011. The primary reasons for the increase in total shareholders' equity have been an increase in net income of $1.8 million from 2011 to 2012, and a $1.1 million increase in the unrealized gain, net of tax, on securities available-for-sale.

        Management is committed to maintaining capital at a level to assure shareholders, customers and regulators that SDTB is financially sound and able to support its growth from its retained earnings. SDTB is subject to risk-based capital regulations adopted by the federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution's asset risk profile and off-balance sheet exposures. The risk-based capital guidelines assign risk weightings to assets both on- and off-balance sheet and place increased emphasis on common equity in the capital structure. According to the regulations, institutions whose Tier 1 risk-based capital ratio, total risk-based capital ratio and leverage ratio meet or exceed 6%, 10% and 5%, respectively, are generally deemed to be "well-capitalized". Based on these guidelines, SDTB's Tier 1 and total risk-based capital ratios at December 31, 2012 were 28.4% and 29.7%, compared to 25.6% and 26.9% at December 31, 2011, respectively. SDTB's leverage ratio was 9.7% at December 31, 2012, compared to 9.2% at December 31, 2011. All of SDTB's capital ratios were above the minimum regulatory requirements for a "well-capitalized" institution.

Contractual Obligations

        As of December 31, 2012, SDTB had contractual obligations for the following payments, by type and period due:

	Contractual Obligations—Payments Due by Period
	Total	One Year or Less	Over One Through Three Years	Over Three Years Through Five Years	Over Five Years
	(Dollars in Thousands)
FHLB advances	$25,000	$25,000	$—	$—	$—
Operating lease obligations	$2,336	$459	$846	$847	$184

        Impact of Inflation.    The impact of inflation on a financial institution differs significantly from such impact on other companies. banks, as financial intermediaries, have assets and liabilities that tend to move in concert with inflation both as to interest rates, yields and value. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity gap. SDTB attempts to structure its mix of financial instruments and manage its interest rate risk sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital. See "Interest Rate Risk." Inflation has been moderate in recent years and has had little or no effect on the financial condition and results of operations of SDTB during the periods covered in this proxy statement/prospectus.

Financial Condition

        Summary.    SDTB experienced growth in deposits in 2012 which also resulted in growth in total assets and securities available for sale. New funds received through increased deposits were primarily invested in securities available for sale due to a combination of poor loan demand and SDTB's conservative underwriting policies. Deposit growth was mainly attributable to increased deposits at a new branch opened in 2010 in the Point Loma area of San Diego, California. SDTB's reputation as a safe and secure institution during uncertain economic times also contributed to deposit growth in 2012.

        Total assets were $242 million at December 31, 2012, compared to $213 million at December 31, 2011, representing an increase of 13.6%.

        Total net loans were $37 million at December 31, 2012, compared to $40 million at December 31, 2011, representing a decrease of 7.5%.

        Total securities available-for-sale were $136 million at December 31, 2012, compared to $131 million at December 31, 2011, representing an increase of 3.8%.

        Total deposits were $188 million at December 31, 2012, compared to $169 million at December 31, 2011, representing an increase of 11.2%.

        Loans.    SDTB's loan portfolio represents approximately 15.4% of SDTB's total assets. The quality and diversification of its loan portfolio are important considerations when reviewing SDTB's results of operations.

        At December 31, 2012, total loans outstanding were $37.2 million, compared to $39.7 million at December 31, 2011. This decrease of 6.3% reflects SDTB's strict underwriting standards for new loans and the lack of loan demand in the current economic environment.

        The following table sets forth the composition of SDTB's loan portfolio as of the dates indicated:

	As of December 31,
	2012		2011
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Construction and land development	$3,822	10.25%	$2,600	6.54%
Commercial real estate	27,498	73.78%	29,298	73.71%
Residential real estate	953	2.56%	2,417	6.08%
Commercial	4,729	12.69%	5,409	13.61%
Consumer and Other	269	0.72%	25	0.06%

Total gross loans	37,271	100.00%	39,749	100.00%
Deferred loan (fees) costs	(46)		(85)

Total loans	37,225		39,664
Less allowance for credit losses	(1,013)		(1,463)

Loans, net	$36,212		$38,201

        Commitments.    During the ordinary course of business, SDTB will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of SDTB to its customers which is not represented in any form in the balance sheet. These commitments include, to varying degrees, elements of credit and interest rate risk not recognized in SDTB's financial statements.

        The effect on SDTB's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

        At December 31, 2012 and December 31, 2011, SDTB had undisbursed loan commitments outstanding of $5.4 million whose contractual amounts represent credit risk.

        Loan Maturities and Sensitivity to Changes in Interest Rates.    The following table shows the maturity distribution of SDTB's outstanding loans as of December 31, 2012. The loan amounts are based on contractual maturities although borrowers may have the ability to prepay. In addition, the table excludes net deferred loan fees totaling $46,000.

	As of December 31, 2012
	Within One Year	After One But Within Five Years	After Five Years	Total
	(Dollars In Thousands)
Maturities:
Construction and land development	$3,822	$—	$—	$3,822
Commercial real estate	5,770	12,491	9,237	27,498
Residential real estate	—	953	—	953
Commercial	2,594	2,135	—	4,729
Consumer and other	126	143	—	269

Total gross loans before net deferred loan fees	$12,312	$15,722	$9,237	$37,271

Repricing:
Loans with variable (floating) interest rates	$11,487	$7,932	$—	$19,419
Loans with predetermined (fixed) interest rates	6,835	9,556	1,461	17,852

	$18,322	$17,488	$1,461	$37,271

        Nonperforming Assets.    Nonperforming assets are comprised of loans on nonaccrual status, loans 90 days or more but not on nonaccrual status, loans restructured where the terms of repayment have been renegotiated resulting in a reduction of deferral of interest or principal and other real estate owned, or OREO. Management generally places loans on nonaccrual status when they become 90 days past due, unless they are both fully secured and in the process of collection. Loans may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms and where SDTB believes the borrower will eventually overcome these circumstances to repay the loan in full. OREO consists of real property acquired through foreclosure or similar means that management intends to offer for sale.

        Management's classification of a loan as nonaccrual or restructured is an indication that there is reasonable doubt as to the full collectability of principal or interest on the loan. At this point, SDTB stops recognizing income from the interest on the loan and reverses any uncollected interest that has been accrued but unpaid. If the loan deteriorates further due to a borrower's bankruptcy or similar financial problems, unsuccessful collection efforts or a loss classification by regulators or auditors, the remaining balance of the loan is then charged-off. These loans may or may not be collateralized, but collection efforts are continuously pursued.

        SDTB had no nonperforming loans as of December 31, 2012 or December 31, 2011. SDTB had one parcel of OREO at December 31, 2012 and 2011 in the amount of $752,000.

        The following table provides information with respect to the components of SDTB's nonperforming assets as of the dates indicated:

	As of December 31,
	2012	2011
	(Dollars in Thousands)
Nonaccrual loans	$—	$—
Restructured loans on nonaccrual status(1)	—	—
Loans past due 90 days or more and still accruing	—	—

Total nonperforming loans	—	—
Other real estate owned	752	752

Total nonperforming assets	$752	$752

Nonperforming loans as a percentage of total loans	0.00%	0.00%
Allowance for credit losses as a percentage of nonperforming loans	N.M	N.M

(1)
A "restructured loan" is a loan whose terms were renegotiated to provide for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and where interest income is no longer recognized.

        Allowance for Credit Losses.    The allowance for credit losses reflects management's judgment of the level of allowance adequate to provide for probable losses inherent in the loan portfolio. On a quarterly basis, management assesses the overall adequacy of the allowance for credit losses utilizing a methodology which includes an individual analysis of specific categories of loans, specific categories of classified loans and individual classified loans. The adequacy of the allowance for credit losses is determinable only on an approximate basis since estimates as to the magnitude and timing of loan losses are not probable because of the impact of external events.

        Evaluation of the adequacy of the allowance for credit losses is based upon relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy and credit documentation as well as an amount for other factors that, in management's judgment, deserve recognition in estimating possible loan losses. These factors include, but are not limited to, historical charge-offs, estimated future losses on all significant loans, credit concentrations, certain classes or composition of loan, trends in the portfolio, delinquencies and nonaccruals, economic factors and the experience of management.

        The allowance for credit losses is established through a provision for credit losses charged to expense. Loan losses are charged against the allowance when management believes that the collectability of principal is unlikely. Subsequent recoveries of charged-off amounts are credited to the allowance for credit losses.

        The table below summarizes the activity in SDTB's allowance for credit losses for the periods indicated:

	December 31,
	2012	2011
	(Dollars in Thousands)
Balances:
Average total loans outstanding during period	$37,060	$42,875
Total loans outstanding at the end of period	37,271	39,749
Allowance for credit losses:
Beginning of the year	$1,463	$1,463
Charge-offs:
Construction and land development	—	—
Commercial real estate	—	—
Residential real estate	—	—
Commercial	—	—
Consumer and Other	—	—

Total charge-offs	—	—
Recoveries:
Construction and land development	—	—
Commercial real estate	—	—
Residential real estate	—	273
Commercial	—	—
Consumer and Other	—	—

Total recoveries	—	273
Net charge-offs (recoveries)	—	273

(Negative) Provision for credit losses	(450)	(273)
Balance at the end of period	$1,013	$1,463

Selected Ratios:
Net loan charge-offs (recoveries) as a percentage of:
Average total loans	0.00%	-0.64%
Total loans at end of period	0.00%	-0.69%
(Negative) provision for credit losses	0.00%	-100.00%
Allowance for credit losses as a percentage of:
Average total loans	2.73%	3.41%
Total loans at end of period	2.72%	3.68%
Total nonperforming loans at end of period	0.00%	0.00%

        For the year ended December 31, 2012, SDTB recorded a (negative) provision for credit losses of ($450,000), compared to a (negative) provision of ($273,000) for 2011. The negative provisions for credit losses for 2012 and 2011 were primarily related to a 25% decrease in the loan portfolio that occurred during the two-year period ended December 31, 2012, combined with the lack of any nonperforming or past due loans during that same period.

        Management is committed to maintaining the allowance for credit losses at a level that is considered to be commensurate with estimated and known risks in the loan portfolio. As of December 31, 2012, management believed that the allowance for credit losses of $1.0 million was adequate based on its assessment of such factors. However, no assurance can be given that economic conditions which adversely affect SDTB's service areas or other circumstances will result in increased provisions for credit losses or loan losses in the future.

        The following table provides a breakdown of the allowance for credit losses by category as of the dates indicated:

	Allocation of the Allowance for Credit Losses As of December 31,
	2012		2011
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in Thousands)
Construction and land development	$137	10.25%	$120	6.54%
Commercial real estate	670	73.78%	925	73.71%
Residential real estate	26	2.56%	80	6.08%
Commercial	168	12.69%	336	13.61%
Consumer and Other	12	0.72%	1	0.06%

Total allowance for credit losses	$1,013	100.00%	$1,462	100.00%

        Securities Available-for-Sale.    The primary objectives of SDTB's securities portfolio, all of which is categorized as available-for-sale, are to support a sufficient level of liquidity, manage interest rate risk and generate an adequate total return comprised of interest income and gains on sale without taking undue risks.

        The following tables summarize the amortized cost, fair value and distribution of SDTB's securities portfolio as of the dates indicated:

	As of December 31,
	2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)
U.S. government agencies	$—	$—	$2,277	$2,278
Municipal securities	27,180	29,794	30,549	32,777
Mortgage-backed securities	35,139	36,402	44,176	45,685
SBA pools	50,898	54,061	35,035	36,556
Corporate bonds	14,827	15,492	12,872	13,497

Total	$128,044	$135,749	$124,909	$130,793

        At December 31, 2012, the fair value of securities available-for-sale totaled $136 million, an increase of $5 million, or 3.8%, from $131 million at December 31, 2011. The primary reason for the growth of the securities portfolio during this period is strong deposit growth and weak loan demand as a result of anemic economic growth in SDTB's market area.

        At December 31, 2012, the securities portfolio had an unrealized gain of $7.7 million, compared to an unrealized gain of $5.9 million at December 31, 2011, with the increase primarily attributable to increasing investor preference for high quality U.S. government and insured municipal bonds such as those held by SDTB. The unrealized gain on available-for-sale securities is excluded from net income and reported net of income taxes as other comprehensive income in the shareholders' equity section of the balance sheet.

        SDTB realized gains on the sale of securities totaling $423,000 and $227,000 during the years ended December 31, 2012 and 2011, respectively.

        At December 31, 2012, all mortgage-backed securities owned by SDTB were issued by U.S. government agencies or government sponsored entities which carry either the explicit or implicit guarantee of the United States government.

        All corporate bonds held by SDTB are of companies that are Fortune 100 corporations and are rated A- or above by Standard & Poors. Municipal bonds held by SDTB are all rated AA or higher by Standard & Poors or Moody's and additionally, carry insurance issued by the top rated municipal bond insurer in the nation or are guaranteed by specific funds of the individual states.

        The following table summarizes the contractual maturity characteristics of SDTB's securities portfolio by investment category as of December 31, 2012. Expected remaining maturities will differ from remaining contractual maturities as U.S. agency mortgage-backed securities and certain municipal bonds in SDTB's portfolio can be prepaid, refunded or called without penalty.

			As of December 31, 2012
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	$ Amount	Yield	$ Amount	Yield	$ Amount	Yield	$ Amount	Yield	$ Amount	Yield
	(Dollars in Thousands)
Available for sale:
Municipal bonds(1)	$—	N.A.	$—	N.A.	$6,650	3.80%	$23,144	4.00%	$29,794	3.96%
Mortgage-backed securities	—	N.A.	—	N.A.	—	N.A.	36,402	2.86%	36,402	2.86%
SBA pools	—	N.A.	—	N.A.	—	N.A.	54,061	3.27%	54,061	3.27%
Corporate bonds	6,201	4.46%	9,291	3.75%	—	N.A.	—	N.A.	15,492	4.20%

Total	$6,201	4.46%	$9,291	3.75%	$6,650	3.80%	$113,607	3.38%	$135,749	3.40%

(1)
Adjusted to a tax equivalent basis using the statutory 34% federal tax rate.

        Deposits.    Deposits are SDTB's primary source of liquidity. Total deposits as of December 31, 2012 were $188 million, compared to $169 million at December 31, 2011. Total average deposits increased $7.6 million, or 4.4%, to $181 million for the year ended December 31, 2012 from $173 million for the year ended December 31, 2011.

        The following table summarizes the distribution of daily average deposits and the daily average rates paid by deposit categories for the periods indicated:

	For the Year Ended December 31,
	2012		2011
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in Thousands)
Noninterest-bearing demand	$57,570	0.00%	$50,430	0.00%
Interest-bearing demand	11,294	0.18%	10,057	0.18%
Savings	4,299	0.20%	2,750	0.20%
Money market	99,956	0.42%	96,015	0.55%
Time deposits under $100,000	1,419	0.47%	1,780	0.66%
Time deposits $100,000 and over	5,980	0.74%	11,903	0.88%

Total deposits	$180,518	0.28%	$172,935	0.38%

        Average noninterest-bearing deposits increased $7.1 million, or 14.2%, to $58 million for the year ended December 31, 2012 from $50 million for the same period in the prior year.

        Average interest-bearing demand deposits increased $1.2 million, or 12.2%, to $11 million for the year ended December 31, 2012 from $10 million for the same period in the prior year.

        Average money market deposits increased $3.9 million, or 4.1%, to $100 million for the year ended December 31, 2012 from $96 million for the same period in the prior year.

        Average time deposits decreased $6.3 million, or 45.9%, to $7 million for the year ended December 31, 2012 from $14 million for the same period in the prior year.

        The significant increases in average demand and money market deposits reflect the results of SDTB's business development strategy and efforts to grow core deposits to fund its balance sheet.

        The following table sets forth the scheduled maturities of SDTB's time deposits in denominations of $100,000 or more as of the dates indicated:

	As of December 31,
	2012	2011
	(Dollars in Thousands)
Three months or less	$2,040	$7,218
Over three months through six months	761	271
Over six months through twelve months	922	652
Over twelve months	362	1,536

Total	$4,085	$9,677

CERTAIN BENEFICIAL OWNERSHIP OF SDTB COMMON STOCK

        The following tables set forth information as of May 9, 2013, pertaining to the beneficial ownership of SDTB common stock by: (i) each person who is known to SDTB to be the beneficial owner of more than five percent of SDTB common stock; (ii) each director of SDTB; (iii) each executive officer of SDTB; and (iv) all directors and executive officers of SDTB as a group. As used throughout this section, the term "executive officers" means SDTB's President/Chief Executive Officer/Chairman and its Senior Executive Vice President/Chief Operating Officer. The information contained herein has been obtained from SDTB's records and from information furnished directly to SDTB by each individual or entity. Applicable percentage ownership in the table is based on 2,151,395 shares of SDTB common stock outstanding as of May 9, 2013. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them. Unless otherwise indicated, the address for each of the shareholders below is San Diego Trust Bank, 2550 Fifth Avenue, Suite 120, San Diego, CA 92103.

Name of Beneficial Owner	Amount of Beneficial Ownership (# Shares)(1)		Percent of SDTB Common Stock Beneficially Owned(2)
William E. Cole, Director	50,667	(3)	2.35%
Christopher J. Coseo, Director	131,016	(4)	6.07%
James W. Ledwith, Director	57,018	(5)	2.61%
Michael A. Morton, Director	41,738	(6)	1.93%
Michael E. Perry, Chairman, Director, Chief Executive Officer and President	145,139	(7)	6.40%
James T. Reschan, Senior Executive Vice President/Chief Operating Officer	99,670	(8)	4.47%
James R. St. John, Director	122,738	(9)	5.69%
Richard H. Wesselink, Director	124,050	(10)	5.75%
Claudette G. Wilson, Director	28,690	(11)	1.33%
Directors and Named Executive Officers as a Group (nine (9) Persons)	800,726		32.91%

(1)
Includes all shares beneficially owned, whether directly and indirectly, individually or together with associates, jointly or as community property with a spouse, as well as any shares as to which beneficial ownership may be acquired within 60 days of May 9, 2013, by the exercise of options, warrants or other derivative securities.

(2)
The applicable percentage ownership is based on shares of SDTB common stock outstanding as of May 9, 2013, plus, on an individual basis, the right of that person to obtain shares of SDTB common stock upon exercise of SDTB stock options to purchase shares of SDTB common stock held by such person. Pursuant to the Commission's rules, SDTB did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Includes 8,323 shares that may be acquired through exercise of stock options.

(4)
Includes 8,323 shares that may be acquired through exercise of stock options. Includes 122,693 shares held of record by family trust of which he serves as trustee.

(5)
Includes 33,148 shares that may be acquired through exercise of stock options. Includes 23,870 shares held of record by family trust of which he serves as trustee.

(6)
Includes 13,733 shares that may be acquired through exercise of stock options. Includes 28,005 shares held of record by family trust of which he serves as trustee.

(7)
Includes 118,088 shares that may be acquired through exercise of stock options. Includes 1,591 shares held of record jointly with his spouse, 6,557 shares held of record in retirement accounts and 1,545 shares held of record by a minor's trust of which he serves as trustee.

(8)
Includes 79,944 shares that may be acquired through exercise of stock options. Includes 3,813 shares held of record jointly with his spouse and 15,913 shares held of record in retirement accounts.

(9)
Includes 6,201 shares that may be acquired through exercise of stock options. Includes 70,920 shares held of record by family trust of which he serves as trustee. Includes 28,326 shares held of record in retirement accounts and 17,291 shares held of record by trust accounts of which he serves as trustee.

(10)
Includes 7,050 shares that may be acquired through exercise of stock options. Includes 27,622 shares held of record by family trust of which he serves as trustee. Includes 89,378 shares held in Pacific Tangible Investments, LLC, of which he serves a managing partner.

(11)
Includes 7,050 shares that may be acquired through exercise of stock options. Includes 11,457 shares held of record jointly with her spouse and 4,455 shares held of record in retirement accounts.

 UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA

        The following Unaudited Pro Forma Condensed Combined Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of Pacific Premier and the historical Statement of Financial Condition of SDTB as of and for the year ended December 31, 2012 (i) on an actual historical basis; (ii) on an as adjusted basis after giving effect to the sale of 495,000 newly issued shares of Pacific Premier common stock in January 2013 in connection with the underwriters' exercise of the over-allotment option in Pacific Premier's recently completed underwritten public offering; and to the completion of the acquisition of FAB by Pacific Premier on March 15, 2013, including the issuance of 1,279,217 shares of Pacific Premier common stock and payment of $37.2 million in cash as consideration to the holders of FAB common stock in exchange for their shares; and (iii) assuming the completion of the merger on December 31, 2012, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The following Unaudited Pro Forma Condensed Combined Statements of Operations for both the year ended December 31, 2012, combine the historical Consolidated Statements of Operations of Pacific Premier and the historical Statements of Operations of SDTB giving effect to (x) the recently completed acquisition of FAB at the beginning of the period presented as further described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements (x) the sale of 495,000 newly issued shares of Pacific Premier common stock in its recently completed underwritten public offering at the beginning of the period presented as further described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements and (z) the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

        Although pro forma financial information is not a measurement of performance calculated in accordance with GAAP, Pacific Premier and SDTB believe that pro forma financial information is important because it gives effect to the merger and the Pacific Premier public offering for the periods presented. The manner in which Pacific Premier and SDTB calculate pro forma financial information may differ from similarly titled measures reported by other companies.

        The unaudited pro forma combined financial information included in this proxy statement/prospectus is presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger or the Pacific Premier public offering had been completed on the dates or at the beginning of the periods indicated or which may be obtained in the future. The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the respective period's historical consolidated financial statements and the related notes of Pacific Premier, FAB and SDTB. The historical consolidated financial statements of Pacific Premier and FAB are filed with the Commission and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information." The historical financial statements of SDTB are included elsewhere in this proxy statement/prospectus. See "Index to SDTB Financial Statements" beginning on page F-1.

        The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the opportunities to earn additional revenue and does not include certain assumptions as to cost savings and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

        The unaudited pro forma combined stockholders' equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Pacific Premier's common stock or the actual or future results of operations of Pacific Premier for any period. Actual results may be materially different than the pro forma information presented.

	At December 31, 2012
	Historical Pacific Premier	Over- allotment Option Exercise(1)	Historical FAB	Pro Forma Adjustments for FAB Combination	Footnote Reference	Pro Forma Adjusted for the Over- allotment Option Exercise and FAB Acquisition	Historical SDTB	Pro Forma Adjustments for SDTB Combination	Footnote Reference	Pro Forma Combined with SDTB and Adjusted for the Over-Allotment Option Exercise and FAB Acquisition(2)
	(Dollars in thousands)
Assets
Cash and due from banks	$59,325	$4,678	$132,598	$(45,816)	(3)	$150,785	$59,362	$(20,859)	(12)	$189,288
Federal funds sold	27	—	—	—		27	—	—		27
Investment securities available for sale	84,066	—	145,358	—		229,424	135,749	—		365,173
Investment securities held to maturity	—	—	68,448	3,993	(4)	72,441	—	—		72,441
FHLB stock/Federal Reserve Bank stock, at cost	11,247	—	—	—		11,247	1,175	—		12,422
Loans held for sale, net	3,681	—	—	—		3,681	—	—		3,681
Loans held for investment	982,207	—	22,636	(453)	(5)	1,004,390	37,225	(1,013)	(5)	1,040,602
Allowance for loan losses	(7,994)	—	(224)	224	(6)	(7,994)	(1,013)	1,013	(6)	(7,994)

Loans held for investment, net	974,213	—	22,412	(229)		996,396	36,212	—		1,032,608
Premises and equipment	8,575	—	80	—		8,655	1,492	(149)		9,998
Goodwill	—	—	—	7,212	(7)	7,212	—	4,469	(13)	11,681
Core deposit intangibles	2,626	—	—	1,599	(8)	4,225	—	919	(8)	5,144
Other assets	30,032	—	6,769	(105)	(9)	36,696	8,015	1,513	(9)	46,224

Total assets	$1,173,792	$4,678	$375,665	$(33,346)		$1,520,789	$242,005	$(14,107)		$1,748,687

Liabilities
Deposits	$904,768	$—	$319,787	$—		$1,224,555	$187,875	$—		$1,412,430
Short term borrowings	87,000	—	8,172	—		95,172	—	—		95,172
Long term debt	38,810	—	—	—		38,810	25,000	—		63,810
Other liabilities	8,697	—	1,481	—		10,178	3,396	—		13,574

Total liabilities	1,039,275	—	329,440	—		1,368,715	216,271	—		1,584,986

Stockholders' equity
Preferred stock	—	—	—	—		—	—	—		—
Common stock	137	5	9,901	(9,889)	(10)	154	15,359	(15,347)	(10)	166
Additional paid in capital	107,453	4,673	11,114	1,753	(11)	124,993	1,170	10,445	(11)	136,608
Retained earnings	25,822	—	19,264	(19,264)	(10)	25,822	4,671	(4,671)	(10)	25,822
Accumulated other comprehensive income	1,105	—	5,946	(5,946)	(10)	1,105	4,534	(4,534)	(10)	1,105

Total stockholders' equity	134,517	4,678	46,225	(33,346)		152,074	25,734	(14,107)		163,701

Total liabilities and stockholders' equity	$1,173,792	$4,678	$375,665	$(33,346)		$1,520,789	$242,005	$(14,107)		$1,748,687

The accompanying Notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

	For the Year Ended December 31, 2012
	Historical Pacific Premier	Over- allotment Exercise	Historical FAB	Pro Forma Adjustments for FAB Combination	Footnote Reference	Pro Forma Adjusted for the Over- allotment Exercise and FAB Acquisition	Historical SDTB	Pro Forma Adjustments for SDTB Combination	Footnote Reference	Pro Forma Combined with SDTB and Adjusted for the Over- Allotment Exercise and FAB Acquisition(20)
Interest income	$52,947	$—	$9,375	$(953)	(14)	$61,369	$7,012	$101	(14)	$68,482
Interest expense	7,149	—	791	—		7,940	517	—		8,457

Net interest income	45,798	—	8,584	(953)		53,429	6,495	101		60,025
Provision for loan losses	751	—	(54)	—		697	(450)	—		247

Net interest income after provision for loan losses	45,047	—	8,638	(953)		52,732	6,945	101		59,778
Noninterest income	12,572	—	3,882	—	(15)	16,454	918	—	(15)	17,372
Noninterest expense	31,854	—	6,199	160	(16)	38,213	5,495	92	(16)	43,800

Income before income tax expense	25,765	—	6,321	(1,113)		30,973	2,368	9		33,350
Income tax	9,989	—	—	2,083	(17)	12,072	553	4	(17)	12,629

Net income	$15,776	$—	$6,321	$(3,196)		$18,901	$1,815	$5		$20,721

Per common share
Net income—basic	$1.49	$—	$3.19			$1.53	$0.84			$1.53
Net income—diluted	$1.44	$—	$3.09			$1.48	$0.82			$1.48
Weighted average common shares
Basic	10,571,073	495,000	1,980,229	(701,012)	(18)	12,345,290	2,149,775	(951,448)	(19)	13,543,617
Diluted	10,984,034	495,000	2,048,092	(768,875)	(18)	12,758,251	2,206,369	(1,008,042)	(19)	13,956,578

The accompanying Notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note A—Basis of Presentation

        The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and results of operations of Pacific Premier resulting from (i) the sale of 495,000 newly issued shares of Pacific Premier common stock as part of the underwriters' over-allotment option in an underwritten public offering, as to which the closing of the shares occurred on January 9, 2013 and the receipt of net proceeds of approximately $4.7 million by Pacific Premier from the sale of such shares, (ii) the FAB merger under the purchase method of accounting and (iii) the SDTB merger under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of both FAB and SDTB are recorded by Pacific Premier at their respective fair values as of the date the transaction is completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of Pacific Premier, FAB and SDTB as of December 31, 2012, as further adjusted after giving effect to the sale of 495,000 shares of newly issued Pacific Premier common stock as part of the underwriters' over-allotment option, as if the merger and the offering were completed on that date. The unaudited pro forma combined condensed consolidated statements of operations for the year ended December 31, 2012 gives effect to the merger of FAB and SDTB, as further adjusted after giving effect to the sale of 495,000 shares of newly issued Pacific Premier common stock as part of the underwriters' over-allotment option, as if the mergers and offering occurred on the first day of the year or January 1, 2012, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

        Since the merger is recorded using the purchase method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Pacific Premier's balance sheet. In addition, certain anticipated nonrecurring costs associated with the merger such as professional fees, legal fees and conversion-related expenditures are not reflected in the pro forma statements of operations.

        While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for purposes of the unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2012, Pacific Premier assumed no adjustments to the historical amount of FAB or SDTB's provision for credit losses. If such adjustments were estimated, there could be a reduction to the historical amounts of FAB's or SDTB's provision for credit losses presented.

Note B—Accounting Policies and Financial Statement Classifications

        The accounting policies of FAB and SDTB are in the process of being reviewed in detail by Pacific Premier. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C—Merger and Acquisition Integration Costs

        In connection with the merger, the plan to integrate Pacific Premier's operations with that of FAB's and SDTB's operations is still being developed. The specific details of this plan will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where they may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, selling

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note C—Merger and Acquisition Integration Costs (Continued)

or otherwise disposing of certain furniture and equipment. Pacific Premier also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and in the period incurred.

Note D—Estimated Annual Cost Savings

        Pacific Premier expects to realize revenue enhancements and cost savings following the merger with FAB and SDTB. These revenue enhancements and cost savings are not reflected in the pro forma financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note E—Pro Forma Adjustments

        The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

  (1)
  On January 9, 2013, Pacific Premier issued 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering. The net proceeds from the underwriters' exercise of the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses, was approximately $4.7 million.

  (2)
  The pro forma data in this column presents the unaudited financial data for Pacific Premier on a pro forma combined basis reflecting the consummation of the merger with FAB and with SDTB, as if the merger had taken place as of December 31, 2012, after giving effect to the pro forma adjustments for the mergers as described in the other footnotes to this table, and as further adjusted after giving effect to the sale of 495,000 newly issued shares of Pacific Premier common stock in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering and the receipt of net proceeds of approximately $4.7 million by Pacific Premier from the sale of such shares.

  (3)
  Payment of the aggregate per share cash consideration in the amount of $37.6 million to FAB shareholders, which amount assumes no adjustments to the cash portion of the merger consideration are made, $3.5 million to holders of FAB stock options and FAB warrants and the $5.1 million for estimated transaction costs.

  (4)
  Adjustment made to reflect the preliminary estimated market value of FAB's investment securities held to maturity.

  (5)
  Adjustment made to reflect the preliminary estimated market value of loans held for investment, which includes an estimate of lifetime credit losses. Loans held for investment include net deferred costs and unearned discounts.

  (6)
  Purchase accounting reversal of allowance for loan losses, which cannot be carried over.

  (7)
  Represents the recognition of goodwill resulting from the difference between the consideration paid to FAB shareholders less the net fair value of the acquired assets and assumed liabilities.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note E—FAB Pro Forma Adjustments (Continued)

    Goodwill can be summarized as follows (dollars in thousands, except share and per share data):

Total FAB shares outstanding at merger announcement		1,980,229
Multiplied by share exchange ratio (portion of Pacific Premier shares for each FAB share)		0.646

Pacific Premier shares issued to FAB shareholders, net of fractional shares		1,279,217
Pacific Premier issue price per share		$12.46

Value of stock consideration paid to FAB common shareholders		15,939
Cash consideration to FAB common shareholders		37,228
Cash consideration for option and warrant holders		3,488

Total pro forma merger consideration paid		$56,655

Carrying value of FAB net assets at December 31, 2012		$46,225
Fair value adjustment to assets and liabilities (debit / credit):
Investment securities held to maturity	3,993
Loans held for investment, net	(229)
Core deposit intangible	1,599
Deferred tax effect of adjustments, excluding transaction costs (40%)	(2,145)

Total fair value adjustments		3,218

Fair value of net assets acquired on December 31, 2012		49,443

Excess of fair value of net assets acquired over consideration paid		$7,212

  (8)
  Purchase accounting adjustment in recognition of the fair value of core deposit intangible assets, which is assumed to be 0.50% of core deposits.

  (9)
  A net deferred tax liability resulting from the fair value adjustments related to the acquired assets and assumed liabilities.

  (10)
  Purchase accounting reversal of common equity accounts.

  (11)
  Adjustment to additional paid in capital includes consideration paid, transaction costs, fair market value adjustments, tax adjustments and goodwill created.

  (12)
  Payment of the aggregate per share cash consideration in the amount of $14.4 million to SDTB shareholders, which amount assumes no adjustments to the cash portion of the merger consideration are made, $1.8 million to holders of SDTB stock options and $4.7 million for estimated transaction costs at closing.

  (13)
  Represents the recognition of goodwill resulting from the difference between the consideration paid to SDTB shareholders less the net fair value of the acquired assets and assumed liabilities, assuming no adjustments to the cash portion and the stock portion of the merger

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note E—SDTB Pro Forma Adjustments (Continued)

    consideration. Goodwill can be summarized as follows (dollars in thousands, except share and per share data):

Total SDTB shares outstanding at merger announcement		2,151,395
Multiplied by share exchange ratio (portion of Pacific Premier shares for each SDTB share)		1.114

Multiplied by 50% to ensure 50% of the aggregate merger consideration paid by Pacific Premier to holders of SDTB common stock will be Pacific Premier common stock		50%
Estimated Pacific Premier shares issued to SDTB shareholders		1,198,327
Pacific Premier issue price per share		$12.036

Value of stock consideration paid to SDTB common shareholders		14,425
Cash consideration to SDTB common shareholders		14,425
Cash consideration for option and warrant holders		1,770

Total pro forma merger consideration paid		$30,620

Carrying value of SDTB net assets at December 31, 2012		$25,734
Fair value adjustment to assets and liabilities (debit / credit):
Premises and Equipment	(149)
OREO	(75)
Core deposit intangible	919
Deferred tax effect of adjustments, excluding transaction costs (40%)	(278)

Total fair value adjustments		417

Fair value of net assets acquired on December 31, 2012		26,151

Excess of fair value of net assets acquired over consideration paid		$4,469

  (14)
  The amortization/accretion of fair value adjustments related to loans and investment securities over the estimated lives of the related asset. Interest income does not reflect revenue enhancement opportunities.

  (15)
  Noninterest income does not reflect revenue enhancement opportunities.

  (16)
  Amortization of core deposit intangibles over a ten year life. Acquisition costs for professional, legal and conversion related expenditures are not reflected as they are nonrecurring expenses. These costs will be expensed by Pacific Premier as required by GAAP. Noninterest expense does not reflect anticipated cost savings.

  (17)
  Reflects the tax impact of the pro forma transaction adjustments at a tax rate of 40%.

  (18)
  Adjustment reflects the elimination of FAB's weighted average shares outstanding, offset by the issuance of 0.646 times of a share of Pacific Premier common stock for each outstanding share of FAB common stock to be issued in connection with the merger.

  (19)
  Adjustment reflects the elimination of SDTB's weighted average shares outstanding, offset by the issuance of 1.114 shares of Pacific Premier common stock for each outstanding share of SDTB's common stock times 50% to ensure 50% of the aggregate merger consideration paid

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note E—SDTB Pro Forma Adjustments (Continued)

    by Pacific Premier to holders of SDTB common stock will be Pacific Premier common stock to be issued in connection with the merger.

  (20)
  The pro forma data in these columns presents the unaudited financial data for Pacific Premier on a pro forma combined basis reflecting the consummation of the merger with FAB and SDTB, after giving effect to the pro forma adjustments for the merger as described in the other footnotes to this table, and as further adjusted after giving effect to the sale of 495,000 shares of newly issued Pacific Premier common stock in connection with the underwriters' exercise of the over-allotment option granted to them as part of an underwritten public offering, as if the merger and the offering occurred on the January 1, 2012. However, the pro forma data in this column does not reflect the use of the approximately $4.7 million of net proceeds received by Pacific Premier in connection with the over-allotment option granted for the period presented.

Note F—Effect of Hypothetical Adjustments on FAB's or SDTB's Historical Financial Statements

        The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2012 present the pro forma results assuming the merger occurred on January 1, 2012. The pro forma financial statements for the year ended December 31, 2012 do not reflect any adjustments to eliminate FAB's or SDTB's historical provision for loan losses.

        FAB and SDTB's provision for loan losses for the period presented relates to loans that Pacific Premier is required to initially record at fair value. Such fair value adjustments include a component related to the expected lifetime credit losses on those loan portfolios. Pacific Premier believes that these same historical provisions would not have been recorded in Pacific Premier combined consolidated financial statements for the periods presented had the transactions been completed on January 1, 2012.

DESCRIPTION OF PACIFIC PREMIER CAPITAL STOCK

        The following is a summary of the material terms of the capital stock of Pacific Premier and the terms of capital stock of Pacific Premier to be in effect after completion of the merger. SDTB shareholders should read this summary together with the DGCL and the Pacific Premier amended and restated certificate of incorporation, or Pacific Premier certificate of incorporation, and the Pacific Premier amended and restated bylaws, or the Pacific Premier bylaws, copies of which have been filed with the Commission and are also available upon request from Pacific Premier. See "Where You Can Find More Information" beginning on page 136.

Common Stock

        The Pacific Premier certificate of incorporation authorizes 25,000,000 shares of common stock, par value $0.01 per share. At May 9, 2013, there were 15,437,531 shares of Pacific Premier common stock issued and outstanding, held of record by approximately 2,089 stockholders. The Pacific Premier common stock is listed on the NASDAQ Global Market under the symbol "PPBI." The transfer agent and registrar for Pacific Premier common stock is American Stock Transfer & Trust Company.

        Each holder of Pacific Premier common stock is entitled to:

  •
  one vote for each share held on all matters submitted to a vote of the shareholders;

  •
  receive ratably such dividends as may be declared by the Pacific Premier board of directors out of funds legally available for dividends, subject to preferences that may be applicable to outstanding shares of preferred stock, if any, or limitations and restrictions under applicable bank holding company regulations; and

  •
  share ratably in Pacific Premier's net assets, legally available to holders of Pacific Premier common stock in the event of Pacific Premier's liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to any holders of shares of preferred stock and to creditors (unless provision for such payment has been made).

        Holders of Pacific Premier common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges.

        The outstanding shares of Pacific Premier common stock are validly issued, fully-paid and nonassessable.

Preferred Stock

        The Pacific Premier certificate of incorporation authorizes 1,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this proxy statement/prospectus there were no issued and outstanding shares of Pacific Premier preferred stock.

        Under the Pacific Premier certificate of incorporation, Pacific Premier may issue shares of preferred stock in one or more series, as may be determined by the Pacific Premier board of directors. The Pacific Premier board of directors may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any preferred stock that Pacific Premier may issue will rank senior to Pacific Premier common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of Pacific Premier, or both. In addition, any shares of Pacific Premier preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of Pacific Premier preferred stock, or merely the existing authorization of the Pacific Premier board of directors to issue shares of Pacific Premier preferred stock, may tend to discourage or impede a merger or other change in control of Pacific Premier. No shares of preferred stock are currently outstanding. Each series of preferred stock, to the extent issued, will be issued under a separate certificate of designation.

Anti-takeover Provisions

        Delaware Anti-Takeover Law.    As a Delaware corporation, Pacific Premier is subject to Section 203 of the DGCL, which generally prevents an interested shareholder, defined generally as a person owning 15% or more of a corporation's outstanding voting stock, from engaging in a business combination with Pacific Premier for three years following the date that person became an interested shareholder, unless certain specified conditions are satisfied. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Pacific Premier board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Pacific Premier common stock held by shareholders.

        Possible Future Issuance of Preferred Stock.    The Pacific Premier board of directors can at any time issue one or more new series of preferred stock pursuant to the Pacific Premier certificate of incorporation and without shareholder approval. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Pacific Premier through a merger, tender offer, proxy context or otherwise. Shares of Pacific Premier preferred stock with special voting rights or other features issued to persons favoring Pacific Premier's management could stop a takeover by preventing the person trying to take control of Pacific Premier from acquiring enough voting shares to take control.

        Removal and Vacancies on the Board of Directors.    Subject to the rights of the holders of any series of Pacific Premier preferred stock then outstanding, directors may be removed by Pacific Premier's shareholders, with or without cause, by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in the election of directors, voting together as a single class. Further, any newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirement, removal or other cause may be filled only by a majority vote of the directors then in office, whether or not a quorum is present. These provisions may deter a shareholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of Pacific Premier common stock.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    The Pacific Premier bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at Pacific Premier's principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary date of the previous year's annual meeting. The Pacific Premier bylaws also specify requirements as to the form and content of a shareholder's notice. The Pacific Premier bylaws also provide that notice may be provided by shareholders to Pacific Premier in accordance with the Commission's rules. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

        Additional Provisions in the Pacific Premier Certificate of Incorporation and Bylaws.    The Pacific Premier certificate of incorporation and the Pacific Premier bylaws contain additional provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of Pacific Premier, including provisions that provide: (i) the board of directors with the exclusive power to fix from time to time the size of the board; (ii) for any action required or permitted to be taken by Pacific

Premier shareholders to be taken only at an annual or special meeting and prohibit shareholder action by written consent in lieu of a meeting; (iii) for special meetings of shareholders to be called only by the board of directors; and (iv) for certain of the foregoing provisions to be amended only by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in an election of directors, voting together as a single class.

Restrictions on Ownership

        The BHC Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as Pacific Premier. "Control" is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of Pacific Premier. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Pacific Premier, could constitute acquisition of control of the bank holding company.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

        When the merger becomes effective, shareholders of SDTB who receive shares of Pacific Premier common stock in exchange for their shares of SDTB common stock will become shareholders of Pacific Premier. Pacific Premier is a Delaware corporation and the rights of Pacific Premier shareholders are governed by the DGCL, as well as the Pacific Premier certificate of incorporation and the Pacific Premier bylaws. SDTB is a California-chartered bank, and its shareholders' rights are governed by the CGCL and its articles of incorporation and bylaws. SDTB's articles of incorporation are referred to as the SDTB articles of incorporation, and SDTB's bylaws are referred to as the SDTB bylaws.

        After the merger, as Pacific Premier stockholders, the rights of former SDTB shareholders will be governed by the Pacific Premier certificate of incorporation, the Pacific Premier bylaws and the DGCL. The following is a summary of material differences between the rights of holders of Pacific Premier common stock and holders of SDTB common stock. The summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of Pacific Premier common stock and holders of SDTB common stock. Rather, the summary is intended to provide a general overview of the differences in shareholders' rights under the governing corporate instruments of Pacific Premier and SDTB, and other known material differences. For more detailed information with respect to Pacific Premier, see "Description of Pacific Premier Capital Stock" beginning on page 125.

Authorized Capital Stock

        Pacific Premier.    Pacific Premier's authorized capital stock consists of 25,000,000 shares of Pacific Premier common stock, par value $.01 per share, and 1,000,000 shares of Pacific Premier preferred stock, par value $.01 per share. The Pacific Premier certificate of incorporation authorizes Pacific Premier's board of directors to issue shares of Pacific Premier preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of Pacific Premier preferred stock in each series. As of May 9, 2013, there were 15,437,531 shares of Pacific Premier common stock outstanding. No shares of Pacific Premier preferred stock were issued and outstanding as of that date.

        SDTB.    SDTB's authorized capital stock consists of 10,000,000 shares of SDTB common stock and 10,000,000 shares of SDTB preferred stock. The SDTB articles of incorporation authorize SDTB's board of directors to issue shares of SDTB preferred stock in one or more series and to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon the shares of SDTB preferred stock in each series. The SDTB articles of incorporation also authorize SDTB's board of directors to increase or decrease the number of shares of any series of preferred stock subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. As of May 9, 2013, there were 2,151,395 shares of SDTB common stock outstanding and no shares of SDTB preferred stock were outstanding.

Issuance of Capital Stock

        Pacific Premier.    Under the Pacific Premier certificate of incorporation and the DGCL, Pacific Premier may issue shares of Pacific Premier capital stock and rights or options for the purchase of shares of capital stock of Pacific Premier on such terms and for such consideration as may be determined by the Pacific Premier board of directors. None of the DGCL, the Pacific Premier certificate of incorporation or the Pacific Premier bylaws require shareholder approval of any such actions. Pacific Premier may, however, elect to seek shareholder approval of stock-related compensation plans in certain instances in order to qualify such plans for favorable federal income tax treatment and to comply with the continued listing rules of the Nasdaq Global Market and securities laws treatment under current laws and regulations. Holders of Pacific Premier common stock do not have preemptive rights with respect to any shares of Pacific Premier capital stock which may be issued.

        SDTB.    Under the CGCL, SDTB may issue shares of SDTB stock for such consideration as may be determined by the SDTB board of directors in accordance with the CGCL. None of the CGCL or the SDTB articles of incorporation or bylaws require shareholder approval of any such actions. Under the CGCL, holders of SDTB stock do not have preemptive rights with respect to any shares of SDTB stock that may be issued, unless granted such rights in the SDTB articles of incorporation. The SDTB articles of incorporation do not grant such rights.

Voting Rights

        Pacific Premier.    Each holder of Pacific Premier common stock is entitled to one vote for each share held of record. All director elections shall be determined by a plurality of the votes cast and, except as otherwise required by law or the Pacific Premier certificate of incorporation, all other matters are determined by a majority of the votes cast. Holders of Pacific Premier common stock do not have cumulative voting rights with respect to the election of directors.

        SDTB.    With respect to all matters other than the election of directors, votes are taken on the basis of one vote for each share represented at the meeting in question, and except as otherwise required by law or the SDTB articles of incorporation, all other matters are determined by a majority of the votes cast. Pursuant to the SDTB bylaws, with respect to the election of directors, holders of SDTB stock have cumulative voting rights only if the candidates' names have been placed in nomination prior to the voting, and at least one shareholder has given notice at the meeting, prior to the voting, of that shareholder's intention to cumulate that shareholder's votes. The candidates receiving the highest number of affirmative votes of shares entitled to be voted for them, up to the number of directors to be elected, are elected.

Number and Election of Directors

        Pacific Premier.    The Pacific Premier bylaws provide that the number of directors who shall constitute the board of directors shall be such number as the board of directors shall from time to time have designated, except that in the absence of such designation, such number shall be seven. The directors shall be elected by the stockholders each year at the annual meeting of stockholders and shall hold office until the next annual meeting and until each director's successor shall have been duly elected and qualified or until a director's earlier resignation or removal. Currently, Pacific Premier's board of directors consists of six directors.

        SDTB.    SDTB's bylaws provide for a board of directors consisting of no fewer than nine members nor more than fifteen members as determined from time to time by the SDTB board of directors or by SDTB's shareholders. Members of the SDTB board of directors serve one-year terms and are elected annually by SDTB's shareholders. Members of the SDTB board of directors, including those elected to fill a vacancy, hold office until the expiration of the term for which they were elected and until a successor has been elected and qualified. Currently, SDTB's board of directors consists of nine directors.

Removal of Directors

        Pacific Premier.    Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote, unless a greater vote is required by the certificate of incorporation or the bylaws. Under the Pacific Premier certificate of incorporation, subject to the rights of holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed from office at any time with or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in an election of directors, voting together as a single class.

        SDTB.    Under the CGCL, any or all of the directors may be removed without cause if the removal is approved by a vote of the holders of a majority of the outstanding shares, subject to certain limitations. The CGCL also provides that any director may be removed by a court for fraudulent or dishonest acts, or gross abuse of authority, if shareholders holding at least ten percent of the number of outstanding shares of any class bring suit.

Vacancies of Directors

        Pacific Premier.    The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on a board of directors, including newly created directorships resulting from an increase in the number of directors. Under the Pacific Premier bylaws, subject to the rights of holders of any series of preferred stock outstanding, any vacancy occurring on its board of directors may be filled by a majority vote of the directors then in office, whether or not a quorum is present. Each director so chosen will hold office until the next annual meeting of shareholders.

        SDTB.    Under the CGCL and the SDTB bylaws, except for a vacancy created by the removal of a director, any vacancy on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, by the unanimous written consent of the directors then in office (even if less than a quorum of the board), or by a sole remaining director. Any vacancy resulting from the removal of a director by the shareholders may be filled only by the shareholders. If shareholders elect a director by written consent, other than to fill a vacancy created by removal, the consent of a majority of the outstanding shares entitled to vote is required. Each director chosen to fill a vacancy will hold office for the unexpired term of the director's predecessor in office.

Indemnification and Limitation of Liability

        Pacific Premier.    The DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        The DGCL provides that any indemnification must be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

        The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        The Pacific Premier certificate of incorporation provides for the indemnification of directors, officers and certain of its authorized representatives to the fullest extent permitted by the DGCL, except that indemnification in an action, suit or proceeding initiated by a director, officer or authorized representative is permitted only if the board of directors authorized the initiation of that action, suit or proceeding. In addition, as permitted by the DGCL, the Pacific Premier certificate of incorporation provides that the directors shall have no personal liability to Pacific Premier or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Pacific Premier or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) the unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) for any transaction in which the director derived improper personal benefit.

        SDTB.    The CGCL permits a corporation to indemnify any person who was, is, or is threatened to be made a party to a proceeding, by reason of the fact that the person is or was an agent of the corporation (defined as any person who is or was a director, officer, employee or other agent of the corporation or its predecessor, or is or was serving at the request of the corporation or its predecessor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. A similar standard is applicable in the case of derivative actions, except that court approval of the settlement is required before there can be any indemnification where such action has been settled, and court approval of indemnification is required where the person seeking indemnification has been found liable to the corporation.

        The CGCL provides that indemnification is mandatory if the agent is successful on the merits in defense of such a proceeding. Where it is not mandatory, indemnification may be made only if authorized in the specific case by (i) a majority vote of a quorum of directors who are not parties to the proceeding, (ii) if such a quorum is not obtainable, independent legal counsel in a written opinion, (iii) approval of the shareholders (other than a shareholder seeking indemnification), or (iv) a court.

        Under the CGCL, expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if the agent is ultimately determined to not be entitled to indemnification.

        The CGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, shareholder vote, agreement or otherwise to the extent the additional rights to indemnification are authorized in the articles of incorporation. The SDTB articles of incorporation provide that SDTB is authorized to indemnify its agents to the fullest extent permissible under California law through bylaw provisions, agreements with its agents, approval by its shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject to the limitations set forth in Section 204 of the CGCL, and to the requirements of federal laws, rules, regulations or orders requiring indemnification and prepayment of legal expenses, including Section 18(k) of the Federal Deposit Insurance Act and part 359 of the rules and regulations of the Federal Deposit Insurance Corporation or any successor regulations thereto.

        Under the CGCL, a subject corporation may, through its articles of incorporation, eliminate or limit the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its shareholders, except (i) for acts or omissions that involve intentional misconduct or knowing and culpable violation of the law, (ii) for acts or omissions not in good faith or that a director believes to be contrary to the best interests of the corporation or its shareholders, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) for the unlawful payment of dividends, distribution of assets to shareholders after institution of dissolution proceedings, or the unlawful making of any loan or guaranty. The SDTB articles of incorporation and the SDTB bylaws eliminate the liability of the directors of SDTB for monetary damages to the fullest extent permissible under California law.

Amendments to Articles of Incorporation and Bylaws

        Pacific Premier.    The DGCL provides that an amendment to a Delaware corporation's certificate of incorporation requires a board resolution stating the advisability of the amendment and approval by a majority of the holders of outstanding capital stock of each class entitled to vote thereon. The Pacific Premier certificate of incorporation provides that amendments to the Pacific Premier certificate of incorporation may be effected in the manner prescribed by the DGCL; provided, however, that the amendment of Sections C or D of Article Fifth, Article Sixth, Article Seventh, Article Ninth and Article Eleventh requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of Pacific Premier entitled to vote generally in the election of directors, voting together as a single class.

        The Pacific Premier bylaws authorize Pacific Premier's board of directors to amend its bylaws by vote of a majority of the board of directors at a meeting. The Pacific Premier bylaws also may be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of Pacific Premier entitled to vote generally in the election of directors, voting together as a single class.

        SDTB.    Subject to certain exceptions, the CGCL provides that amendments to a California corporation's articles of incorporation must be approved by the board of directors and by a majority of the corporation's outstanding shares, either before or after approval by the board of directors.

        Under the SDTB bylaws, the bylaws may be amended by the vote or written consent of SDTB shareholders entitled to exercise a majority of the voting power of the corporation. The SDTB bylaws also authorize SDTB's board of directors to amend its bylaws, provided that a bylaw specifying or changing a fixed number of directors or the maximum or minimum number, or changing from a fixed to a variable board or vice versa may only be adopted by the vote or written consent of shareholders entitled to exercise a majority of the voting power of the corporation.

Notice of Shareholder Meetings

        Pacific Premier.    In accordance with the DGCL, the Pacific Premier bylaws provide that a written notice of the time, date, and place of all shareholder meetings must be given to each shareholder entitled to vote at the meeting not less than ten (10) days nor more than sixty (60) days prior to the meeting.

        SDTB.    In accordance with the CGCL, the SDTB bylaws provide that a written notice of the place, the date and the hour of all shareholder meetings must be sent to each shareholder entitled to vote at the meeting not less than ten (10) (or if sent by third-class mail, thirty (30)) nor more than sixty (60) days prior to the meeting.

Special Meetings of Shareholders

        Pacific Premier.    Under the DGCL, a special meeting of shareholders may be called by a corporation's board of directors or by the persons authorized to do so in the corporation's certificate of incorporation or bylaws. The Pacific Premier certificate of incorporation provides that a special meeting of shareholders may be called only by the board of directors pursuant to a resolution adopted by the majority of the total number of authorized directorships or as otherwise provided in the bylaws. The Pacific Premier bylaws provide that, subject to the rights of the holders of preferred stock, special meetings of shareholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies on the board of directors.

        SDTB.    Under the CGCL, special meetings of the shareholders may be called by the board, the chairperson of the board, the president, the holders of shares entitled to cast not less than ten percent of the votes at the meeting, or any additional persons as may be provided in the articles or bylaws. The SDTB bylaws provide that special meetings of shareholders may be called at any time by the SDTB board of directors, chairman, vice chairman or president, or by the holders of shares entitled to case not less than ten percent of the votes at the meeting.

Shareholder Nominations and Shareholder Proposals

        Pacific Premier.    The Pacific Premier bylaws provide that shareholders of Pacific Premier may nominate one or more persons for election as director only if such nominations are delivered to the secretary of Pacific Premier at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than one hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. Each such notice must set forth information concerning the nominee, the nominating shareholder and the other information specified in the Pacific Premier bylaws. The Pacific Premier bylaws provide that a proposal by shareholders for submission to a vote of shareholders at an annual meeting must be delivered to the secretary of Pacific Premier within the same time frame as shareholder nominations for directors described above. Each such notice must set forth information concerning the proposal, the proposing shareholder and the information specified in the Pacific Premier bylaws.

        SDTB.    Neither the CGCL, the SDTB articles of incorporation nor the SDTB bylaws specifically address shareholder nominations or shareholder proposals.

Shareholder Action by Written Consent

        Pacific Premier.    The Pacific Premier bylaws provide that, subject to the rights of the holders of any class or series of preferred stock, any action required or permitted to be taken by the shareholders of Pacific Premier must be effected at an annual or special meeting of shareholders and may not be effected by any consent in writing by such shareholders.

        SDTB.    Under SDTB's bylaws, any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of shares representing not less than the minimum number of votes that would have been necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

Transactions with Interested Persons

        Pacific Premier.    The DGCL prohibits a corporation from engaging in any business combination with an interested stockholder (defined as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder, unless (i) before that date, the board of directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder, (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock ownership plans) or (iii) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation's directors and holders of two-thirds of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent. A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares. The Pacific Premier certificate of incorporation expressly provides that it is bound by this provision of the DGCL concerning transactions with interested stockholders.

        SDTB.    Under the CGCL, contracts between a corporation and one or more of its directors, or between a corporation and any corporation, firm or association in which one or more of its directors has a material financial interest are not void or voidable because such director or directors or such other corporation, firm or association are parties or because such director or directors are present at the meeting of the board or a committee thereof which authorizes, approves or ratifies the contract or transaction, if: (i) the material facts as to the transaction and as to such director's interest are fully disclosed or known to the shareholders and such contract or transaction is approved by the shareholders in good faith, with the shares owned by the interested director or directors not being entitled to vote thereon; or (ii) the material facts as to the transaction and as to such director's interest are fully disclosed or known to the board or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the interested director or directors and the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified; or (iii) the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

Dividends

        Pacific Premier.    The DGCL permits a Delaware corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Further, it is the policy of the Federal Reserve that bank holding companies, such as Pacific Premier, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Pacific Premier bylaws permit its board of directors to declare dividends, but it is Pacific Premier's policy to retain earnings to provide funds for use in its business. Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future.

        SDTB.    Because SDTB is a bank, the CGCL restrictions on dividends do not apply to SDTB pursuant to the California Financial Code. However, under the California Financial Code, SDTB is restricted from paying a dividend except in the following circumstances: (i) without the consent of either the CA DFI or SDTB's shareholders, in an amount not exceeding the lesser of (a) the retained earnings of SDTB or (b) the net income of SDTB for its last three fiscal years (less any distributions to shareholders made during such period); (ii) with the prior approval of CA DFI, in an amount not exceeding the greatest of: (x) the retained earnings of SDTB; (y) the net income of SDTB for its last fiscal year; or (z) the net income for SDTB for its current fiscal year; (iii) with the prior approval of CA DFI by redeeming its redeemable shares, and (iv) with the prior approval of CA DFI and SDTB's shareholders in connection with a reduction of its contributed capital. Finally, under federal law, SDTB is prohibited from paying any dividends if after making such payment it would fail to meet any of its minimum regulatory capital requirements.

Shareholders' Right of Dissent and Appraisal

        Pacific Premier.    Under the DGCL, stockholders are generally entitled to dissent from and obtain payment of the fair value of their shares when a merger or consolidation of business entities occurs. However, the DGCL provides that appraisal rights are not available with respect to any class or series to stock that is either listed on a national securities exchange or held of record by more than 2,000 holders, unless, under the terms of the transaction, holders are required to accept anything other than shares of publicly traded stock of the acquirer and/or cash in lieu of fractional shares. Pacific Premier's common stock is listed on a national securities exchange, and as such, Pacific Premier's shareholders are not entitled to appraisal rights.

        SDTB.    SDTB's shareholders are entitled to dissenters' rights in connection with the merger under the CGCL. For a discussion of the dissenters' rights under the CGCL, see "The Merger—Dissenters' Rights" beginning on page 88, and the dissenters' rights provisions of the CGCL, a copy of which is attached as Appendix C to this proxy statement/prospectus.

ADJOURNMENT OF THE SPECIAL MEETING
(PROPOSAL TWO)

        In the event there are not sufficient votes at the time of the special meeting to constitute a quorum or approve the merger agreement, then the SDTB board of directors may propose to adjourn the special meeting to a later date or dates in order to permit the solicitation of additional proxies. Pursuant to the CGCL and SDTB's bylaws, the SDTB board of directors is not required to fix a new record date to determine the shareholders entitled to vote at the adjourned meeting unless the adjourned meeting is scheduled for a date that is more than 45 days from the date of the special meeting. If the SDTB board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken, unless the adjournment is for more than forty-five (45) days. If a new record date is fixed, notice of the adjourned meeting shall be given as in the case of the special meeting.

        In order to permit proxies that have been received by SDTB at the time of the special meeting to be voted for an adjournment, if necessary, SDTB has submitted this proposal as a separate matter for consideration by SDTB shareholders, which is referred to as the adjournment proposal. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the SDTB board of directors to vote in favor of adjourning the special meeting and any later adjournments. If the SDTB shareholders approve this adjournment proposal, SDTB could adjourn the special meeting and use the additional time to solicit additional proxies to gain a quorum for the special meeting or approve the merger agreement, including the solicitation of proxies from SDTB shareholders who have previously voted against the merger agreement. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against merger agreement have been received, SDTB could adjourn the special meeting without a vote on the proposal to approve the merger agreement and seek to convince the holders of those shares to change their votes to votes in favor of the proposal to approve the merger agreement.

Vote Required

        The affirmative vote of the holders of a majority of the shares of SDTB common stock represented and voting at the special meeting, which shares voting affirmatively must also constitute at least a majority of the required quorum, is needed to approve the adjournment proposal. Abstentions and broker non-votes of shares of SDTB common stock will not have any effect on the adjournment proposal, if the number of affirmative votes cast for this proposal is a majority of the votes cast and such votes also constitute a majority of the quorum required to transact business at the special meeting. However, if the number of affirmative votes cast for the adjournment proposal is a majority of the votes cast, but such votes do not constitute a majority of the quorum required to transact business at the special meeting, then abstentions and broker non-votes will have the same effect as a vote against the proposal of the SDTB board of directors to adjourn the special meeting. Unless instructions to the contrary are specified with respect to the proposal where a proxy is signed and returned, such proxies will be voted "FOR" this proposal.

THE SDTB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT SDTB SHAREHOLDERS VOTE "FOR" THE ADJOURNMENT PROPOSAL.

LEGAL MATTERS

        The validity of the Pacific Premier common stock to be issued in the merger has been passed upon for Pacific Premier by Patton Boggs LLP, Washington, DC. As of May 9, 2013, attorneys employed by that law firm beneficially owned approximately 39,000 shares of Pacific Premier common stock.

EXPERTS

        Pacific Premier's consolidated financial statements appearing in its Annual Report on Form 10-K for the year ended December 31, 2012 have been audited by Vavrinek, Trine, Day and Co., LLP, an independent registered public accounting firm, as set forth in their report included therein, which are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        FAB's consolidated financial statements for the years ended December 31, 2012 and 2011 and appearing in Pacific Premier's Current Report on Form 8-K filed with the Commission on March 21, 2013 have been audited by Jones Baggett LLP, an independent registered public accounting firm, as set forth in their report included therein, which are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The financial statements of SDTB included with this proxy statement/prospectus for the years ended December 31, 2012 and 2011 have been audited by Vavrinek, Trine, Day and Co., LLP, an independent registered public accounting firm, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Pacific Premier Bancorp, Inc.

        Pacific Premier files annual, quarterly and current reports, proxy statements and other information with the Commission. SDTB shareholders may read and copy any reports, proxy statements or other information filed by Pacific Premier at the Commission's public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street N.E., Washington, D.C. 20549.

        SDTB shareholders can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission's public reference rooms. Pacific Premier's filings with the Commission are also available to the public from document retrieval services and at the Commission's Internet website (http://www.sec.gov). Pacific Premier's filings with the Commission are also available at its website at www.ppbi.com.

        Pacific Premier has filed with the Commission a registration statement on Form S-4 under the Securities Act and the rules and regulations thereunder. This proxy statement/prospectus is a part of that registration statement. As permitted by the Commission's rules, this proxy statement/prospectus does not contain all of the information that can be found in the registration statement. The registration statement is available for inspection and copying as set forth above.

        The Commission allows Pacific Premier to "incorporate by reference" into this proxy statement/prospectus, which means that Pacific Premier can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information superseded by information contained in later filed documents incorporated by reference in this proxy statement/prospectus.

        Pacific Premier incorporates by reference the respective documents filed by it with the Commission listed below and any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the special meeting (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the rules of the Commission, excluding Pacific Premier's Current Report on Form 8-K filed on April 24, 2013):

  •
  Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 14, 2013, and as amended on April 19, 2013.

  •
  Pacific Premier's 2013 Annual Meeting Proxy Statement filed with the Commission on April 16, 2013.

  •
  Pacific Premier's Current Reports on Form 8-K filed on January 7, 2013, January 9, 2013, February 7, 2013, March 4, 2013, March 6, 2013, March 18, 2013, March 21, 2013, April 23, 2013, April 24, 2013 and May 7, 2013.

  •
  The description of the Pacific Premier common stock contained on the Form 8-A as filed with the Commission pursuant to Section 12(b) and 12(g) of the Exchange Act, on February 28, 1997.

        You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Pacific Premier at the following addresses:

Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, California 92614
Attention: Kent J. Smith
Telephone: (949) 864-8000

        To obtain timely delivery, you should request desired information no later than five (5) business days prior to the date of the special meeting, or by Friday, June 14, 2013.

 San Diego Trust Bank

        SDTB does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the Commission. The historical financial statements of SDTB are included elsewhere in this proxy statement/prospectus.

        If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of SDTB common stock, please contact Michael E. Perry, SDTB's Chairman, President and Chief Executive Officer, or Toby Reschan, SDTB's Senior Executive Vice President and Chief Operating Officer, at the following address:

San Diego Trust Bank
2550 Fifth Avenue
Suite 1010
San Diego, California 92103

        or at the following respective telephone numbers:

Michael E. Perry at (619) 525-1727
Toby Reschan at (619) 525-1728

        You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Pacific Premier and SDTB have not authorized anyone else to provide you with information that is different from that which is contained in this proxy statement/prospectus. Moreover, neither Pacific Premier nor SDTB is making an offer to sell or soliciting an offer to buy any securities other than the Pacific Premier common stock to be issued by Pacific Premier in the merger, and neither Pacific Premier nor SDTB is making an offer of such securities in any state where the offer is not permitted. The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies.

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of
San Diego Trust Bank

We have audited the accompanying financial statements of San Diego Trust Bank, which are comprised of the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Diego Trust Bank as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Laguna Hills, California
January 24, 2013

SAN DIEGO TRUST BANK

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Cash and Due from Banks	$58,863,911	$33,627,477

TOTAL CASH AND CASH EQUIVALENTS	58,863,911	33,627,477
Interest-Bearing Deposits in Other Financial Institutions	498,000	249,000
Investment Securities Available for Sale	135,749,265	130,793,142
Loans:
Construction and Land Development	3,822,042	2,600,099
Commercial Real Estate	27,497,601	29,298,276
Residential Real Estate	952,992	2,417,081
Commercial and Industrial	4,729,053	5,409,178
Consumer	269,079	25,336

TOTAL LOANS	37,270,767	39,749,970
Deferred Loan Fees, Net of Costs	(46,015)	(85,678)
Allowance for Loan Losses	(1,013,000)	(1,463,000)

NET LOANS	36,211,752	38,201,292
Premises and Equipment	1,492,357	1,684,517
Other Real Estate Owned	751,631	751,631
Bank Owned Life Insurance	5,727,009	5,534,630
Federal Home Loan Bank Stock, at Cost	1,175,000	1,085,300
Accrued Interest and Other Assets	1,536,122	1,547,762

	$242,005,047	$213,474,751

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-Bearing Demand	$63,055,764	$52,998,167
Savings, NOW and Money Market Accounts	119,404,208	104,359,450
Time Deposits Under $100,000	1,329,072	1,469,190
Time Deposits $100,000 and Over	4,085,841	9,677,397

TOTAL DEPOSITS	187,874,885	168,504,204
Other Borrowings	25,000,000	20,000,000
Accrued Interest and Other Liabilities	3,396,539	2,229,659

TOTAL LIABILITIES	216,271,424	190,733,863
Commitments and Contingencies—Notes D and J	—	—
Shareholders' Equity:
Preferred Stock—10,000,000 Shares Authorized, None Issued and Outstanding	—	—
Common Stock—No Par Value; Authorized 10,000,000 Shares; 2,150,070 Shares Issued and Outstanding in 2012 and 2,083,783 Shares Issued and Outstanding in 2011	15,358,562	14,427,775
Additional Paid-in Capital	1,169,702	1,088,101
Retained Earnings	4,671,018	3,762,313
Accumulated Other Comprehensive Income—Net Unrealized Gain on Available-for-Sale Securities, net of Taxes of $3,171,147 in 2012 and $2,421,681 in 2011	4,534,341	3,462,699

TOTAL SHAREHOLDERS' EQUITY	25,733,623	22,740,888

	$242,005,047	$213,474,751

The accompanying notes are an integral part of these financial statements.

SAN DIEGO TRUST BANK

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
INTEREST INCOME
Interest and Fees on Loans	$2,363,195	$2,848,699
Interest on Investment Securities:
Taxable	3,493,220	3,092,457
Nontaxable	1,101,998	1,183,942
Other Interest Income	53,608	65,526

TOTAL INTEREST INCOME	7,012,021	7,190,624
INTEREST EXPENSE
Interest on Savings Deposits, NOW and Money Market Accounts	452,637	548,188
Interest on Time Deposits	50,868	116,426
Interest on Borrowings	13,297	20,526

TOTAL INTEREST EXPENSE	516,802	685,140

NET INTEREST INCOME	6,495,219	6,505,484
Provision for Loan Losses	(450,000)	(272,833)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,945,219	6,778,317
NONINTEREST INCOME
Service Charges and Fees	275,090	227,202
Earnings on Cash Surrender Value of Life Insurance	220,064	209,438
Gain on Sale of Securities	422,569	226,692

	917,723	663,332
NONINTEREST EXPENSE
Salaries and Employee Benefits	3,038,453	3,016,967
Occupancy and Equipment Expenses	1,032,096	1,097,197
Other Expenses	1,423,901	1,460,118

	5,494,450	5,574,282

INCOME BEFORE INCOME TAXES	2,368,492	1,867,367
Income Taxes	553,000	257,000

NET INCOME	$1,815,492	$1,610,367

NET INCOME PER SHARE—BASIC	$0.84	$0.75

NET INCOME PER SHARE—DILUTED	$0.82	$0.72

The accompanying notes are an integral part of these financial statements.

SAN DIEGO TRUST BANK

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Net Income	$1,815,492	$1,610,367

OTHER COMPREHENSIVE INCOME:
Change in Unrealized Gains on Securities Available for Sale	2,243,541	6,237,303
Reclassification Adjustment for Realized Gains on Securities	(422,569)	(226,692)

Net Unrealized Gains	1,820,972	6,010,611
Tax Effect	(749,330)	(2,464,350)

TOTAL OTHER COMPREHENSIVE INCOME	1,071,642	3,546,261

TOTAL COMPREHENSIVE INCOME	$2,887,134	$5,156,628

The accompanying notes are an integral part of these financial statements.

SAN DIEGO TRUST BANK

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock
					Accumulated Other Comprehensive Income
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings		Total
Balance at January 1, 2011	1,996,796	$13,665,279	$981,181	$2,900,534	$(83,562)	$17,463,432
Net Income				1,610,367		1,610,367
Exercise of Options, including $318,070 of Related Tax Benefits	27,055	13,908	33,611			47,519
Stock Dividend	59,887	748,588		(748,588)
Stock-Based Compensation			73,309			73,309
Change in Other Comprehensive Income, Net of Taxes					3,546,261	3,546,261

Balance at December 31, 2011	2,083,738	14,427,775	1,088,101	3,762,313	3,462,699	22,740,888
Net Income				1,815,492		1,815,492
Exercise of Options, including $9,961 of Related Tax Benefits	3,708	24,000	9,961			33,961
Stock Dividend	62,624	906,787		(906,787)
Stock-Based Compensation			71,640			71,640
Change in Other Comprehensive Income, Net of Taxes					1,071,642	1,071,642

Balance at December 31, 2012	2,150,070	$15,358,562	$1,169,702	$4,671,018	$4,534,341	$25,733,623

The accompanying notes are an integral part of these financial statements.

SAN DIEGO TRUST BANK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
OPERATING ACTIVITIES
Net Income	$1,815,492	$1,610,367
Adjustments to Reconcile Net Income to Net Cash From Operating Activities:
Depreciation	238,508	306,402
Net Amortization on Securities	627,785	514,435
Provision for Loan Losses	(450,000)	(272,833)
Net Earnings on Bank Owned Life Insurance	(192,379)	(209,438)
Gain on Sale of Securities	(422,569)	(226,692)
Stock-Based Compensation	71,640	73,309
Deferred Income Tax (Benefit) Expense	87,000	(138,000)
Write-downs to Other Real Estate Owned	—	60,000
Other Items, net	339,388	436,020

NET CASH FROM OPERATING ACTIVITIES	2,114,865	2,153,570

INVESTING ACTIVITIES
Net Change in Time Deposits in Other Financial Institutions	(249,000)	1,741,000
Purchase of Available-for-Sale Securities	(33,443,306)	(24,712,716)
Proceeds from Maturities of Available-for-Sale Securities	21,779,440	17,788,970
Proceeds from the Sale of Available-for-Sale Securities	8,323,499	2,810,796
Net Change in Loans	2,442,342	10,496,019
Redemption (Purchase) of Federal Home Loan Bank Stock	(89,700)	(318,100)
Purchase of Bank Owned Life Insurance	—	(1,000,000)
Purchases of Premises and Equipment	(46,348)	(11,910)

NET CASH FROM INVESTING ACTIVITIES	(1,283,073)	6,794,059

FINANCING ACTIVITIES
Net Change in Demand Deposits and Savings Accounts	25,102,355	1,241,330
Net Change in Time Deposits	(5,731,674)	(3,867,328)
Increase in Borrowings	5,000,000	6,000,000
Proceeds from the Exercise of Stock Options	33,961	47,519

NET CASH FROM FINANCING ACTIVITIES	24,404,642	3,421,521

INCREASE IN CASH AND CASH EQUIVALENTS	25,236,434	12,369,150
Cash and Cash Equivalents at Beginning of Period	33,627,477	21,258,327

CASH AND CASH EQUIVALENTS AT END OF YEAR	$58,863,911	$33,627,477

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$484,944	$671,631
Taxes Paid (Refunded)	$329,195	$(2,364)

The accompanying notes are an integral part of these financial statements.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bank has been organized as a single operating segment and operates three full-service offices in the San Diego California metropolitan area. The Bank's primary source of revenue is from investment securities and also from providing loans to customers, who are predominately small and middle-market businesses and individuals.

Subsequent Events

The Bank has evaluated subsequent events for recognition and disclosure through January 24, 2013, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2012.

The Bank maintains amounts due from banks, which may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity.

Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded on the trade date using the specific identification method.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectibility based on contractual terms of the loan. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each portfolio segment.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Bank determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement or when a loan is determined to be a troubled debt restructuring as explained further below. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans are measured at the fair value of the collateral.

The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing or has experienced financial difficulties, are considered troubled debt restructurings and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance, homogeneous loans are collectively evaluated for impairment.

General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, or industry data when no loss experience exists, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment's historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Portfolio segments identified by the Bank include construction and land development, commercial real estate, residential real estate, commercial and industrial and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and credit history, debt-to-income, collateral type and loan-to-value ratios for consumer loans.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to seven years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Bank Owned Life Insurance

Bank owned life insurance is recorded at the amount that can be realized under insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Federal Home Loan Bank ("FHLB") Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and is periodically evaluated for impairment.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Tax effects from an uncertain tax position are recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Comprehensive Income

The change in unrealized gains and losses on available-for-sale securities is the only component of accumulated other comprehensive income for the Bank.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note J. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings per Share ("EPS")

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Bank issued a 3% stock dividend in 2012 and 2011. The per share data in the Statements of Income and accompanying footnotes have been adjusted to give retroactive effect to this dividend to the beginning of each fiscal year.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally defined as the vesting period.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair values:

  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

  Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3: Significant unobservable inputs that reflect a Bank's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note N for more information and disclosures relating to the Bank's fair value measurements.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made in the 2011 financial statements to conform to the presentation used in 2012. These reclassifications had no impact of the Bank's previously reported financial statements.

Adoption of New Accounting Standards

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendment in this guidance was effective for interim and annual reporting periods beginning after December 15, 2011. The amendment did not significantly impact the Bank.

In September 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. This amendment was effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of this amendment changed the presentation of comprehensive income in these financial statements.

NOTE B—INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2012 and 2011, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Bonds	$27,179,752	$2,614,505	$—	$29,794,257
Corporate Bonds	14,827,173	664,624	—	15,491,797
Mortgage-backed Securities	86,036,852	4,426,359	—	90,463,211

	$128,043,777	$7,705,488	$—	$135,749,265

December 31, 2011
U.S. Government Agencies	$2,276,866	$1,259	$—	$2,278,125
Municipal Bonds	30,548,865	2,228,519	—	32,777,384
Corporate Bonds	12,872,229	818,615	(193,859)	13,496,985
Mortgage-backed Securities	79,210,801	3,036,657	(6,810)	82,240,648

	$124,908,761	$6,085,050	$(200,669)	$130,793,142

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE B—INVESTMENT SECURITIES (Continued)

The scheduled maturities of securities at December 31, 2012, were as follows:

	Available-for-Sale
	Amortized Cost	Fair Value
Due in One Year or Less	$6,155,295	$6,200,661
Due from One Year to Five Years	8,671,878	9,291,136
Due from Five Years to Ten Years	5,997,540	6,649,910
Over Ten Years	21,182,212	23,144,347
Mortgage-backed Securities	86,036,852	90,463,211

	$128,043,777	$135,749,265

All mortgage-backed securities owned by the Bank at December 31, 2012 and 2011, were issued by U.S. Government agencies or Government Sponsored entities which carry either the explicit or implicit guarantee of the United States Government.

All Corporate Bonds are of companies which are Fortune 100 corporations and are rated A- or above by Standard & Poors. Municipal Bonds are all rated AA or higher by Standard & Poors or Moody's and additionally, carry insurance issued by the top rated municipal bond insurer in the nation or are guaranteed by specific funds by the individual states.

During 2012 and 2011, the Bank received proceeds of $8,323,499 and $2,810,796 from the sale of securities and recognized gross gains of $422,569 and $226,692 and gross losses of $0 and $0, respectively.

As of December 31, 2012 and 2011, no security had been in a continuous loss position for a period of more than twelve consecutive months. Unrealized losses have not been recognized into income because the issuer bonds are of high credit quality, management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and investor sentiment.

Securities with a fair value of approximately $63.5 million at December 31, 2012, were pledged to the Federal Home Loan Bank to secure borrowings as discussed in Note G.

NOTE C—LOANS

The Bank's loan portfolio consists primarily of loans to borrowers within San Diego County, California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

The Bank has pledged loans with a carrying value of approximately $7.2 million to secure a line of credit with the Federal Home Loan Bank as discussed in Note G.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE C—LOANS (Continued)

A summary of the changes in the allowance for loan losses as of December 31 is as follows:

	2012	2011
Beginning Balance	$1,463,000	$1,463,000
Charge-Offs	—	—
Recoveries	—	272,833
Provisions	(450,000)	(272,833)

Ending Balance	$1,013,000	$1,463,000

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE C—LOANS (Continued)

The following table presents the recorded investment in loans and impairment method as of December 31, 2012 and 2011 and the activity in the allowance for loan losses for the years then ended, by portfolio segment:

December 31, 2012	Construction and Land Development	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Beginning of Year	$120,254	$925,097	$80,489	$335,754	$1,406	$1,463,000
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Provisions	16,783	(255,021)	(54,758)	(167,706)	10,702	(450,000)

End of Year	$137,037	$670,076	$25,731	$168,048	$12,108	$1,013,000

Reserves:
Specific	$—	$—	$—	$—	$—	$—
General	137,037	670,076	25,731	168,048	12,108	1,013,000

	$137,037	$670,076	$25,731	$168,048	$12,108	$1,013,000

Loans Evaluated
For Impairment:
Individually	$—	$957,242	$—	$—	$—	$957,242
Collectively	3,822,042	26,540,359	952,992	4,729,053	269,079	36,313,525

	$3,822,042	$27,497,601	$952,992	$4,729,053	$269,079	$37,270,767

December 31, 2011
Beginning of Year	$187,842	$854,654	$119,645	$263,841	$37,018	$1,463,000
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	272,833	—	—	272,833
Provisions	(67,588)	70,443	(311,989)	71,913	(35,612)	(272,833)

End of Year	$120,254	$925,097	$80,489	$335,754	$1,406	$1,463,000

Reserves:
Specific	$—	$—	$—	$—	$—	$—
General	120,254	925,097	80,489	335,754	1,406	1,463,000

	$120,254	$925,097	$80,489	$335,754	$1,406	$1,463,000

Loans Evaluated
For Impairment:
Individually	$—	$989,300	$—	$—	$—	$989,300
Collectively	2,600,099	28,308,976	2,417,081	5,409,178	25,336	38,760,670

	$2,600,099	$29,298,276	$2,417,081	$5,409,178	$25,336	$39,749,970

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience,

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE C—LOANS (Continued)

collateral adequacy, credit documentation, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The federal regulatory agencies use the following definitions for risk ratings:

        Pass—Loans classified as pass include loans not meeting the risk ratings defined below.

        Special Mention—Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

        Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

        Impaired—A loan is considered impaired, when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings are considered impaired.

The risk category of loans by class of loans is as follows as of December 31, 2012 and 2011:

December 31, 2012	Pass	Special Mention	Substandard	Impaired	Total
Construction and Land Development	$3,822,042	$—	$—	$—	$3,822,042
Commercial Real Estate	26,540,359	—	—	957,242	27,497,601
Residential Real Estate	952,992	—	—	—	952,992
Commercial and Industrial	4,729,053	—	—	—	4,729,053
Consumer	269,079	—	—	—	269,079

	$36,313,525	$—	$—	$957,242	$37,270,767

December 31, 2011
Construction and Land Development	$2,600,099	$—	$—	$—	$2,600,099
Commercial Real Estate	27,995,486	313,490	—	989,300	29,298,276
Residential Real Estate	2,417,081	—	—	—	2,417,081
Commercial and Industrial	4,844,657	—	564,521	—	5,409,178
Consumer	25,336	—	—	—	25,336

	$37,882,659	$313,490	$564,521	$989,300	$39,749,970

The Bank had no past due or nonaccrual loans as of December 31, 2012 and 2011.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE C—LOANS (Continued)

Information relating to individually impaired loans presented by class of loans was as follows as of December 31, 2012 and 2011:

December 31, 2012	Unpaid Principal Balance	Recorded Investment	Related Reserves	Average Recorded Investment	Interest Income Recognized
With no Related Allowance Recorded
Commercial Real Estate	$957,242	$957,242	$—	$973,271	$48,749

December 31, 2011
With no Related Allowance Recorded
Commercial Real Estate	$989,300	$989,300	$—	$1,000,807	$50,246

One loan identified as a troubled debt restructuring amounted to $957,242 and $989,300 as of December 31, 2012 and 2011, respectively and the Bank has allocated $0 specific reserves on this loan as payments are being made as agreed and a current appraisal supports the carrying value.

NOTE D—PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2012	2011
Furniture, Fixtures, and Equipment	$1,336,518	$1,337,045
Leasehold Improvements	1,643,698	1,638,822

	2,980,216	2,975,867
Less Accumulated Depreciation and Amortization	(1,487,859)	(1,291,350)

	$1,492,357	$1,684,517

Depreciation expense was $238,508 and $306,402 for 2012 and 2011, respectively.

The Bank leases various facilities under noncancellable operating leases expiring through 2020. At December 31, 2012, the future minimum lease commitments under noncancellable operating lease commitments were as follows:

Year Ending	Lease Commitments
2013	$459,000
2014	417,000
2015	429,000
2016	441,000
2017	406,000
Thereafter	184,000

Total	$2,336,000

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE D—PREMISES AND EQUIPMENT (Continued)

The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense. Total rental expense, including common area expenses and net of sub-lease income was $525,424 and $509,418 for 2012 and 2011. Sub-lease income was $0 and $78,855 in 2012 and 2011, respectively.

NOTE E—DEPOSITS

At December 31, 2012, the scheduled maturities of time deposits are approximately as follows:

Due in One Year or Less	$4,694,743
Due from One to Three Years	720,170

$5,414,913

NOTE F—RELATED PARTY TRANSACTIONS

Loans granted to executive officers, directors and their related interests with which they are associated totaled approximately $1,810,000 and $1,874,000 as of December 31, 2012 and 2011, respectively.

Deposits from executive officers, directors and their related interests with which they are associated held by the Bank at December 31, 2012 and 2011, amounted to approximately $3,681,000 and $4,003,000, respectively.

NOTE G—OTHER BORROWING

The Bank has a borrowing arrangement with the Federal Home Loan Bank of San Francisco. The Bank can borrow up to approximately $55 million based on its asset size at December 31, 2012 and has pledged approximately $7.2 million of qualifying loans and $63.5 million of securities relating to this arrangement. As of December 31, 2012, the Bank had borrowed $25 million under this arrangement which is due on January 3, 2013, bearing interest at .26%

The Bank may also borrow up to $9 million on an unsecured basis from two correspondent banks. As of December 31, 2012, no amounts were outstanding and no assets had been pledged under these arrangements.

NOTE H—INCOME TAXES

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE H—INCOME TAXES (Continued)

The provision for income taxes consists of the following:

	2012	2011
Currently payable	$466,000	$395,000
Deferred taxes	87,000	(138,000)

	$553,000	$257,000

A comparison of the federal statutory income tax rates to the Bank's effective income tax rates at December 31 follows:

	2012		2011
	Amount	Rate	Amount	Rate
Statutory Federal Tax	$805,000	34.0%	$635,000	34.0%
State Franchise Tax, Net of Federal Benefit	160,000	6.8%	125,000	6.7%
Tax Free Income on Life Insurance Policies	(65,000)	(2.7)%	(63,000)	(3.4)%
Tax Exempt Interest Income	(370,000)	(15.6)%	(396,000)	(21.2)%
Other Items, Net	23,000	0.8%	(44,000)	(2.3)%

Actual Tax Expense	$553,000	23.3%	$257,000	13.8%

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset (liability) accounts recognized in the accompanying statements of financial condition at December 31:

	2012	2011
Deferred Tax Assets:
Allowance for Loan Losses Due to Tax Limitations	$265,000	$450,000
Other Real Estate Owned	124,000	122,000
Deferred Compensation	256,000	196,000
Other Items	269,000	284,000

	914,000	1,052,000

Deferred Tax Liabilities:
Depreciation Differences	(170,000)	(202,000)
Unrecognized Gain on Available-for-Sale Securities	(3,171,000)	(2,422,000)
Other Items	(88,000)	(107,000)

	(3,429,000)	(2,731,000)

Net Deferred Tax Asset (Liability)	$(2,515,000)	$(1,679,000)

The Bank is subject to federal income tax and California franchise tax. Federal income tax returns for the years ended December 31, 2011, 2010 and 2009, are open to audit by the federal authorities and California returns for the years ended December 31, 2011, 2010, 2009 and 2008, are open to audit by State authorities.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE I—OTHER EXPENSES

Other expenses as of December 31 are comprised of the following:

	2012	2011
Professional Fees	$643,338	$547,849
Marketing and Business Promotion	69,730	76,427
Office Expenses	171,478	187,248
Correspondent Bank Charges	50,026	53,364
Messenger and Delivery Services	50,922	48,776
Other Expenses	438,407	546,454

	$1,423,901	$1,460,118

NOTE J—COMMITMENTS

In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Bank's financial statements.

The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements. As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2012	2011
Commitments to Extend Credit	$5,378,566	$5,418,801

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

The Bank has purchased life insurance on several key executives to which the Bank is the sole beneficiary of such policies. The tax-free income generated from these policies is utilized to offset the costs of employee benefits, including, but not limited to health insurance premiums, workers' compensation insurance, and 401k expense. A portion is also being accrued in contemplation of certain supplemental retirement agreements that have been entered into with certain key executives.

The amounts due under such agreements vary greatly, are generally payable at age 65, are payable over a ten-year period, and are subject to achieving certain vesting requirements. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The amounts accrued as of December 31, 2012 and 2011, were $621,190 and $475,860, respectively. Expense recognized relating to supplemental retirement agreements was $182,882 and $144,700 for 2012 and 2011, respectively.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE K—EARNINGS PER SHARE ("EPS")

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	2012		2011
	Income	Shares	Income	Shares
Net Income as Reported	$1,815,492		$1,610,367
Shares Outstanding at Year End		2,150,070		2,146,250
Impact of Weighting Shares Purchased During the Year		(295)		(12,475)

Used in Basic EPS	1,815,492	2,149,775	1,610,367	2,133,775
Dilutive Effect of Outstanding
Stock Options		56,594		104,800

Used in Dilutive EPS	$1,815,492	2,206,369	$1,610,367	2,238,575

NOTE L—STOCK OPTION PLAN

Under the terms of the 2003 Stock Plan (as amended and restated in 2011), officers and key employees may be granted both nonqualified and incentive stock options and directors and other consultants, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan provides for options to grant up to 778,701 shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date of grant, of which 40,756 are still available for issuance as of December 31, 2012. Stock options expire no later than ten years from the date of the grant.

No options were granted in 2011. The fair value of each option granted in 2012 was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2012
Risk Free Interest Rate	0.80%
Estimated Average Life	4.5 Years
Expected Dividend Rates	0.00%
Expected Stock Volatility	10.00%
Weighted-Average Option Value	$1.28

The Bank recognized stock-based compensation expense of $71,640 and $73,309 and income tax benefits on that expense of approximately $11,600 and $8,700 in 2012 and 2011, respectively.

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE L—STOCK OPTION PLAN (Continued)

A summary of the status of the Bank's stock option plan as of December 31, 2012 and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	336,086	$9.94
Granted	126,072	$12.62
Exercised	(3,708)	$6.47
Forfeited	(854)	$25.39

Outstanding at End of Year	457,596	$10.46	4.7 Years	$1,710,426

Options Exercisable	327,989	$9.63	3.0 Years	$1,498,637

The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $24,200 and $773,000, respectively. As of December 31, 2012, there was approximately $116,000 of total unrecognized compensation cost related to outstanding stock options that will be recognized over a weighted average period of 1.5 years.

Out of 65,770 shares exercised in 2011, 59,270 were exercised on a cashless net settlement basis, which is permitted under the 2003 Plan as amended. In these exercise transactions option holders are not required to tender cash payment for shares purchased, but rather have the Bank issue to them fewer shares than the number of options being exercised with reductions in the shares issued to cover the cost to exercise the shares and the amount of tax withholding payments required to be made by the Bank on behalf of the option holder. In 2011, the Bank issued 20,555 shares to satisfy the cashless exercises of 59,270 option shares.

NOTE M—REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank has never been subject to any regulatory order since inception.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation (the "FDIC") categorized the Bank as

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE M—REGULATORY MATTERS (Continued)

well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category).

To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:
Total Capital (to Risk-Weighted Assets)	$22,099	29.7%	$5,960	8.0%	$7,449	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$21,167	28.4%	$2,980	4.0%	$4,470	6.0%
Tier 1 Capital (to Average Assets)	$21,167	9.7%	$8,738	4.0%	$10,923	5.0%
As of December 31, 2011:
Total Capital (to Risk-Weighted Assets)	$20,226	26.9%	$6,026	8.0%	$7,533	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$19,278	25.6%	$3,013	4.0%	$4,520	6.0%
Tier 1 Capital (to Average Assets)	$19,278	9.2%	$8,318	4.0%	$10,397	5.0%

The California Financial Code provides that a bank may not make cash distribution to its shareholders in excess of the lesser of the Bank's undivided profits or the Bank's net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

NOTE N—FAIR VALUE MEASUREMENT

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities:    The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

Other Real Estate Owned:    The fair value of other real estate owned is generally based on recent real estate appraisals or broker opinions, obtained from independent third parties, which are frequently adjusted by management to reflect current conditions and estimated selling costs (Level 3).

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE N—FAIR VALUE MEASUREMENT (Continued)

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2012 and 2011:

	Fair Value Measurements as of
	Level 1	Level 2	Level 3	Total
December 31, 2012:
Assets Measured at Fair Value:
Recurring Basis
Securities Available for Sale	$—	$135,749,265	$—	$135,749,265

Non-recurring Basis
Other Real Estate Owned, Net	$—	$—	$751,631	$751,631

December 31, 2011:
Recurring Basis
Securities Available for Sale	$—	$130,793,142	$—	$130,793,142

Non-recurring Basis
Other Real Estate Owned, Net	$—	$—	$751,631	$751,631

Other real estate owned had a net carrying amount of and $751,631 as of December 31, 2012 and 2011. This amount reflects the outstanding balance of $948,131, net of a valuation allowance of $196,500.

Quantitative information about the Bank's nonrecurring Level 3 fair value measurements as of December 31, 2012 is as follows:

	Valuation Technique	Appraisal Amount	Unobservable Input	Adjustment Percentage	Fair Value Amount
Other Real Estate Owned	Third-Party Appraisal	$900,000	Management Adjustments to Reflect Current Conditions and Selling Costs	16.50%	$751,631

NOTE O—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization

SAN DIEGO TRUST BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NOTE O—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The fair value hierarchy level and estimated fair value of significant financial instruments at December 31, 2012 and 2011 are summarized as follows (dollar amounts in thousands):

		2012		2011
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and Due From Banks	Level 1	$58,864	$58,864	$33,627	$33,627
Interest-Bearing Deposits	Level 1	498	498	249	249
Investment Securities	Level 2	135,749	135,749	130,793	130,793
Net Loans	Level 2	36,212	35,317	38,201	37,814
Bank Owned Life Insurance	Level 2	5,727	5,727	5,535	5,535
Financial Liabilities
Deposits	Level 2	$187,875	$187,625	$168,504	$168,365
Borrowings	Level 2	25,000	25,000	20,000	20,000

 Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

DATED AS OF MARCH 5, 2013

AMONG

PACIFIC PREMIER BANCORP, INC.,

PACIFIC PREMIER BANK

AND

SAN DIEGO TRUST BANK

A-i

A-ii

        AGREEMENT AND PLAN OF REORGANIZATION, dated as of March 5, 2013, between Pacific Premier Bancorp, Inc. ("PPBI"), Pacific Premier Bank ("Pacific Premier") and San Diego Trust Bank ("SDTB").

RECITALS

        A.    SDTB.    SDTB is a California chartered bank, having its principal place of business in San Diego, California.

        B.    PPBI.    PPBI is a Delaware corporation, having its principal place of business in Irvine, California.

        C.    Pacific Premier.    Pacific Premier is a California chartered bank and a wholly owned subsidiary of PPBI, having its principal place of business in Irvine, California.

        D.    Intention of the Parties.    It is the intention of the parties to this Agreement that the Merger provided for herein be treated as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended and the regulations and formal guidance issued thereunder (the "Code").

        E.    Board Action.    The respective Boards of Directors of each of PPBI, Pacific Premier and SDTB have determined that it is in the best interests of their respective companies and their shareholders to consummate the Merger (as defined herein).

        F.    Shareholder Agreements.    As a material inducement to PPBI and Pacific Premier to enter into this Agreement, and simultaneously with the execution of this Agreement, each Shareholder (as defined herein) is entering into an agreement, in the form of Annex A hereto (collectively, the "Shareholder Agreements"), pursuant to which they have agreed, among other things, both to vote their shares of SDTB Common Stock (as defined herein) in favor of this Agreement and to not solicit the customers or employees of PPBI and Pacific Premier.

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        1.01    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

        "Acceleration Declaration" has the meaning set forth in Section 3.09(i).

        "Acquisition Proposal" has the meaning set forth in Section 6.07.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person.

        "Aggregate Merger Consideration" has the meaning set forth in Section 3.01(b)(2)(i).

        "Agreement" means this Agreement and Plan of Reorganization, as amended or modified from time to time in accordance with Section 9.02, together with the Agreement of Merger.

        "Agreement of Merger" means the Agreement of Merger between SDTB and Pacific Premier, the form of which is attached hereto as Annex B, as amended or modified from time to time in accordance with its provisions.

        "Bank Secrecy Act" means the Bank Secrecy Act of 1970, as amended.

        "Benefit Plans" has the meaning set forth in Section 5.03(m)(i).

        "Burdensome Condition" has the meaning set forth in Section 7.01(b).

        "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U. S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

        "CFC" means the California Financial Code.

        "CGCL" means the California General Corporation Law.

        "Cash Election" has the meaning set forth in Section 3.02(a).

        "Cash Election Shares" has the meaning set forth in Section 3.02(a).

        "Certificate" means any certificate which immediately prior to the Effective Time represented shares of SDTB Common Stock.

        "Change in Control Benefit" has the meaning set forth in Section 5.03(m)(xiii).

        "Change in Recommendation" has the meaning set forth in Section 6.02(a).

        "Closing" and "Closing Date" have the meanings set forth in Section 2.02(b).

        "Code" has the meaning set forth in the preamble to this Agreement.

        "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

        "Confidentiality Agreement" has the meaning set forth in Section 6.06(c).

        "Deal Expenses" has the meaning set forth in Section 9.05.

        "Derivatives Contract" has the meaning set forth in Section 5.03(q)(ii).

        "DFI" means the California Commissioner of Financial Institutions and the California Department of Financial Institutions.

        "Disclosure Schedule" has the meaning set forth in Section 5.01.

        "Dissenting Shares" has the meaning set forth in Section 3.06.

        "DOL" has the meaning set forth in Section 5.03(m)(i).

        "Effective Date" has the meaning set forth in Section 2.02(a).

        "Effective Time" has the meaning set forth in Section 2.02(a).

        "Election Deadline" has the meaning set forth in Section 3.02(b).

        "Election Form" has the meaning set forth in Section 3.02(a).

        "Employees" has the meaning set forth in Section 5.03(m)(i).

        "Employment Agreement" has the meaning set forth in Section 6.12.

        "Environmental Laws" has the meaning set forth in Section 5.03(o).

        "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act, as amended.

        "Equity Investment" means (a) an Equity Security; and (b) an ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity, any interest in real estate; and any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

        "Equity Security" means any stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security; and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and formal guidance issued thereunder.

        "ERISA Affiliate" has the meaning set forth in Section 5.03(m)(iii).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        "Exchange Agent" has the meaning set forth in Section 3.03(a).

        "FAB Acquisition" has the meaning set forth in Section 5.04(b)(i).

        "Fair Housing Act" means the Fair Housing Act, as amended.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "FHLB" means the Federal Home Loan Bank of San Francisco.

        "FRB" means the Board of Governors of the Federal Reserve System.

        "GAAP" means accounting principles generally accepted in the United States of America.

        "Governmental Authority" means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization.

        "Gross-Up Payment" has the meaning set forth in Section 5.03(m)(xiii).

        "Hazardous Substance" has the meaning set forth in Section 5.03(o).

        "Indemnified Parties" and "Indemnifying Party" have the meanings set forth in Section 6.10(a).

        "Insurance Policies" has the meaning set forth in Section 5.03(w).

        "Intellectual Property" means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.

        "IRS" has the meaning set forth in Section 5.03(m)(i).

        "Knowledge" shall mean facts and other information which as of the date hereof the chairman of the board, chief executive officer, president, executive vice president, chief financial officer, chief operating officer and chief credit officer (and any officer superior to any of the foregoing) of a party actually knows after due inquiry.

        "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance other than a charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance that is a Permitted Lien.

        "Loans" has the meaning set forth in Section 4.01(s).

        "Material Adverse Effect" means, with respect to PPBI or SDTB, any effect that (i) is material and adverse to the financial condition, results of operations or business of PPBI and its Subsidiaries taken as a whole or SDTB, as the case may be, or (ii) would materially impair the ability of any of PPBI and its Subsidiaries or SDTB, as the case may be, to perform their respective obligations under this Agreement or otherwise materially impede the consummation of the Transaction; provided, however, that Material Adverse Effect with respect to subclause (i) shall not be deemed to include the impact of (a) changes after the date hereof in laws or regulations of general applicability to banks, savings institutions and their holding companies generally or interpretations thereof by Governmental Authorities, (b) changes after the date hereof in GAAP or regulatory accounting requirements applicable to banks, savings institutions and their holding companies generally, (c) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (d) changes resulting from conditions affecting the banking and financial services industry or changes in global, national or regional political conditions or market conditions (including changes in prevailing interest rates or exchange rates) affecting banks, savings institutions and their holding companies generally, (e) the public announcement or pendency of the Transaction, including the impact of the Transaction on relationships with customers or employees, (f) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP, and (g) with respect to SDTB, the effects of any action or omission taken with the prior consent of PPBI or as otherwise required by the Agreement, provided that the effect of such changes described in clauses (a), (b), (c) and (d) shall not be excluded as a Material Adverse Effect to the extent of a materially disproportionate impact, if any, they have on PPBI and its Subsidiaries as a whole on the one hand or SDTB on the other hand, as measured relative to similarly situated companies in the banking industry.

        "Material Contracts" has the meaning set forth in Section 5.03(k)(i).

        "Maximum Cash Consideration" has the meaning set forth in Section 3.01(b)(2)(ii).

        "Maximum Insurance Amount" has the meaning set forth in Section 6.10(c).

        "Merger" has the meaning set forth in Section 2.01(a).

        "Merger Consideration" means the number of whole shares of PPBI Common Stock, plus cash in lieu of any fractional share interest, and/or the amount of cash into which shares of SDTB Common Stock shall be converted, pursuant to the provisions of Article III.

        "Minimum Cash Consideration" has the meaning set forth in Section 3.01(b)(2)(iii).

        "Mixed Election" has the meaning set forth in Section 3.02(a).

        "Nasdaq" means the Nasdaq Global Market or such other securities exchange on which the PPBI Common Stock may be listed.

        "National Labor Relations Act" means the National Labor Relations Act, as amended.

        "No-Election Shares" has the meaning set forth in Section 3.02(a).

        "Non-Election" has the meaning set forth in Section 3.02(a).

        "Noncompetition Agreement" has the meaning set forth in Section 6.12.

        "Option Merger Consideration" has the meaning set forth in Section 3.09(a).

        "OREO" means other real estate owned.

        "Pacific Premier" has the meaning set forth in the preamble to this Agreement.

        "Pacific Premier Articles" means the Articles of Incorporation of Pacific Premier, as amended.

        "Pacific Premier Board" means the Board of Directors of Pacific Premier.

        "Pacific Premier Bylaws" means the Amended and Restated Bylaws of Pacific Premier, as amended.

        "Pension Plan" has the meaning set forth in Section 5.03(m)(ii).

        "Permitted Lien" means (i) statutory Liens securing payments not yet delinquent (or being contested in good faith and for which adequate reserves have been established), (ii) Liens for real property Taxes not yet delinquent and payable or (iii) easements, rights of way, restrictive covenants, imperfections or irregularities of title, and other similar encumbrances or Liens that do not materially affect the value or prohibit the current use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

        "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

        "Per Share Cash Consideration" has the meaning set forth in Section 3.01(b)(1)(i).

        "Per Share Stock Consideration" has the meaning set forth in Section 3.01(b)(1)(ii).

        "PPBI" has the meaning set forth in the preamble to this Agreement.

        "PPBI Average Share Price" has the meaning set forth in Section 3.01(b)(2)(iv).

        "PPBI Benefit Plans" has the meaning set forth in Section 6.11(a).

        "PPBI Board" means the Board of Directors of the PPBI.

        "PPBI Bylaws" means the Amended and Restated Bylaws of PPBI.

        "PPBI Certificate" means the Amended and Restated Certificate of Incorporation of PPBI.

        "PPBI Common Stock" means the common stock, $0.01 par value per share, of PPBI.

        "PPBI Preferred Stock" means the preferred stock, $0.01 par value per share, of PPBI.

        "Previously Disclosed" by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used; provided however, that any information set forth in any one section of a party's Disclosure Schedule shall be deemed to apply to each other applicable section or subsection of its Disclosure Schedule if its relevance to such other section or subsection is reasonably apparent on its face (without need to examine underlying documentation).

        "Proxy Statement" has the meaning set forth in Section 6.03(a).

        "Reallocated Cash Shares" has the meaning set forth in Section 3.02(d)(i)(3).

        "Reallocated Stock Shares" has the meaning set forth in Section 3.02(d)(ii)(2).

        "Redacted Information" has the meaning set forth in Section 5.03(a).

        "Registration Statement" has the meaning set forth in Section 6.03(a).

        "Representatives" has the meaning set forth in Section 6.07(a).

        "Rights" means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

        "SDTB" has the meaning set forth in the preamble to this Agreement.

        "SDTB Articles" means the Articles of Incorporation of SDTB.

        "SDTB Board" means the Board of Directors of SDTB.

        "SDTB Bylaws" means the Bylaws of SDTB, as amended.

        "SDTB Common Stock" means the common stock, no par value per share, of SDTB.

        "SDTB Financial Statements" means (a) the audited statements of financial condition and statements of income, changes in shareholders' equity and cash flows for each of the years ended December 31, 2010, 2011 and 2012 and (b) the unaudited statements of financial condition and statements of income, changes in shareholders' equity and cash flows for the monthly, quarterly and annual periods ended subsequent to December 31, 2012.

        "SDTB IT Systems" has the meaning set forth in Section 5.03(t)(iii).

        "SDTB Loan Property" has the meaning set forth in Section 5.03(o).

        "SDTB Meeting" has the meaning set forth in Section 6.02.

        "SDTB Options" means the options to acquire SDTB Common Stock.

        "SDTB Preferred Stock" means the preferred stock of SDTB.

        "SDTB Stock Option Plan" means the San Diego Trust Bank Second Amended and Restated 2003 Stock Plan.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "Securities Documents" has the meaning set forth in Section 5.04(g)(i).

        "Shareholders" means each director and executive officer of SDTB.

        "Shareholder Agreements" has the meaning set forth in the recitals to this Agreement.

        "Stock Election" has the meaning set forth in Section 3.02(a).

        "Stock Election Shares" has the meaning set forth in Section 3.02(a).

        "Stock Limit" has the meaning set forth in Section 3.01(b)(ii).

        "Subsidiary" has the meaning ascribed to that term in Rule l-02 of Regulation S-X of the SEC.

        "Superior Proposal" has the meaning set forth in Section 6.07(a).

        "Surviving Bank" has the meaning set forth in Section 2.01(a).

        "Tax" and "Taxes" mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

        "Tax Returns" means any return (including any amended return), declaration or other report (including elections, declarations, claims for refunds, schedules, estimates and information returns) with respect to any Taxes (including estimated taxes).

        "Termination Fee" has the meaning set forth in Section 8.02(b).

        "Transaction" means the Merger and any other transactions contemplated by this Agreement.

 ARTICLE II

THE MERGER

        2.01    The Merger.

          (a)    The Merger.    Subject to the terms and conditions of this Agreement, at the Effective Time, SDTB shall merge with and into Pacific Premier (the "Merger") in accordance with the Agreement and Agreement of Merger and the applicable provisions of the CGCL and the CFC, the separate corporate existence of SDTB shall cease and Pacific Premier shall survive and continue to exist as a bank incorporated under the laws of California and as a wholly owned subsidiary of PPBI (Pacific Premier, as the surviving bank in the Merger, is sometimes referred to herein as the "Surviving Bank").

          (b)    Name.    The name of the Surviving Bank shall be "Pacific Premier Bank."

          (c)    Articles and Bylaws.    The articles of incorporation and bylaws of the Surviving Bank immediately after the Merger shall be the Pacific Premier Articles and the Pacific Premier Bylaws as in effect immediately prior to the Merger.

          (d)    Directors and Executive Officers of the Surviving Bank.    The directors of the Surviving Bank immediately after the Merger shall be the directors of Pacific Premier immediately prior to the Merger, each of whom shall serve until his or her successor shall be duly elected and qualified. The executive officers of the Surviving Bank immediately after the Merger shall be the executive officers of Pacific Premier immediately prior to the Merger, each of whom shall serve until such time as their successors shall be duly elected and qualified.

          (e)    Authorized Capital Stock.    The authorized capital stock of the Surviving Bank upon consummation of the Merger shall be as set forth in the Pacific Premier Articles immediately prior to the Merger.

          (f)    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in accordance with the CGCL and CFC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of SDTB shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of SDTB shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank.

          (g)    Additional Actions.    If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, record or otherwise confirm the Surviving Bank's right, title or interest in, to or under any of the rights, properties or assets of SDTB acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, SDTB, and its proper officers and directors, acting in such corporate capacity and not individually, shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Bank are fully authorized in the name of the Surviving Bank or otherwise to take any and all such action.

        2.02    Effective Date and Effective Time; Closing.

          (a)   Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause the Agreement of

  Merger, which has been approved and endorsed by the DFI, to be filed with the Secretary of State of the State of California pursuant to the CGCL on (i) a date mutually selected by PPBI and SDTB after such satisfaction or waiver which is no later than the later of (A) five Business Days after such satisfaction or waiver or (B) the first month end following such satisfaction or waiver, or (ii) such other date to which the parties may mutually agree in writing. The parties shall cause a copy of the Agreement of Merger certified by the Secretary of State of the State of California to be filed with the DFI immediately following the receipt of such certified copy from the Secretary of State of the State of California. The Merger provided for herein shall become effective upon acceptance and filing with the DFI. The term "Effective Time" shall be the time of such filings or as set forth in such filing with the DFI. The date of such filings or such later effective date is herein called the "Effective Date."

          (b)   A closing (the "Closing") shall take place immediately prior to the Effective Time at the offices of Patton Boggs LLP, 2550 M Street, N.W., Washington, D.C. 20037, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the "Closing Date"). At the Closing, there shall be delivered to PPBI, Pacific Premier and SDTB the certificates and other documents required to be delivered under Article VII hereof.

ARTICLE III

CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

        3.01    Conversion of Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of SDTB Common Stock:

          (a)    Pacific Premier Common Stock.    Each share of Pacific Premier Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

          (b)    (1) SDTB Common Stock.    Subject to Sections 3.02, 3.05, 3.06, 3.07 and 9.05, each share of SDTB Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive:

              (i)  Cash Consideration.    Subject to Section 9.05, a cash amount equal to $13.41 (the "Per Share Cash Consideration"); and/or

             (ii)  Stock Consideration.    1.114 shares of PPBI Common Stock (the "Per Share Stock Consideration"); provided that the PPBI Average Share Price is equal to or greater than $10.832 but less than or equal to $13.240. To the extent the PPBI Average Share Price is less than $10.832, the Per Share Stock Consideration shall amount to a number of shares of PPBI Common Stock equal to (A) $12.069 divided by (B) the PPBI Average Share Price, rounded to the nearest thousandth. To the extent the PPBI Average Share Price is greater than $13.240, the Per Share Stock Consideration shall be equal to (X) $14.751 divided by (Y) the PPBI Average Share Price, rounded to the nearest thousandth. Notwithstanding the adjustments to the Per Share Stock Consideration in the preceding sentence, under no circumstance shall the adjusted Per Share Stock Consideration increase beyond a number of shares of PPBI Common Stock that would result in PPBI issuing at the Closing more than 19.9% of its outstanding shares of PPBI Common Stock (the "Stock Limit"). If the Stock Limit is reached, no other adjustment will be made to any other consideration to be paid in the Transaction to the holders of SDTB Common Stock and the aggregate number of shares of PPBI Common Stock to be issued shall be an amount equal to 19.9% of the outstanding shares of PPBI Common Stock immediately prior to the Closing Date.

            (2)   Additional Definitions.    For purposes of this Agreement:

              (i)  "Aggregate Merger Consideration" shall mean $28,850,207 as of the date of this Agreement. For the avoidance of doubt, the Aggregate Merger Consideration will fluctuate based on the value of the aggregate stock consideration issued pursuant to this Article III by PPBI.

             (ii)  "Maximum Cash Consideration" shall mean the product of the Aggregate Merger Consideration times .50 (i.e., $14,425,103).

            (iii)  "Minimum Cash Consideration" shall mean the product of the Aggregate Merger Consideration times .50 (i.e., $14,425,103).

            (iv)  "PPBI Average Share Price" shall mean the average of the closing price per share of PPBI Common Stock, as reported on Nasdaq for the 10 trading days ending on and including the fifth trading day prior to the Closing Date.

        3.02    Election Procedures.

          (a)    Election Form.    An election form, in such form as SDTB and PPBI shall mutually agree (the "Election Form"), shall be mailed no later than the date on which the Proxy Statement is mailed to each holder of record of SDTB Common Stock as of the record date for the SDTB Meeting. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 3.01(b)(1), (i) to elect to receive PPBI Common Stock with respect to all of such holder's SDTB Common Stock (a "Stock Election"), (ii) to elect to receive cash with respect to all of such holder's SDTB Common Stock (a "Cash Election"), (iii) to elect to receive cash with respect to some of such holder's shares and shares of PPBI Common Stock with respect to such holder's remaining shares (a "Mixed Election") or (iv) to indicate that such holder makes no such election with respect to such holder's shares of SDTB Common Stock (a "Non-Election"). Shares of SDTB Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares." Shares of SDTB Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares." Shares of SDTB Common Stock as to which no election has been made, including any SDTB Common Stock issued in connection with the exercise of an SDTB Option after the Election Deadline, are referred to herein as "No-Election Shares." Nominee record holders who hold SDTB Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares. If a shareholder either (i) does not submit a properly completed Election Form in a timely fashion, (ii) revokes an Election Form prior to the Election Deadline (as defined herein) and does not resubmit a properly completed Election Form prior to the Election Deadline, or (iii) fails to perfect his, her or its right to dissent under applicable law, the shares of SDTB Common Stock held by such shareholder shall be designated No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares.

          (b)    Election Deadline.    The term "Election Deadline" shall mean 5:00 p.m., Pacific Time, on the Business Day that PPBI and SDTB mutually agree is approximately five (5) Business Days prior to the Closing Date, or such other date as PPBI and SDTB shall mutually agree upon.

          (c)    Effective Election.    Any election to receive PPBI Common Stock and/or cash shall have been properly made only if the agent designated by PPBI (who, if different than PPBI's then serving registrar and transfer agent, is reasonably acceptable to SDTB) to act as the exchange agent for purposes of conducting the election procedure and the exchange procedure described in Sections 3.01 and 3.02 (the "Exchange Agent") shall have actually received a properly completed

  Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of SDTB Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither PPBI nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

          (d)    Allocation.    The Exchange Agent shall effect the allocation among holders of SDTB Common Stock of rights to receive PPBI Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

              (i)  Minimum Cash Consideration Undersubscribed.    If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Minimum Cash Consideration, then:

              (1)   all Cash Election Shares (subject to Section 3.06 with respect to Dissenting Shares) shall be converted into the right to receive cash;

              (2)   No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration equal the Minimum Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

              (3)   if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is less than the Minimum Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 3.02(e) a sufficient number of Stock Election Shares into Cash Election Shares ("Reallocated Cash Shares") such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Minimum Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash; and

              (4)   the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive PPBI Common Stock.

             (ii)  Maximum Cash Consideration Oversubscribed.    If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Maximum Cash Consideration, then:

              (1)   all Stock Election Shares and all No-Election Shares shall be converted into the right to receive PPBI Common Stock;

              (2)   the Exchange Agent shall convert on a pro rata basis as described below in Section 3.02(e) a sufficient number of Cash Election Shares (excluding any Dissenting Shares) ("Reallocated Stock Shares") such that the number of remaining Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration equals the

      Maximum Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive PPBI Common Stock; and

              (3)   the Cash Election Shares (subject to Section 3.06 with respect to Dissenting Shares) which are not Reallocated Stock Shares shall be converted into the right to receive cash.

            (iii)  Minimum or Maximum Cash Consideration Satisfied.    If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Minimum Cash Consideration or the Maximum Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Cash Election Shares (subject to Section 3.06 with respect to Dissenting Shares) shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive PPBI Common Stock.

          (e)    Pro Rata Reallocations.    In the event that the Exchange Agent is required pursuant to Section 3.02(d)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 3.02(d)(ii)(2) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

          (f)    Stock Consideration Adjustment.    Notwithstanding any other provision of this Agreement, if at the time of the Closing, the aggregate value of the shares of PPBI Common Stock to be exchanged for shares of SDTB Common Stock is less than 45% of the sum of (i) the Aggregate Merger Consideration and (ii) the Option Merger Consideration, then PPBI shall direct the Exchange Agent to convert a minimum number of No-Election Shares and, to the extent necessary a minimum number of Cash Election Shares, into Stock Election Shares so that the aggregate value of the shares of PPBI Common Stock exchanged for shares of SDTB Common Stock constitutes 45% of the aggregate value of the sum of (i) the Aggregate Merger Consideration and (ii) the Option Merger Consideration. For purposes of this Section 3.02(f) only, the value of a share of PPBI Common Stock will be the PPBI Average Share Price.

        3.03    Exchange Procedures.

          (a)    Mailing of Transmittal Material.    Provided that SDTB has delivered, or caused to be delivered, to the Exchange Agent all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and PPBI shall cause the Exchange Agent to, mail or deliver to each holder of record of SDTB Common Stock, simultaneous with the mailing or delivery of the Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of SDTB Common Stock shall pass, only upon proper delivery of such Certificate(s) to the Exchange Agent and which shall have been approved in form by SDTB) advising such holder of the procedure for surrendering to the Exchange Agent such Certificate(s) in exchange for the consideration to which such holder may be entitled pursuant to Section 3.01(b) hereof deliverable in respect thereof pursuant to this Agreement. A letter of transmittal will be properly completed only if accompanied by Certificate or Certificates representing all shares of SDTB Common Stock covered thereby, subject to the provisions of paragraph (d) of this Section 3.03. For those holders of No-Election Shares who have not surrendered a properly completed letter of transmittal and/or Certificates evidencing such No-Election Shares before the Election Deadline, the Exchange Agent shall send such holders another letter of transmittal promptly following the Election Deadline indicating the allocation to such holders' No-Election Shares of rights to receive PPBI Common Stock and/or cash.

          (b)    PPBI Deliveries.    At least one (1) day prior to the Closing, for the benefit of the holders of Certificates, (i) PPBI shall deliver to the Exchange Agent certificates, or at PPBI's option, evidence of shares in book entry form, representing the number of shares of PPBI Common Stock issuable to the holders of SDTB Common Stock as part of the Merger Consideration and (ii) PPBI shall deliver, or cause Pacific Premier to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to this Article III, each to be given to the holders of SDTB Common Stock in exchange for their Certificates as provided in this Article III. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PPBI Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

          (c)   Exchange Agent Deliveries.

              (i)  After completion of the allocation referred to in paragraph (d) of Section 3.02 and upon the Closing, each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of PPBI Common Stock and/or the amount of cash into which the aggregate number of shares of SDTB Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and, if such holder's shares of SDTB Common Stock have been converted into PPBI Common Stock, any other distribution theretofore paid with respect to PPBI Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

             (ii)  If a holder of Certificates surrenders such Certificates and a properly executed letter of transmittal to the Exchange Agent at least five (5) Business Days prior to the Closing Date, then PPBI shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within one (1) Business Day following the Closing Date, to such holder of Certificates the Merger Consideration into which the shares of SDTB Common Stock represented by such Certificates have been converted pursuant to Section 3.01(b). If a holder of Certificates surrenders such Certificates and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) Business Days prior to the Closing Date, then PPBI shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) Business Days following receipt of such Certificates and properly executed letter of transmittal, deliver to such holder of Certificates the Merger Consideration into which the shares of SDTB Common Stock represented by such Certificate or Certificates have been converted pursuant to Section 3.01(b).

            (iii)  Each outstanding Certificate which prior to the Effective Time represented SDTB Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PPBI Common Stock and/or the right to receive the amount of cash into which such SDTB Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of SDTB of Certificates representing shares of SDTB Common Stock and, if such Certificates are presented to SDTB for transfer, they shall be cancelled against delivery of certificates for PPBI Common Stock and/or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of PPBI Common Stock under Section 3.02 until such Person surrenders the Certificate or Certificates representing SDTB Common Stock, at which time such dividends shall be remitted to such Person, without interest.

          (d)    Lost or Destroyed Certificates; Issuances of PPBI Common Stock in New Names.    The Exchange Agent and PPBI, as the case may be, shall not be obligated to deliver cash and a certificate or certificates representing shares of PPBI Common Stock to which a holder of SDTB Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of SDTB Common Stock for exchange as provided in this Section 3.03, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by PPBI. If any certificates evidencing shares of PPBI Common Stock are to be issued in a name other than that in which the Certificate evidencing SDTB Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other Tax required by reason of the issuance of a certificate for shares of PPBI Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

          (e)    Unclaimed Merger Consideration.    Any portion of the shares of PPBI Common Stock and cash delivered to the Exchange Agent by PPBI pursuant to Section 3.03(b) that remains unclaimed by the shareholders of SDTB for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PPBI. Any shareholders of SDTB who have not theretofore complied with Section 3.03(c) shall thereafter look only to PPBI for the consideration deliverable in respect of each share of SDTB Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of SDTB Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of PPBI Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PPBI (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PPBI and the Exchange Agent shall be entitled to rely upon the stock transfer books of SDTB to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, PPBI and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        3.04    Rights as Shareholders; Stock Transfers.    At the Effective Time, holders of SDTB Common Stock shall cease to be, and shall have no rights as, shareholders of SDTB other than to receive the consideration provided under this Article III.

        3.05    No Fractional Shares.    Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PPBI Common Stock shall be issued in the Merger. Each holder of SDTB Common Stock who otherwise would have been entitled to a fraction of a share of PPBI Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $13.41, rounded to the nearest whole cent.

No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

        3.06    Dissenting Shares.    Each outstanding share of SDTB Common Stock the holder of which has perfected his right to dissent pursuant to Chapter 13 of the CGCL, including making a demand of SDTB to purchase his shares pursuant to Section 1301 of Chapter 13 of the CGCL and submitting his shares for endorsement pursuant to Section 1302 of Chapter 13 of the CGCL, and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the CGCL. SDTB shall give PPBI prompt notice upon receipt by SDTB of any such written demands for payment of the fair value of such shares of SDTB Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the CGCL. If any holder of Dissenting Shares shall have effectively withdrawn or lost the right to dissent (through failure to perfect or otherwise), the Dissenting Shares held by such holder shall be converted on a share by share basis into the right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. Any payments made in respect of Dissenting Shares shall be made by PPBI or the Surviving Bank within the time period set forth in the CGCL.

        3.07    Anti-Dilution Provisions.    If, between the date hereof and the Effective Time, the shares of PPBI Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Per Share Stock Consideration shall be adjusted accordingly; provided that an offering or sale of PPBI Common Stock shall not be deemed a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment of the PPBI Common Stock.

        3.08    Withholding Rights.    PPBI (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of SDTB Common Stock such amounts as PPBI is required under the Code or any state, local or foreign Tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of SDTB Common Stock in respect of which such deduction and withholding was made by PPBI.

        3.09    SDTB Options.

            (i)  As soon as practicable after the date hereof, but in no event less than one hundred (100) days prior to the anticipated Closing Date, the SDTB Board shall declare (an "Acceleration Declaration") that each SDTB Option that is then outstanding, but that is not then exercisable, shall become fully vested and exercisable for a period of three (3) months ending immediately before the anticipated Closing Date, in accordance with the SDTB Stock Option Plan, with such vesting and exercise effective on the Closing Date.

           (ii)  Following such Acceleration Declaration, but in no event less than ninety (90) days prior to the anticipated Closing Date, SDTB shall deliver a written notification to each holder of a SDTB Option, informing him or her of such event.

          (iii)  At the Closing Date, each SDTB Option, vested or unvested, that remains outstanding shall be cancelled in accordance with the SDTB Stock Option Plan and shall only entitle the holder of such SDTB Option to receive from PPBI, as soon as reasonably practicable after the Effective Time, but in no event later than three (3) days after the Effective Date, a single lump sum cash payment, equal to the product of (A) the number of shares of SDTB Common Stock subject to such SDTB Option immediately prior to the Closing, and (B) the excess, if any, of the Per Share Cash Consideration over the exercise price per share of such SDTB Option (the

  "Option Merger Consideration"), less any applicable Taxes required to be withheld with respect to such payment. If the exercise price per share of any such SDTB Option is equal to or greater than the Per Share Cash Consideration, such SDTB Option shall be canceled without any cash payment being made in respect thereof.

          (iv)  At least thirty (30) days prior to the expected Closing Date, SDTB shall send a request to all holders of all of the then-outstanding SDTB Options requesting that they return a written acknowledgment with regard to the cancellation of his or her SDTB Options and the payment therefor in accordance with the terms of this Agreement. SDTB shall use its reasonable best efforts to obtain the written acknowledgment of each holder of a then-outstanding SDTB Option with regard to the cancellation of such SDTB Option and the payment therefor in accordance with the terms of this Agreement.

           (v)  Subject to the foregoing in this Section 3.09, the SDTB Stock Option Plan and all SDTB Options issued thereunder shall terminate at the Effective Time.

        3.10    Reservation of Shares.    Prior to the Closing, the PPBI Board shall reserve for issuance a sufficient number of shares of PPBI Common Stock for the purpose of issuing its shares in exchange for shares of SDTB Common Stock in the Merger.

ARTICLE IV

ACTIONS PENDING ACQUISITION

        4.01    Forbearances of SDTB.    From the date hereof until the Effective Time, except as (i) expressly contemplated or permitted by this Agreement, (ii) required by applicable law, regulation or at the direction of any Governmental Authority, (iii) consented to in writing in advance by PPBI, which shall respond to a request for such consent promptly as reasonably practicable, or (iv) as otherwise Previously Disclosed, SDTB will not:

          (a)    Ordinary Course.    Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees (except in the case of terminations of employees for cause) and preserve for itself and PPBI the goodwill of the customers of SDTB and others with whom business relations exist.

          (b)    Capital Stock.    Other than pursuant to Rights set forth on Section 4.01(b) of SDTB's Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Rights.

          (c)    Dividends; Reclassifications; Etc.

              (i)  Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of SDTB Common Stock.

             (ii)  Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of SDTB Common Stock.

          (d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any director, officer or employee of SDTB or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for changes that are required by applicable law.

          (e)    Hiring.    Hire any person as an employee of SDTB or promote any employee, except (i) as set forth on Section 4.01(e) of SDTB's Disclosure Schedule, (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Section 4.01(e) of SDTB's Disclosure Schedule and (iii) persons hired to fill any vacancies arising after the date hereof whose employment is terminable at the will of SDTB and who is not subject to or eligible for any severance or similar benefits or payments that would become payable as a result of the Transaction or consummation thereof.

          (f)    Benefit Plans.    Enter into, establish, adopt, amend or terminate, or make any contributions to (except (i) as may be required by applicable law, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Section 4.01(f) of SDTB's Disclosure Schedule), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of SDTB or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

          (g)    Dispositions.    Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except with respect to OREO.

          (h)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, securities, deposits or properties of any other entity having a value, individually or in the aggregate, that exceeds $25,000.

          (i)    Capital Expenditures.    Make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice, in amounts not exceeding $10,000 individually or $25,000 in the aggregate.

          (j)    Governing Documents.    Amend the SDTB Articles or the SDTB Bylaws or enter into a plan of consolidation, merger, share exchange or reorganization with any Person, or a letter of intent or agreement in principle with respect thereto.

          (k)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

          (l)    Contracts.    Except (i) as set forth on Section 4.01(l) of SDTB's Disclosure Schedule or (ii) as otherwise permitted under Sections 4.01 and 6.12 hereof, enter into, cancel, fail to renew or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

          (m)    Claims.    Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which SDTB is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by SDTB of an amount which exceeds $10,000 and/or would impose any material restriction on the business of SDTB or create precedent for claims that are reasonably likely to result in a Material Adverse Effect with respect to SDTB.

          (n)    Banking Operations.    Enter into any new material line of business; introduce any material new products or services; change its material lending, investment, underwriting, loan, deposit or fee pricing, servicing, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any

  Governmental Authority, or the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered "high risk" under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility.

          (o)    Marketing.    Introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been fully disclosed in writing to PPBI prior to the date hereof).

          (p)    Derivatives Contracts.    Enter into any Derivatives Contract.

          (q)    Indebtedness.    Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within 30 days and that have no put or call features and securities sold under agreements to repurchase that mature within 30 days, in each case, in the ordinary course of business consistent with past practice); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.

          (r)    Investment Securities.    (i) Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or Equity Investment or (ii) dispose of any debt security or Equity Investment.

          (s)    Loans.    (i) Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, "Loans"), other than Loans made in the ordinary course of business, consistent with past practice, that are not in excess of $250,000 individually (with any individual Loan in excess of $250,000 having a complete loan package provided to Pacific Premier to the attention of Pacific Premier's Chief Credit Officer for review, comments and consent, which consent shall not be unreasonably withheld and which shall be deemed to have been provided to SDTB if consent is not given by the end of the third Business Day after receipt Pacific Premier of the complete loan package); (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; or (iii) enter into any Loan securitization or create any special purpose funding entity.

          (t)    Investments in Real Estate.    Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

          (u)    Tax Elections.    Make or change any material Tax election in respect of Taxes relating to SDTB (or the assets and liabilities of SDTB), settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes relating to SDTB (or the assets and liabilities of SDTB), enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes relating to SDTB (or the assets and liabilities of SDTB) or file any amended Tax Return.

          (v)    Antitakeover Statutes.    Take any action (i) that would cause this Agreement or the Transaction to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than PPBI or its Subsidiaries) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.

          (w)    Adverse Actions.    Take any action that is intended or is reasonably likely to result in (i) the Merger not qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (iii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iv) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

          (x)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        4.02    Forbearances of PPBI.    From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of SDTB, PPBI will not, and will cause each of its Subsidiaries not to:

          (a)    Adverse Actions.    Take any action that is intended or is reasonably likely to result in (i) the Merger not qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (iii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iv) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

          (b)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

        5.01    Disclosure Schedules.    On or prior to the date hereof, PPBI has delivered to SDTB a schedule and SDTB has delivered to PPBI a schedule (each respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its covenants contained in Articles IV and VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect.

        5.02    Standard.    Solely for the purposes of determining whether the conditions set forth in Sections 7.02(a) or 7.03(a), as the case may be, have been satisfied (and without otherwise qualifying any representation or warranty made on the date hereof), no representation or warranty of SDTB on the one hand or PPBI on the other hand contained in Sections 5.03 or 5.04, respectively, other than the representations of SDTB contained in Sections 5.03(b) and 5.03(m)(vi), which shall be true in all respects, shall be deemed untrue or incorrect for purposes of Sections 7.02(a) or 7.03(a), and no party hereto shall be deemed to have breached a representation or warranty for purposes of such Sections, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

        5.03    Representations and Warranties of SDTB.    Subject to Sections 5.01 and 5.02, SDTB hereby represents and warrants to PPBI:

          (a)    Organization, Standing and Authority.    SDTB is duly incorporated, validly existing and in good standing under the laws of the State of California. SDTB is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on SDTB. SDTB has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of SDTB are insured by the FDIC in the manner and to the maximum extent provided by applicable law, and SDTB has paid all deposit insurance premiums and assessments required by applicable laws and regulations. The copies of the SDTB Articles and SDTB Bylaws which have previously been made available to PPBI are true, complete and correct copies of such documents as in effect on the date of this Agreement. The minute books of SDTB previously made available to PPBI contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken of its shareholders and Board of Directors (including committees of its Board of Directors) through the date hereof; provided that certain records may have been redacted to the extent disclosure of the same: (i) would, upon the advice of counsel, result in the waiver of the privilege protecting communications between SDTB and any of its counsel, (ii) would violate any written confidentiality agreement or similar agreement or arrangement to which SDTB is a party, (iii) would violate any applicable law or regulation, including confidential supervisory information or privacy of customer information, and/or (iv) is information regarding the Transaction that would unduly prejudice SDTB if such information were disclosed to PPBI ("Redacted Information"). Notwithstanding the preceding sentence, SDTB shall use its reasonable best efforts to provide PPBI with substitute disclosure of Redacted Information.

          (b)    SDTB Capital Stock.    The authorized capital stock of SDTB consists solely of 10,000,000 shares of SDTB Common Stock, of which 2,151,395 shares are issued and outstanding as of the date hereof, and 10,000,000 shares of SDTB Preferred Stock, of which no shares were issued and outstanding as of the date hereof. As of the date hereof, no shares of SDTB Common Stock were held in treasury by SDTB or otherwise directly or indirectly owned by SDTB. The outstanding shares of SDTB Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of SDTB Common Stock have been issued in violation of the preemptive rights of any Person. Section 5.03(b) of SDTB's Disclosure Schedule sets forth, as of the date hereof, for each SDTB Option, the name of the grantee, the date of the grant, with respect to SDTB Options, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of SDTB Common Stock subject to each SDTB Option, the number of shares of SDTB Common Stock subject to SDTB Options that are currently exercisable and the exercise or strike price per share. Except as set forth in the preceding sentence, there are no shares of SDTB Common Stock reserved for issuance, SDTB does not have any Rights issued or outstanding with respect to SDTB Common Stock and SDTB does not have any commitment to authorize, issue or sell any SDTB Common Stock or Rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of SDTB may vote are outstanding.

          (c)   Subsidiaries.

              (i)  SDTB does not have any Subsidiaries.

             (ii)  Except (A) as set forth in Section 5.03(c)(ii) of SDTB's Disclosure Schedule, (B) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and (C) Equity Securities held in the FHLB, SDTB does not own beneficially, directly or indirectly, any Equity Securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.

          (d)    Corporate Power.    SDTB has the corporate power and corporate authority to carry on its business as it is now being conducted and to own all its properties and assets; and SDTB has the corporate power and corporate authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, subject to receipt of all necessary approvals of Governmental Authorities and the approval of SDTB's shareholders of this Agreement.

          (e)    Corporate Authority.    Subject to the approval of this Agreement by the holders of the outstanding SDTB Common Stock, this Agreement and the Transaction have been authorized by all necessary corporate action of SDTB and the SDTB Board on or prior to the date hereof and the SDTB Board has recommended that shareholders of SDTB adopt this Agreement and directed that such matter be submitted for consideration by SDTB's shareholders at the SDTB Meeting required by Section 6.02. SDTB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by PPBI and Pacific Premier, this Agreement is a valid and legally binding obligation of SDTB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f)    Regulatory Approvals; No Defaults.

              (i)  No consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by SDTB in connection with the execution, delivery or performance by SDTB of this Agreement or to consummate the Transaction, except as set forth in Section 5.03(f)(i) of SDTB's Disclosure Schedule and except for (A) filings of applications or notices with, and approvals or waivers by, the FRB and the DFI, as required, (B) filings with the SEC and state securities authorities, as applicable, in connection with the issuance of PPBI Common Stock in the Merger, (C) approval of listing of such PPBI Common Stock on the Nasdaq, (D) the filing of the Agreement and Agreement of Merger with the Secretary of State of the State of California and the DFI pursuant to the CGCL and CFC and (E) the approval of this Agreement, including the Agreement and Agreement of Merger, by the holders of the outstanding shares of SDTB Common Stock. As of the date hereof, SDTB is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

             (ii)  Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by SDTB and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of SDTB or to which SDTB or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, the SDTB Articles or SDTB Bylaws or (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.

          (g)    Financial Reports; Undisclosed Liabilities; Internal Controls.

              (i)  Each of the statements of financial condition contained in the SDTB Financial Statements fairly presents, or will fairly present, the financial position of SDTB as of its date, and each of the statements of income, changes in shareholders' equity and cash flows in such SDTB Financial Statements fairly presents, or will fairly present, the results of operations, shareholders' equity and cash flows of SDTB for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein and subject, in the case of unaudited statements that are part of the SDTB Financial Statements, to normal year-end adjustments.

             (ii)  SDTB is not required to file periodic reports with any Governmental Authority pursuant to the Exchange Act.

            (iii)  Except as set forth on the statement of financial condition of SDTB dated as of December 31, 2012, SDTB does not have any material liability (whether absolute, contingent or accrued or otherwise and whether due or to become due) that would be required to be reflected on a statement of financial condition or in notes thereto prepared in accordance with GAAP, other than liabilities (A) incurred after December 31, 2012 in the ordinary course of business consistent with past practice or (B) incurred pursuant to or provided for in this Agreement and, to SDTB's Knowledge, there is no existing condition, event or circumstance as of the date hereof which could result in any such material liability in the future.

            (iv)  Since December 31, 2012, (A) SDTB has conducted its business in the ordinary and usual course consistent with past practice, (B) SDTB has not taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a breach of any of the covenants in Section 4.01, except as set forth in Section 5.03(g)(iv) of SDTB's Disclosure Schedule and for actions consented to or deemed consented to pursuant to Section 4.01 hereof by PPBI and (C) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to SDTB.

             (v)  No agreement pursuant to which any Loans or other assets have been or shall be sold by SDTB entitled the buyer of such Loans or other assets, unless there is material breach of a representation or covenant by SDTB, to cause SDTB to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against SDTB. Section 5.03(g)(v) of SDTB's Disclosure Schedule sets forth all cash, stock or other dividend or any other distribution with respect to the capital stock of SDTB that has been declared, set aside or paid since December 31, 2008, as well as all shares of capital stock of SDTB that have been purchased, redeemed or otherwise acquired, directly or indirectly, by SDTB since December 31, 2008.

            (vi)  The records, systems, controls, data and information of SDTB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of SDTB (either directly or through SDTB's third party data processing service provider) or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.03(g)(vi). SDTB (A) has implemented and maintains disclosure controls and procedures to ensure that material information relating to SDTB is made known to the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of SDTB by others within SDTB and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to SDTB's outside auditors and the audit committee of the SDTB Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect SDTB's ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in SDTB's internal controls over financial reporting. These disclosures were made in writing by management to SDTB's auditors and audit committee and a copy has previously been made available to PPBI.

           (vii)  Since January 1, 2009, (A) neither SDTB nor, to the Knowledge of SDTB, any director, officer, employee, auditor, accountant or representative of SDTB, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of SDTB or its internal accounting controls, including any material complaint, allegation, assertion or claim that SDTB has engaged in questionable accounting or auditing practices, and (B) no attorney representing SDTB, whether or not employed by SDTB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SDTB or its officers, directors, employees or agents to the SDTB Board or any committee thereof or, to the Knowledge of SDTB, to any director or officer of SDTB.

          (h)    Legal Proceedings.    No litigation, arbitration, claim or other proceeding before any court or Governmental Authority is pending against SDTB and, to SDTB's Knowledge, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding. Neither SDTB nor any of its properties is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect with respect to SDTB.

          (i)    Regulatory Matters.

              (i)  SDTB has duly filed with the appropriate bank regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations, and SDTB has previously delivered or made available to PPBI accurate and complete copies of all such reports. In connection with the most recent examination of SDTB by the appropriate regulatory authorities, except as set forth in Section 5.03(i)(i) of SDTB's Disclosure Schedule, SDTB was not required to correct or change any action, procedure or proceeding which SDTB believes in good faith has not now been corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on SDTB. To the Knowledge of SDTB, since its last regulatory examination of Community Reinvestment Act compliance, SDTB has not received any complaints as to Community Reinvestment Act compliance.

             (ii)  Neither SDTB nor any of its properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has

    SDTB adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. SDTB has paid all assessments made or imposed by any Governmental Authority.

            (iii)  SDTB has not been advised by, nor does it have any Knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

            (iv)  Except as set forth in Section 5.03(i)(iv) of SDTB's Disclosure Schedule, (A) No Governmental Authority has initiated since December 31, 2008 or has pending any proceeding, enforcement action or, to SDTB's Knowledge, investigation or inquiry into the business, operations, policies, practices or disclosures of SDTB (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of SDTB), or, to SDTB's Knowledge, threatened any of the foregoing, and (B) there is no unresolved violation, criticism, comment or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of SDTB.

          (j)    Compliance With Laws.    Except as set forth in Section 5.03(j) of SDTB's Disclosure Schedule, SDTB:

              (i)  is, and at all times since December 31, 2008, has been, in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of a Governmental Authority applicable thereto or to the employees conducting such business, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FDIC regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, all other applicable fair lending laws and other laws relating to discriminatory business practices and all posted and internal policies of SDTB related to customer data, privacy and security;

             (ii)  has, and at all times since December 31, 2008, has had, all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to SDTB's Knowledge, no suspension or cancellation of any of them is threatened; and

            (iii)  has received no notification or communication from any Governmental Authority (A) asserting that SDTB is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to SDTB's Knowledge, do any grounds for any of the foregoing exist).

        The representations and warranties set forth in this Section 5.03(j) do not apply to employee benefit plans, labor matters, environmental matters or tax matters, which are addressed in Sections 5.03 (m), (n), (o) and (p), respectively.

          (k)    Material Contracts; Defaults.

              (i)  Except for documents set forth in Section 5.03(k) of SDTB's Disclosure Schedule, SDTB is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) with respect to the employment of any of its directors, officers, employees, or with regards to the provision of services similar to those provided by an employee, independent contractors or consultants, (B) which would entitle any present or former director, officer, employee, independent contractor, consultant or agent of SDTB to indemnification from SDTB, (C) which provides for the payment by SDTB of severance or other compensation upon a merger, consolidation, acquisition, asset purchase, stock purchase or other business combination transaction involving SDTB, including but not limited to, the Transaction, (D) which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC), (E) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on 60 days or less notice and involving the payment or value of more than $25,000 per annum, (F) which is with or to a labor union or guild (including any collective bargaining agreement), (G) which relates to the incurrence of indebtedness or guaranty of SDTB (other than deposit liabilities, advances and loans from the FHLB, and sales of securities subject to repurchase, in each case, in the ordinary course of business), (H) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, rights, assets or businesses of SDTB, (I) which involves the purchase or sale of assets with a purchase price of $100,000 or more in any single case or $250,000 in all such cases, other than purchases and sales of investment securities in the ordinary course of business consistent with past practice, (J) which is a consulting agreement, license or service contract (including data processing, software programming and licensing contracts and outsourcing contracts) which involves the payment of $25,000 or more in annual fees, (K) which relates to the settlement or other resolution of any legal proceeding in an amount in excess of $25,000 and that has any continuing obligations, liabilities or restrictions, (L) which relates to a partnership or joint venture or similar arrangement, (M) which is a lease for any real or material personal property owned or presently used by SDTB, (N) which materially restricts the conduct of any business by SDTB or limits the freedom of SDTB to engage in any line of business in any geographic area (or would so restrict the Surviving Bank or any of its Affiliates after consummation of the Transaction) or which requires exclusive referrals of business or requires SDTB to offer specified products or services to its customers or depositors on a priority or exclusive basis, or (O) which is with respect to, or otherwise commits SDTB to do, any of the foregoing (collectively, "Material Contracts"). Except as set forth in Section 5.03(k)(i) of SDTB's Disclosure Schedule, no consents, approvals, notices or waivers are required to be obtained or delivered pursuant to the terms and conditions of any Material Contract as a result of SDTB's execution, delivery or performance of this Agreement and the consummation of the Transaction. True, correct and complete copies of all such Material Contracts have been made available to PPBI as of the date hereof.

             (ii)  Each of the Material Contracts is in full force and effect (other than due to the ordinary expiration thereof) and is a valid and binding obligation of SDTB and, to SDTB's Knowledge, is a valid and binding obligation of the other parties thereto, enforceable against SDTB, and to SDTB's Knowledge, the other parties thereto, in accordance with its terms (in each case, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). SDTB has performed, in all material respects, all obligations required to be performed by it under each Material Contract. Except as set forth in Section 5.03(k)(ii) of SDTB's Disclosure Schedule, neither SDTB nor, to SDTB's Knowledge, any other parties thereto, is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which they are a party, by which their respective assets, business, or operations may be bound or affected, or under which their respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by SDTB is currently outstanding. With respect to the Material Contracts, no event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, (A) give any Person the right to declare a default or exercise any remedy under any Material Contract, (B) give any Person the right to accelerate the maturity or performance of any Material Contract, or (C) give any Person the right to cancel, terminate or modify any Material Contract.

            (iii)  Section 5.03(k)(iii) of SDTB's Disclosure Schedule sets forth a schedule of all holders of five percent or more of SDTB Common Stock and executive officers and directors of SDTB who have outstanding loans from SDTB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof; provided however, that the list of holders of five percent or more of SDTB Common Stock is limited to (A) record holders of SDTB Common Stock, (B) those holders of SDTB Common Stock who are non-objecting beneficial owners of their shares and (C) those holders of SDTB Common Stock to whom SDTB has Knowledge. Except with respect to subclause (C) in the preceding sentence of this Section 5.03(k)(iii), SDTB makes no representation as to the existence or possibility of additional objecting beneficial owners of SDTB Common Stock that may also own five percent or more of SDTB Common Stock.

          (l)    No Brokers.    No action has been taken by SDTB that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Transaction, other than a fee to be paid to Keefe, Bruyette & Woods, Inc., which is set forth in Section 5.03(l) of SDTB's Disclosure Schedule. Copies of all agreements with Keefe, Bruyette & Woods, Inc. have been previously provided or made available to PPBI.

          (m)    Employee Benefit Plans.

              (i)  All material benefit and compensation plans, contracts, policies or arrangements (other than workers compensation, unemployment programs, and payroll practices of SDTB), maintained contributed to, obligated to be contributed to, or sponsored by SDTB for the benefit of current or former employees of SDTB (the "Employees") and current or former directors or independent contractors of SDTB including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and severance, employment, change in control, fringe benefit, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, programs, policies or other arrangements (the "Benefit Plans"), are set forth in Section 5.03(m)(i) of SDTB's Disclosure Schedule. True and complete copies of the following documents have been provided or made available to PPBI: (A) all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto; (B) the three most recent annual report (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service ("IRS") or Department of Labor (the "DOL"), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Benefit Plan; (C) for each Benefit Plan which is a "top-hat" plan, a copy of filings with the DOL; (D) the most recent determination (or opinion or advisory, as applicable) letter issued by the IRS for each Benefit Plan that is intended to be "qualified" under Section 401(a) of the Code; (E) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (F) the three most recent actuarial report, if any relating to each Benefit Plan; (G) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan; (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA; and (I) the most recent minimum coverage and discrimination testing results for each applicable Benefit Plan.

             (ii)  Each Benefit Plan has been established and administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. To SDTB's Knowledge, no act or omission has occurred and no condition exists with respect to any Benefit Plan that would subject PPBI or Pacific Premier to any fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or other applicable law following the Closing. Each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter, or advisory or opinion letter, as applicable, from the IRS, and SDTB has no Knowledge of any circumstances likely to result in revocation of any such favorable determination letter, or advisory or opinion letter, as applicable, or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. SDTB has not received any correspondence or written or verbal notice from the IRS, DOL or any other Governmental Authority that questions the qualification of any such Benefit Plan. There is no material pending or, to SDTB's Knowledge, threatened litigation relating to the Benefit Plans. SDTB has not engaged in a transaction with respect to any Benefit Plan that would reasonably be expected to subject SDTB to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. To SDTB's Knowledge, there are no matters (other than filings made in the ordinary course) pending before the IRS, DOL or other Governmental Authority with respect to any Benefit Plan. No Benefit Plan or related trust has been the subject of an audit, investigation or examination by a Governmental Authority.

            (iii)  SDTB does not maintain or contribute to any Pension Plan or multiemployer plan (as defined in 4001(a)(3) of ERISA) other than those disclosed in Section 5.03(m)(iii) of SDTB's Disclosure Schedule. No liability under Title IV of ERISA has been or is reasonably expected to be incurred by SDTB with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by it or the single-employer plan of any entity which is considered one employer with SDTB under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). SDTB has not incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate or will be required to be filed in connection with the Transaction. There has been no termination, or partial termination, under Section 411(d)(3) of the Code and the regulations thereunder, of any Pension Plan. All ERISA Affiliates of SDTB are set forth (and designated as an ERISA Affiliate) in Section 5.03(m)(iii) of SDTB's Disclosure Schedule.

            (iv)  All contributions required to be made under the terms of any Benefit Plan have been timely made or have been reflected in the SDTB Financial Statements. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has incurred any "unpaid minimum required contribution" within the meaning of Section 4971(c) of the Code and no multiemployer plan has incurred an "accumulated funding deficiency" (whether or not waived)

    within the meaning of Section 4971(c) of the Code. SDTB and any of its ERISA Affiliates have met all applicable minimum funding requirements under Section 412 of the Code and Section 302 of ERISA in respect of each Pension Plan and multiemployer plan. Neither SDTB nor any of its ERISA Affiliates have an outstanding funding waiver. The benefit liability, as defined in Section 4001(a)(16) of ERISA, of any Pension Plans subject to Title IV of ERISA, using the actuarial assumptions that would be used by the PBGC in the event such Pension Plan is terminated, does not exceed the fair market value of the assets of each such plan. The liabilities of each such terminated Pension Plan have been fully discharged in full compliance with applicable laws.

             (v)  Neither SDTB nor any of its ERISA Affiliates have any obligations for retiree health and life benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. SDTB may amend or terminate any such Benefit Plan in accordance with and to the extent permitted by its terms at any time without incurring any liability thereunder other than payment of benefits provided for thereunder and expenses associated with accomplishing such amendment or termination. No event or condition exists with respect to a Benefit Plan that could subject SDTB to a material Tax under Section 4980B of the Code.

            (vi)  Except as set forth in Section 5.03(m)(vi) of SDTB's Disclosure Schedule, SDTB is not a party to any contract that will, as a consequence of the execution of this Agreement, shareholder approval of this Agreement or consummation of the Transaction, either alone or in connection with any other event, (A) entitle any Employees or any current or former director or independent contractor of SDTB to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

           (vii)  Except as set forth in Section 5.03(m)(vii) of SDTB's Disclosure Schedule, all required reports and descriptions (including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions) have been filed or distributed appropriately with respect to each Benefit Plan. All required Tax filings with respect to each Benefit Plan have been made, and any Taxes due in connection with such filings have been paid.

          (viii)  SDTB does not have now, nor has had, the obligation to maintain, establish, sponsor, participate in or contribute to any Benefit Plan or other similar arrangement that is subject to any law or applicable custom or rule of any jurisdiction outside of the United States.

            (ix)  No Benefit Plan is or has been funded by, associated with, or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

             (x)  Each Benefit Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code.

            (xi)  No contributions pursuant to a Benefit Plan have been made by SDTB in such amounts that would violate Section 404 of the Code.

           (xii)  SDTB has in force sufficient bonding for every fiduciary who is or has been required to be bonded with respect to the Benefit Plans. There does not exist any pending or, to SDTB's Knowledge, threatened legal proceedings (other than routine claims for benefits), arbitrations, administrative or other proceeding with respect to any Benefit Plan or any related trust or other funding medium thereunder or with respect to SDTB as the sponsor or fiduciary thereof, or to SDTB's Knowledge, with respect to any other fiduciary thereof.

          (xiii)  Section 5.03(m)(xiii) of SDTB's Disclosure Schedule sets forth the following for each individual employed by SDTB to whom it would apply: (A) the maximum amount of all payments and benefits to which such individual is entitled to receive, pursuant to all employment, salary continuation, bonus, change in control, and all other agreements, plans and arrangements of SDTB, in connection with a termination of employment before or following, or otherwise in connection with or contingent upon, the consummation of the Transaction (each such total amount in respect of each such individual, the "Change in Control Benefit"), other than the payment any such individual shall otherwise be entitled to receive as a gross-up payment in respect of any excise Tax imposed on the individual pursuant to Section 4999 of the Code as calculated pursuant to the applicable agreement (each such payment, a "Gross-Up Payment"); (B) the amount of any Gross-Up Payment payable to each such individual; and (C) the maximum aggregate amount of all Change in Control Benefits and Gross-Up Payments.

          (n)    Labor Matters.

              (i)  Section 5.03(n)(i) of SDTB's Disclosure Schedule sets forth (A) the name, title and total annual compensation of each officer of SDTB and each other employee, independent contractor and consultant of SDTB, (B) all bonuses and other incentive compensation received by such officers, employees, or with regards to the provision of services similar to those provided by an employee, independent contractors and consultants in 2012 and any accrual for such bonuses and incentive compensation for 2013 and (C) all contracts, agreements, commitments or arrangements by SDTB regarding compensation with any of its respective officers, employees, or with regards to the provision of services similar to those provided by an employee, independent contractors and consultants, including those to increase the compensation or to modify the conditions or terms of employment.

             (ii)  To SDTB's Knowledge, no officer or director of SDTB or any employee, independent contractor or consultant of SDTB is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, that could materially and adversely affect the ability of SDTB to conduct its business as currently conducted.

            (iii)  SDTB has not classified any individual as an "independent contractor" or similar status who, under applicable law, rule or regulation or the provisions of any Benefit Plan, should have been classified as an employee. SDTB has not incurred any liability for improperly excluding any Person from participating in any Benefit Plan who provides or provided services to SDTB, in any capacity.

            (iv)  Except as set forth in Section 5.03(n)(iv) of SDTB's Disclosure Schedule, none of the officers, employees, or with regards to the provision of services similar to those provided by an employee, consultants of SDTB has informed SDTB of his or her intent, nor does SDTB have any Knowledge of any of the officers, employees, or with regards to the provision of services similar to those provided by an employee, consultants of SDTB having an intention, to terminate employment with SDTB during the next twelve (12) months.

             (v)  SDTB is not a party to or is bound by any collective bargaining agreement, contract or other agreement, arrangement or understanding with a labor union or labor organization, nor is SDTB the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel SDTB to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to SDTB's Knowledge, threatened, nor does SDTB have any Knowledge of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. SDTB has paid in full all wages, salaries, commissions, bonuses, benefits and other compensation currently due to its employees or otherwise arising on a current basis under any policy, practice, agreement, plan, program, statute or other law. Except as set forth in Section 5.03(n)(v) of SDTB's Disclosure Schedule, the employment of each officer and employee of SDTB is terminable at the will of SDTB.

            (vi)  (A) Except as set forth in Section 5.03(n)(vi) of SDTB's Disclosure Schedule, there is no pending or, to SDTB's Knowledge, threatened legal proceeding involving SDTB, on the one hand, and any present or former employee(s) of SDTB, on the other hand, and (B) no other Person, to SDTB's Knowledge, has threatened any claim or any legal proceeding against SDTB (or, to SDTB's Knowledge, against any officer, director or employee of SDTB) relating to employees or former employees of SDTB, including any such claim or legal proceeding arising out of any statute, ordinance or regulation relating to wages, collective bargaining, discrimination in employment or employment practices or occupational safety and health standards (including, without limitation, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, as amended, the Occupational Safety and Health Act, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act or the Family and Medical Leave Act).

           (vii)  SDTB is, and at all times since December 31, 2008 has been, in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of a Governmental Authority relating to labor, employment, termination of employment or similar matters, including, but not limited to, such laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and has not engaged in any unfair labor practices or similar prohibited practices.

          (o)    Environmental Matters.    Except as set forth in Section 5.03(o) of SDTB's Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations, remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on SDTB of any liability or obligation arising under any Environmental Laws pending or, to SDTB's Knowledge, threatened against SDTB, which liability or obligation could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SDTB. Except as set forth in Section 5.03(o) of SDTB's Disclosure Schedule, to SDTB's Knowledge, there is no reasonable basis for any such proceeding, claim, action, environmental remediation or investigation that could impose any liability or obligation that could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SDTB. SDTB is in compliance in all material respects with applicable Environmental Laws and has been in compliance in all material respects with such Environmental Laws since December 31, 2007. Except as set forth in Section 5.03(o) of SDTB's Disclosure Schedule, to SDTB's Knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by SDTB, or any property in which SDTB has held a security interest, Lien or a fiduciary or management role ("SDTB Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to SDTB. Except as set forth in Section 5.03(o) of SDTB's Disclosure Schedule, SDTB could not be deemed the owner or operator of, nor has it participated in the management regarding Hazardous Substances of, any SDTB Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to SDTB. SDTB does not have any liability for any Hazardous Substance disposal or contamination on any third party property. Neither SDTB nor, to SDTB's Knowledge, any Person whose liability SDTB has assumed whether contractually or by operation of law, has received any notice, demand letter, claim or request for information alleging any material violation of, or material liability under, any Environmental Law. SDTB is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law. Except as set forth in Section 5.03(o) of SDTB's Disclosure Schedule, to SDTB's Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving SDTB, any currently or formerly owned or operated property, any SDTB Loan Property, or any Person whose liability SDTB has assumed, whether contractually or by operation of law, that could reasonably be expected to result in any material claims, liability or investigations against SDTB, result in any material restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any SDTB Loan Property. SDTB has previously provided and made available to PPBI copies of all environmental reports or studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to SDTB and any currently or formerly owned or operated property.

          As used herein, the term "Environmental Laws" means any federal, state, local or foreign law, statute, code, ordinance, injunction, regulation, order, decree, permit, authorization, opinion or agency or Governmental Authority requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq. and related or similar state and local laws and regulations. The term "Hazardous Substance" means any substance that is: (X) listed, classified or regulated pursuant to any Environmental Law, (Y) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, radon or urea-formaldehyde insulation or (Z) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

          (p)    Tax Matters.

              (i)  (A) All Tax Returns that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file that have not expired) by or with respect to SDTB have been or will be timely filed on or before the Closing Date, (B) all such Tax Returns are or will be true, correct and complete in all respects, (C) all Taxes due and payable by or with respect to SDTB have been timely paid in full and all Taxes not yet due and payable have been (or will be prior to the Closing Date) accrued and adequately disclosed and fully provided for in accordance with GAAP in the SDTB Financial Statements, (D) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full, (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending and (F) no statutes of limitation with respect to any Taxes of SDTB have been waived by or on behalf of SDTB.

             (ii)  SDTB has made available to PPBI (A) true and correct copies of the U.S. federal, state, local and foreign income Tax Returns filed by or on behalf of SDTB for 2009, 2010 and 2011 and (B) any audit report issued within the last three years relating to Taxes due from or with respect to SDTB, or its income, assets or operations. Section 5.03(p)(ii) of SDTB's Disclosure Schedule sets forth any income or franchise Tax Returns filed by or on behalf of SDTB that have been examined by any taxing authority.

            (iii)  There are no audits or investigations by any taxing authority or proceedings in progress with respect to SDTB, nor has SDTB received any notice from any taxing authority that it intends to conduct such an audit or investigation.

            (iv)  No claim has been made by a taxing authority in a jurisdiction where SDTB does not already file Tax Returns that SDTB is or may be subject to taxation by that jurisdiction.

             (v)  SDTB has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over all amounts required to be so withheld and paid over to the appropriate taxing authorities for all periods under all applicable laws.

            (vi)  SDTB does not have a permanent establishment in any country other than the United States under any applicable Tax treaty between the United States and such other country.

           (vii)  There are no Liens or other encumbrances on any of the assets of SDTB that arose in connection with any failure (or alleged failure) to pay any Tax.

          (viii)  No closing agreements, extensions of time within which to file any Tax Return, private letter rulings (or comparable rulings), technical advice memoranda or similar agreements or rulings have been entered into, requested of or issued by any taxing authority with respect to SDTB.

            (ix)  SDTB has not been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code. SDTB has not been described as a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Section 355(i) of the Code in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Transaction contemplated by this Agreement.

             (x)  SDTB is not, nor has it been, a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, the Transaction contemplated by this Agreement is not subject to withholding under Section 1445 of the Code, and no stock transfer Taxes, sales

    Taxes, use Taxes or real estate transfer or gains Taxes will be imposed on the Transaction contemplated by this Agreement.

            (xi)  Except as set forth in Section 5.03(p)(xi) of SDTB's Disclosure Schedule, SDTB will not be required to include any material item of income in, or exclude any material item of deduction from its taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) a "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of the Code or of the Tax laws of any state or locality), (b) an installment sale or open transaction, (c) a prepaid amount, or (d) change in the accounting method of SDTB pursuant to Section 481 of the Code (or any corresponding or similar provision of the Code or of the Tax laws of any state or locality).

           (xii)  SDTB is not a party to any Tax sharing, Tax allocation or similar agreement or arrangement (whether or not written) with any Person.

          (xiii)  SDTB has not (i) consummated or participated in, and is not currently participating in, any transaction which was or is a "Tax shelter" transaction as defined in Section 6662, 6011, 6111 or 6112 of the Code, applicable regulations thereunder or other related published guidance from the IRS or (ii) engaged in any transaction that could give rise to (1) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (2) a list maintenance obligation with respect to any person under Section 6112 of the Code or the regulations thereunder, or (3) a disclosure obligation as a "reportable transaction" under Section 6011 of the Code or the regulations thereunder.

          (xiv)  No power of attorney granted by SDTB relating to Taxes is currently in force.

           (xv)  SDTB does not have any liability for Taxes of any person under Treasury Regulations 1.1502-6 (or any similar provision of any state, local or foreign law), or as a transferee or successor, or by contract or otherwise.

          (q)    Risk Management Instruments.

              (i)  Except as set forth in Section 5.03(q)(i) of SDTB's Disclosure Schedule or entered into after the date hereof with the consent of PPBI as provided in Section 4.01 hereof, SDTB is not a party to, nor has SDTB agreed to enter into, a Derivatives Contract.

             (ii)  "Derivatives Contract" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term "Derivatives Contract" shall not include any SDTB Options.

          (r)    Loans; Nonperforming and Classified Assets.

              (i)  Each Loan on the books and records of SDTB was made and has been serviced in all material respects in accordance with SDTB's lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to SDTB's Knowledge, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles. The Loan data tapes previously provided by SDTB to PPBI accurately reflects in all material respects the Loan portfolio of SDTB as of the date of such loan tape.

             (ii)  SDTB has set forth in Section 5.03(r)(ii) of SDTB's Disclosure Schedule as of the date hereof: (A) any Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to SDTB's Knowledge, in default of any other material provision thereof; (B) each Loan which has been classified as "substandard," "doubtful," "loss" or "special mention" (or words of similar import) by SDTB or an applicable regulatory authority (it being understood that no representation is being made that the DFI or the FDIC would agree with the loan classifications established by SDTB); (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof as of December 31, 2012; and (D) each Loan with any director, executive officer or five percent or greater shareholder of SDTB, or to SDTB's Knowledge, any Person controlling, controlled by or under common control with, any of the foregoing.

          (s)    Properties.    Except as set forth in Section 5.03(s) of SDTB's Disclosure Schedule, all real and personal property owned by SDTB or presently used by it in its business is in a good condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. SDTB has good and indefeasible title, free and clear of all Liens, to all of the material properties and assets, real and personal, reflected on the statement of financial condition of SDTB as of December 31, 2012, or acquired after such date, other than properties sold by SDTB in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable for which adequate reserves have been established, (ii) pledges to secure deposits incurred in the ordinary course of its banking business consistent with past practice, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the statement of financial condition of SDTB as of December 31, 2012. All real and personal property which is material to SDTB's business and leased or licensed by SDTB is held pursuant to leases or licenses which are valid obligations of SDTB and, to SDTB's Knowledge, are valid and binding obligations of the other parties thereto, enforceable against SDTB, and to SDTB's Knowledge, the other parties thereto, in accordance with their terms (in each case, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles). Except as set forth in Section 5.03(s) of SDTB's Disclosure Schedule, such leases will not terminate or lapse prior to the Effective Time. No representation is made under this Section 5.03(s) with respect to any Intellectual Property or Intellectual Property rights, which are the subject of Section 5.03(t).

          (t)    Intellectual Property; Information Technology; Security.

              (i)  SDTB owns or possesses valid and binding licenses and other rights to use all Intellectual Property which is listed and described in Section 5.03(t)(i) of SDTB's Disclosure Schedule (other than commercially available "shrink wrap" or "click wrap" licenses), and SDTB has not received any notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. SDTB owns or has a valid right to use or license the Intellectual Property, free and clear of all Liens (except any restrictions set forth in any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. To SDTB's Knowledge, such Intellectual Property is valid and enforceable.

             (ii)  (A) SDTB owns or is validly licensed to use (in each case, free and clear of any Liens, except for restrictions set forth in any licensed Intellectual Property), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (B) to SDTB's Knowledge, the use of any Intellectual Property by SDTB and the conduct of its business as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (C) to SDTB's Knowledge, no Person is challenging, infringing on or otherwise violating any right of SDTB with respect to any Intellectual Property owned by and/or licensed to SDTB; and (D) SDTB has not received any written notice or otherwise has Knowledge of any pending legal proceeding against SDTB with respect to any Intellectual Property used by SDTB, or any Intellectual Property owned by any Person, and as of the date hereof, SDTB is unaware of any facts or events that would give rise to any legal proceeding against SDTB that is likely to succeed.

            (iii)  To SDTB's Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of SDTB's business (collectively, "SDTB IT Systems") have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The SDTB IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct business as currently conducted. SDTB has not experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the SDTB IT Systems. SDTB has taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business. SDTB is not in breach of any Material Contract related to any SDTB IT Systems.

          (u)    Fiduciary Accounts.    SDTB has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither SDTB, nor, to SDTB's Knowledge, any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

          (v)    Books and Records.    The books and records of SDTB have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of SDTB.

          (w)    Insurance.    Section 5.03(w) of SDTB's Disclosure Schedule lists and summarizes all of the insurance policies, binders, or bonds currently maintained by SDTB ("Insurance Policies"), which summary includes for each Insurance Policy, the name of the insurance carrier, annual premiums, and the amount of coverage per event and, in the aggregate, a named insured (including any additional insured that may be required), or otherwise the beneficiary of the coverage. SDTB is insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; SDTB is not in default thereunder; no event has occurred which, with notice or lapse of time, or both, would constitute a default or permit termination, modification or acceleration under such policies; all premiums due and payable with respect to the Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by SDTB pending under any Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or in respect of which such underwriters have reserved their rights. SDTB has not received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any Insurance Policies.

          (x)    Allowance For Loan Losses.    SDTB's allowance for loan losses is, and shall be as of the Effective Date, in compliance in all material respects with SDTB's existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

          (y)    Transactions With Affiliates.    All "covered transactions" between SDTB and an "affiliate" within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions.

          (z)    Required Vote; Antitakeover Provisions.

              (i)  The affirmative vote of the holders of a majority of the outstanding shares of SDTB Common Stock is necessary to approve this Agreement and the Transaction on behalf of SDTB. No other vote of the shareholders of SDTB is required by law, the SDTB Articles, the SDTB Bylaws or otherwise to approve this Agreement and the Transaction.

             (ii)  Based on the representation and warranty of PPBI contained in Section 5.04(l), no "control share acquisition," "business combination moratorium," "fair price" or other form of antitakeover statute or regulation under the CGCL or any applicable provisions of the takeover laws of any other state (and any comparable provisions of the SDTB Articles and SDTB Bylaws), apply or will apply to this Agreement or the Transaction.

          (aa)    Fairness Opinion.    The SDTB Board has received the opinion of Keefe, Bruyette & Woods, Inc., to the effect that as of such date, subject to the assumptions, qualifications, limitations and other matters stated therein, the Merger Consideration is fair to the holders of SDTB Common Stock from a financial point of view.

          (bb)    Transactions in Securities.

              (i)  All offers and sales of SDTB Common Stock by SDTB were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act.

             (ii)  Neither SDTB, nor, to SDTB's Knowledge, (a) any director or executive officer of SDTB, (b) any Person related to any such director or officer by blood, marriage or adoption and residing in the same household and (c) any Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of SDTB Common Stock or other securities issued by SDTB in violation of any applicable provision of federal or state securities laws.

          (cc)    Disclosure.    The representations and warranties contained in this Section 5.03, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

        5.04    Representations and Warranties of PPBI.    Subject to Sections 5.01 and 5.02, PPBI and Pacific Premier hereby represents and warrants to SDTB as follows:

          (a)    Organization, Standing and Authority.    PPBI is duly organized, validly existing and in good standing under the laws of the State of Delaware. PPBI is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on PPBI. PPBI has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. The copies of the PPBI Certificate and PPBI Bylaws that have been made available to SDTB and publicly filed with the SEC are complete and correct copies of such documents as in effect on the date of this Agreement.

          (b)    PPBI Capital Stock.

              (i)  As of the date hereof, the authorized capital stock of PPBI consists solely of 25,000,000 shares of PPBI Common Stock, of which14,158,314 shares were issued and outstanding as of the close of business on March 1, 2013, and 1,000,000 shares of PPBI Preferred Stock, of which no shares were issued and outstanding as of the date hereof. The outstanding shares of PPBI Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the shares of PPBI Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, there are no Rights authorized, issued or outstanding with respect to the capital stock of PPBI and PPBI does not have any commitment to authorize, issue or sell any PPBI Common Stock or Rights, except for shares of PPBI Common Stock issuable pursuant to the PPBI Benefit Plans, shares issuable pursuant to its pending acquisition of First Associations Bank ("FAB Acquisition") and shares issuable by virtue of this Agreement. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of PPBI may vote are outstanding.

             (ii)  The shares of PPBI Common Stock to be issued in exchange for shares of SDTB Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

          (c)    Pacific Premier.

              (i)  Pacific Premier is duly organized, validly existing and in good standing under the laws of the State of California and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Pacific Premier is duly licensed by the DFI and has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of Pacific Premier are insured by the FDIC in the manner and to the maximum extent provided by applicable law, and Pacific Premier has paid all deposit insurance premiums and assessments required by applicable laws and regulations. The copies of the Pacific Premier Articles and Pacific Premier Bylaws that have been made available to SDTB are complete and correct copies of such documents as in effect on the date of this Agreement.

             (ii)  (A) PPBI owns, directly or indirectly, all the issued and outstanding equity securities of Pacific Premier, (B) no equity securities of Pacific Premier are or may become required to be issued (other than to PPBI) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which Pacific Premier is or may be bound to sell or otherwise transfer any of its equity securities (other than to PPBI or any of its wholly-owned Subsidiaries) and (D) there are no contracts, commitments, understandings, or arrangements relating to PPBI's right to vote or to dispose of such securities.

            (iii)  Other than Pacific Premier and except as set forth on Schedule 5.04(c)(iii) of the PPBI Disclosure Schedule, PPBI does not have any Subsidiaries.

          (d)    Corporate Power.    Each of PPBI and Pacific Premier has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Each of PPBI and Pacific Premier has the corporate power and authority to execute, deliver and perform its respective obligations under this Agreement and the Agreement of Merger, as applicable, and to consummate the Transaction, subject to the receipt of all necessary approvals of Governmental Authorities.

          (e)    Corporate Authority.    This Agreement, the Agreement of Merger and the Transaction have been authorized by all necessary corporate action of PPBI, the PPBI Board, Pacific Premier and the Pacific Premier Board and will be authorized by all necessary corporate action of the shareholder of Pacific Premier. This Agreement has been duly executed and delivered by PPBI and Pacific Premier and, assuming due authorization, execution and delivery by SDTB, this Agreement is a valid and legally binding agreement of PPBI and Pacific Premier enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f)    Regulatory Approvals; No Defaults.

              (i)  No consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by PPBI or any of its Subsidiaries in connection with the execution, delivery or performance by PPBI and Pacific Premier of this Agreement or to consummate the Transaction, except for (A) filings of applications or notices with and approvals or waivers by the FRB and the DFI, as required, (B) filings with the SEC and state securities authorities, as applicable, in connection with the issuance of PPBI Common Stock in the Merger, (C) approval of listing of such PPBI Common Stock on the Nasdaq and (D) the filing of the Agreement and Agreement of Merger with the Secretary of State of the State of California and the DFI pursuant to the CGCL and CFC. As of the date hereof, PPBI is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

             (ii)  Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by PPBI and Pacific Premier and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of PPBI or of any of its Subsidiaries or to which PPBI or any of its Subsidiaries or any of their respective properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of PPBI or any of its Subsidiaries or (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.

          (g)    Financial Reports and Securities Documents; Material Adverse Effect.

              (i)  PPBI's Annual Report on Form 10-K for the year ended December 31, 2011 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2011 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, PPBI's "Securities Documents") with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of PPBI and its Subsidiaries as of its date, and each of the consolidated statements of operations and stockholders' equity and other comprehensive income (loss) and cash flows or equivalent statements in such Securities Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in stockholders' equity and other comprehensive income (loss) and cash flows, as the case may be, of PPBI and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

             (ii)  Since September 30, 2012, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to PPBI.

          (h)    Legal Proceedings.    No litigation, arbitration, claim or other proceeding before any court or governmental agency is pending against PPBI or its Subsidiaries and, to PPBI's Knowledge, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding in any such case that, individually or in the aggregate, has or could be reasonably expected to have a Material Adverse Effect with respect to PPBI. Neither PPBI nor any of its Subsidiaries nor any of their respective properties is a party to or subject to any order, judgment, decree or regulatory restrictions that, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect with respect to PPBI.

          (i)    No Brokers.    No action has been taken by PPBI or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Transaction, other than a fee payable by PPBI to D.A Davidson & Co.

          (j)    Regulatory Matters.

              (i)  Since January 1, 2012, PPBI and each of its Subsidiaries has duly filed with the appropriate bank regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations. In connection with the most recent examination of PPBI and each of its Subsidiaries by the appropriate regulatory authorities, neither PPBI nor any of its Subsidiaries was required to correct or change any action, procedure or proceeding which PPBI believes in good faith has not now been corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on PPBI. To the Knowledge of PPBI, since Pacific Premier's last regulatory examination of Community Reinvestment Act compliance, Pacific Premier has not received any complaints as to Community Reinvestment Act compliance.

             (ii)  Neither PPBI nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has PPBI or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. PPBI and its Subsidiaries have paid all assessments made or imposed by any Governmental Authority.

            (iii)  Neither PPBI nor any its Subsidiaries has been advised by, and does not have any Knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

            (iv)  (A) No Governmental Authority has initiated since December 31, 2010 or has pending any proceeding, enforcement action or, to PPBI's Knowledge, investigation or inquiry into the business, operations, policies, practices or disclosures of PPBI or any of its Subsidiaries (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of PPBI or the applicable Subsidiary), or, to PPBI's Knowledge, threatened any of the foregoing, and (B) there is no unresolved violation, criticism, comment or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of PPBI or its Subsidiaries, except in each case in subparagraphs (A) and (B), that did not have a Material Adverse Effect.

             (v)  PPBI and Pacific Premier are "well-capitalized" (as that term is defined at 12 CFR §225.2(r) or the relevant regulation of its primary federal bank regulator) and the rating of Pacific Premier under the CRA is no less than "satisfactory." Neither PPBI nor Pacific Premier has received any notification from a Governmental Authority that their status as "well-capitalized" or "satisfactory" for CRA purposes will change within one year, nor does PPBI have knowledge of any conditions or circumstances that would result in a CRA rating of less than "satisfactory" or material criticism from regulators with respect to discriminatory lending practices.

            (vi)  PPBI has sufficient capital and liquidity to complete the Merger and fund the cash portion of the Merger Consideration.

          (k)    Compliance With Laws.    Each of PPBI and its Subsidiaries:

              (i)  is in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of a Governmental Authority applicable thereto or to the employees conducting such businesses, including, without limitation, Section 23A and 23B of the Federal Reserve Act and FRB regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, all other applicable fair lending laws and other laws relating to discriminatory business practices and Environmental Laws and all posted and internal policies of PPBI and its Subsidiaries related to customer data, privacy and security;

             (ii)  has all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to PPBI's Knowledge, no suspension or cancellation of any of them is threatened; and

            (iii)  has received no notification or communication from any Governmental Authority (A) asserting that PPBI or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to PPBI's Knowledge, do any grounds for any of the foregoing exist).

          (l)    Ownership of SDTB Common Stock.    None of PPBI or any of its Subsidiaries, or to PPBI's Knowledge, any of its other affiliates or associates (as such terms are defined under the Exchange Act), owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of SDTB Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted).

          (m)    Financial Ability.    PPBI has all funds necessary to consummate the Merger and pay the Merger Consideration to holders of SDTB Common Stock pursuant to Sections 3.01 and 3.03 hereof.

          (n)    Absence of Certain Changes or Events.    Since January 1, 2012, except as specifically contemplated by or as disclosed in this Agreement or otherwise disclosed in PPBI's public filings with the SEC, there has not been any Material Adverse Effect with respect to PPBI or any event or development that is reasonably expect to have, either individually or in the aggregate, a Material Adverse Effect with respect to PPBI.

          (o)    Disclosure.    The representations and warranties contained in this Section 5.04, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

ARTICLE VI

COVENANTS

        6.01    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of SDTB, PPBI and Pacific Premier agrees to use its reasonable best efforts in good faith, and in the case of PPBI, to cause its Subsidiaries to use their reasonable best efforts in good faith, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the Transaction, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

        6.02    Shareholder Approval

          (a)   SDTB agrees to take, in accordance with applicable law and the SDTB Articles and the SDTB Bylaws, all action necessary to convene as soon as reasonably practicable after the Registration Statement becomes effective (which under no circumstances shall be deemed to be less than forty-five (45) days), a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by SDTB's shareholders for consummation of the Transaction (including any adjournment or postponement, the "SDTB Meeting"). Except with the prior approval of PPBI, no other matters shall be submitted for the approval of the SDTB shareholders at the SDTB Meeting. Subject to Section 6.02(b), the SDTB Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders and shall not (x) withdraw, modify or qualify in any manner adverse to PPBI such recommendation or (y) take any other action or make any other public statement in connection with the SDTB Meeting inconsistent with such recommendation (collectively, a "Change in Recommendation"), except as and to the extent permitted by Section 6.02(b). Notwithstanding any Change in Recommendation, this Agreement shall be submitted to the shareholders of SDTB at the SDTB Meeting for the purpose of approving the Agreement and any other matters required to be approved by SDTB's shareholders for consummation of the Transaction. In addition to the foregoing, SDTB shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

          (b)   Notwithstanding the foregoing, SDTB and the SDTB Board shall be permitted to effect a Change in Recommendation if and only to the extent that:

              (i)  SDTB shall have complied in all material respects with Section 6.07;

             (ii)  the SDTB Board, based on advice of its outside counsel, shall have determined in good faith that failure to do so would result in a violation of its fiduciary duties under applicable law; and

            (iii)  if the SDTB Board intends to effect a Change in Recommendation following an Acquisition Proposal, (A) the SDTB Board shall have concluded in good faith, after giving effect to all of the adjustments which may be offered by PPBI pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior Proposal, (B) SDTB shall notify PPBI, at least five Business Days in advance, of its intention to effect a Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Acquisition Proposal) and furnish to PPBI a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents, and (C) prior to effecting such a Change in Recommendation, SDTB shall, and shall cause its financial and legal advisors to, during the period following SDTB's delivery of the notice referred to in clause (B) above, negotiate with PPBI in good faith for a period of up to five Business Days (to the extent PPBI desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

        6.03    Registration Statement.

          (a)   PPBI agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by PPBI with the SEC in connection with the issuance of the shares of PPBI Common Stock to the SDTB shareholders as part of the Merger Consideration in the Merger (including the proxy statement for the SDTB Meeting and prospectus and other proxy solicitation materials of SDTB constituting a part thereof (the "Proxy Statement") and all related documents). SDTB shall prepare and furnish such information relating to it and its directors, officers and shareholders and SDTB's business and operations as may be reasonably required or otherwise necessary to comply with SEC rules and regulations or SEC staff comments in connection with the Registration Statement, which information may be based on its knowledge of and access to the information required for said documents and advice of counsel with respect to SEC disclosure obligations. PPBI shall provide SDTB and its legal, financial and accounting advisors the opportunity to: (i) review and provide comments upon such Registration Statement a reasonable time prior to its filing and (ii) review and provide comments on all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement a reasonable time prior to filing or submission to the SEC. PPBI shall consider in good faith all comments from SDTB and its legal, financial and accounting advisors to the Registration Statement, all amendments and supplements thereto and all responses to requests for additional information, and shall not include any information in the foregoing about SDTB or its officers, directors, business, arrangements, operations or stock that has not been approved by SDTB, which approval shall not be unreasonably withheld, delayed or conditioned. SDTB agrees to cooperate with PPBI and PPBI's counsel and accountants in requesting and obtaining appropriate opinions, consents, analyses and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that SDTB has cooperated as described above, PPBI shall use its reasonable best efforts to file, or cause to be filed, the Registration Statement with the SEC within thirty (30) days of the date of this Agreement or as promptly as reasonably practicable thereafter. Each of SDTB and PPBI agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. PPBI also agrees to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, SDTB shall promptly mail at its expense the Proxy Statement to all of its shareholders.

          (b)   Each of SDTB and PPBI agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to shareholders and at the time of the SDTB Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of SDTB and PPBI further agrees that if such party shall become aware prior to the date of effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

          (c)   PPBI agrees to advise SDTB, promptly after PPBI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of PPBI Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent PPBI is aware thereof, threat of any proceeding for any such purpose, of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information or of any other correspondence from the SEC in connection with the Registration Statement that relates to SDTB or the Transaction. PPBI agrees to promptly provide to SDTB copies of correspondence between PPBI (or any of its representatives and advisors on PPBI's behalf), on the one hand, and the SEC, on the other hand as to relates to the Registration Statement or the Transaction.

        6.04    Regulatory Filings.

          (a)   Each of PPBI, Pacific Premier and SDTB shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transaction; and PPBI shall use its best efforts to make any initial application filings with Governmental Authorities within thirty (30) days of the date of this Agreement. Each of PPBI and SDTB shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the Transaction, provided that PPBI shall not be required to provide SDTB with confidential portions of any filing with a Governmental Authority. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transaction, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Transaction. Each party hereto further agrees to provide the other parties with a copy of all correspondence to or from any Governmental Authority in connection with the Transaction, provided that PPBI shall not be required to provide SDTB with confidential portions of any filing with a Governmental Authority.

          (b)   Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their Subsidiaries to any third party or Governmental Authority.

          (c)   Until the filing of the Interagency Bank Merger Act Application with the FRB and the filing of the equivalent bank merger application under California law with the DFI, neither PPBI, nor any of its Subsidiaries, will file or apply for any permits, consents, approvals or authorizations of any Governmental Authorities necessary to consummate a merger with, or other acquisition of, any Person other than SDTB, except for any filings that may be necessary in connection with the FAB Acquisition.

        6.05    Press Releases.    SDTB and PPBI shall consult with each other before issuing any press release with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that PPBI may, without the prior consent of SDTB (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC or Nasdaq. SDTB and PPBI shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transaction as reasonably requested by the other party.

        6.06    Access; Information.

          (a)   SDTB agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford PPBI and Pacific Premier's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), systems, properties, personnel and advisors of SDTB and to such other information relating to SDTB as PPBI may reasonably request and, during such period, it shall furnish promptly to PPBI (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of federal or state banking, lending, consumer finance or privacy laws and (ii) all other information concerning the business, properties and personnel of SDTB as PPBI may reasonably request, except for Redacted Information. Notwithstanding the preceding sentence, SDTB shall use its reasonable best efforts to provide PPBI with substitute disclosure of Redacted Information.

          (b)   During the period from the date of this Agreement to the Effective Time, SDTB shall, upon the request of PPBI, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of PPBI regarding its financial condition, operations and business and matters relating to the completion of the Transaction. As soon as reasonably available, but in no event more than 15 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31), SDTB will deliver to PPBI its statement of financial condition and statements of income, changes in shareholders' equity and cash flows, without related notes, for such quarter prepared in accordance with GAAP and, as soon as reasonably available, but in no event more than 30 days after the end of each fiscal year, SDTB will deliver to PPBI its statement of financial condition and statements of income, shareholders' equity and cash flows for such year prepared in accordance with GAAP. Within seven (7) days after the end of each month, SDTB will deliver to PPBI a statement of financial condition and statement of income, without related notes, for such month prepared in accordance with GAAP.

          (c)   All information furnished pursuant to this Section 6.06 shall be subject to the provisions of the Confidentiality and Non-Disclosure Agreement, dated as of October 29, 2012 between PPBI and SDTB (the "Confidentiality Agreement").

          (d)   No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

        6.07    Acquisition Proposals.

          (a)   SDTB agrees that it shall, and shall direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) (all of the foregoing, collectively, "Representatives") to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal (as defined below), and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by or on behalf of SDTB thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction. From the date of this Agreement through the Effective Time, SDTB shall not, and shall cause its directors, officers or employees or any Representative retained by it not to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) provide any confidential information or data to any Person relating to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iv) waive, terminate, modify or fail to enforce any provision of any contractual "standstill" or similar obligations of any Person other than PPBI or its Affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing, or (vi) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date of the SDTB Meeting, if the SDTB Board determines in good faith, after consulting with its outside legal and financial advisors, that the failure to do so would breach, or would reasonably be expected to result in a breach of, the SDTB Board's fiduciary duties under applicable law, SDTB may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 6.07(a) that the SDTB Board determines in good faith constitutes a Superior Proposal (as defined below), subject to providing 48 hour prior written notice of its decision to take such action to PPBI and identifying the Person making the proposal and all the material terms and conditions of such proposal and compliance with Section 6.07(b), (1) furnish information with respect to itself to any Person making such a Superior Proposal pursuant to a customary confidentiality agreement (as determined by SDTB after consultation with its outside counsel) on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement are to PPBI, and (2) participate in discussions or negotiations regarding such a Superior Proposal. For purposes of this Agreement, the term "Acquisition Proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any Person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes 10% or more of the total revenues, net income, assets or deposits of SDTB, (x) direct or indirect acquisition or purchase of any class of Equity Securities representing 10% or more of the voting power of SDTB, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of Equity Securities of SDTB or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SDTB, other than the Transaction contemplated by this Agreement. For purposes of this Agreement, the term "Superior Proposal" means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of SDTB Common Stock then outstanding or all or substantially all of SDTB's consolidated assets, which the SDTB Board determines in good faith, after taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), and after taking into account the advice of SDTB's financial advisor (which shall be a nationally recognized investment banking firm) and outside counsel, (i) is more favorable from a financial point of view to its shareholders than the Merger, (ii) is reasonably likely to be consummated on the terms set forth, and (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the SDTB Board, is reasonably likely to be obtained by such third party.

          (b)   In addition to the obligations of SDTB set forth in Section 6.07(a), SDTB shall promptly (within 24 hours) advise PPBI orally and in writing of its receipt of any Acquisition Proposal (or any inquiry which could reasonably be expected to lead to an Acquisition Proposal) and keep PPBI informed, on a current basis, of the continuing status thereof, including the terms and conditions thereof and any changes thereto, and shall contemporaneously provide to PPBI all materials provided to or made available to any third party pursuant to this Section 6.07 which were not previously provided to PPBI.

          (c)   SDTB agrees that any violation of the restrictions set forth in this Section 6.07 by any Representative of SDTB shall be deemed a breach of this Section 6.07 by SDTB.

          (d)   The parties hereto agree that irreparable damage would occur in the event any of the restrictions set forth in Section 6.07(a) were violated by SDTB or any Representative of SDTB. It is accordingly agreed that PPBI shall be entitled to an injunction or injunctions to prevent breaches of Section 6.07 and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which PPBI is entitled at law or in equity. In the event attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, PPBI shall be entitled to recover reasonable attorneys' fees and costs incurred therein.

          (e)   Nothing contained in this Section 6.07 shall prevent SDTB or the SDTB Board from (i) taking the actions provided in Section 6.02(b) of this Agreement, (ii) responding to an unsolicited bone fide Acquisition Proposal for the sole purpose of clarifying the terms and conditions of the Acquisition Proposal, (iii) informing any Person who submits an unsolicited bone fide Acquisition Proposal of SDTB's obligations pursuant to this Section 6.07 or (iv) with the advice of outside counsel, complying with its disclosure obligations under federal or state law in connection with a Change in Recommendation that occurs pursuant to Section 6.02(b).

        6.08    Certain Policies.    Prior to the Effective Date, upon the request of PPBI, SDTB shall, consistent with GAAP and applicable banking laws and regulations, use its reasonable best efforts to modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of PPBI; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 7.01(b); and further provided that in any event, no such modification or change made by SDTB pursuant to this Section 6.08 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of SDTB or its management with any such adjustments.

        6.09    Nasdaq Listing.    PPBI shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq the shares of PPBI Common Stock to be issued to the SDTB shareholders as part of the Merger Consideration in connection with the Merger.

        6.10    Indemnification.

          (a)   From and after the Effective Time through the sixth anniversary of the Effective Time, PPBI (the "Indemnifying Party") shall indemnify and hold harmless each present and former director, officer and employee of SDTB, determined as of the Effective Time, and each of their heirs and estates (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of SDTB or is or was serving at the request of SDTB as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of this Agreement or consummation of the Transaction, to the fullest extent which such Indemnified Parties would be entitled under the SDTB Articles and the SDTB Bylaws or any agreement, arrangement or understanding which has been set forth in Section 6.10 of SDTB's Disclosure Schedule, in each case as in effect on the date hereof.

          (b)   Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties that make joint representation inappropriate, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the Indemnified Parties have conflicts of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

          (c)   PPBI shall permit SDTB to obtain, and thereafter shall maintain, "tail" liability insurance, which shall provide for a period of three (3) years after the Effective Time, to persons who are currently covered by SDTB's existing directors' and officers' liability insurance policy, at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by SDTB, including all additional liability coverage that serves to provide coverage to or reimburse SDTB's present and former directors and/or officers; provided, however, that if the cost of such insurance is in excess of 200% of the annual premiums paid by SDTB as of the date hereof for SDTB's current directors' and officers' liability insurance ("Maximum Insurance Amount"), SDTB, at its discretion, shall either obtain (i) such insurance, with the excess cost and expense above the Maximum Insurance Amount being considered a Deal Expense as set forth in Section 9.05, or (ii) the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

          (d)   If PPBI or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of PPBI shall assume the obligations set forth in this Section 6.10.

        6.11    Benefit Plans.

          (a)   As soon as administratively practicable after the Effective Time, PPBI shall take all reasonable action so that employees of SDTB shall be entitled to participate in each employee benefit plan, program or arrangement of PPBI and Pacific Premier of general applicability (the "PPBI Benefit Plans") to the same extent as similarly-situated employees of PPBI and its Subsidiaries (it being understood that inclusion of the employees of SDTB in the PPBI Benefit Plans may occur at different times with respect to different plans), provided that coverage shall be continued under the corresponding Benefit Plans of SDTB until such employees are permitted to participate in the PPBI Benefit Plans and provided further, however, that nothing contained herein shall require PPBI or any of its Subsidiaries to make any grants to any former employee of SDTB under any discretionary equity compensation plan of PPBI. PPBI shall cause each PPBI Benefit

  Plan in which employees of SDTB are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for accrual of pension benefits) under the PPBI Benefit Plans, the service of such employees with SDTB to the same extent as such service was credited for such purpose by SDTB, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nothing herein shall limit the ability of PPBI to amend or terminate any of SDTB's Benefit Plans in accordance with their terms at any time.

          (b)   At and following the Effective Time, PPBI shall honor, and the Surviving Bank shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of SDTB and current and former directors of SDTB existing as of the Effective Date, as well as all bonus deferred compensation or other existing plans and policies of SDTB to the extent that each of the foregoing are Previously Disclosed. The severance or termination payments which are payable pursuant to such agreements, plans or policies of SDTB (which have been quantified in reasonable detail) have been Previously Disclosed. Each current or former SDTB director or executive officer that will receive payments pursuant to any SDTB deferred compensation plan, supplemental employee retirement plan or other deferred compensation arrangement as of and/or after the Effective Time shall enter into a release agreement with PPBI no later than the Effective Time that provides for such SDTB director or executive officer to confirm and agree to the payments that he or she is entitled to receive under such plan (which payments shall be specifically set forth in such release agreement) as of and/or after the Effective Time; provided that such release agreement, and the director's or executive's execution thereof, shall not change the time and form of payment due under the plan or arrangement in a manner that would violate Code Section 409A.

          (c)   At such time as employees of SDTB become eligible to participate in a medical, dental or health plan of PPBI or its Subsidiaries, PPBI shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions covered under the applicable medical, health or dental plans of PPBI, (ii) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Plan prior to the Effective Time.

          (d)   Those employees of SDTB who are not offered employment by PPBI or its Subsidiaries following the Effective Time, who are not a party to an employment agreement or otherwise entitled to an existing severance package and who sign and deliver a termination and release agreement (which will be negotiated between PPBI and SDTB) within 30 days of the Effective Time shall be entitled to receive a single lump sum payment of severance equal to two weeks of salary for each year of service (with a prorated amount of payment for partial years), up to a maximum of 13 weeks. Such payments will be made by PPBI on the date the termination and release agreement that is executed by an employee becomes effective, which date shall be in the sole discretion of PPBI. If SDTB also has a severance pay plan, then any amounts paid pursuant to that plan shall reduce the amount that the employee will receive under this Section 6.11(d) and in no event shall there be any duplication of severance pay. Nothing contained in this Section 6.11(d) hereof shall be construed or interpreted to limit or modify in any way PPBI's or its Subsidiaries at will employment policy or provide any third party beneficiary rights to employees of SDTB. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual's benefit under any retirement plan or policy). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay period.

          (e)   Each of SDTB, PPBI and Pacific Premier acknowledges and agrees that all provisions contained within this Section 6.11 with respect to Employees are included for the sole benefit of SDTB and PPBI and shall not create any right (i) in any other Person, including, Benefit Plans or any beneficiary thereof or (ii) to continued employment with SDTB, PPBI or any of its Subsidiaries.

        6.12    Employment and Non-Competition Agreements.    As of the date of this Agreement, (a) James T. Reschan has entered into an employment agreement ("Employment Agreement") with Pacific Premier, which shall be effective as of the Closing Date and with the terms and in the form which is set forth in Annex D hereto (and such Employment Agreement shall supersede and replace Mr. Reschan's current employment agreement with SDTB, which shall be cancelled and have no further force and effect) and (b) Michael E. Perry has entered into a confidentiality, noncompetition and non-solicitation agreement ("Noncompetition Agreement") with Pacific Premier, which shall be effective as of the Closing Date and with the terms and in the form which is set forth in Annex E hereto.

        6.13    Notification of Certain Matters.    Each of SDTB, PPBI and Pacific Premier shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

        6.14    Estoppel Letters.    SDTB shall use its commercially reasonable efforts to obtain and deliver to PPBI at the Closing with respect to the real estate leased by SDTB, an estoppel letter dated as of the Closing in substantially the form of Annex C from its lessor.

        6.15    Antitakeover Statutes.    Each of PPBI and SDTB and their respective Boards of Directors shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the Transaction, take all action reasonably necessary to ensure that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transaction.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        7.01    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

          (a)    Shareholder Approval.    This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of SDTB Common Stock.

          (b)    Regulatory Approvals.    All regulatory approvals required to consummate the Transaction shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the PPBI Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Transaction to such a degree that PPBI would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof (any such condition, restriction or requirement, a "Burdensome Condition"); provided, however, that any condition, restriction or requirement imposed by a Governmental Authority which is customarily imposed in published orders or approvals for transactions such as the Transaction shall not be deemed to be a Burdensome

  Condition; and, provided further, that prior to declaring a Burdensome Condition and electing not to consummate the Transaction as a result thereof, PPBI shall use reasonable best efforts to negotiate with the relevant Governmental Authority a modification to the condition, restriction or requirement to reduce the burdensome nature thereof such that the condition, restriction or requirement no longer constitutes a Burdensome Condition.

          (c)    No Injunction.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Transaction.

          (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

          (e)    Listing.    The shares of PPBI Common Stock to be issued to the SDTB shareholders as part of the Merger Consideration in the Merger shall have been approved for listing on the Nasdaq.

          (f)    Tax Opinion.    Each of PPBI and SDTB shall have received the written opinion of Patton Boggs LLP, in form and substance reasonably satisfactory to both SDTB and PPBI, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering any such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of PPBI, SDTB and others, reasonably satisfactory in form and substance to such counsel.

        7.02    Conditions to Obligation of SDTB.    The obligation of SDTB to consummate the Merger is also subject to the fulfillment or written waiver by SDTB prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

          (a)    Representations and Warranties.    The representations and warranties of PPBI set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), and SDTB shall have received a certificate, dated the Effective Date, signed on behalf of PPBI by the Chief Executive Officer and the Chief Financial Officer of PPBI to such effect.

          (b)    Performance of Obligations of PPBI.    PPBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and SDTB shall have received a certificate, dated the Effective Date, signed on behalf of PPBI by the Chief Executive Officer and the Chief Financial Officer of PPBI to such effect.

          (c)    Delivery of Merger Consideration.    PPBI shall have delivered, or caused to be delivered, to the Exchange Agent, certificates, or at PPBI's option, evidence of shares in book entry form, representing the number of shares of PPBI Common Stock issuable to the holders of SDTB Common Stock as part of the Merger Consideration and the cash portion of the Merger Consideration payable pursuant to Article III, and SDTB shall have received evidence of the same from PPBI.

          (d)    Other Actions.    PPBI shall have furnished SDTB with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.02 as SDTB may reasonably request.

        7.03    Conditions to Obligation of PPBI.    The obligation of PPBI and Pacific Premier to consummate the Merger is also subject to the fulfillment or written waiver by PPBI and Pacific Premier prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

          (a)    Representations and Warranties.    The representations and warranties of SDTB set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), and PPBI shall have received a certificate, dated the Effective Date, signed on behalf of SDTB by the Chief Executive Officer and the Chief Operating Officer of SDTB to such effect.

          (b)    Performance of Obligations of SDTB.    SDTB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and PPBI shall have received a certificate, dated the Effective Date, signed on behalf of SDTB by the Chief Executive Officer and the Chief Operating Officer of SDTB to such effect.

          (c)    Dissenting Shares.    Dissenting Shares shall not represent 10% or more of the outstanding shares of SDTB Common Stock.

          (d)    Employment and Noncompetition Agreements.    The Employment Agreement entered into between James T. Reschan and Pacific Premier and the Noncompetition Agreement entered into between Michael E. Perry and Pacific Premier shall, in each case, not have been terminated and shall remain in full force and effect.

          (e)    Minimum Deposits.    As of the Closing Date, the average of SDTB's total deposits, commencing December 31, 2012 and ending on the month-end prior to the Closing Date, shall not be less than $171,000,000.

          (f)    Minimum Tier 1 Capital.    As of the Closing Date, SDTB shall have Tier 1 Capital (as defined by federal banking regulations) of not less than $21,200,000.

          (g)    Other Actions.    SDTB shall have furnished PPBI with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.03 as PPBI may reasonably request.

ARTICLE VIII

TERMINATION

        8.01    Termination.    This Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the Effective Time:

          (a)    Mutual Consent.    By the mutual consent in writing of PPBI, Pacific Premier and SDTB.

          (b)    Breach.    Provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained herein, by PPBI and Pacific Premier on the one hand or SDTB on the other hand, in the event of a breach by the other party or parties of any representation, warranty, covenant or agreement contained herein, which breach (i) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach and (ii) would entitle the non-breaching party or parties not to consummate the Transaction contemplated hereby under Section 7.02(a) or (b) or 7.03(a) or (b), as the case may be.

          (c)    Delay.    Except to the extent that the failure of the Merger then to be consummated by such date shall be due to (i) the failure of the party seeking to terminate pursuant to this Section 8.01(c) to perform or observe the covenants and agreements of such party or parties set forth in this Agreement or (ii) the failure of any of the Shareholders (if SDTB is the party seeking to terminate) to perform or observe their respective covenants and agreements under the relevant Shareholder Agreement, by PPBI and Pacific Premier on the one hand or SDTB on the other hand, in the event that the Merger is not consummated by September 30, 2013.

          (d)    No Regulatory Approval.    By PPBI and Pacific Premier on the one hand or SDTB on the other hand in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, provided, however, that no party or parties shall have the right to terminate this Agreement pursuant to this Section 8.01(d) if such denial shall be due to the failure of the party or parties seeking to terminate this Agreement to perform or observe the covenants of such party or parties set forth herein.

          (e)    No SDTB Shareholder Approval.    By PPBI and Pacific Premier on the one hand or SDTB on the other hand, if the approval of the shareholders of SDTB contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the SDTB Meeting or at any adjournment or postponement thereof.

          (f)    SDTB Failure to Recommend; Etc.    By PPBI if (i) SDTB shall have materially breached the provisions of Section 6.07 in any respect adverse to PPBI, (ii) the SDTB Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of PPBI, or (iii) SDTB shall have materially breached its obligations under Section 6.02 by failing to call, give notice of, convene and hold the SDTB Meeting in accordance with Section 6.02.

          (g)    Certain Tender or Exchange Offers.    By PPBI if a tender offer or exchange offer for 15% or more of the outstanding shares of SDTB Common Stock is commenced (other than by PPBI or a Subsidiary thereof), and the SDTB Board recommends that the shareholders of SDTB tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer.

        8.02    Effect of Termination and Abandonment.

          (a)   In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except that (i) this Section 8.02, Section 6.06(c) and Article IX shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary, neither PPBI nor SDTB shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

          (b)   The parties hereto agree that SDTB shall pay PPBI the sum of $1.75 million (the "Termination Fee") if this Agreement is terminated as follows, it being understood that in no event shall SDTB be required to pay the Termination Fee on more than one occasion:

              (i)  if this Agreement is terminated by PPBI pursuant to Section 8.01(f) or (g), SDTB shall pay the entire Termination Fee to PPBI on the second Business Day following the termination of this Agreement; or

             (ii)  if this Agreement is terminated by (A) PPBI pursuant to Section 8.01(b), (B) by either PPBI or SDTB pursuant to Section 8.01(c) and at the time of such termination no vote of the SDTB shareholders contemplated by this Agreement at the SDTB Meeting shall have occurred, or (C) by either PPBI or SDTB pursuant to Section 8.01(e), and in the case of any termination pursuant to clause (A), (B) or (C), an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the senior management of SDTB or the SDTB Board (or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal, or reiterated a previously expressed plan or intention to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of SDTB contemplated by this Agreement at the SDTB Meeting, in the case of clause (C), or the date of termination, in the case of clause (A) or (B), then (1) if within 12 months after such termination SDTB enters into an agreement with respect to a Control Transaction, then SDTB shall pay to PPBI an amount equal to $1.0 million on the date of execution of such agreement and upon consummation of any such Control Transaction at any time thereafter, SDTB shall pay to PPBI the remainder of the Termination Fee on the date of such consummation and (2) if a Control Transaction is consummated otherwise than pursuant to an agreement with SDTB within 15 months after such termination, then SDTB shall pay to PPBI the Termination Fee (less any amount previously paid by SDTB pursuant to clause (1) above) on the date of such consummation of such Control Transaction. As used in this Section 8.02(b), a "Control Transaction" means (i) the acquisition by any Person whether by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any series of transactions, of a majority of the voting power of the outstanding securities of SDTB or a majority of the assets of SDTB, (ii) any issuance of securities resulting in the ownership by any Person of more than 50% of the voting power of SDTB or by any Person other than SDTB of more than 50% of the voting power of SDTB or (iii) any merger, consolidation or other business combination transaction involving SDTB as a result of which the shareholders of SDTB cease to own, in the aggregate, at least 50% of the total voting power of the entity surviving or resulting from such transaction.

  Any amount that becomes payable pursuant to this Section 8.02(b) shall be paid by wire transfer of immediately available funds to an account designated by PPBI. To the extent fully paid in accordance with this Section 8.02, the payment of a Termination Fee shall be the sole and exclusive remedy of PPBI, Pacific Premier and each of their affiliates and representatives for damages against SDTB with respect to or arising out of this Agreement or the Transaction contemplated thereby.

          (c)   SDTB and PPBI agree that the agreement contained in paragraph (b) above is an integral part of the transactions contemplated by this Agreement, that without such agreement PPBI would not have entered into this Agreement, and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by SDTB. If SDTB fails to pay PPBI the amounts due under paragraph (b) above within the time periods specified in such paragraph (b), SDTB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by PPBI in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, provided PPBI prevails on the merits, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

 ARTICLE IX

MISCELLANEOUS

        9.01    Survival.    No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.06(c), 8.02 and this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

        9.02    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the approval of the principal terms of this Agreement by the SDTB shareholders, no amendment shall be made which by law requires further approval by the shareholders of SDTB without obtaining such approval. For purposes of clarification, an amendment of any date in Section 8.01(c) shall not require further approval by any shareholders and if such amendment were deemed by law to require further approval by the shareholders of SDTB, the approval of the principal terms of this Agreement by the SDTB shareholders will be deemed to have granted SDTB the authority to amend such dates without such further approval.

        9.03    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

        9.04    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

        9.05    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby (the "Deal Expenses"), provided that SDTB's Deal Expenses, which shall include the items set forth in Section 9.05 of SDTB's Disclosure Schedule, on an after Tax equivalent basis, shall not exceed $3,000,000, provided that if they do and subject to the next sentence, such will not be deemed a breach of this Agreement, and PPBI shall pay at Closing SDTB's Deal Expenses not paid prior to Closing, including expenses relating to legal, accounting and advisory (including the fee payable to Keefe, Bruyette, & Woods, Inc.). To the extent that SDTB's aggregate Deal Expenses (whether paid by SDTB prior to Closing or by PPBI at Closing), on an after Tax equivalent basis, exceed $3,000,000, any excess shall reduce the Per Share Cash Consideration by the quotient of (i) such excess divided by (ii) the total number of shares of issued and outstanding SDTB Common Stock. For purposes of this Agreement, "Deal Expenses" shall not include any costs or expenses incurred or accrued by SDTB in connection with or arising out of: (i) any litigation, arbitration, claim or other proceeding before any court or Governmental Authority that is brought against SDTB by a third-party and arising out of or in connection with this Agreement or the Transaction; (ii) any retention payments made or to be made to employees of SDTB; (iii) the acceleration of SDTB Stock Options; and/or (iv) obtaining the insurance policy as provided in Section 6.10(c), except for the costs and expenses for such policy in excess of the Maximum Insurance Amount, which excess amount shall be considered part of and included in "Deal Expenses."

        9.06    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) or delivered by an overnight courier (with confirmation) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

        If to SDTB to:

San Diego Trust Bank 2550 Fifth Avenue Suite 1010 San Diego, CA 92103 Attention: Michael E. Perry, Chairman, President and Chief Executive Officer Fax: (619) 230-6520

        With a copy to:

McKenna Long & Aldridge LLP 600 West Broadway Suite 2600 San Diego, CA 92101 Attention: Kurt L. Kicklighter, Esq. Fax: (619) 446-8242

        If to PPBI to:

Pacific Premier Bancorp 17901 Von Karman Avenue Suite 1200 Irvine, California 92614 Attention: Steven R. Gardner, President and Chief Executive Officer Fax: (714) 433-3085

        With a copy to:

Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037
Attention:	Norman B. Antin, Esq. Jeffrey D. Haas, Esq.
Fax: (202) 457-6315

        9.07    Entire Understanding; Limited Third Party Beneficiaries.    This Agreement, the Agreement of Merger, the Shareholder Agreements the Employment Agreement, the Noncompetition Agreement and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the Transaction, and this Agreement, the Agreement of Merger, the Shareholder Agreements, the Employment Agreement, the Noncompetition Agreement and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties' right to enforce PPBI's obligation under Section 6.10, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        9.08    Severability.    Except to the extent that application of this Section 9.08 would have a Material Adverse Effect on SDTB or PPBI, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

        9.09    Enforcement of the Agreement.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs incurred therein.

        9.10    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "as of the date hereof" are used in this Agreement, they shall be deemed to mean the day and year first above written.

        9.11    Assignment.    No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        9.12    Alternative Structure.    Notwithstanding any provision of this Agreement to the contrary, PPBI may at any time modify the structure of the acquisition of SDTB set forth herein, provided that (i) the Merger Consideration to be paid to the holders of SDTB Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modifications will not adversely affect the tax treatment to SDTB's shareholders as a result of receiving the Merger Consideration and (iii) such modification will not materially jeopardize receipt of any required approvals of Governmental Authorities or delay consummation of the Transactions contemplated by this Agreement.

[Signature Page to Follow]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PACIFIC PREMIER BANCORP, INC.
By:	/s/ STEVEN R. GARDNER
Name:	Steven R. Gardner
Title:	President and Chief Executive Officer
By:	/s/ KENT J. SMITH
Name:	Kent J. Smith
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary
PACIFIC PREMIER BANK
By:	/s/ STEVEN R. GARDNER
Name:	Steven R. Gardner
Title:	President and Chief Executive Officer
By:	/s/ KENT J. SMITH
Name:	Kent J. Smith
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary
SAN DIEGO TRUST BANK
By:	/s/ MICHAEL E. PERRY
Name:	Michael E. Perry
Title:	Chairman, President and Chief Executive Officer
By:	/s/ JAMES T. RESCHAN
Name:	James T. Reschan
Title:	Senior Executive Vice President, Chief Operating Officer and Corporate Secretary

 ANNEX A

SHAREHOLDER AGREEMENT

        SHAREHOLDER AGREEMENT (the "Agreement"), dated as of March 5, 2013, among                     , a shareholder ("Shareholder") of San Diego Trust Bank, a California bank ("SDTB"), Pacific Premier Bancorp, Inc., a Delaware corporation ("PPBI"), and, solely for purposes of the last sentence of Section 9, SDTB. All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

        WHEREAS, SDTB, PPBI and Pacific Premier Bank, PPBI's wholly-owned bank subsidiary ("Pacific Premier"), are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Merger Agreement"), pursuant to which SDTB will be acquired by Pacific Premier on the terms and conditions set forth therein (the "Merger") and, in connection therewith, outstanding shares of SDTB Common Stock will be converted into shares of PPBI Common Stock and/or cash in the manner set forth therein; and

        WHEREAS, Shareholder owns the shares of SDTB Common Stock identified on Exhibit I hereto (such shares, together with all shares of SDTB Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the "Shares"); and

        WHEREAS, in order to induce PPBI and Pacific Premier to enter into the Merger Agreement, Shareholder, solely in such Shareholder's capacity as a shareholder of SDTB and not in any other capacity, has agreed to enter into and perform this Agreement.

        NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

        1.    Agreement to Vote Shares.    Shareholder agrees while this Agreement is in effect, that at any meeting of the shareholders of SDTB, or in connection with any written consent of the shareholders of SDTB, Shareholder shall:

          (a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

          (b)   vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (x) in favor of adoption and approval of the Merger, the Merger Agreement and the transactions contemplated thereby; (y) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SDTB contained in the Merger Agreement or of Shareholder contained in this Agreement; and (z) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger or the performance by Shareholder of his, her or its obligations under this Agreement.

        2.    Transfer of Shares.

          (a)    Prohibition on Transfers of Shares; Other Actions.    Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, (ii) enter into any agreement, arrangement or understanding with any

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  Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder's representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder's power, authority and ability to comply with and perform his, her or its covenants and obligations under this Agreement. Notwithstanding anything herein to the contrary, nothing herein shall prohibit Shareholder from taking any action contemplated by Section 3.09 of the Merger Agreement with respect to any SDTB Option, from exercising any SDTB Option, or from surrendering to SDTB of shares of SDTB Common Stock to pay the exercise price of any SDTB Option(s) or to satisfy SDTB's withholding obligations with respect to any taxes resulting from such exercise; provided however any shares of SDTB Common Stock received by Shareholders upon exercise of a SDTB Option shall at the time of issuance become subject to this Agreement.

          (b)    Transfer of Voting Rights.    Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

        3.    Representations and Warranties of Shareholder.    Shareholder represents and warrants to and agrees with PPBI and Pacific Premier as follows:

          (a)    Capacity.    Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

          (b)    Binding Agreement.    This Agreement has been duly executed and delivered by Shareholder and constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (c)    Non-Contravention.    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

          (d)    Ownership.    Shareholder's Shares are, and through the term of this Agreement will be, owned beneficially and of record solely by Shareholder, except as otherwise disclosed on Exhibit I hereto. Shareholder has good and indefeasible title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance, except as otherwise disclosed on Exhibit I hereto. As of the date hereof, the Shares identified on Exhibit I hereto constitute all of the shares of SDTB Common Stock owned beneficially or of record by Shareholder. Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him, her or it during the term of this Agreement. For purposes of this Agreement, the term "beneficial ownership" shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time,

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  including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

          (e)    Consents and Approvals.    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations under this Agreement and the consummation by him, her or it of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

          (f)    Absence of Litigation.    There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his, her or its affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        4.    No Solicitation.    Shareholder hereby agrees that during the term of this Agreement he, she or it shall not, and shall not knowingly permit any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it to, directly or indirectly, (a) take any of the actions specified in clauses (i)-(vi) of Section 6.07(a) of the Merger Agreement, (b) agree to release, or release, any Person from any obligation under any existing standstill agreement or arrangement relating to SDTB, or (c) participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of SDTB Common Stock in connection with any vote or other action on any matter of a type described in Section 1(b), other than to recommend that shareholders of SDTB vote in favor of the adoption and approval of the Merger Agreement and the Merger and as otherwise expressly permitted by this Agreement. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than PPBI with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it of the obligations undertaken by Shareholder pursuant to this Section 4. Nothing contained in this Section 4 shall prevent a Shareholder who is an officer or a member of the SDTB Board from discharging his or her fiduciary duties solely in his or her capacity as such an officer or director.

        5.    Notice of Acquisitions; Proposals Regarding Prohibited Transactions.    Shareholder hereby agrees to notify PPBI promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of SDTB Common Stock or other securities of SDTB of which Shareholder acquires beneficial or record ownership on or after the date hereof. Shareholder will comply with the provisions of Section 6.07(b) of the Merger Agreement as if he, she or it were SDTB.

        6.    Non-Solicitation.

          (a)   The Shareholder agrees that for a period of two (2) years following the Closing Date, the Shareholder will not, directly or indirectly, either as principal, manager, agent, consultant, advisor, independent contractor, officer, stockholder, partner, investor, lender or employee or in any other similar capacity:

              (i)  solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any employees of SDTB prior to the Closing ("SDTB Employees"); or

             (ii)  (A) induce, persuade, encourage or influence or attempt to induce, persuade, encourage or influence any Person having a business relationship with PPBI, Pacific Premier or any of their Affiliates, to discontinue, reduce or restrict such relationship or (B) solicit or target the deposits, loans or other products and services from or to Persons who were

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    depositors, borrowers or customers of SDTB on the date of this Agreement, and/or as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specifically to Persons who were depositors, borrowers or customers of SDTB on the date of this Agreement, or as of the Closing Date.

          (b)   The Shareholder acknowledges and agrees that the business conducted by SDTB is highly competitive and that the covenants made by the Shareholder in this Section 6 are made as a necessary inducement for PPBI and Pacific Premier to enter into the Merger Agreement and to consummate the transactions contemplated thereby. It is the desire and intent of the parties to this Agreement that the provisions of this Section 6 shall be enforced to the fullest extent permissible under the Laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that although the Shareholder and PPBI each consider the restrictions contained in this Section 6 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that the time or territory or any other restriction contained in this Section 6 is unenforceable against any party, the provisions of this Section 6 shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.

          (c)   The Shareholder acknowledges and agrees that the provisions of this Agreement are necessary to protect PPBI's legitimate business interests and to protect the value of PPBI's acquisition of SDTB. The Shareholder warrants that these provisions will not unreasonably interfere with his or her ability to earn a living or to pursue his or her occupation and the Shareholder has the means to support himself or herself and his or her dependents and the provisions of this Section 6 will not impair such ability in any manner whatsoever.

          (d)   The Shareholder will not, at any time during the two-year period referred to in Subsection 6(a) of this Agreement, disparage PPBI, Pacific Premier or any of its Affiliates, or the business conducted by PPBI and Pacific Premier or any of their Affiliates, or any stockholder, member, director, manager, officer, employee or agent of PPBI, Pacific Premier or any of their Affiliates.

        7.    Specific Performance and Remedies.    Shareholder acknowledges that it will be impossible to measure in money the damage to PPBI if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, PPBI will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that PPBI may have an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with PPBI's seeking or obtaining such equitable relief.

        8.    Term of Agreement; Termination.

          (a)   The term of this Agreement shall commence on the date hereof.

          (b)   This Agreement shall terminate upon the earlier to occur of (i) the date, if any, of termination of the Merger Agreement in accordance with its terms, or (ii) the Effective Time of the Merger. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

        9.    Stop Transfer Order.    In furtherance of this Agreement, Shareholder hereby authorizes and instructs SDTB to enter a stop transfer order with respect to all of Shareholder's Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 8. SDTB agrees that it shall comply with such stop transfer instructions.

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        10.    Entire Agreement.    This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        11.    Notices.    All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to PPBI to:

Pacific Premier Bancorp, Inc. 17901 Von Karman Avenue Suite 1200 Irvine, CA 92614 Attention: Steven R. Gardner, President and Chief Executive Officer Fax: (714) 433-3085

        With a copy to:

Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037
Attention:	Norman B. Antin, Esq. Jeffrey D. Haas, Esq.
Fax: (202) 457-6315

        If to Shareholder to:

        If to SDTB to:

San Diego Trust Bank 2550 Fifth Avenue Suite 1010 San Diego, CA 92103 Attention: Michael E. Perry, Chairman, President and Chief Executive Officer Fax: (619) 230-6520

        With a copy to:

McKenna Long & Aldridge LLP 600 West Broadway Suite 2600 San Diego, CA 92101 Attention: Kurt L. Kicklighter, Esq. Fax: (619) 446-8242

        12.    Miscellaneous.

          (a)    Severability.    If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and

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  the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

          (b)    Capacity.    The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of SDTB, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of SDTB or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of the Shareholder to comply with his or her fiduciary duties as a director, officer or employee of SDTB.

          (c)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

          (d)    Headings.    All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

          (e)    Governing Law; Waiver of Jury Trial.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any Litigation arising out of or relating to this Agreement or the transactions contemplated hereby.

          (f)    Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          (g)    Regulatory Compliance.    Each of the provisions of this Agreement is subject to compliance with all applicable regulatory requirements and conditions.

        13.    Attorney's Fees.    The prevailing party or parties in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party or parties all reasonable fees and disbursements of counsel (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and fees and disbursements of counsel.

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        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC PREMIER BANCORP, INC.
By:
Name:	Steven R. Gardner
Title:	President and Chief Executive Officer
By:
Name:	Kent J. Smith
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary
SAN DIEGO TRUST BANK
By:
Name:	Michael E. Perry
Title:	Chairman, President and Chief Executive Officer
By:
Name:	James T. Reschan
Title:	Senior Executive Vice President, Chief Operating Officer and Corporate Secretary
SHAREHOLDER
(Signature)

A-A-7

 EXHIBIT I

SHAREHOLDER AGREEMENT

Name of Shareholder	Shares of San Diego Trust Bank Common Stock Beneficially Owned

A-A-8

 ANNEX B

FORM OF
AGREEMENT OF MERGER

        Agreement of Merger, dated as of                    , 20     ("Agreement of Merger"), by and between San Diego Trust Bank ("SDTB") and Pacific Premier Bank ("Pacific Premier").

WITNESSETH:

        WHEREAS, SDTB is a California-chartered bank having its principal place of business in San Diego, California; and

        WHEREAS, Pacific Premier is a California-chartered bank and a wholly-owned subsidiary of Pacific Premier Bancorp, Inc. ("PPBI"), which has its principal place of business in Irvine, California; and

        WHEREAS, PPBI, Pacific Premier and SDTB have entered into an Agreement and Plan of Reorganization, dated as of March 5, 2013 (the "Agreement"), pursuant to which SDTB will merge with and into Pacific Premier, with Pacific Premier as the surviving institution (the "Merger"); and

        WHEREAS, the Boards of Directors of SDTB and Pacific Premier have approved and deemed it advisable to consummate the Merger on the terms and conditions herein provided and subject to approval of their respective shareholders.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

          1.     The Merger.    Subject to the terms and conditions of this Agreement of Merger, at the Effective Time (as defined in Section 15 below), SDTB shall merge with and into Pacific Premier under the laws of the State of California. Pacific Premier shall be the surviving corporation of the Merger (the "Surviving Bank") and the separate existence of SDTB shall cease.

          2.     Articles of Incorporation and Bylaws.    The Articles of Incorporation and the Amended and Restated Bylaws of Pacific Premier in effect immediately prior to the Effective Time shall be the governing documents of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

          3.     Name; Offices.    The name of the Surviving Bank shall be "Pacific Premier Bank." The main office of the Surviving Bank shall be the main office of Pacific Premier immediately prior to the Effective Time. All branch offices of SDTB and Pacific Premier which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Bank upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by SDTB and Pacific Premier and applicable regulatory authorities after the date hereof.

          4.     Directors and Executive Officers.    The directors and executive officers of the Surviving Bank immediately after the Merger shall be the directors and executive officers of Pacific Premier immediately prior to the Merger.

          5.     Effects of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in the General Corporation Law of the State of California. Without limiting the generality of the foregoing and subject thereto, at the Effective Time:

            (a)   all rights, franchises and interests of SDTB in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise,

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    shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by SDTB immediately prior to the Effective Time; and

            (b)   the Surviving Bank shall be liable for all liabilities of SDTB, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of SDTB shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Time.

          6.     Effect on Shares of Stock.

            (a)   SDTB.    As of the Effective Time, each share of SDTB common stock issued and outstanding immediately prior to the Effective Time (other than shares of SDTB common stock, the holders of which have perfected their right to dissent under the California General Corporation Law and have not effectively withdrawn or lost such right as of the Effective Time) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the consideration set forth in Section 3.01 of the Agreement.

            (b)   Pacific Premier.    Each share of the Surviving Bank's common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

          7.     Counterparts.    This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

          8.     Governing Law.    This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of California.

          9.     Amendment.    Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of Pacific Premier and SDTB at any time prior to the Effective Time, except that after the meeting of SDTB's shareholders convened for the purpose of voting upon the Agreement and transactions contemplated thereby, no amendment shall be made which by law requires further approval by the shareholders of SDTB without obtaining such approval.

          10.   Waiver.    Any of the terms or conditions of this Agreement of Merger may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

          11.   Assignment.    This Agreement of Merger may not be assigned by any party hereto without the prior written consent of the other party.

          12.   Termination.    This Agreement of Merger shall terminate upon the termination of the Agreement prior to the Effective Time in accordance with its terms. The Agreement of Merger may also be terminated at any time prior to the Effective Time by an instrument executed by SDTB and Pacific Premier.

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          13.   Conditions Precedent.    The obligations of the parties under this Agreement of Merger shall be subject to the satisfaction or waiver at or prior to the closing of the Merger of all of the conditions to the Merger set forth herein and in the Agreement.

          14.   Procurement of Approvals.    SDTB and Pacific Premier shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement of Merger, subject to and in accordance with the applicable provisions of the Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the governmental authorities as may be required by applicable laws and regulations.

          15.   Effectiveness of Merger.    The Merger shall become effective on the date and at the time that this Agreement of Merger, as certified by the California Secretary of State, is filed with the California Department of Financial Institutions, or as set forth in such filing (the "Effective Time").

          16.   Entire Agreement.    Except as otherwise set forth in this Agreement of Merger and the Agreement, the Agreement and this Agreement of Merger (including the documents and the instruments referred to herein) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. To the extent of a conflict between the terms of the Agreement and the terms of this Agreement of Merger, the terms of the Agreement shall control.

[Signature page follows]

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        IN WITNESS WHEREOF, each of Pacific Premier and SDTB has caused this Agreement of Merger to be executed on its behalf by its duly authorized officers.

PACIFIC PREMIER BANK
By:
Name:	Steven R. Gardner
Title:	President and Chief Executive Officer
By:
Name:	Kent J. Smith
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary
SAN DIEGO TRUST BANK
By:
Name:	Michael E. Perry
Title:	Chairman, President and Chief Executive Officer
By:
Name:	James T. Reschan
Title:	Senior Executive Vice President, Chief Operating Officer and Corporate Secretary

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 ANNEX C

LANDLORD ESTOPPEL LETTER
                        , 20

Pacific Premier Bancorp, Inc.
17901 Von Karman Avenue
Suite 1200
Irvine, CA 92614

Re:	, as amended ("Lease") by and between ("Landlord") and ("Tenant") for the premises commonly known as ("Premises")

Dear                    :

        In connection with the acquisition of San Diego Trust Bank ("SDTB") by Pacific Premier Bancorp, Inc. ("Assignee") pursuant to a merger of SDTB with Pacific Premier Bank, a subsidiary of Assignee (the "Merger"), and the corresponding assignment of the above referenced Lease, the undersigned Landlord hereby certifies to Assignee that the following statements are true, correct and complete as of the date hereof:

          1.     Tenant is the tenant under the Lease for the Premises. There have been no amendments, modifications or revisions to the Lease, and there are no agreements of any kind between Landlord and Tenant regarding the Premises, except as provided in the attached Lease.

          2.     Attached hereto as Schedule A is a true, correct and complete copy of the Lease which has been duly authorized and executed by Landlord and which is in full force and effect.

          3.     Tenant has accepted and is in sole possession of the Premises and is presently occupying the Premises. To the Landlord's knowledge, the Lease has not been assigned, by operation of law or otherwise, by Tenant, and no sublease, concession agreement or license, covering the Premises, or any portion of the Premises, has been entered into by Tenant.

          4.     No rent under the Lease has been paid to Landlord more than one (1) month in advance, and no other sums or security deposits have been deposited with Landlord, except in the amount $                . (If none, state "NONE"). Tenant is not entitled to rent concessions or free rent.

          5.     All conditions and obligations under the Lease to be satisfied or performed by Landlord and Tenant as of the date hereof have been fully satisfied or performed.

          6.     Neither Landlord nor Tenant is in default under the Lease and no event has occurred which, with the giving of notice or passage of time, or both, could result in such a default.

          7.     Landlord has not received any notice of any present violation of any federal, state, county or municipal laws, regulations, ordinances, orders or directives relating to the use or condition of the Premises.

          8.     Except as specifically stated herein, Tenant has not been granted any option to extend the term of the Lease, except as set forth in the Lease.

          9.     Landlord hereby consents to the Merger and the resulting assignment of the Lease to Assignee.

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        The agreements and certifications set forth herein are made with the knowledge and intent that Assignee will rely on them in purchasing the Premises, and Assignee's successors and assigns may rely upon them for that purpose.

Very truly yours,
[LANDLORD]
By:
Name:
Title:

A-C-2

 SCHEDULE A

LEASE

[INSERT]

A-C-3

 ANNEX D

EMPLOYMENT AGREEMENT

        EMPLOYMENT AGREEMENT ("Agreement") dated this 5th day of March 2013, by and between James T. Reschan (the "Executive") and Pacific Premier Bank (the "Bank").

WITNESSETH

        WHEREAS, the Executive is currently employed by San Diego Trust Bank ("SDTB") as an officer of SDTB pursuant to an employment agreement dated as of January 1, 2008 (the "Prior Agreement");

        WHEREAS, the Bank, Pacific Premier Bancorp, Inc., a Delaware corporation and bank holding company for the Bank (the "Company"), and SDTB entered into an Agreement and Plan of Reorganization, dated March 5, 2013 (the "Merger Agreement"), which provides for the acquisition of SDTB by the Company (the "Acquisition");

        WHEREAS, as a material inducement to the Company and the Bank to enter into the Merger Agreement, the Executive is entering into this Agreement and, effective as of the Closing Date, agreeing to terminate the Prior Agreement, which shall be treated solely for purposes of the Prior Agreement as a resignation pursuant to Section 6(b) of the Prior Agreement;

        WHEREAS, the Acquisition is subject to the satisfaction of certain conditions, including this Agreement not being terminated and remaining in full force and effective on the Closing Date (as defined herein);

        WHEREAS, effective on the Closing Date, the Bank desires to engage the services of the Executive and the Executive is willing to serve in the employ of the Bank as of the Closing Date, all in accordance with the terms and conditions contained in this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the Executive and the Bank do agree to the terms of employment as follows:

          1.     Definitions.    The following words and terms shall have the meanings set forth below for the purposes of this Agreement:

            (a)   Affiliate.    Affiliate of any person or entity means any stockholder or person or entity controlling, controlled by or under common control with such person or entity, or any director, officer or key executive of such entity or any of their respective relatives. For purposes of this definition, "control," when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities, by contracting or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing.

            (b)   Base Salary.    "Base Salary" shall have the meaning set forth in Section 3 (a) hereof.

            (c)   Cause.    Termination of the Executive's employment for "Cause" shall mean termination because of personal dishonesty or incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or other misdemeanor offenses), final cease-and-desist order, or material breach of any provision of this Agreement.

            (d)   Change in Control.    "Change in Control" shall mean the occurrence of any of the following events subsequent to the date of this Agreement: (i) the acquisition of control of the Company or the Bank as defined in the rules and regulations of the applicable banking regulators on the date hereof (provided that in applying the definition of Change in Control as set forth under the rules and regulations of the applicable banking regulators, the Board of

A-D-1

    Directors of the Bank shall substitute its judgment for that of the applicable banking regulators); (ii) an event that would be required to be reported in response to Item 5.01(a) of the Current Report on Form 8-K pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or any successor thereto, whether or not any class of securities of the Company is registered under the Exchange Act; (iii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), after the date hereof, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (iv) the sale or other disposition of all or substantially all of the assets of the Company or the transfer by the Company of greater than 25% of the voting securities of the Company; or (v) during any period of three consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

            (e)   Closing Date.    "Closing Date" shall mean the "Closing Date" as defined in the Merger Agreement.

            (f)    Code.    "Code" shall mean the Internal Revenue Code of 1986, as amended.

            (g)   Confidential and Proprietary Information.    "Confidential and Proprietary Information" shall mean any and all (i) confidential or proprietary information or material not in the public domain about or relating to the business, operations, assets or financial condition of the Bank or any Affiliate of the Bank or any of the Bank's or any such Affiliate's trade secrets; and (ii) information, documentation or material not in the public domain by virtue of any action by or on the part of the Executive, the knowledge of which gives or may give the Bank or any Affiliate of the Bank an advantage over any person not possessing such information. For purposes hereof, the term Confidential and Proprietary Information shall not include any information or material (i) that is known to the general public other than due to a breach of this Agreement by the Executive or (ii) was disclosed to the Executive by a person who the Executive did not reasonably believe was bound to a confidentiality or similar agreement with the Bank.

            (h)   Date of Termination.    "Date of Termination" shall mean, after the Executive becomes employed as provided in Section 2(a), (i) if the Executive's employment is terminated for any reason other than as provided in Section 5(d), the date on which a Notice of Termination is given or as specified in such Notice of Termination or (ii) if the Executive's employment is terminated following a Change in Control for the reasons provided in Section 5(d), the date specified in the Notice of Termination.

            (i)    Disability.    Termination by the Bank of the Executive's employment based on "Disability" shall mean termination because of any physical or mental impairment which qualifies the Executive for disability benefits under the applicable long-term disability plan maintained by the Bank or, if no such plan applies, which would qualify the Executive for disability benefits under the Federal Social Security System.

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            (j)    Good Reason.    Termination by the Executive of the Executive's employment for "Good Reason" shall mean termination by the Executive following a Change in Control based on:

      (i)
      Without the Executive's express written consent, a material adverse change made by the Bank which would reduce the Executive's functions, duties or responsibilities as Senior Vice President—Regional Manager of the Bank.

      (ii)
      Without the Executive's express written consent, a reduction of more than five percent (5%) by the Bank in the Executive's Base Salary as the same may be increased from time to time. Such a reduction in Executive's Base Salary shall be deemed a material reduction in Executive's compensation; or

      (iii)
      Without the Executive's express written consent, the Bank requires the Executive to be based at a location more than 50 miles from San Diego, California (which requirement shall be deemed to be a material change in the geographic location at which the Executive must perform services for the Bank), except for required travel on business of the Bank to an extent substantially consistent with the Executive's present business travel obligations.

            (k)   IRS.    IRS shall mean the Internal Revenue Service.

            (l)    Notice of Termination.    Any termination of the Executive's employment by the Bank or the Executive shall be communicated by written "Notice of Termination" to the other party or parties hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a dated notice that specifies a Date of Termination and is given in the manner specified in Section 14 hereof.

            (m)  Separation from Service.    Separation from Service means termination of Executive's employment with the Bank for reasons other than death or Disability and shall be determined in accordance with the requirements of Section 409A of the Code based on the facts and circumstances surrounding the termination of the Executive's employment and whether the Bank and the Executive intended for the Executive to provide significant services for the Bank following such termination. A termination of employment will not be considered a Separation from Service if:

      (i)
      the Executive continues to provide services as an employee of the Bank at an annual rate that is twenty percent or more of the services rendered, on average, during the immediately preceding three full calendar years of employment and the annual remuneration for such services is twenty percent (20%) or more of the average annual remuneration earned during the final three full calendar years of employment, or

      (ii)
      the Executive continues to provide services to the Bank in a capacity other than as an employee of the Bank at an annual rate that is twenty percent or more of the services rendered, on average, during the immediately preceding three full calendar years of employment and the average annual remuneration earned during the final three full calendar years of employment.

            (n)   Specified Employee.    Pursuant to Section 409A of the Code, a Specified Employee shall mean a key employee (as defined in Section 416(i) of the Code without regard to paragraph 5 thereof) of the Bank if any stock of the Company is publicly traded on an established securities market or otherwise.

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          2.     Term of Agreement.

            (a)   Effective only on the Closing Date and as provided in Section 22, the Bank hereby employs the Executive as Senior Vice President—Regional Manager of the Bank, and the Executive hereby accepts said employment and agrees to render such services to the Bank, on the terms and conditions set forth in this Agreement. The term of this Agreement shall be for a term of the earlier to occur of (i) three years, commencing on the Closing Date, unless such term is extended as provided in this Section 2 or (ii) the termination of Executive's employment with the Bank as provided in Section 5. Annually, not less than ninety (90) days prior to the anniversary of the date first above written, the Board of Directors of the Bank or a duly authorized committee thereof shall consider whether to extend the term of this Agreement. If either the Bank or the Executive gives written notice to the other party of such party's election not to extend the term, with such notice to be given not less than ninety (90) days prior to any such anniversary date, then this Agreement shall terminate at the conclusion of its remaining term. Otherwise, this Agreement shall be automatically extended for an additional one-year.

            (b)   While employed by the Bank, the Executive shall (i) perform such services for the Bank as may be consistent with the Executive's titles and such services which are from time to time assigned to the Executive by the Bank's Board of Directors and (ii) devote the Executive's entire business time, attention, skill and energy exclusively to the business of the Bank. While employed by the Bank, the Executive shall not engage or prepare to engage in any other business activity, whether or not such business activity is pursued for gain, profit or other economic or financial advantage; provided, however, that the Executive may engage in appropriate civic, charitable or religious activities and devote a reasonable amount of time to private investments or boards or other activities provided that such activities do not interfere or conflict with the Executive's responsibilities and are not or not likely to be contrary to the Bank's interests.

          3.     Compensation and Benefits.

            (a)   The Bank shall compensate and pay the Executive for services during the term of this Agreement at a base salary of $200,000 per year ("Base Salary"), which may be increased from time to time in such amounts as may be determined by the Board of Directors of the Bank. The Executive's Base Salary shall be paid in periodic installments (not less than monthly) in accordance with the general payroll practices of the Bank, as in effect from time-to-time.

            (b)   During the term of this Agreement, the Executive shall be entitled to participate in and receive the benefits of any pension or other retirement benefit plan, profit sharing, stock option, employee stock ownership, or other plans, benefits and privileges given to employees and executives of the Bank, to the extent commensurate with the Executive's then duties and responsibilities as fixed by the Board of Directors or the President of the Bank.

            (c)   During the term of this Agreement, the Executive shall be entitled to receive all benefits and conditions of employment generally available to other executives of the Bank, including, without limitation, sick leave, disability, accident, life, hospitalization, medical and dental insurance, paid holidays, and participation in any pension, profit sharing or other retirement plan pursuant to the terms of said plans.

            (d)   During the term of this Agreement, the Executive shall accrue paid vacation at the rate of eighteen days per year and paid sick leave at the rate of two hours per pay period, unless extended for years of service as governed by the Bank's Employee Handbook. Except as stated herein, other terms and conditions of the Executive's vacation and sick pay shall be governed by the Bank's Employee Handbook, as amended from time-to-time.

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            (e)   The Executive shall be eligible to participate in the Bank's then existing discretionary incentive and/or bonus plans. The Executive must be an employee at the time of payment in order to be eligible to receive an incentive and/or bonus payment.

            (f)    During the term of this Agreement, the Bank shall provide the Executive with an automobile allowance in the amount of five hundred dollars ($500) per month for the costs of an automobile to be used by the Executive in the performance of his duties on behalf of the Bank as provided in this Agreement.

          4.     Expenses.    Upon becoming employed by the Bank pursuant to Section 2(a), the Bank shall reimburse the Executive or otherwise provide for or pay for all reasonable expenses incurred by the Executive in furtherance of or in connection with the business of the Bank, including, but not by way of limitation, traveling expenses, subject to such reasonable documentation and other limitations as may be established by the Board of Directors of the Bank. If such expenses are paid in the first instance by the Executive, the Bank shall reimburse the Executive therefor.

          5.     Termination.

            (a)   The Bank shall have the right, at any time upon prior Notice of Termination, to terminate the Executive's employment hereunder for any reason, including, without limitation, termination for Cause or Disability, and the Executive shall have the right, upon prior Notice of Termination, to terminate Executive's employment hereunder for any reason. Notwithstanding the foregoing, from the period after the Closing Date and until November 1, 2013, the Bank shall give the Executive not less than one hundred twenty (120) days' prior Notice of Termination for any termination other than for Cause or death.

            (b)   In the event that (i) the Executive's employment is terminated by the Company for Cause or (ii) the Executive terminates his employment hereunder other than for Disability or Good Reason, the Executive shall have no right pursuant to this Agreement to compensation or other benefits for any period after the applicable Date of Termination other than for Base Salary accrued through the Date of Termination.

            (c)   In the event that the Executive's employment is terminated as a result of Disability or death after the Closing Date and during the term of this Agreement, the Executive or the Executive's estate (as the case may be) shall receive the Executive's existing Base Salary as in effect as of the Date of Termination or death, multiplied by one (1) year. Payment pursuant to this Subsection (c) shall be paid to the Executive or the Executive's estate (as the case may be) within sixty (60) days after the Date of Termination or death.

            (d)   In the event that the Executive's employment is terminated (i) by the Bank for other than Cause, Disability, or the Executive's death and such termination occurs within two (2) years following a Change of Control or (ii) by the Executive (a) due to a material breach of this Agreement by the Bank, or (b) for Good Reason, then the Bank shall, subject to Section 6 hereof, if applicable, provide the benefits described in subparagraphs (A) and (C) of this Section 5(d). Such a termination shall be deemed an involuntary termination if the breach or Good Reason basis for termination has not been cured within thirty (30) business days after a written notice of non-compliance has been given by the Executive to the Bank, such written notice has been given no more than ninety (90) days after the initial occurrence of the breach or the Good Reason basis for termination, and the termination occurs within two (2) years following the initial occurrence of the breach or the Good Reason basis for termination.

            In the event that the Executive's employment is terminated by the Bank for other than Cause, Disability, or the Executive's death and such termination does not occur in conjunction with a Change in Control or two (2) years after a Change of Control, then the Bank shall,

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    subject to Section 6 hereof, if applicable, provide the benefits described in subparagraphs (B) and (C) of this Section 5(d). Such a termination shall be deemed an involuntary termination.

              (A)  Pay to the Executive a cash severance amount equal to the sum of the Base Salary plus Executive's incentive bonus for the previous year as in effect immediately prior to the Date of Termination, less taxes and other required withholding ("Severance Pay"). Such Severance Pay shall be paid in a lump sum on the first business day of the month following the Date of Termination. Notwithstanding the foregoing, no such Severance Pay will be paid to the Executive unless the Executive has undergone a Separation from Service.

              (B)  Pay to the Executive a cash severance amount equal to the Base Salary as in effect immediately prior to the Date of Termination, less taxes and other required withholdings ("Severance Pay"). Such Severance Pay shall be paid in a lump sum on the first business day of the month following the Date of Termination. Notwithstanding the foregoing, no such Severance Pay will be paid to Executive unless the Executive has undergone a Separation from Service.

              (C)  Maintain and provide for a period ending at the earlier of (i) the first anniversary of the Date of Termination or (ii) the date of the Executive's full-time employment by another employer, at no cost to the Executive, the Executive's continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which the Executive was entitled to participate immediately prior to the Date of Termination (other than any stock option or other stock compensation plans or bonus plans of the Company or the Bank), provided that in the event that Executive's participation in any such plan, program or arrangement is barred, the Bank shall arrange to provide the Executive with benefits substantially similar to those the Executive was entitled to receive under such plans, programs and arrangements prior to the Date of Termination.

            (e)   In receiving any payments pursuant to Sections 5(c) and 5(d), the Executive shall not be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive hereunder, and such amounts shall not be reduced or terminated whether or not the Executive obtains other employment.

            (f)    Notwithstanding any provision of this Agreement to the contrary, if the Executive is a Specified Employee on the Date of Termination and, as a result thereof, Section 409A of the Code and the rules promulgated thereunder would so require, payments pursuant to Subsection (d) of this Section 5 may not commence earlier than six (6) months after the Date of Termination. Therefore, in the event this Subsection (f) is applicable, the payment required pursuant to Subsection (d) of this Section 5 shall be paid in a lump sum on the first day of the seventh month following the Date of Termination.

            (g)   In addition to the provisions of Sections 5(b) through 5(e), Executive or Executive's estate, as applicable, shall be entitled to Executive's Base Salary and vacation accrued through the Date of Termination or death, payable in accordance with California law, and reimbursement of all expenses pursuant to the provisions of Section 4.

          6.     Limitation of Benefits under Certain Circumstances.    If the payments and benefits pursuant to Section 5 hereof, either alone or together with other payments and benefits which the Executive has the right to receive from the Bank, would constitute a "parachute payment" under Section 280G of the Code, the payments and benefits payable by the Bank pursuant to Section 5 hereof shall be reduced, in the manner determined by the Executive, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits payable by the

A-D-6

  Bank under Section 5 being non-deductible to the Bank pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code. The determination of any reduction in the payments and benefits to be made pursuant to Section 5 shall be based upon the opinion of independent counsel selected by the Bank's independent public accountants and paid by the Bank. Such counsel shall be reasonably acceptable to the Bank and the Executive; shall promptly prepare the foregoing opinion, but in no event later than thirty (30) days from the Date of Termination; and may use such actuaries as such counsel deems necessary or advisable for the purpose. Nothing contained herein shall result in a reduction of any payments or benefits to which the Executive may be entitled upon termination of employment under any circumstances other than as specified in this Section 6, or a reduction in the payments and benefits specified in Section 5 below zero.

          7.     Restrictions Respecting Confidential Information, Non-Competition and Non-Solicitation.

            (a)   The Executive acknowledges and agrees that by virtue of the Executive's position and involvement with the business and affairs of the Bank, the Executive will develop substantial expertise and knowledge with respect to all aspects of the Company's and the Bank's business, affairs and operations and will have access to all significant aspects of the business and operations of the Company and the Bank and to Confidential and Proprietary Information.

            (b)   The Executive hereby covenants and agrees that, during the term of employment as provided in Section 2(a) and thereafter, unless otherwise authorized by the Bank in writing, the Executive shall not, directly or indirectly, under any circumstance: (i) disclose to any other person or entity (other than in the regular course of business of the Bank) any Confidential and Proprietary Information, other than pursuant to applicable law, regulation or subpoena or with the prior written consent of the Bank; (ii) act or fail to act so as to impair the confidential or proprietary nature of any Confidential and Proprietary Information; (iii) use any Confidential and Proprietary Information other than for the sole and exclusive benefit of the Bank; or (iv) offer or agree to, or cause or assist in the inception or continuation of, any such disclosure, impairment or use of any Confidential and Proprietary Information. Following the term of employment, the Executive shall either return all documents, records and other items containing any Confidential and Proprietary Information to the Bank (regardless of the medium in which maintained or stored) or provide certification to the Bank as to their destruction.

            (c)   The Executive agrees that during the Executive's employment with the Bank and for a period of one (1) year after the Date of Termination (the "Covered Period"), the Executive will not, directly or indirectly, either as principal, manager, agent, consultant, advisor, independent contractor, officer, stockholder, partner, investor, lender or employee or in any other similar capacity:

                (i)  establish, acquire, engage in, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in any Competitive Business (as defined below) or have any financial interest (including, without limitation, any interest in the voting or nonvoting equity or debt securities, partnership interests or similar securities, or warrants or options thereon) in any person or entity that engages in any Competitive Business, provided that the Executive may acquire less than 5% of the equity of any Competitive Business so long as such acquisition is and remains solely for investment purposes; or

               (ii)  (A) solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any employees of the Bank and its Affiliates who are then still employees ("Covered Employees"); or

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              (iii)  (A) induce, persuade, encourage or influence or attempt to induce, persuade, encourage or influence any person or entity having a business relationship with the Bank or any of its Affiliates, to discontinue, reduce or restrict such relationship or (B) solicit or target the deposits, loans or other banking products and services from or to persons or entities who were depositors, borrowers or customers of the Bank or its Affiliates on the Date of Termination, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way, except for general solicitations that are directed to the general public and not directed specifically to persons or entities who were depositors, borrowers or customers of the Bank or its Affiliates as of the Date of Termination.

            For purposes of this Agreement, the term "Competitive Business" shall mean the business or operations of a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company operating within San Diego County, California.

            (d)   The Executive acknowledges that as a result of the Executive's employment with the Bank, the Executive has held and will continue to hold a position of the highest trust in which the Executive comes to know the Bank's employees, its customers and its Confidential and Proprietary Information. The Executive agrees that the provisions of Section 7(c) are necessary to protect the Bank's legitimate business interests. The Executive warrants that these provisions will not unreasonably interfere with the Executive's ability to earn a living or to pursue the Executive's occupation after the Executive's employment ends for any reason.

            (e)   It is the desire and intent of the parties to this Agreement that the provisions of this Section 7 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that although the Executive and the Bank each consider the restrictions contained in this Section 7 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that the time or territory or any other restriction contained in this Section 7 is unenforceable against any party, the provisions of this Section 7 shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. The parties agree that nothing in this Agreement shall be construed to limit or negate the common law of torts, confidentiality, trade secrets, fiduciary duty and obligations where such laws provide the Bank with any broader, further or other remedy or protection than those provided herein.

            (f)    Because the breach of any of the provisions of this Section 7 will result in immediate and irreparable injury to the Bank for which the Bank will not have an adequate remedy at law, the Bank shall be entitled, in addition to all other rights and remedies, to seek a degree of specific performance of the restrictive covenants contained in this Section 7 and to a temporary and permanent injunction enjoining such breach, without posting bond or furnishing similar security.

          8.     Cooperation in Legal Proceedings.    After the Date of Termination, the Executive agrees to reasonably cooperate with the Bank and any of its Affiliates in the defense or prosecution of any claims or actions that may be brought against or on behalf of the Bank or its Affiliates, which relate to events or occurrences that transpired while the Executive was employed by the Bank. The Executive's reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Bank or any of its Affiliates. The Executive also agrees to reasonably cooperate with the Bank and any of its Affiliates in connection with any investigation or review of any federal, state, or local regulatory authority as any such investigation or review relates to any

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  acts or omissions that transpired while the Executive was employed by the Bank. The Executive understands that in any legal action, investigation, or review covered by this Section 8 that the Bank expects the Executive to provide only accurate and truthful information or testimony. The Bank will pay expenses necessarily and reasonably incurred by the Executive in complying with this Section 8.

          9.     Work Product.    The Executive acknowledges that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which relate to the Bank or its Affiliates, research and development or existing or future products or services and which are conceived, developed or made by the Executive while employed by the Bank and its Affiliates ("Work Product") belong to the Bank or such Affiliates (as applicable). The Executive shall promptly disclose such Work Product to the Board of Directors of the Bank and perform all actions reasonably requested by the Board of Directors of the Bank (whether during or after the Executive's employment with the Bank) to establish and confirm such ownership (including, without limitation, executing assignments, consents, powers of attorney and other instruments).

          10.   Return of Property.    On and after the Date of Termination for any reason, or at any time during the Executive's employment, on the request or direction of the Company or the Bank, the Executive will immediately deliver to the Bank any or all equipment, property, material, Confidential and Proprietary Information, Work Product or copies thereof which are owned by the Bank, the Company or their respective Affiliates and are in the Executive's possession or control. This includes documents or other information prepared by the Executive, on the Executive's behalf or provided to the Executive in connection with the Executive's duties while employed by the Bank, regardless of the form in which such document or information are maintained or stored, including computer, typed, written, electronic, audio, video, micro-fiche, imaged, drawn or any other means of recording or storing documents or other information. The Executive hereby warrants that the Executive will not retain in any form such documents, Confidential and Proprietary Information, Work Product or other information or copies thereof. The Executive may retain a copy of this Agreement and any other document or information describing any rights the Executive may have after the termination of the Executive's employment.

          11.   Dispute Resolution.    The Executive and the Bank agree that arbitration in accordance with the Federal Arbitration Act and the Dispute Resolution Procedures set forth in Attachment A to this Agreement shall be the exclusive means for final resolution of any dispute between the parties arising out of or relating to the Executive's employment or this Agreement, except (1) for workers' compensation and unemployment claims; (2) when injunctive relief is necessary to preserve the status quo or to prevent irreparable injury; and (3) any claims arising from or relating to Section 7 of this Agreement. Injunctive relief may be sought only from any court of competent jurisdiction located in Orange County, California and the Executive consents to venue and personal jurisdiction in any such court. The parties hereto agree that the arbitration provided for hereunder shall be conducted by the Judicial Arbitration and Mediation Services, Inc. ("JAMS"), presently located in Orange County, California. In the event JAMS is unable or unwilling to conduct the arbitration provided for under the terms of this Section 11, or has discontinued its business, the parties agree that the American Arbitration Association, presently located in Orange County, California, shall conduct the binding arbitration referred to in this Section 11. If any part of this Agreement is held by an arbitrator or court of competent jurisdiction to be void or unenforceable, the remaining provisions shall continue with full force and effect. If this Agreement shall be determined by any court or an arbitrator to be unenforceable because of its duration, or the scope of activities, information or geographic area covered, the parties agree that this Agreement shall be interpreted to extend to the maximum period of time or range of activities, information or geographic area that would be enforceable.

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          12.   Withholding.    All payments required to be made by the Bank hereunder to the Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

          13.   Assignability.    The Bank may assign this Agreement and its rights and obligations hereunder in whole, but not in part, from and after the Closing Date to any corporation or other entity with or into which the Bank may hereafter merge or consolidate or to which the Bank may transfer all or substantially all of its assets, if in any such case said corporation or other entity shall by operation of law or expressly in writing assume all obligations of the Bank hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. The benefits provided under this Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, devisees and legatees. If the Executive shall die while any amounts would be payable to Executive hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by the Executive to receive such amounts, or, if no person is so appointed, to the Executive's estate. Except as otherwise provided in this Section 13, the Executive may not assign or transfer this Agreement or any rights or obligations hereunder.

          14.   Notice.    For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the signature page hereto. Any notice, request, demand or other communication delivered or sent in the manner aforesaid shall be deemed given or made (as the case may be) upon the earliest of (a) the date it is actually received, (b) the business day after the day on which it is delivered by hand, (c) the business day after the day on which it is properly delivered to Federal Express (or a comparable overnight delivery service), or (d) the third business day after the day on which it is deposited in the United States mail. The Bank or the Executive may change their respective addresses by notifying the other party of the new addresses in any manner permitted by this Section 14.

          15.   Amendment; Waiver.    No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer or officers as may be specifically designated by the Board of Directors of the Bank to sign on its behalf. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

          16.   Governing Law.    The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the United States where applicable and otherwise by the substantive laws of the State of California, without regard to any conflicts of laws provisions thereof.

          17.   Nature of Obligations.    Nothing contained herein shall create or require the Bank to create a trust of any kind to fund any benefits which may be payable hereunder, and to the extent that the Executive acquires a right to receive benefits from the Bank hereunder, such right shall be no greater than the right of any unsecured general creditor of the Bank.

          18.   Headings.    The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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          19.   Validity.    The invalidity, illegality or unenforceability of any provision of this Agreement, in whole or in part, shall not affect the validity, legality or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

          20.   Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

          21.   Regulatory Prohibition and Required Provisions.

            (a)   Notwithstanding any other provision of this Agreement to the contrary, any payments made to the Executive pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act ("FDIA") (12 U.S.C. §1828(k)), and the regulations promulgated thereunder, including 12 C.F.R. Part 359. Furthermore, following a termination for Cause, the Executive will not, directly or indirectly, participate in the affairs or the operations of the Company or the Bank.

            (b)   If the Executive is suspended from office and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under Section 8(e)(3) or 8(g)(1) of the FDIA, 12 U.S.C. § 1818(e)(3) or (g)(1), the Bank's obligations under this contract shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Executive all or part of the compensation withheld while their contract obligations were suspended; and (ii) reinstate (in whole or in part) any of the obligations which were suspended.

            (c)   If the Executive is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under Section 8(e)(4) or 8(g)(l) of the FDIA, 12 U.S.C. § 1818(e)(4) or (g)(l), all obligations of the Bank under this contract shall terminate as of the effective date of the order, but vested rights of the contracting parties shall not be affected.

            (d)   If the Bank is in default as defined in Section 3(x)(l) of the FDIA, 12 U.S.C. § 1813(x)(l) all obligations of the Bank under this contract shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the contracting parties.

            (e)   All obligations of the Bank under this contract shall be terminated, except to the extent determined that continuation of the contract is necessary for the continued operation of the institution, by the Federal Deposit Insurance Corporation ("FDIC"), at the time the FDIC enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the FDIA, 12 U.S.C. § 1823(c).

          22.   Effectiveness.    This Agreement shall become effective as of the Closing Date of the transactions contemplated under the Merger Agreement, but shall have no force or effect unless and until the Effective Time (as defined in the Merger Agreement) occurs. This Agreement shall terminate and be of no force and effect, if the Merger Agreement is terminated.

          23.   SERP.    The Bank agrees to assume and discharge all of the obligations of SDTB with respect to the San Diego Trust Bank Supplemental Executive Retirement Plan dated January 2, 2007, as amended by the First Amendment to the San Diego Trust Bank Supplemental Executive Retirement Plan dated January 2, 2007, dated October 11, 2007, as amended by the Second Amendment to San Diego Trust Bank Supplemental Executive Retirement Plan dated January 2, 2007, dated December 11, 2008, and as amended by the Third Amendment to San Diego Trust Bank Supplemental Executive Retirement Plan dated January 2, 2007, dated December 21, 2011 (the "SERP"), by and between SDTB and Executive.

A-D-11

          24.   Entire Agreement.    Except as provided in Section 23 with respect to the SERP, this Agreement embodies the entire agreement between the Bank and the Executive with respect to the matters agreed to herein. All prior agreements between the Bank and the Executive with respect to the matters agreed to herein, except the SERP, are hereby superseded and shall have no force or effect.

[Signature page follows]

A-D-12

        IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PACIFIC PREMIER BANK
By:	Name: Steven R. Gardner Title: President and Chief Executive Officer
Address:
17901 Von Karman Avenue Suite 1200 Irvine, CA 92614
EXECUTIVE
By:	Name: James T. Reschan
Address:

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 Attachment A

DISPUTE RESOLUTION PROCEDURES

        The parties agree to make a good faith effort to informally resolve any dispute before submitting the dispute to be resolved in accordance with the following procedures ("Procedures"):

  A.
  The party claiming to be aggrieved ("Claimant") shall furnish to the other a written statement of the grievance, all Persons whose testimony would support the grievance, and the relief requested or proposed. The written statements must be delivered to the other party within the time limits for bringing an administrative or court action based on that claim.

  B.
  If the other party does not agree to furnish the relief requested or proposed, or otherwise does not satisfy the demand of the Claimant within 30 days and the Claimant wishes to pursue the issue, the Claimant shall give notice to the other of the Claimant's demand that the dispute be submitted to non-binding mediation before a mediator jointly selected by the parties or the parties cannot agree on a mediator selected from a list provided by JAMS. Such mediation should occur within 90 days of the demand for mediation.

  C.
  If the dispute is not resolved in mediation, the Claimant shall request arbitration of the dispute by giving written notice to the other party within 30 days after mediation. The parties will attempt to agree on a mutually acceptable arbitrator and, if no agreement is reached, the parties will request a list of nine arbitrators from JAMS or such other arbitration firms as agreed and select by alternatively striking names. The arbitration will be conducted consistent with JAMS' rules governing employment disputes ("Rules") that are in effect at the time of the arbitration. If there is any conflict between those Rules and the Procedures, the Procedures will govern. The arbitrator shall have authority to decide whether the conduct complained of under Section A above violates the legal rights of the parties. In any such arbitration proceeding, any hearing must be supported by written findings of fact and conclusions of law. The arbitrator's findings of fact must be supported by substantial evidence on the record as a whole, and the conclusions of law and any remedy must be provided for by and consistent with the laws of California and federal law. The arbitrator shall have no authority to add to, modify, change or disregard any lawful term of the Agreement. The Bank will pay the arbitrator's fee. Any award that may result from such arbitration may be confirmed into a judgment from a court and enforced in accordance with applicable law.

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 ANNEX E

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

        THIS CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT ("Agreement") dated March 5, 2013 by and between Michael E. Perry ("Shareholder") and Pacific Premier Bank (the "Bank").

W I T N E S S E T H

        WHEREAS, the Shareholder is currently employed by San Diego Trust Bank ("SDTB") as its President and Chief Executive Officer and is a shareholder of SDTB;

        WHEREAS, the Bank, Pacific Premier Bancorp, Inc., a Delaware corporation and bank holding company for the Bank (the "Company"), and SDTB entered into an Agreement and Plan of Reorganization, dated March 5, 2013 (the "Merger Agreement"), which provides for the Company's acquisition of SDTB, including the goodwill associated with SDTB's business;

        WHEREAS, as a result of his employment with, and participation in the affairs of, SDTB as its principal executive officer, Shareholder has acquired significant knowledge and proprietary and confidential trade information regarding SDTB and its business affairs and strategies;

        WHEREAS, as a result of his involvement in transactions contemplated by the Merger Agreement on behalf of SDTB, Shareholder has acquired significant knowledge and proprietary and confidential trade information regarding the Company and the Bank and their business affairs and strategies;

        WHEREAS, as a shareholder of SDTB, Shareholder will materially benefit from the acquisition of SDTB by the Company pursuant to the terms of the Merger Agreement, and desires that the transactions contemplated by the Merger Agreement be consummated; and

        WHEREAS, Shareholder's execution of and continued compliance with this Agreement, and the protection and maintenance of SDTB's goodwill that is served thereby, are a material inducement for the Company and the Bank to enter into the Merger Agreement and are a condition precedent for the Company and the Bank to consummate the transactions contemplated by the Merger Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants herein set forth, Shareholder and the Bank do agree to the following terms:

          1.     Definitions.    The following words and terms shall have the meanings set forth below for the purposes of this Agreement:

            (a)   Affiliate.    Affiliate of any person or entity means any stockholder, person, or entity controlling, controlled by, or under common control with such person or entity, or any director, officer or key executive of such entity or any of their respective relatives. For purposes of this definition, "control," when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities, by contracting or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing.

            (b)   Confidential and Proprietary Information.    "Confidential and Proprietary Information" shall mean any and all (i) confidential or proprietary information or material not in the public domain about or relating to the business, operations, assets or financial condition of SDTB, the Company, the Bank or any Affiliate of any of the foregoing (collectively, a "Covered Party") or any Covered Party's trade secrets; and (ii) information, documentation or material not in the public domain by virtue of any action by or on the part of Shareholder, the knowledge of which gives or may give a Covered Party an advantage over any person not possessing such information. For purposes hereof, the term "Confidential and Proprietary

A-E-1

    Information" shall not include any information or material (i) that is known to the general public other than as a result of Shareholder's breach of this Agreement or (ii) that was disclosed to Shareholder by a person who Shareholder did not reasonably believe was bound to a confidentiality or similar agreement with a Covered Party.

            (c)   Closing Date.    "Closing Date" shall mean the "Closing Date" as defined in the Merger Agreement.

          2.     Restrictions Respecting Confidential Information, Non-Competition and Non-Solicitation.

            (a)   Shareholder covenants and agrees that, unless otherwise authorized by the Bank in writing, Shareholder shall not, directly or indirectly, under any circumstance: (i) disclose to any other person or entity any Confidential and Proprietary Information, other than pursuant to applicable law, regulation or subpoena or with the prior written consent of the Bank; (ii) act or fail to act so as to impair the confidential or proprietary nature of any Confidential and Proprietary Information; (iii) use any Confidential and Proprietary Information other than for the sole and exclusive benefit of the Bank; or (iv) offer or agree to, or cause or assist in the inception or continuation of, any such disclosure, impairment or use of any Confidential and Proprietary Information. Promptly following the Closing Date, Shareholder shall either deliver to the Bank all documents, records and other items containing any Confidential and Proprietary Information (regardless of the medium in which maintained or stored) in his possession or provide certification to the Bank as to their destruction.

            (b)   In consideration of the amount payable to Shareholder pursuant to Section 3, Shareholder agrees that for a period of three (3) years beginning with the Closing Date (the "Covered Period"), Shareholder will not, directly or indirectly, either as principal, manager, agent, consultant, advisor, independent contractor, officer, stockholder, partner, investor, lender or employee or in any other similar capacity:

                (i)  establish, acquire, engage in, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in any Competitive Business or have any financial interest (including, without limitation, any interest in the voting or nonvoting equity or debt securities, partnership interests or similar securities, or warrants or options thereon) in any person or entity that engages in any Competitive Business, provided that Shareholder may acquire less than 5% of the equity of any Competitive Business so long as such acquisition is and remains solely for investment purposes; or

               (ii)  solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any employees of the Bank and its Affiliates who are then still employees ("Covered Employees"); or

              (iii)  (A) induce, persuade, encourage or influence or attempt to induce, persuade, encourage or influence any person or entity having a business relationship with the Bank or any of its Affiliates, to discontinue, reduce or restrict such relationship or (B) solicit or target the deposits, loans or other banking products and services from or to persons or entities who were depositors, borrowers or customers of the Bank or its Affiliates as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way, except for general solicitations that are directed to the general public and not directed specifically to persons or entities who were depositors, borrowers or customers of the Bank or its Affiliates as of the Closing Date.

        For purposes of this Agreement, the term "Competitive Business" shall mean the business or operations of a bank, credit union or industrial bank operating within San Diego County, California.

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            (c)   Shareholder agrees that the provisions of Section 2(b) are necessary to protect the Bank's legitimate business interests. Shareholder warrants that these provisions will not unreasonably interfere with Shareholder's ability to earn a living or to pursue Shareholder's occupation. Shareholder agrees to promptly notify the Bank of the name and address of any person or entity to which Shareholder provides services during the Covered Period and authorizes the Bank, after consultation with Shareholder as to the form and content of any such notice, to notify that entity of Shareholder's obligations under this Agreement.

            (d)   It is the desire and intent of the parties to this Agreement that the provisions of this Section 2 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that although Shareholder and the Bank each consider the restrictions contained in this Section 2 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that the time or territory or any other restriction contained in this Section 2 is unenforceable against any party, the provisions of this Section 2 shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.

            (e)   The parties to this Agreement agree that nothing in this Agreement shall be construed to limit or negate the common law of torts, confidentiality, trade secrets, fiduciary duty and obligations where such laws provide the Bank with any broader, further or other remedy or protection than those provided herein.

            (f)    Because the breach of any of the provisions of this Section 2 will result in immediate and irreparable injury to the Bank for which the Bank will not have an adequate remedy at law, the Bank shall be entitled, in addition to all other rights and remedies, to seek a decree of specific performance of the restrictive covenants contained in this Section 2 and to a temporary and permanent injunction enjoining such breach, without posting bond or furnishing similar security.

          3.     Consideration.    In consideration of the restrictive covenants provided for in Section 2 above, the Bank shall pay to Shareholder a fee, which fee shall be paid in three (3) equal annual installments of $375,000, with the first installment payable on the Closing Date and the remaining two (2) installments payable on the first and second anniversaries of the Closing Date.

          4.     Shareholder Representations.    Shareholder represents, stipulates and acknowledges that (a) Shareholder's experience and capabilities are such that the provisions herein contained will not prevent Shareholder from earning a livelihood, (b) the execution of this Agreement was a material inducement to the Company and the Bank to enter into the Merger Agreement for which Shareholder will receive a substantial financial benefit, (c) it would impair the goodwill acquired by the Company and reduce the value of SDTB obtained by the Company through the transactions contemplated by the Merger Agreement, if Shareholder were to use his ability and knowledge in competition with the Company and/or the Bank, or to otherwise breach the obligations contained herein and (d) the foregoing restrictions on competition are fair and reasonable in the type of prohibited activity and both geographic and temporal scope.

          5.     Cooperation in Legal Proceedings.    Shareholder agrees to reasonably cooperate with the Bank and any of its Affiliates in the defense or prosecution of any claims or actions that may be brought against or on behalf of the Bank or its Affiliates, which relate to events or occurrences that transpired while Shareholder was providing services to SDTB. Shareholder's reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Bank or any of its Affiliates. Shareholder also agrees to reasonably cooperate with the Bank and any of its Affiliates in connection with any investigation or review of any federal, state, or

A-E-3

  local regulatory authority as any such investigation or review relates to any acts or omissions that transpired while Shareholder was providing services to SDTB. Shareholder understands that in any legal action, investigation, or review covered by this Section 5 that the Bank expects Shareholder to provide only accurate and truthful information or testimony. The Bank will pay expenses necessarily and reasonably incurred by Shareholder in complying with this Section, provided that no right to the expenses (whether as a reimbursement or in-kind benefit) shall be subject to liquidation or exchange for another benefit. Reimbursement shall be made promptly after such expenses are incurred (provided adequate proof has been provided in compliance with applicable Bank policies).

          6.     Assignability.    The Bank may assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any corporation, bank, or other entity with or into which the Bank may hereafter merge or consolidate or to which the Bank may transfer all or substantially all of its assets, if in any such case said corporation, bank or other entity shall by operation of law or expressly in writing assume all obligations of the Bank hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. If Shareholder should die while any amounts would be payable to Shareholder hereunder had Shareholder continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by Shareholder to receive such amounts, or, if no person is so appointed, to Shareholder's estate. Except as otherwise provided in this Section 6, Shareholder may not assign or transfer this Agreement or any rights or obligations hereunder.

          7.     Notice.    For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the signature page hereto. Any notice, request, demand or other communication delivered or sent in the manner aforesaid shall be deemed given or made (as the case may be) upon the earliest of (a) the date it is actually received, (b) the business day after the day on which it is delivered by hand, (c) the business day after the day on which it is properly delivered to Federal Express (or a comparable overnight delivery service), or (d) the third business day after the day on which it is deposited in the United States mail. The Bank or Shareholder may change its address by notifying the other party of the new address in any manner permitted by this Section 7.

          8.     Amendment; Waiver.    No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Shareholder and such officer or officers as may be specifically designated by the Board of Directors of the Bank to sign on its behalf. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

          9.     Governing Law and Forum.    The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the United States where applicable and otherwise by the substantive laws of the State of California.

          10.   Nature of Obligations.    Nothing contained herein shall create or require the Bank to create a trust of any kind to fund any benefits which may be payable hereunder, and to the extent that Shareholder acquires a right to receive benefits from the Bank hereunder, such right shall be no greater than the right of any unsecured general creditor of the Bank.

          11.   Headings.    The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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          12.   Validity.    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

          13.   Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

          14.   Effectiveness.    This Agreement shall become effective as of the Closing Date of the transactions contemplated under the Merger Agreement, but shall have no force or effect unless and until the Effective Time (as defined in the Merger Agreement) occurs. This Agreement shall terminate and be of no force and effect if the Merger Agreement is terminated.

          15.   Entire Agreement.    This Agreement embodies the entire agreement between the Bank and Shareholder with respect to the matters agreed to herein. All prior agreements between the Bank and Shareholder with respect to the matters agreed to herein are hereby superseded and shall have no force or effect.

[Signature Page Follows]

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        IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PACIFIC PREMIER BANK
Address: 17901 Von Karman Avenue Suite 1200 Irvine, California 92614	By:
SHAREHOLDER
Address:	By:	Michael E. Perry

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Appendix B

March 5, 2013

The Board of Directors
San Diego Trust Bank
2550 Fifth Avenue, Suite 1010
San Diego, CA 92103

Members of the Board:

        You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of San Diego Trust Bank ("SDBK"), of the Aggregate Merger Consideration (as defined in the Agreement) in the proposed merger (the "Merger") of SDBK with Pacific Premier Bank, a wholly-owned subsidiary of Pacific Premier Bancorp, Inc. a Delaware corporation ("PPBI"). The terms of the Merger are set forth in the draft Agreement and Plan of Reorganization, dated as of March 1, 2013, among PPBI, Pacific Premier Bank and SDBK (the "Agreement"). Pursuant to the terms of the Agreement, each share of common stock, no par value, of SDBK not owned by SDBK and PPBI or by any of the respective wholly-owned subsidiaries (other than shares owned in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding immediately prior to the Merger will be cancelled and retired and converted into the right to receive Per Share Stock Consideration or Per Share Cash Consideration, subject to adjustments as described in the Agreement. The terms and conditions of the Merger are more fully described in the Agreement.

        Keefe, Bruyette & Woods, Inc., has acted as financial advisor to SDBK and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, SDBK and PPBI, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of SDBK and PPBI for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to SDBK. We have acted exclusively for the Board of Directors of SDBK in rendering this fairness opinion and will receive a fee from SDBK for our services. A portion of our fee is contingent upon the successful completion of the Merger.

        During the past two years, we have not provided any investment banking and financial advisory services to SDBK or received compensation for such services. We also have not provided investment banking and financial advisory services to PPBI in the past two years. We may in the future seek to provide investment banking and financial advisory services to PPBI and receive compensation for such services.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of SDBK and PPBI and the Merger, including among other things, the following: (i) a draft of the Agreement dated March 1, 2013 (the most recent draft made available to us); (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2011, and certain interim reports to stockholders and Quarterly

Reports on Form 10-Q for PPBI; (iii) the Annual and Quarterly Filings with the Federal Deposit Insurance Corporation for the three fiscal years ended December 31, 2012 for SDBK; and (iv) certain interim reports and other communications to stockholders and other financial information concerning the businesses and operations of SDBK and PPBI, furnished to us by SDBK and PPBI for purposes of our analysis. We have also held discussions with senior management of SDBK and PPBI regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for SDBK and PPBI with similar information for certain other companies the securities of which are publicly traded, and reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

        In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of SDBK and PPBI as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for SDBK and PPBI are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of SDBK or PPBI, nor have we examined any individual credit files.

        We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Aggregate Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

        We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of SDBK and PPBI; (ii) the assets and liabilities of SDBK and PPBI; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of SDBK to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to SDBK.

        This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Common Shares of the Aggregate Merger Consideration in the Merger. We express no view or opinion as to any terms or other aspects of the Merger.

        Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of SDBK's officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of SDBK in connection with the Merger.

        In addition, this opinion does not in any manner address the prices at which the PPBI common stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of SDBK should vote at the stockholders meeting to be held in connection with the Merger.

        This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration in the Merger is fair, from a financial point of view, to holders of the SDBK common stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

APPENDIX C

CALIFORNIA GENERAL CORPORATION LAW
CHAPTER 13: DISSENTERS' RIGHTS

1300.
(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

        (b)   As used in this chapter, "dissenting shares" means shares to which all of the following apply:

          (1)   That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

          (2)   That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3)   That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4)   That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c)   As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

1301.
(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)   Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

        (c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

        1302.  Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.
(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.
(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305.
(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

        (c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

        (d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

        (e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

        1306.  To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

        1307.  Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

        1308.  Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

        1309.  Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

          (d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

        1310.  If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

        1311.  This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.
(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

        (b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

        (c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

        1313.  A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.